     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 2015
                                                   REGISTRATION NOS. 333-202700

                                                                      811-03240

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4

                               -----------------

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                       Pre-Effective Amendment No. 1        [X]

                        Post Effective Amendment No.        [_]
                                    and/or
                            REGISTRATION STATEMENT
                                     UNDER
                      THE INVESTMENT COMPANY ACT OF 1940

                                 Amendment No. 217          [X]


                               -----------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT A
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                   2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                (713) 831-3150
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                              MARK MATTHES, ESQ.
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                   2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Title of Securities Being Registered: Units of interest in Separate Account A of The Variable Annuity Life Insurance Company Separate Account A under variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

================================================================================

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A
UNITS OF INTEREST UNDER GROUP
FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS
PORTFOLIO DIRECTOR(R) PLUS

FOR SERIES 2                                                      June 24, 2015


PROSPECTUS

The Variable Annuity Life Insurance Company ("VALIC") offers certain series of Portfolio Director Plus (referred to as "Portfolio Director" in this prospectus), comprising unallocated group fixed and variable deferred annuity contracts for Participants in certain employer-sponsored qualified retirement plans (the "Contracts").

The Contracts permit Participants to invest in and receive retirement benefits in one Fixed Account Option and/or an array of Variable Account Options described in this prospectus. The Contract Owner decides which Variable Account Options are available under the Contract for Participant allocations.

--------------------------------------------------------------------------------

This prospectus provides information employers and Participants should know before investing in the Contracts and will help each make decisions for selecting various investment options and benefits. Please read and retain this prospectus for future reference.


A Statement of Additional Information, dated June 24, 2015, contains additional information about the Contracts and is part of this prospectus. For a free copy call 1-800-448-2542. The table of contents for the Statement of Additional Information ("SAI") is shown at the end of this prospectus. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is available along with other related materials at the SEC's internet web site (http://www.sec.gov).


INVESTMENT IN THE CONTRACTS IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE CONTRACT OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENTS.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ACCOUNT OPTIONS
--------------------------------------------------------------------------------

VALIC COMPANY I FUNDS               VALIC COMPANY II FUNDS              PUBLIC FUNDS
Asset Allocation Fund               Aggressive Growth Lifestyle Fund    American Beacon Holland Large Cap Growth Fund
Blue Chip Growth Fund               Capital Appreciation Fund           Ariel Appreciation Fund
Broad Cap Value Income Fund         Conservative Growth Lifestyle Fund  Ariel Fund
Capital Conservation Fund           Core Bond Fund                      Invesco Balanced-Risk Commodity Strategy Fund
Core Equity Fund                    High Yield Bond Fund                T. Rowe Price Retirement 2015 Fund
Dividend Value Fund                 International Opportunities Fund    T. Rowe Price Retirement 2020 Fund
Dynamic Allocation Fund             Large Cap Value Fund                T. Rowe Price Retirement 2025 Fund
Emerging Economies Fund             Mid Cap Growth Fund                 T. Rowe Price Retirement 2030 Fund
Foreign Value Fund                  Mid Cap Value Fund                  T. Rowe Price Retirement 2035 Fund
Global Real Estate Fund             Moderate Growth Lifestyle Fund      T. Rowe Price Retirement 2040 Fund
Global Social Awareness Fund        Money Market II Fund                T. Rowe Price Retirement 2045 Fund
Global Strategy Fund                Small Cap Growth Fund               T. Rowe Price Retirement 2050 Fund
Government Securities Fund          Small Cap Value Fund                T. Rowe Price Retirement 2055 Fund
Growth Fund                         Socially Responsible Fund           T. Rowe Price Retirement 2060 Fund
Growth & Income Fund                Strategic Bond Fund                 Vanguard Lifestrategy Conservative Growth Fund
Health Sciences Fund                                                    Vanguard Lifestrategy Growth Fund
Inflation Protected Fund                                                Vanguard Lifestrategy Moderate Growth Fund
International Equities Index Fund                                       Vanguard Long-Term Investment-Grade Fund
International Government Bond Fund                                      Vanguard Long-Term Treasury Fund
International Growth Fund                                               Vanguard Wellington Fund
Large Cap Core Fund                                                     Vanguard Windsor II Fund
Large Capital Growth Fund
Mid Cap Index Fund
Mid Cap Strategic Growth Fund
Money Market I Fund
Nasdaq-100(R) Index Fund
Science & Technology Fund
Small Cap Aggressive Growth Fund
Small Cap Fund
Small Cap Index Fund
Small Cap Special Values Fund
Small-Mid Growth Fund
Stock Index Fund
Value Fund

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                             PAGE
                                                             ----

GLOSSARY OF TERMS...........................................   3

FEE TABLES..................................................   4

HIGHLIGHTS..................................................   6

GENERAL INFORMATION.........................................   7
   About the Contracts......................................   7
   About VALIC..............................................   7
   About VALIC Separate Account A...........................   8
   Units of Interest........................................   8
   Distribution of the Contracts............................   8
   Recordkeeping for the Contract...........................   8

FIXED AND VARIABLE ACCOUNT OPTIONS..........................   9
   Fixed Account Option.....................................   9
   Variable Account Options.................................   9

PURCHASE PERIOD.............................................  13
   Account Establishment....................................  13
   When a Participant Account Will Be Credited..............  13
   Purchase Units...........................................  13
   Calculation of Value for Fixed Account Options...........  13
   Calculation of Value for Variable Account Options........  14
   Stopping Purchase Payments...............................  14

TRANSFERS BETWEEN INVESTMENT OPTIONS........................  14
   During the Purchase Period -- Policy Against Market
     Timing and Frequent Transfers..........................  14
   Communicating Transfer or Reallocation Instructions......  15
   Effective Date of Transfer...............................  16
   Transfers During the Payout Period.......................  16

FEES AND CHARGES............................................  16
   Premium Tax Charge.......................................  16
   Market Value Adjustment ("MVA")..........................  16
   Other Charges............................................  16

PAYOUT PERIOD...............................................  17
   Fixed Payout.............................................  17
   Assumed Investment Rate..................................  17
   Variable Payout..........................................  17
   Combination Fixed and Variable Payout....................  17
   Partial Annuitization....................................  17
   Payout Date..............................................  17
   Payout Options...........................................  18
   Payout Information.......................................  18

SURRENDER OF ACCOUNT VALUE..................................  19
   When Surrenders Are Allowed..............................  19
   Surrender Process........................................  19
   Surrender Restrictions...................................  19
   Partial Surrenders.......................................  20
   Systematic Withdrawals...................................  20
   Distributions Required by Federal Tax Law................  20
   Withdrawals from Fixed Account Option....................  20

                                                                 PAGE
                                                                 ----

DEATH BENEFITS..................................................  20
   The Process..................................................  21
   Beneficiary Information......................................  21
       Spousal Beneficiaries....................................  21
       Beneficiaries Other Than Spouses.........................  21
   During the Purchase Period...................................  21
   During the Payout Period.....................................  21

OTHER CONTRACT FEATURES.........................................  22
   Changes That May Not Be Made.................................  22
   Change of Beneficiary........................................  22
   We Reserve Certain Rights....................................  22
   Relationship to Employer's Plan..............................  22

VOTING RIGHTS...................................................  22
   Who May Give Voting Instructions.............................  22
   Determination of Fund Shares Attributable to Your Account....  23
       During the Purchase Period...............................  23
       During the Payout Period or after a Death Benefit
         Has Been Paid..........................................  23
   How Fund Shares Are Voted....................................  23

FEDERAL TAX MATTERS.............................................  23
   Types of Plans...............................................  23
   Tax Consequences in General..................................  23

LEGAL PROCEEDINGS...............................................  25

FINANCIAL STATEMENTS............................................  26

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION........  26

GLOSSARY OF TERMS
--------------------------------------------------------------------------------

Unless otherwise specified in this prospectus, the words "we," "us," "our," "Company," and "VALIC" mean The Variable Annuity Life Insurance Company and the words "you" and "your" mean the Contract Owner.

Other specific terms we use in this prospectus are:

ACCOUNT VALUE -- the total value of the Fixed Account Option and/or Variable Account Option Purchase Units that have not yet been applied to Participant Payout Payments.

ANNUITANT -- the individual (in most cases, the Participant) to whom Payout Payments will be paid.

ANNUITY SERVICE CENTER -- VALIC Document Control, P.O. Box 15648, Amarillo, Texas 79105.

ASSUMED INVESTMENT RATE -- The rate used to determine the first monthly payout payment per thousand dollars of account balance allocated to the Participant's Variable Account Option.

BENEFICIARY -- the individual designated to receive the Participant's account balance during the Purchase Period, or to receive Payout Payments if any, upon the death of the Participant.

BUSINESS DAY -- any weekday that the New York Stock Exchange ("NYSE") is open for trading. Normally, the NYSE is open Monday through Friday through 4:00 p.m. Eastern time ("Market Close"). On holidays or other days when the NYSE is closed, such as Good Friday, the Company is not open for business.

CODE -- the Internal Revenue Code of 1986, as amended.

CONTRACT OWNER -- The party named on the group annuity contract (for example, an employer, a retirement plan trust or other entity allowed by law).

DIVISION -- the portion of the Separate Account invested in a particular Mutual Fund. Each Division is a subaccount of VALIC Separate Account A.

FIXED ACCOUNT OPTION -- an account that is guaranteed to earn at least a minimum rate of interest while invested in VALIC's general account.

HOME OFFICE -- located at 2929 Allen Parkway, Houston, Texas 77019.

MUTUAL FUND OR FUND -- the investment portfolio(s) of a registered open-end management investment company, which serves as the underlying investment vehicle for each Division represented in VALIC Separate Account A.

PARTICIPANT -- an employee or other person affiliated with the Contract Owner on whose behalf Payout Payments are to be made. Participant references imparting one gender shall mean either gender. For example, "his" shall mean "his or her" for convenience in this prospectus.

PARTICIPANT YEAR -- a 12 month period starting with the date that the Payout Period begins and each anniversary of that date.

PAYOUT PAYMENTS -- annuity payments withdrawn in a steady stream during the Payout Period.

PAYOUT PERIOD -- the period beginning when a Participant begins to receive Payout Payments under an annuity certificate distributed from the Contract and, if applicable, the employer's plan. This also may be called the "Annuity Period."

PAYOUT UNIT -- a measuring unit used to calculate Payout Payments from a Participant's Variable Account Option. Payout Units measure value, which is calculated just like the Purchase Unit value for each Variable Account Option except that the initial Payout Unit includes a factor for the Assumed Investment Rate selected. Payout Unit values will vary with the investment experience of the VALIC Separate Account A Division.

PROOF OF DEATH -- a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to VALIC.

PURCHASE PAYMENTS -- an amount of money the Participant or employer pays to VALIC to receive the benefits of a Contract.

PURCHASE PERIOD -- the period beginning with the first Purchase Payment under the Contract. The Purchase Period ends when the Account Value is reduced to zero, whether through the selection of Payout Payments or the surrender of the Contract by the Contract owner, or a combination of both. This may also be referred to as the "Accumulation Period."

PURCHASE UNIT -- a unit of interest in a Variable Account Option.

SYSTEMATIC WITHDRAWALS -- payments withdrawn on a regular basis during the Purchase Period.

VALIC SEPARATE ACCOUNT A OR SEPARATE ACCOUNT -- a segregated asset account established by VALIC under the Texas Insurance Code. The purpose of the VALIC Separate Account A is to receive and invest your Purchase Payments and Account Value in the Variable Account Option, if selected.

VARIABLE ACCOUNT OPTION -- investment options that correspond to Separate Account Divisions available under the Contracts.

FEE TABLES
--------------------------------------------------------------------------------

 THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU MAY PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT THE CONTRACT OWNER OR PARTICIPANT WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.

 CONTRACT OWNER/PARTICIPANT TRANSACTION EXPENSES

Surrender Charge                                                 None
----------------------------------------------------------------------
Maximum Loan Application Fee (per loan)                          $75
----------------------------------------------------------------------
State Premium Taxes (as a percentage of the amount annuitized)  0-3.5%
----------------------------------------------------------------------

 THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT THE CONTRACT OWNER OR PARTICIPANT WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING THE VARIABLE ACCOUNT OPTION FEES AND EXPENSES.

 SEPARATE ACCOUNT CHARGES

Variable Account Option Maintenance Charge                                            None
-------------------------------------------------------------------------------------------
Mortality and Expense Risk Separate Account Charges for each Variable Account Option
(as a percentage of assets invested):                                                 0.00%
-------------------------------------------------------------------------------------------

 UNDERLYING MUTUAL FUND EXPENSES

 THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE MUTUAL FUNDS THAT THE CONTRACT OWNER OR PARTICIPANT MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH MUTUAL FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH MUTUAL FUND.

TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES                                               MINIMUM MAXIMUM
----------------------------------------------------------------------------------------------------------
(Expenses that are deducted from the assets of a Mutual Fund, including management fees,
distribution and/or service (12b-1) fees, and other expenses)                              0.15%  1.31%(1)
----------------------------------------------------------------------------------------------------------

--------
 FOOTNOTES TO THE FEE TABLES

 (1) The Mutual Fund with the highest operating expenses is the VC II Small Cap Growth Fund. The Fund's adviser has contractually agreed to reduce and/or reimburse certain expenses through December 31, 2015, to the extent that the Fund's Total Annual Fund Operating Expenses exceed 1.16%. The contractual expense arrangement can be changed by approval of a majority of the Fund's Board of Trustees. See the Fund prospectus for additional information regarding the contractual expense limitation.

--------------------------------------------------------------------------------

EXAMPLES

These examples are intended to help Contract Owners or Participants compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner/Participant transaction expenses, Contract fees, and the Variable Account Option fees and expenses. Each example assumes that you invest a single Purchase Payment of $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. Neither example includes the effect of premium taxes upon annuitization, which, if reflected, would result in higher costs. Your actual costs may be higher or lower than the examples below.

The first set of examples assumes the MAXIMUM fees and expenses, including investment in a Variable Account Option with the highest total expenses (1.31%).

(1) If you surrender your Contract at the end of the applicable time period:

                        1 YEAR 3 YEARS 5 YEARS 10 YEARS
                        ------ ------- ------- --------
                         $133   $415    $719    $1,584

(2) If you annuitize your Contract or you do NOT surrender your Contract:

                        1 YEAR 3 YEARS 5 YEARS 10 YEARS
                        ------ ------- ------- --------
                         $133   $415    $719    $1,584

The second set of examples assumes the MINIMUM fees and expenses, including investment in a Variable Account Option with the lowest total expenses (0.15%).

(1) If you surrender your Contract at the end of the applicable time period:

                        1 YEAR 3 YEARS 5 YEARS 10 YEARS
                        ------ ------- ------- --------
                         $15     $48     $85     $193

(2) If you annuitize your Contract or you do NOT surrender your Contract:

                        1 YEAR 3 YEARS 5 YEARS 10 YEARS
                        ------ ------- ------- --------
                         $15     $48     $85     $193

Note: These examples should not be considered representative of past or future expenses for any Variable Account Option or for any Mutual Fund. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.


PRIOR TO THE DATE OF THIS PROSPECTUS, THE CONTRACTS HAD NOT BEEN OFFERED FOR SALE. AS A RESULT, SELECTED PURCHASE UNIT DATA IS NOT YET AVAILABLE WITH RESPECT TO THE VARIABLE ACCOUNT OPTIONS.

HIGHLIGHTS
--------------------------------------------------------------------------------

The Portfolio Director Fixed and Variable Annuity is an unallocated Contract offering Participants an array of investment options. The number of investment options and which investment options are available under the Contract is determined by the Contract Owner. The Contract is designed to help Participants invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a Contract. Purchase Payments may be invested in a variety of variable and fixed account options. During the Purchase Period, the Contract Owner and/or Participant invests money in the Contract. The Payout Period begins when the Participant starts receiving income payments from the annuity to provide for his retirement.

PURCHASE REQUIREMENTS: Purchase Payments may be made at any time and in any amount, subject to plan, VALIC, or Code limitations. The maximum single payment that may be applied to any account without prior Home Office approval is $1,000,000. FOR MORE INFORMATION ON PURCHASE PAYMENTS, REFER TO THE "PURCHASE PERIOD."

EXPENSES: There are fees and charges associated with the Contract. SEE "FEE TABLES" AND "FEES AND CHARGES."

FEDERAL TAX INFORMATION: Although deferred annuity contracts can be purchased with after-tax dollars, they are primarily used in connection with retirement programs that already receive favorable tax treatment under federal law.

Annuities, custodial accounts and trusts used to fund tax-qualified retirement plans and programs (such as those established under Code sections 403(b) or 401(k) and Individual Retirement Annuities ("IRAs")) generally defer payment on taxes and earnings until withdrawal. If you are considering an annuity to fund a tax-qualified plan or program, you should know that an annuity generally does not provide additional tax deferral beyond the tax-qualified plan or program itself. Annuities, however, may provide other important features and benefits such as the income payout option, which means that the Participant can choose to receive periodic payments for the rest of his life or for a certain number of years. Before purchasing a deferred annuity for use in a qualified retirement plan or program, you should seek tax advice from your own tax advisor. FOR A MORE DETAILED DISCUSSION OF THESE INCOME TAX PROVISIONS, SEE "FEDERAL TAX MATTERS."

SURRENDER CHARGES: There are no surrender or withdrawal charges under the Contract.

Withdrawals are always subject to the plan provisions and federal tax restrictions, which, for plans other than section
457(b) plans, generally include a tax penalty on withdrawals made prior to age 59 1/2, unless an exception applies.

ACCESS TO YOUR MONEY: Participants may withdraw money from their unallocated interest in the Contract during the Purchase Period. A Participant will pay income taxes on earnings and untaxed contributions when he withdraws them. Payments received during the Payout Period are considered partly a return of the original investment. A federal tax penalty may apply if the withdrawals are taken before age 59 1/2. As noted above, a withdrawal charge may apply. SEE "SURRENDER OF ACCOUNT VALUE" AND "FEDERAL TAX MATTERS."

LOANS: Portfolio Director offers a tax-free loan provision for tax-qualified contracts, which gives a Participant access to his unallocated interest in the Contract in the Fixed Account Option (subject to a minimum loan amount of $1,000). The availability of loans is subject to federal and state government regulations, as well as the employer's plan provisions and VALIC policy. Generally, a Participant may take one loan per account. VALIC reserves the right to change this limit. A loan application fee may be charged if permitted under state law. Keep in mind that tax laws restrict withdrawals prior to age 59 1/2 and a tax penalty may apply (including on a loan that is not repaid).

TRANSFERS: There is no charge to transfer the money among Portfolio Director's investment options. A Participant may, through a recordkeeper designated or authorized by the Contract Owner, transfer his unallocated interest in the Account Value between Variable Account Options at any time during the Purchase Period, subject to certain rules.

In certain cases, if a Participant desires to transfer some or all of his unallocated interest in the Fixed Account Option to another investment option, there may be restrictions and the transferred amount may be required to remain in the receiving option for at least 90 days. SEE "FEES AND CHARGES."

Once a Participant begins receiving Payout Payments under a distributed annuity certificate, he may still transfer allocations among Variable Account Options once each Participant Year.

Transfers can be made by calling VALIC's toll-free transfer service at 1-800-448-2542. FOR MORE INFORMATION ON ACCOUNT TRANSFERS, SEE "TRANSFERS BETWEEN INVESTMENT OPTIONS."

INCOME OPTIONS: When a Participant is ready to begin taking income, he can choose to receive income payments on a variable basis, fixed basis, or a combination of both. A Participant may also choose from five different income options, including an option for income that you cannot outlive. SEE "PAYOUT PERIOD."

--------------------------------------------------------------------------------


DEATH BENEFITS: Portfolio Director will pay death benefits during either the Purchase Period or the Payout Period. If death occurs during the Purchase Period, Portfolio Director provides for payment of the Participant's unallocated interest in the Account Value. If death occurs during the Payout Period, the Participant's Beneficiary may receive a death benefit depending on the payout option selected. SEE "DEATH BENEFITS."

INQUIRIES: If a Participant or you have questions about your account or the Contract, call your financial advisor or contact us at 1-800-448-2542.

 PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF
                                  INVESTING.

GENERAL INFORMATION
--------------------------------------------------------------------------------

ABOUT THE CONTRACTS

The Contracts were developed to help the Contract Owner or the Participants to save money for retirement. A group Contract is a Contract that is purchased by an employer for a retirement plan. The employer and the plan documents will determine how contributions may be made to the Contracts. For example, the employer and plan documents may allow contributions to come from different sources, such as payroll deductions or money transfers. The amount, number, and frequency of Purchase Payments may also be determined by the retirement plan for which the Contract was purchased. Likewise, the employer's plan may have limitations on partial or total withdrawals (surrenders), the start of annuity payments, and the type of annuity payout options you select.

The Contract is unallocated, which means that VALIC will not maintain separate Participant account records and will not issue a separate contract or certificate to the Participant. However, the Participant's unallocated interest in the Contract, as reflected in records maintained by or on behalf of the plan sponsor, is subject to all of the applicable restrictions under the Code, and to plan limitations that may be more restrictive than the Code restrictions. Most Participant rights described in this prospectus may be exercised by contacting the plan's administrator or another plan representative, rather than contacting VALIC directly. This helps ensure compliance with the employer's plan.

The Contracts offer a combination of fixed and variable investment options that a Participant may choose to invest in to help reach retirement savings goals. Each Participant should consider his personal risk tolerances and his retirement plan in choosing investment options.

The retirement savings process with the Contracts will involve two stages: the accumulation Purchase Period, and the annuity Payout Period. The accumulation period is when contributions, called "Purchase Payments," are made into the Contracts. The Payout Period begins when a Participant begins to receive Payout Payments under an annuity certificate distributed from the Contract. A Participant can select from an array of payout options including both fixed and variable payments. For certain types of retirement plans, such as 403(b) plans, there may be statutory restrictions on withdrawals as disclosed in the plan documents. Refer to the plan document for guidance and any rules or restrictions regarding the accumulation or annuitization periods. FOR MORE INFORMATION, SEE "PURCHASE PERIOD" AND "PAYOUT PERIOD."

ABOUT VALIC

We were originally organized on December 21, 1955 as The Variable Annuity Life Insurance Company of America Incorporated, located in Washington, D.C. We reorganized in the State of Texas on August 20, 1968, as Variable Annuity Life Insurance Company of Texas. On November 5, 1968, the name was changed to The Variable Annuity Life Insurance Company. Our main business is issuing and offering fixed and variable retirement annuity contracts, like Portfolio Director. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. We have regional offices throughout the United States.

On August 29, 2001, SunAmerica Financial Group, Inc., formerly American General Corporation ("SAFG"), a holding company and VALIC's indirect parent company, was acquired by American International Group, Inc., a Delaware corporation ("AIG"). As a result, VALIC is an indirect, wholly-owned subsidiary of AIG. AIG is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

More information about AIG may be found in the regulatory filings AIG files from time to time with the SEC at www.sec.gov.

--------------------------------------------------------------------------------


ABOUT VALIC SEPARATE ACCOUNT A

When money is directed to the Contract's Variable Account Options, you will be sending that money through VALIC Separate Account A. Neither the Participant nor you invest directly in the Mutual Funds made available in the Contract. VALIC Separate Account A invests in the Mutual Funds on behalf of a Participant's account. VALIC acts as self custodian for the Mutual Fund shares owned through the Separate Account. VALIC Separate Account A is made up of what we call "Divisions." Each Division invests in a different Mutual Fund made available through the Contract. For example, Division Ten represents and invests in the VALIC Company I Stock Index Fund. The earnings (or losses) of each Division are credited to (or charged against) the assets of that Division, and do not affect the performance of the other Divisions of VALIC
Separate Account A.

VALIC established Separate Account A on July 25, 1979 under Texas insurance law. VALIC Separate Account A is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended, (the "1940 Act"). Units of interest in VALIC Separate Account A are registered as securities under The Securities Act of 1933, as amended (the "1933 Act").

VALIC Separate Account A is administered and accounted for as part of the Company's business operations. However, the income, capital gains or capital losses, whether or not realized, of each Division of VALIC Separate Account A are credited to or charged against the assets held in that Division without regard to the income, capital gains or capital losses of any other Division or arising out of any other business the Company may conduct. In accordance with the terms of the Contract, VALIC Separate Account A may not be charged with the liabilities of any other Company operation. As stated in the Contract, the Texas Insurance Code requires that the assets of VALIC Separate Account A attributable to the Contract be held exclusively for the benefit of the Contract Owner, Participants, annuitants, and beneficiaries of the Contracts. The commitments under the Contracts are VALIC's, and AIG and SAFG have no legal obligation to back these commitments.

UNITS OF INTEREST

Investment in a Division of VALIC Separate Account A is represented by units of interest issued by VALIC Separate Account A. On a daily basis, the units of interest issued by VALIC Separate Account A are revalued to reflect that day's performance of the underlying Mutual Fund minus any applicable fees and charges to VALIC Separate Account A.

DISTRIBUTION OF THE CONTRACTS

The principal underwriter and distributor for VALIC Separate Account A is AIG Capital Services, Inc. ("ACS" or "Distributor"). ACS, an affiliate of the Company, is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311-4922. FOR MORE INFORMATION ABOUT THE DISTRIBUTOR, SEE "DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS" IN THE SAI.

The Contracts are sold by licensed insurance agents who are registered representatives of broker-dealers, which are members of the Financial Industry Regulatory Authority, unless such broker-dealers are exempt from the broker-dealer registration requirements of the Securities Exchange Act of 1934, as amended. VALIC receives payments from some Fund companies for exhibitor booths at meetings and to assist with the education and training of VALIC financial advisors.

VALIC sometimes retains and compensates business consultants to assist VALIC in marketing group employee benefit services to employers. VALIC business consultants are not associated persons of VALIC and are not authorized to sell or market securities or insurance products to employers or to group plan participants. The fees paid to such business consultants are part of VALIC's general overhead and are not charged back to employers, group employee benefit plans or plan participants.

VALIC financial advisors who sell the Contracts will be compensated for such sales by commissions ranging up to 2.8% of each first-year Purchase Payment. The financial advisors will receive commissions of up to 0.70% for level Purchase Payments in subsequent years and up to 2.8% on increases in the amount of Purchase Payments in the year of the increase and may also receive asset based compensation. During the first two years of employment, financial advisors may also receive developmental commissions of up to 4% for each first-year Purchase Payment and for increases in the amount of Purchase Payments.

Independent broker-dealers who sell the Contracts will be compensated for such sales by commissions ranging up to 1.6% of each Purchase Payment and may also receive an annual trail (a reduced commission paid after the initial purchase).

In addition, the Company and the Distributor may enter into marketing and/or sales agreements with certain broker-dealers regarding the promotion and marketing of the Contracts. The sales commissions and any marketing arrangements as described are paid by the Company and are not deducted from Purchase Payments. We anticipate recovering these amounts from the fees and charges collected under the Contract. SEE ALSO THE "FEES AND CHARGES" SECTION IN THIS PROSPECTUS.

RECORDKEEPING FOR THE CONTRACTS

For certain plans, VALIC provides group and participant recordkeeping and administration services for the Contracts, including account servicing and statements. VALIC's Home

--------------------------------------------------------------------------------

Office is located at 2929 Allen Parkway, Houston, Texas 77019. Other plans are not administered by VALIC, and you should contact your employer/plan sponsor for information as to the plan administration and recordkeeping services provider.

FIXED AND VARIABLE ACCOUNT OPTIONS
--------------------------------------------------------------------------------

The Contracts offer a choice from among several Variable Account Options and one Fixed Account Option. Depending on the selection made by the employer's plan, if applicable, there may be limitations on which and how many investment options Participants may allocate Purchase Payments to at any one time. All options listed (except where noted) are available, generally, for 401(a), 403(a), 401(k), and 403(b) plans and 457(b) eligible deferred compensation plans.

This prospectus describes a Contract in which units of interest in VALIC's Separate Account A are offered. Portfolio Director will allow Participants to accumulate retirement dollars in the Fixed Account Option and/or Variable Account Options. Variable Account Options are referred to as Divisions (subaccounts) in VALIC Separate Account A. Each Separate Account Division represents our investment in a different mutual fund. This prospectus describes only the variable aspects of Portfolio Director except where the Fixed Account Option is specifically mentioned.

FIXED ACCOUNT OPTION

This Contract features one guaranteed fixed option that is a part of the general account assets of the Company. These assets are invested in accordance with applicable state regulations to provide fixed-rate earnings and guarantee safety of principal. The guarantees are backed by the claims-paying ability of the Company, and not the Separate Account. The Fixed Account Option is not subject to regulation under the 1940 Act and is not required to be registered under the 1933 Act. As a result, the SEC has not reviewed data in this prospectus that relates to the Fixed Account Option. However, federal securities law does require such data to be accurate and complete.

The Fixed Account Option provides fixed-return investment growth for the long-term. It is credited with interest at rates set by VALIC. The account is guaranteed to earn at least a minimum rate of interest as shown in your Contract. Purchase Payments allocated to the Fixed Account Option will receive a current rate of interest. There are limitations on transfers out of this option. SEE "TRANSFERS BETWEEN INVESTMENT OPTIONS."

VARIABLE ACCOUNT OPTIONS


The Contracts enable Participants to participate in Divisions that represent the Variable Account Options shown below. These Divisions comprise all of the Variable Account Options that are made available through VALIC Separate Account A. The Variable Account Options available to Participants are selected by the Contract Owner. As a result, not all Variable Account Options listed in this Prospectus may be available for investment. A Participant may be subject to further limits on how many options may be invested in at any one time.


Several of the Variable Account Options offered through VALIC's Separate Account A are also available to the general public (retail investors) outside of annuity contracts, life insurance contracts, or certain employer-sponsored retirement plans. These funds are listed in the front of the prospectus as "Public Funds." If the Contract is issued under a deferred compensation plan (other than an eligible governmental 457(b) plan), those Variable Account Options that are invested in Public Funds will not be available within your Contract, due to Code requirements concerning investor control. Therefore, ineligible deferred compensation 457(f) plans and private sector top-hat plans may invest only in Divisions investing in VALIC Company I and II Funds.

The Variable Account Options shown below are grouped by asset class (e.g., domestic large-cap equity, small-cap equity, fixed income, and others). We also identify each Fund's investment adviser and, if applicable, investment sub-adviser. SEE THE SEPARATE FUND PROSPECTUSES FOR MORE DETAILED INFORMATION ON EACH FUND'S MANAGEMENT FEES AND TOTAL EXPENSES, INVESTMENT OBJECTIVE, STRATEGIES AND RISKS, AS WELL AS A HISTORY OF ANY CHANGES TO A FUND'S INVESTMENT ADVISER OR SUB-ADVISER. YOU SHOULD READ THE PROSPECTUSES CAREFULLY BEFORE INVESTING. ADDITIONAL COPIES ARE AVAILABLE FROM VALIC AT 1-800-448-2542 OR ONLINE AT WWW.VALIC.COM.

Refer to the employer's retirement program documents for a list of the employer-selected Variable Account Options and any limitations on the number of Variable Account Options Participant's may choose. All Funds may not be available for all plans or Contracts.

Shares of certain of the Mutual Funds are also sold to separate accounts of other insurance companies that may or may not be affiliated with us. This is known as "shared funding." These Mutual Funds may also be sold to separate accounts that act as the underlying investments for both variable annuity contracts and variable life insurance policies. This is known as "mixed funding." There are certain risks associated with mixed and shared funding, such as potential conflicts of interest due to

--------------------------------------------------------------------------------

differences in tax treatment and other considerations, including the interests of different pools of investors. These risks may be discussed in each Mutual Fund's prospectus.

Investors seeking to achieve long term retirement security generally are encouraged to give careful consideration to the benefits of a well balanced and diversified investment portfolio. As just one example, investing one's total retirement savings in a limited number of investment options may cause that individual's retirement savings to not be adequately diversified. Spreading those assets among different types of investments can help an investor achieve a favorable rate of return in changing market or economic conditions that may cause one category of assets or particular security to perform very well while causing another category of assets or security to perform poorly. Of course, diversification is not a guarantee of gains or against losses. However, it can be an effective strategy to help manage investment risk. The United States Department of Labor provides information about the importance of diversification online at www.dol.gov/ebsa/investing.html.

SunAmerica Asset Management, LLC ("SunAmerica") is affiliated with the adviser, VALIC, due to common ownership.


VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER     VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER
------------------------    -------------------     ------------------------    -------------------

DOMESTIC LARGE-CAP EQUITY ASSET CLASS

 American Beacon Holland  Adviser: American Beacon   Large Cap Core Fund      Adviser: VALIC
   Large Cap Growth Fund   Advisors, Inc.                                     Sub-Adviser: Columbia
                          Sub-Adviser: Holland                                 Management Investment
                           Capital Management LLC                              Advisors, LLC

 Blue Chip Growth Fund    Adviser: VALIC             Large Capital Growth     Adviser: VALIC
                          Sub-Adviser: T. Rowe         Fund                   Sub-Adviser:
                           Price Associates, Inc.                              Massachusetts Financial
                           ("T. Rowe Price")                                   Services Company ("MFS")

 Broad Cap Value Income   Adviser: VALIC             Large Cap Value Fund     Adviser: VALIC
   Fund                   Sub-Adviser: Barrow,                                Sub-Advisers: Boston
                           Hanley, Mewhinney &                                 Company and Janus
                           Strauss, LLC ("Barrow                               Capital Management, LLC
                           Hanley")

 Capital Appreciation     Adviser: VALIC             Nasdaq-100(R) Index Fund Adviser: VALIC
   Fund                   Sub-Adviser: The Boston                             Sub-Adviser: SunAmerica
                           Company Asset
                           Management, LLC
                           ("Boston Company")

 Core Equity Fund         Adviser: VALIC             Socially Responsible     Adviser: VALIC
                          Sub-Adviser: BlackRock       Fund                   Sub-Adviser: SunAmerica
                           Investment Management,    Stock Index Fund         Adviser: VALIC
                           LLC ("BlackRock")                                  Sub-Adviser: SunAmerica

 Dividend Value Fund      Adviser: VALIC             Value Fund               Adviser: VALIC
                          Sub-Advisers: BlackRock                             Sub-Adviser: Wellington
                           and SunAmerica                                      Management Company, LLP
                                                                               ("Wellington
                                                                               Management")

 Growth & Income Fund     Adviser: VALIC             Vanguard Windsor II Fund Advisers: Barrow Hanley;
 Growth Fund              Sub-Adviser: J.P. Morgan                             Hotchkis and Wiley
                           Investment Management                               Capital Management,
                           Inc. ("JPMIM")                                      LLC; Lazard Asset
                          Adviser: VALIC                                       Management LLC; Sanders
                          Sub-Adviser: American                                Capital, LLC; and The
                           Century Investment                                  Vanguard Group, Inc.
                           Management, Inc.                                    ("Vanguard")
                           ("American Century")

--------------------------------------------------------------------------------

VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER     VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER
------------------------    -------------------     ------------------------    -------------------

DOMESTIC MID-CAP EQUITY ASSET CLASS

 Ariel Appreciation Fund  Adviser: Ariel             Mid Cap Strategic        Adviser: VALIC
                           Investments, LLC            Growth Fund            Sub-Advisers: Morgan
                                                                               Stanley Investment
 Mid Cap Growth Fund      Adviser: VALIC                                       Management, Inc. and
                          Sub-Adviser: Wells                                   Allianz Global
                           Capital Management                                  Investors U.S., LLC
                           Incorporated ("Wells                                ("Allianz")
                           Capital")

 Mid Cap Index Fund       Adviser: VALIC             Mid Cap Value Fund       Adviser: VALIC
                          Sub-Adviser: SunAmerica                             Sub-Advisers: Robeco
                                                                               Investment Management,
                                                                               Inc., and Wellington
                                                                               Management

DOMESTIC SMALL-CAP EQUITY ASSET CLASS

 Ariel Fund               Adviser: Ariel             Small Cap Special        Adviser: VALIC
                           Investments, LLC            Values Fund            Sub-Advisers: Dreman
                                                                               Value Management, LLC
 Small Cap Aggressive     Adviser: VALIC                                       and Wells Capital
   Growth Fund            Sub-Adviser: RS
                           Investment Management
                           Co. LLC

 Small Cap Fund           Adviser: VALIC             Small-Mid Growth Fund    Adviser: VALIC
                          Sub-Advisers: Invesco                               Sub-Adviser: Goldman
                           Advisers, Inc.                                      Sachs Asset Management,
                           ("Invesco"), T. Rowe                                LP ("Goldman Sachs")
                           Price and Bridgeway
                           Capital Management, LLC

 Small Cap Growth Fund    Adviser: VALIC             Small Cap Value Fund     Adviser: VALIC
                          Sub-Adviser: JPMIM                                  Sub-Advisers: JPMIM and
                                                                               Metropolitan West
 Small Cap Index Fund     Adviser: VALIC                                       Capital Management, LLC
                          Sub-Adviser: SunAmerica

GLOBAL EQUITY ASSET CLASS (INTERNATIONAL AND DOMESTIC)

 Global Social Awareness  Adviser: VALIC             Global Strategy Fund     Adviser: VALIC
   Fund                   Sub-Adviser: SunAmerica                             Sub-Advisers: Franklin
                                                                               Advisers, Inc. and
                                                                               Templeton Investment
                                                                               Counsel, LLC

INTERNATIONAL EQUITY ASSET CLASS

 Emerging Economies Fund  Adviser: VALIC             International Growth     Adviser: VALIC
 Foreign Value Fund       Sub-Adviser: JPMIM           Fund                   Sub-Advisers: American
                          Adviser: VALIC                                       Century, Invesco and MFS
                          Sub-Adviser: Templeton
                           Global Advisors Limited

 International Equities   Adviser: VALIC             International            Adviser: VALIC
   Index Fund             Sub-Adviser: SunAmerica      Opportunities Fund     Sub-Advisers: MFS and
                                                                               UBS Global Asset
                                                                               Management (Americas)
                                                                               Inc.

SPECIALTY ASSET CLASS

 Global Real Estate Fund  Adviser: VALIC             Invesco Balanced-Risk    Adviser: Invesco
                          Sub-Advisers: Invesco        Commodity Strategy
                           and Goldman Sachs           Fund

 Health Sciences Fund     Adviser: VALIC             Science & Technology     Adviser: VALIC
                          Sub-Adviser: T. Rowe         Fund                   Sub-Advisers: T. Rowe
                           Price                                               Price, Allianz and
                                                                               Wellington Management

--------------------------------------------------------------------------------

VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER     VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER
------------------------    -------------------     ------------------------    -------------------

HYBRID ASSET CLASS (EQUITY AND FIXED INCOME)

 Aggressive Growth        Adviser: VALIC             T. Rowe Price             Adviser: T. Rowe Price
   Lifestyle Fund         Sub-Adviser: PineBridge      Retirement 2040 Fund
                           Investments, LLC
                           ("PineBridge")

 Asset Allocation Fund    Adviser: VALIC             T. Rowe Price             Adviser: T. Rowe Price
                          Sub-Adviser: PineBridge      Retirement 2045 Fund

 Conservative Growth      Adviser: VALIC             T. Rowe Price             Adviser: T. Rowe Price
   Lifestyle Fund         Sub-Adviser: PineBridge      Retirement 2050 Fund

 Dynamic Allocation Fund  Adviser: VALIC             T. Rowe Price             Adviser: T. Rowe Price
                          Sub-Advisers:                Retirement 2055 Fund
                           AllianceBernstein L.P.
                           and SunAmerica

 Moderate Growth          Adviser: VALIC             T. Rowe Price             Adviser: T. Rowe Price
   Lifestyle Fund         Sub-Adviser: PineBridge      Retirement 2060 Fund

 T. Rowe Price            Adviser: T. Rowe Price     Vanguard LifeStrategy    The LifeStrategy Funds
   Retirement 2015 Fund                                Conservative Growth     do not employ an
                                                       Fund                    investment advisor, but
                                                                               benefit from the
                                                                               investment advisory
                                                                               services provided to
 T. Rowe Price            Adviser: T. Rowe Price     Vanguard LifeStrategy     the underlying funds in
   Retirement 2020 Fund                                Growth Fund             which they invest. The
                                                                               investment advisor to
 T. Rowe Price            Adviser: T. Rowe Price     Vanguard LifeStrategy     the underlying funds is
   Retirement 2025 Fund                                Moderate Growth Fund    Vanguard.

 T. Rowe Price            Adviser: T. Rowe Price     Vanguard Wellington Fund Adviser: Wellington
   Retirement 2030 Fund                                                        Management

 T. Rowe Price            Adviser: T. Rowe Price
   Retirement 2035 Fund

FIXED INCOME ASSET CLASS

 Capital Conservation     Adviser: VALIC             Money Market I Fund      Adviser: VALIC
   Fund                   Sub-Adviser: PineBridge                             Sub-Adviser: SunAmerica

 Core Bond Fund           Adviser: VALIC             Money Market II Fund     Adviser: VALIC
                          Sub-Adviser: PineBridge                             Sub-Adviser: SunAmerica

 Government Securities    Adviser: VALIC             Strategic Bond Fund      Adviser: VALIC
   Fund                   Sub-Adviser: JPMIM                                  Sub-Adviser: PineBridge

 High Yield Bond Fund     Adviser: VALIC             Vanguard Long-Term       Adviser: Wellington
                          Sub-Adviser: Wellington      Investment-Grade Fund   Management and Vanguard
                           Management

 Inflation Protected Fund Adviser: VALIC             Vanguard Long-Term       Adviser: Vanguard
                          Sub-Adviser: PineBridge      Treasury Fund

 International            Adviser: VALIC
   Government Bond Fund   Sub-Adviser: PineBridge

A detailed description of the fees and investment objective, strategies, and risks of each Mutual Fund can be found in the current prospectus for each Fund mentioned. These prospectuses are available online at www.valic.com.

PURCHASE PERIOD
--------------------------------------------------------------------------------

The Purchase Period begins on the date of the first Purchase Payment is made. The Purchase Period ends when the Account Value is reduced to zero, whether through Purchase Payments or the surrender of the Contract, or a combination of both, upon its surrender of the Contract. This period may also be called the accumulation period.

Changes in the value of the Fixed and Variable Account Options are reflected in the Contract Owner's Account Value and each Participant's unallocated interest in the Account Value. Thus, a Participant's investment choices and their performance will affect the total account balance that will be available for the Payout Period. The amount, number, and frequency of Purchase Payments may be determined by the retirement plan for which the Contract was purchased.

ACCOUNT ESTABLISHMENT

Initial Purchase Payments must be received either with or after a completed employer plan application. The Contract Owner or the plan's administrator is responsible for furnishing instructions to us (a contribution flow report) as to the amount being applied to each account option.

When an initial Purchase Payment is accompanied by an application, we will promptly:


  . Accept the application and issue a Contract. We will also establish your account and apply the Purchase Payment by crediting the amount, effective the date we accept the application, to the Fixed Account Option or Variable Account Option selected;


  .   Reject the application and return the Purchase Payment; or

  .   Request additional information to correct or complete the application.

If we receive Purchase Payments before we receive a completed application from an employer's plan, we will not be able to establish a permanent account for the plan.

Under those circumstances, we will return the Purchase Payment.

If mandated under applicable law, we may be required to reject a Purchase Payment. We may also be required to block a Contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

WHEN A PARTICIPANT ACCOUNT WILL BE CREDITED

Purchase Payments may be made by the employer for Participant accounts. It is the employer's responsibility to ensure that the Purchase Payment can be promptly posted to the appropriate account(s).

A Purchase Payment must be "in good order" before it can be posted to the account. "In good order" means that all required information and/or documentation has been supplied and that the funds (check, wire, or ACH) clearly identify the Group Number to which they are to be applied. To ensure efficient posting, Purchase Payment information must include complete instructions, including the group name and number, contribution amounts (balanced to the penny for the total purchase) and the source of the funds (for example, employee voluntary, employer mandatory, employer match, transfer, rollover or a contribution for a particular tax year).

If the Purchase Payment is in good order as described and is received by our bank by Market Close, the appropriate account(s) will be credited the Business Day of receipt. Purchase Payments in good order received after Market Close will be credited the next Business Day.

Note that if the Purchase Payment is not in good order, the Contract Owner will be notified promptly. No amounts will be posted to the Contract Owner's account(s) until all issues with the Purchase Payment have been resolved. If a Purchase Payment is not received in good order, the purchase amounts will be posted effective the Business Day all required information is received.

PURCHASE UNITS

A Purchase Unit is a unit of interest owned by the Contract Owner's Variable Account Option. Purchase Unit values are calculated each Business Day following Market Close. Purchase Units may be shown as "Number of Shares" and the Purchase Unit values may be shown as "Share Price" on some account statements. SEE "PURCHASE UNIT VALUE" IN THE SAI FOR MORE INFORMATION AND AN ILLUSTRATION OF THE CALCULATION OF THE UNIT VALUE.

CALCULATION OF VALUE FOR FIXED ACCOUNT OPTION


The Fixed Account Option is part of the Company's general assets. A Participant may allocate all or a portion of his unallocated interest in the Account Value to the Fixed Account Option. Allocations to the Fixed Account Option are guaranteed to earn at least a minimum rate of interest. Interest is paid on the Fixed Account Option at declared rates. With the exception of a market value adjustment, we bear the entire investment risk for the Fixed Account Option. All Purchase Payments and interest earned on such amounts in the Fixed Account Option will be paid regardless of the investment results experienced by the Company's general assets. The obligations and guarantees under the Contract are the sole responsibility of the Company.

--------------------------------------------------------------------------------


Therefore, the payment obligations and guarantees with respect to the Fixed Account Option are subject to our financial strength and claims-paying ability, and our long term ability to make such payments.


The value of the Fixed Account Option is calculated on a given Business Day as shown below:

             Value of the Fixed Account Option
         =   (EQUALS)
             All Purchase Payments made to the Fixed Account Option
         +   (PLUS)
             Amounts transferred from Variable Account Options to the Fixed Account Option
         +   (PLUS)
             All interest earned
         -   (MINUS)
             Amounts transferred or withdrawn from the Fixed Account
             Option (including applicable fees and charges)

CALCULATION OF VALUE FOR VARIABLE ACCOUNT OPTIONS

A plan may allocate all or a portion of Purchase Payments to the Variable Account Options listed in this prospectus as permitted by your retirement program. An overview of each of the Variable Account Options may be found in the "Fixed and Variable Account Options" section in this prospectus and in each Mutual Fund's prospectus. The Purchase Unit value of each Variable Account Option will change daily depending upon the investment performance of the underlying Mutual Fund (which may be positive or negative). SEE "FEES AND CHARGES." Based upon a Variable Account Option's Purchase Unit value, the plan's account will be credited with the applicable number of Purchase Units. If the Purchase Payment is in good order as described and is received by our bank by Market Close, the appropriate account(s) will be credited the Business Day of receipt and will receive that Business Day's Purchase Unit value. Purchase Payments in good order received by our bank after Market Close will be credited the next Business Day and will receive the next Business Day's Purchase Unit value. Because Purchase Unit values for each Variable Account Option change each Business Day, the number of Purchase Units your account will be credited with for subsequent Purchase Payments will vary. Each Variable Account Option bears its own investment risk. Therefore, the Contract Owner's Account Value and a Participant's unallocated interest in the Account Value may be worth more or less at retirement or withdrawal.

During periods of low short-term interest rates, and in part due to Contract fees and expenses, the yield of the Money Market I or II Fund may become extremely low and possibly negative. In the case of negative yields, investments in the Variable Account Option, which invests in the Money Market I or II Fund, will lose value.

STOPPING PURCHASE PAYMENTS

Purchase Payments may be stopped at any time. The Contract Owner may resume Purchase Payments at any time during the Purchase Period. If a Participant has elected to annuitize his entire unallocated interest in the Account Value and begins the Payout Period, except as otherwise agreed by the Company, Purchase Payments may no longer make be made to the Contract on behalf of the Participant.

The value of the Purchase Units will continue to vary and the Account Value will continue to be subject to charges. The Contract will be considered surrendered when the Contract Owner elects to surrender the Contract. The Purchase Period ends when the Account Value is reduced to zero, whether through the selection of Payout Payments or the surrender of the Contract by the Contract Owner, or a combination of both.

TRANSFERS BETWEEN INVESTMENT OPTIONS
--------------------------------------------------------------------------------

A Participant may transfer all or part of his unallocated interest in the Account Value between the various Fixed and Variable Account Options in Portfolio Director without a charge. Transfers may be made during the Purchase Period or during the Payout Period, subject to certain restrictions. WE RESERVE THE RIGHT TO LIMIT THE NUMBER, FREQUENCY (MINIMUM PERIOD OF TIME BETWEEN TRANSFERS) OR DOLLAR AMOUNT OF TRANSFERS A PARTICIPANT CAN MAKE AND TO RESTRICT THE METHOD AND MANNER OF PROVIDING OR COMMUNICATING TRANSFERS OR REALLOCATION INSTRUCTIONS. You will be notified of any changes to this policy through newsletters or information posted online at www.valic.com.

DURING THE PURCHASE PERIOD -- POLICY AGAINST MARKET TIMING AND FREQUENT
TRANSFERS

VALIC has a policy to discourage excessive trading and market timing. Our investment options are not designed to accommodate short-term trading or "market timing" organizations, or individuals engaged in certain trading strategies, such as programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of a mutual fund. These trading strategies may be disruptive to mutual funds by diluting the value of the fund shares, negatively affecting investment strategies and increasing portfolio turnover. Excessive trading also raises fund expenses such as recordkeeping and transaction costs, and harms fund performance. Further, excessive trading of any amount, including amounts less than $5,000, harms fund investors, as the excessive trader takes security profits intended for the entire fund, in effect forcing securities to be sold to meet redemption needs. The premature selling and disrupted investment strategy causes the fund's performance to suffer, and exerts downward pressure on the fund's price per share.

Accordingly, VALIC implemented certain policies and procedures intended to hinder short-term trading. If a Participant sells Purchase Units in a Variable Account Option valued at $5,000 or more, whether through an exchange, transfer, or any other redemption, the Participant will not be able to make a purchase of $5,000 or more in that same Variable Account Option for 30 calendar days.

This policy applies only to investor-initiated trades of $5,000 or more, and does not apply to the following:

  .   Plan-level or employer-initiated transactions;

  .   Purchase transactions involving transfers of assets or rollovers;

  . Retirement plan contributions, loans, and distributions (including hardship withdrawals);

  .   Systematic purchases or redemptions; or

  .   Trades of less than $5,000.

Transfers resulting from a Participant's participation in an investment advisory program will not count against these transfer limitations.

As described in a Fund's prospectus and statement of additional information, in addition to the above, fund purchases, transfers and other redemptions may be subject to other investor trading policies, including redemption fees, if applicable. Certain Funds may set limits on transfers in and out of a Fund within a set time period in addition to or in lieu of the policy above. Also, an employer's plan may limit an investor's rights to transfer.

We intend to enforce these investor trading policies uniformly. We make no assurances, however, that all the risks associated with frequent trading will be completely eliminated by these policies and/or restrictions. If we are unable to detect or prevent market timing activity, the effect of such activity may result in additional transaction costs for the investment options and dilution of long-term performance returns. Thus, a Participant's unallocated interest in the Account Value may be lower due to the effect of the extra costs and resultant lower performance. We reserve the right to modify these policies at any time.

The Fixed Account Option is subject to additional restrictions.

If the plan includes a Competing Option (defined below), Participant requested transfers to another investment option under the plan (including, but not limited to, an investment option under this Contract, and including, but not limited to a transfer that may be requested as a partial withdrawal or surrender) may be made only if such investment option is not a Competing Option, and only if the transfer amount remains in the receiving option for at least 90 days. The term "Competing Option" shall mean an investment option under the plan (including, but not limited to, an investment option under this Contract) which: (1) provides a direct or indirect guarantee of investment performance; or (2) is invested primarily in a portfolio of fixed income or similar assets, if the duration of such portfolio may be less than three years; or (3) is, or may be, invested primarily in financial vehicles (such as mutual funds, trusts, custodial accounts, and annuity contracts) which are, in turn, invested substantially in a portfolio described in (2) above. We may require the Contract Owner to provide information reasonably necessary for VALIC to process such transfer or other payment, to verify that the transfer or other payment complies with the above requirements, and we may defer any transfer or payment until such information is provided. The employer may further limit or expand the restrictions. We may charge for those modified restrictions if specified in the employer's retirement plan. Certain withdrawals by the plan are subject to a Market Value Adjustment ("MVA"). SEE "FEES AND CHARGES."

Contracts issued in connection with certain plans or programs may have different transfer restrictions due to the higher interest rates offered on the Fixed Account Option.

COMMUNICATING TRANSFER OR REALLOCATION INSTRUCTIONS

Transfer instructions may be given by telephone, through the internet (VALIC Online), using the self-service automated phone system (VALIC by Phone), or in writing. We encourage Participants to make transfers or reallocations using VALIC Online or VALIC by Phone for most efficient processing. We will send a confirmation of transactions to the Participant within five days from the date of the transaction. It is the Participant's responsibility to verify the information shown and notify us of any errors within 30 calendar days of the transaction.

Generally, no one may give us telephone instructions on a Participant's or on your behalf without written or recorded verbal consent. Financial advisors or authorized broker-dealer employees who have received client permission to perform a client-directed transfer of value via the telephone or internet will follow prescribed verification procedures.

When receiving instructions over the telephone or online, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error

--------------------------------------------------------------------------------


resulting from instructions received over the telephone or online. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to modify, suspend, waive or terminate these transfer provisions. We will provide you notice at least 20 days prior to modification, suspension, waiver or termination.


EFFECTIVE DATE OF TRANSFER

The effective date of a transfer will be:

  . The date of receipt, if received in our Home Office before Market Close; otherwise,

  .   The next date values are calculated.

TRANSFERS DURING THE PAYOUT PERIOD

During the Payout Period, transfer instructions must be given in writing and mailed to our Home Office. Transfers may be made between available investment options subject to the following limitations:

PAYOUT OPTION                                        % OF ACCOUNT VALUE                     FREQUENCY
-------------                                        ------------------                     ---------
Variable Payout:                                         Up to 100%                    Once every 365 days
Combination Fixed and Variable Payout:  Up to 100% of money in variable option payout  Once every 365 days
Fixed Payout:                                           Not permitted                          N/A

FEES AND CHARGES
--------------------------------------------------------------------------------

By investing in Portfolio Director, you may be subject to these fees and charges:

  .   Premium Tax Charge

  .   Market Value Adjustment

  .   Other Charges

These fees and charges are applied to the Fixed and Variable Account Options in proportion to the Account Value as explained below. Unless we state otherwise, we may profit from these fees and charges. FOR ADDITIONAL INFORMATION ABOUT THESE FEES AND CHARGES, SEE THE "FEE TABLES." More detail regarding Mutual Fund fees and expenses may be found in the prospectus for each Mutual Fund, available at www.valic.com.

PREMIUM TAX CHARGE

Premium taxes are imposed by some states, cities, and towns. The rate will range from 0% to 3.5%. Such tax will be deducted from the Account Value when annuity payments are to begin. We will not profit from this charge.

MARKET VALUE ADJUSTMENT ("MVA")

The Fixed Account Option will be guaranteed to receive a stated rate of interest that is periodically determined, as specified in the Contract. If the Contract Owner requests a surrender or withdrawal of the Account Value from the Fixed Account Option, the surrender or withdrawal will be subject to a market value adjustment. This adjustment may be positive, negative, or zero based upon the differences in interest rates at the time the Contract was established or over the last five years, if less, and at the time of the withdrawal. Any negative adjustment will be waived to the extent it decreases the surrender value below the minimum guaranteed rate as specified in your Contract. This adjustment will not apply to any withdrawals of Account Value in the Fixed Account Option used to purchase a Participant's annuity. FOR MORE INFORMATION ON THE MARKET VALUE ADJUSTMENT, SEE "SURRENDER OF ACCOUNT VALUE" BELOW. The employer should review the Contract for additional information on the Fixed Account Option.

OTHER CHARGES

We reserve the right to charge for certain taxes that we may have to pay. This could include federal income taxes. Currently, no such charges are being made.

Fees for plan services provided by parties other than VALIC or its affiliates may be assessed to Participant accounts upon the direction or authorization of a plan representative. Additional fees may be withdrawn from a Participant's accounts in accordance with a Participant's independent investment advisory contract. Such withdrawals will be identified on applicable Participant account reports or statements.

Plan loans from a Participant's unallocated interest in the Account Value in the Fixed Account Option may be allowed by the employer's plan. Refer to the plan for a description of charges and other information concerning plan loans. We reserve the right to charge a fee of up to $75 per loan (if permitted under state law) and to limit the number of outstanding loans.

PAYOUT PERIOD
--------------------------------------------------------------------------------


The Payout Period begins when a Participant decides to retire or when a Participant elects to annuitize all or a portion of his unallocated interest in the Account Value. If the employer's plan permits, a Participant may apply any portion of his unallocated interest in the Account Value to one of the types of payout options listed below. A Participant may choose to have his payout option on either a fixed, a variable, or a combination payout basis. When a Participant chooses to have his payout option on a variable basis, the same Variable Account Options may be used as were available during the Purchase Period.

FIXED PAYOUT

Under a fixed payout, a Participant will receive payments that are fixed and guaranteed by the Company. The amount of these payments will depend on:

  .   Type and duration of payout option chosen;

  . The Participant's age or the Participant's age and the age of the survivor (1);

  . The portion of the Participant's unallocated interest in the Account Value being applied; and

  .   The payout rate being applied and the frequency of the payments.
--------
  (1) This applies only to joint and survivor payouts.

If the benefit would be greater, the amount of the Participant's payments will be based on the current payout rate the Company uses for immediate annuity contracts.

ASSUMED INVESTMENT RATE

An "Assumed Investment Rate" or "AIR" is the rate used to determine a Participant's first monthly Payout Payment per thousand dollars of account balance allocated to his Variable Account Options. When a Participant decides to enter the Payout Period, he will select the Payout Option, Annuity Date, and the AIR. A Participant may choose an AIR ranging from 3.5% to 5% (as prescribed by state law). If a Participant chooses a higher AIR, the initial Annuity Payment will be higher, but later payments will increase more slowly during periods of good investment performance, and decrease faster during periods of poor investment performance. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. The choice of AIR may affect the duration and frequency of payments, depending on the payout option selected. For example, a higher AIR will generate a higher initial Payout Payment, but as Payout Payments continue they may become smaller, and eventually could be less than if the Participant had initially selected a lower AIR. The frequency of the Payout Payments may lessen to ensure that each Payout Payment is at least $25 per month.

VARIABLE PAYOUT

With a variable payout, a Participant may select from current Variable Account Options. A Participant's payments will vary accordingly. This is due to the varying investment results that will be experienced by each of the Variable Account Options selected. The Payout Unit value is calculated just like the Purchase Unit value for each Variable Account Option except that the Payout Unit value includes a factor for the AIR selected. FOR ADDITIONAL INFORMATION ON HOW PAYOUT PAYMENTS AND PAYOUT UNIT VALUES ARE CALCULATED, SEE THE SAI.

In determining a Participant's first Payout Payment, an AIR of 3.5% is used (unless the Participant selects a higher rate as allowed by state law). If the net investment experience of the Variable Account Option exceeds the Participant's AIR, the Participant's subsequent payments will be greater than the first payment. If the investment experience of the Variable Account Option is lower than the AIR, the subsequent payments will be less than the first payment.

COMBINATION FIXED AND VARIABLE PAYOUT

With a combination fixed and variable payout, the Participant may choose:

  .   From the existing Variable Account Options (payments will vary); with a

  .   Fixed payout (payment is fixed and guaranteed).

PARTIAL ANNUITIZATION

A Participant may choose to annuitize a portion of his unallocated interest in the Account Value. This will, in essence, divide the account balance into two parts. The current non-annuitized part would continue as before, while the annuitized part would effectively be moved to a new Payout Payment account. Thus, the death benefit in such a situation would be reduced to the value of the amount remaining in the account minus the amount applied to Payout Payments. Depending on the payout option selected, there may also be a death benefit from the annuitized portion of the account, such as a payout for a guaranteed period.

PAYOUT DATE

The payout date is the date elected by a Participant on which the annuity Payout Payments will start. The date elected must be the first of any month. A request to start payments must be received in our Home Office on a form or through other media approved by VALIC. This request must be received by VALIC by at least the fifteenth (15th) day of the month prior to the month the Participant wishes his annuity payments to start. A Participant account will be valued ten days prior to the beginning of the month in which the Payout Payments will start.

--------------------------------------------------------------------------------


The following additional rules also apply when determining the payout date:

  . The earliest payout date is generally subject to the terms of the employer-sponsored plan (including 403(b) plans and programs) under which the Contract is issued and the federal tax rules governing such Contracts and plans.

  . Distributions under employer-sponsored retirement plans generally are not permitted until after the Participant stops working for the employer sponsoring the plan, unless the Participant has experienced a qualifying financial hardship (or in the case of a 457(b) plan, an unforeseeable emergency) or has become disabled.

  . In certain cases, and frequently in the case of Participant voluntary deferrals to a 403(b) or a 401(k) plan, the Participant may begin taking distributions when he attains age 59 1/2 even if he is still working for the employer sponsoring the plan.

  . All Contracts require distributions to commence within a prescribed period after the death of the Participant, subject to the specific rules which apply to the type of plan or arrangement under which the contract is issued.

  . The Contract may also impose minimum amounts for annuity payments, either on an annual or on a more frequent periodic basis.

FOR ADDITIONAL INFORMATION ON PLAN-LEVEL DISTRIBUTION RESTRICTIONS AND ON THE MINIMUM DISTRIBUTION RULES THAT APPLY TO PAYMENTS UNDER 403(B), 401, 403(A) AND 457 PLANS OR SIMPLIFIED EMPLOYEE PLANS ("SEPS"), SEE "FEDERAL TAX MATTERS" IN THIS PROSPECTUS AND IN THE SAI.

PAYOUT OPTIONS

A Participant may specify the manner in which Payout Payments are made. A Participant may select one of the following options for a Fixed Annuity, a Variable Annuity, or a combination Fixed and Variable Annuity. This choice is a one-time permanent choice. A Participant's Payout Payment option may not be changed later and it may not be exchanged for a cash payment, except that an Annuitant may take a withdrawal under the Payment for a Designated Period option. A Participant may select one of the following options:


1. LIFE ONLY -- payments are made only to the Annuitant during his lifetime. Under this option there is no provision for a death benefit for the Beneficiary. For example, it would be possible under this option for the Annuitant to receive only one Payout Payment if the Annuitant died prior to the date of the second payment, or two if the Annuitant died before the third payment. In addition, once the Payout Period has begun, if the Annuitant dies prior to the date of the first payment, no Payout Payments would be made.


2. LIFE WITH GUARANTEED PERIOD -- payments are made to the Annuitant during his lifetime, but if the Annuitant dies before the guaranteed period has expired, his Beneficiary can receive payments for the rest of the guaranteed period, or take a lump-sum distribution.

3. LIFE WITH CASH OR UNIT REFUND -- payments are made to the Annuitant during his lifetime. These payments are based upon the Annuitant's life expectancy and will continue for as long as the Annuitant lives. If the Annuitant does not outlive the life expectancy calculated, upon the Annuitant's death, the Annuitant's Beneficiary may receive an additional payment. The additional payment under a fixed annuity, if any, is equal to the fixed annuity value of the Annuitant's account at the time it was valued for the payout date, less the Payout Payments. The additional payment under a variable annuity, if any, is equal to the variable annuity value of the Annuitant's account as of the date we receive Proof of Death, less the Payout Payments.


4. JOINT AND SURVIVOR LIFE -- payments are made to the Annuitant during the joint lifetime of the Annuitant and a second person. Upon the death of one, payments continue during the lifetime of the survivor. This option is designed primarily for couples who require maximum possible variable payouts during their joint lives and are not concerned with providing for beneficiaries at the death of the last survivor. For example, it would be possible under this option for the joint Annuitants to receive only one payment if both Annuitants died prior to the date of the second payment, or for the joint Annuitants to receive only one payment and the surviving Annuitant to receive only one payment if one Annuitant died prior to the date of the second payment and the surviving Annuitant dies prior to the date of the third payment. In addition, once the Payout Period has begun, if both Annuitants die prior to the date of the first payment, no Payout Payments would be made.


5. PAYMENT FOR A DESIGNATED PERIOD -- payments are made to the Annuitant for a select number of years between five and 30. Upon the Annuitant's death, payments will continue to the Annuitant's Beneficiary until the designated period is completed.

PAYOUT INFORMATION

Once a Participant's Payout Payments have begun, the option the Participant has chosen may not be stopped or changed. Any one of the Variable Account Options may result in the Participant receiving unequal payments during the Payout Period. If payments begin before age 59 1/2, the Participant may suffer unfavorable tax consequences, in the form of a penalty tax, if the Participant does not meet an exception under federal tax law. SEE "FEDERAL TAX MATTERS."

--------------------------------------------------------------------------------


Under certain retirement plans, federal pension law may require that payments be made under the joint and survivor life payout option.

Most Payout Payments are made monthly. The first Payout Payment must total at least $25, and the annual payment must be at least $100. If the amount of a payment is less than $25, we reserve the right to reduce the frequency of payments so that each payment is at least $25, subject to any limitations under the Contract or plan.

For more information about payout options or enhancements of those payout options available under the Contract, see the SAI.

SURRENDER OF ACCOUNT VALUE
--------------------------------------------------------------------------------


WHEN SURRENDERS ARE ALLOWED

The Contract Owner may withdraw on behalf of one or more Participants all or part of the Account Value at any time before the Payout Period begins if:

  .   allowed under federal and state law; and

  .   allowed under the plan.

For Purchase Payments that are contributions made under an employer's plan, such as a 401(a) or (k) qualified cash or deferred arrangement or a 403(b) plan, surrenders are subject to the terms of the plan, in accordance with the Code. Qualified plans often require certain conditions to be met before a distribution or withdrawal may take place. SEE "SURRENDER RESTRICTIONS" BELOW.

FOR AN EXPLANATION OF CHARGES THAT MAY APPLY TO A SURRENDER OF THE ACCOUNT VALUE, SEE "FEES AND CHARGES" IN THIS PROSPECTUS. Additionally, the Participant may incur a 10% federal tax penalty for partial or total withdrawals made before age 59 1/2.

SURRENDER PROCESS

In order to surrender all or a portion of the Account Value, the Contract Owner must complete and submit (or permit a Participant, through a designated recordkeeper, to complete, and submit) a surrender request form or information required in other approved media to our Home Office or Annuity Service Center. The maximum surrender value equals the plan's Account Value next computed after its properly completed request for surrender is received in our Home Office subject to any applicable market value adjustment.

We will mail the surrender value within seven calendar days after we receive your request if it is in good order. Good order means that all paperwork is complete and signed or approved by all required persons, and any necessary supporting legal documents or plan forms have been received in correct form.

We may be required to suspend or postpone payments if redemption of an underlying Fund's shares have been suspended or postponed. SEE THE APPLICABLE FUND PROSPECTUS FOR A DISCUSSION OF THE REASONS WHY THE REDEMPTION OF SHARES MAY BE SUSPENDED OR POSTPONED.

There is no guarantee that the surrender value in a Variable Account Option will ever equal or exceed the total amount of Purchase Payments received by us.


DELAY OF PAYMENT. We may be required under applicable law to block a request for a surrender until we receive instructions from the appropriate regulator, due to the USA Patriot Act. In addition, under state insurance laws we may defer making payments out of the Fixed Account Option for up to six months, or less, if required by law. If payment is deferred, interest will accrue until the payment is made.


SURRENDER RESTRICTIONS

Generally, Code section 403(b) permits total or partial distributions from Participant voluntary contributions to a 403(b) contract only on account of hardship (employee contributions only without accrued interest), attainment of age 59 1/2, separation from service, death or disability. Similar restrictions apply to any amount transferred to a 403(b) contract from a 403(b)(7) custodial account. In addition, beginning for contracts issued on or after January 1, 2009, employer contributions and non-elective contributions to a 403(b) annuity contract are subject to restrictions specified in Treasury regulations as specifically imposed under the employer's plan.

Under the FLORIDA STATE OPTIONAL RETIREMENT PROGRAM, no surrender or partial surrender of Purchase Payments made by the employer will be allowed except upon termination of employment, retirement or death. Benefit payments based on payments from the employer may not be paid in a lump sum or for a period certain, but must be paid under a life contingency option, except for:

  .   death benefits; and

  .   certain small amounts approved by the State of Florida.

Other employer-sponsored plans may also impose restrictions on the timing and form of surrenders from the Contract.

--------------------------------------------------------------------------------


PARTIAL SURRENDERS


The Contract Owner may request a partial surrender of the Account Value at any time during the Purchase Period, subject to any applicable surrender restrictions. A partial surrender will reduce the Account Value. The Participant may specify an amount to be taken from each Fund or the amount will be distributed pro-rata against all Funds. If the Participant does not specify, the distribution will be taken pro-rata against the Variable Account and Fixed Account Options.


The reduction in the number of Purchase Units credited to the plan's Variable Account Option Account Value will equal the amount surrendered from the Variable Account Option divided by the plan's Purchase Units next computed after the written request for surrender is received at our Home Office.

SYSTEMATIC WITHDRAWALS

All or part of the Account Value may be withdrawn for the benefit of a Participant under a systematic withdrawal method as described in the Contract ("No Charge" systematic withdrawals), which provides for:

  .   Payments to be made to the Participant; and

  .   Payment over a stated period of time, but not less than five years; and

  . Payment of a stated yearly dollar amount or percentage (the amount or percentage may not exceed 20% of the Participant's unallocated interest in Account Value at the time election is made).

We may require a minimum withdrawal amount under this method. The portion of a Participant's unallocated interest in the Account Value that has not been withdrawn will continue to receive the investment return of the Variable Account Options that was selected. A Participant may select the specific investment option(s) from which to take distributions for most payment options, or the Participant may elect to have the payment distributed proportionally across all the funds in which he is invested. Once begun, a "No Charge" systematic withdrawal election may not be changed, but can be revoked at no charge. If revoked, a "No Charge" systematic withdrawal may not be elected again. Systematic withdrawals that are not "No Charge" systematic withdrawals can be changed, revoked, and/or reinstated. No more than one systematic withdrawal election may be in effect at any one time. We reserve the right to discontinue any or all systematic withdrawals or to change the terms, at any time.

DISTRIBUTIONS REQUIRED BY FEDERAL TAX LAW

The specific investment option(s) from which to take distributions for most payment options may be selected, or the payment may be distributed proportionally across all the investment options in which a Participant is invested. This Contract feature will not be available in any year that an amount has been withdrawn under the "No Charge" systematic withdrawal method. SEE "FEDERAL TAX MATTERS" FOR MORE INFORMATION ABOUT REQUIRED DISTRIBUTION RULES.

WITHDRAWALS FROM FIXED ACCOUNT OPTION

If the Contract Owner requests a withdrawal or surrender of the entire Account Value invested in the Fixed Account Option, the withdrawal or surrender shall be subject to a market value adjustment provision under the Contract (unless waived by the Company), which is calculated as follows (the "MVA Adjustment Factor"):

                                    (1 + A)/5/ divided by (1 + B +0.0025) /5/

  . Where A = the average 10 year Treasury Constant Maturity Series rate computed as an average of such rates as of the last business day of the last 60 complete calendar months or the number of complete months since the Contract issue if less, determined as of the time of the surrender; and

  . Where B = the 10 year Treasury Constant Maturity Series rate determined as of the time of surrender.

Upon such a surrender or withdrawal, the Contract Owner will receive an amount that is equal to the Account Value withdrawn or surrendered from the Fixed Account Option multiplied by the MVA Adjustment Factor. The amount payable to the Contract Owner upon a full withdrawal or surrender from the Fixed Account Option will always be at least the deposits or transfers into Fixed Account Option less withdrawals and transfers from Fixed Account Option, plus the guaranteed minimum interest rate credited to amounts in the Fixed Account Option. Any negative adjustment will be waived to the extent it would decrease the full withdrawal or surrender from the Fixed Account Option below this amount.

DEATH BENEFITS
--------------------------------------------------------------------------------

If a Participant dies before withdrawing his entire unallocated interest in the Account Value, the remaining portion of that unallocated interest will be paid to the Participant's Beneficiary(ies) as determined under the plan, in accordance with the plan and the Code. If the Participant dies during the Payout Period, the remaining Payout Payments, if any, will be paid to the Participant's Beneficiary(ies) as determined under the plan and as described below. Death benefits are paid only once per Participant.

THE PROCESS

VALIC, or the recordkeeper designated or authorized by the Contract Owner requires that complete and acceptable documentation and paperwork be received from the Beneficiary in order to begin the death benefit payment process. First, Proof of Death is required. Proof of Death is defined as a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to VALIC or the plan recordkeeper, as applicable. Additionally, the Beneficiary must include an election specifying the distribution method and any other form required by VALIC or the plan recordkeeper, as applicable, or a regulator to process the claim. The account will not be valued and any payments will not be made until all paperwork is complete and in a form acceptable to VALIC. Death benefits are paid only once per Contract.

If a Participant's unallocated interest in the Account Value is reduced to zero and except as the Company otherwise agrees the Participant may no longer make subsequent Purchase Payments or transfers, and no death benefit will be payable.

BENEFICIARY INFORMATION

The Beneficiary may receive death benefits:

  .   In a lump sum;

  . In the form of an annuity under any of the payout options stated in the Payout Period section of this prospectus subject to the restrictions of that payout option; or

  .   In a manner consistent with Code section 401(a)(9) or 72(s).

Payment of any death benefits must be within the time limits set by federal tax law and by the plan, if any.

SPOUSAL BENEFICIARIES

A spousal Beneficiary may receive death benefits as shown above; or

  . may delay any distributions until the Annuitant would have reached age 70 1/2; or

  . may roll the funds over to an IRA or certain retirement plans in which the spousal Beneficiary participates;

BENEFICIARIES OTHER THAN SPOUSES

If the Beneficiary is not the spouse of the Annuitant, death benefits must be paid:

  .   In full within 5 years after the year of the Annuitant's death; or

  . By payments beginning within 1 year after the year of the Annuitant's death under:

       1. A life annuity;

       2. A life annuity with payments guaranteed to be made for at least a specified fixed period; or

       3. An annuity or other stream of payments for a designated period not exceeding the Beneficiary's life expectancy.

If the Annuitant dies before the beginning of the Annuity Period, the named Beneficiary may receive the payment.

Payments for a designated or fixed period and guarantee periods for a life annuity cannot be for a greater period of time than the Beneficiary's life expectancy. After choosing a payment option, a Beneficiary may exercise certain of the investment options and rights that the Participant may have had under the Contract.

DURING THE PURCHASE PERIOD

If death occurs during the Purchase Period, the Beneficiary will receive the unallocated interest in the Account Value.

As indicated above, a Participant may elect to annuitize only a certain portion and leave the remaining value in the account. The death benefit in such situations would include the value of the amount remaining in the account minus the amount applied to Payout Payments. Depending on the payout option selected, there may also be a death benefit from the annuitized portion of the account.

DURING THE PAYOUT PERIOD

If death occurs during the Payout Period, the Beneficiary may receive a death benefit depending on the payout option selected. The amount of death benefit will also depend on the payout option selected. The payout options available are described in the "Payout Period" section of this prospectus.

  . If the life only option or joint and survivor life option was chosen, there will be no death benefit.

  . If the life with guaranteed period option, joint and survivor life with guaranteed periods option, life with cash or unit refund option or payment for a designated period option was chosen, and the entire amount guaranteed has not been paid, the Beneficiary may choose one of the following within 60 days after death benefits are payable:

       1. Receive the present value of any remaining payments in a lump sum; or

       2. Receive the remaining payments under the same terms of the guaranteed period option chosen by the deceased Annuitant; or

       3. Receive the present value of any remaining payments applied under the payment for a designated period option for a period equal to or shorter than the period remaining. Spousal Beneficiaries may be entitled to more favorable treatment under federal tax law.

OTHER CONTRACT FEATURES
--------------------------------------------------------------------------------

CHANGES THAT MAY NOT BE MADE

The Contract Owner may not be changed once the account has been established.

CHANGE OF BENEFICIARY

The Beneficiary (if not irrevocable) may usually be changed at any time.

Under some retirement programs, the right to name a Beneficiary other than the spouse or change a Beneficiary is subject to approval by the spouse. Also, the right to name a Beneficiary other than the spouse may be subject to certain laws and regulations applicable to the plan.

If the Annuitant dies, and there is no Beneficiary, any death benefit will be payable to the Annuitant's estate.

If a Beneficiary dies while receiving payments, and there is no co-Beneficiary to continue to receive payments, any amount still due will be paid to the Beneficiary's estate.

WE RESERVE CERTAIN RIGHTS

We may amend the Contracts to comply with changes in federal tax, securities, or other laws. We may also make changes to the Variable Account Options offered under the Contracts. For example, we may add new Variable Account Options to expand the offerings for an asset class. We may stop accepting allocations and/or investments in a particular Variable Account Option if the shares of the underlying Fund are no longer available for investment or if, for example, further investment would be inappropriate. We may move assets and re-direct future premium allocations from one Variable Account Option to another in accordance with federal and state law and, in some cases, with SEC approval. The new Variable Account Option offered may have different fees, expenses, objectives, strategies and risks.

We may restrict your ability to combine Contracts and may modify or suspend or impose additional or different conditions with respect to options available under the Contracts, as may be allowed by federal or state law. We will not make any changes to the Contracts without Contract Owner permission except as may be allowed by federal or state law. We may add endorsements to the Contracts that would apply only to new Contract Owners after the effective date of the changes. These changes would be subject to approval by the Company and may be subject to approval by the SEC.

We reserve the right to operate VALIC Separate Account A as a management investment company under the applicable securities laws, and to deregister VALIC Separate Account A under applicable securities laws, if registration is no longer required.

RELATIONSHIP TO EMPLOYER'S PLAN

Participants should always refer to the terms and conditions in the plan, including any plan limitations that may limit a Participant's rights with respect to amounts held under the Contract, when reviewing the descriptions of the Contract in this prospectus.

VOTING RIGHTS
--------------------------------------------------------------------------------

As discussed in the "About VALIC Separate Account A" section of this prospectus, VALIC Separate Account A holds, on the plan's behalf, shares of the Mutual Funds that comprise the Variable Account Options. From time to time, the Funds may be required to hold a shareholder meeting to obtain approval from their shareholders for certain matters.

WHO MAY GIVE VOTING INSTRUCTIONS

During the Purchase Period, subject to any contrary provisions in the plan, the plan will dictate who will have the right to give voting instructions to VALIC Separate Account A for the shareholder meetings. Plans will receive proxy materials and a form on which voting instructions may be given before the

--------------------------------------------------------------------------------

shareholder meeting is held will be mailed in advance of any shareholder meeting. Please vote each card received.

DETERMINATION OF FUND SHARES ATTRIBUTABLE TO YOUR ACCOUNT

DURING THE PURCHASE PERIOD

The number of Fund shares attributable to the plan's account will be determined on the basis of the Purchase Units credited to the plan's account on the record date set for the Fund shareholder meeting.

DURING THE PAYOUT PERIOD OR AFTER A DEATH BENEFIT HAS BEEN PAID

The number of Fund shares attributable to a plan's account will be based on the liability for future variable annuity payments to payees on the record date set for the Fund shareholder meeting.

HOW FUND SHARES ARE VOTED

VALIC Separate Account A will vote all of the shares of the Funds it holds based on, and in the same proportion as, the instructions given by all Contract Owners invested in that Fund entitled to give instructions at that shareholder meeting. VALIC Separate Account A will vote the shares of the Funds it holds for which it receives no voting instruction in the same proportion as the shares for which voting instructions have been received.

In the future, we may decide how to vote the shares of VALIC Separate Account A in a different manner if permitted at that time under federal securities law.

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

The Contracts provide tax-deferred accumulation over time, but may be subject to certain federal income and excise taxes, mentioned below. Refer to the SAI for further details. Section references are to the Code. We do not attempt to describe any potential estate or gift tax, or any applicable state, local or foreign tax law other than possible premium taxes mentioned under "Premium Tax Charge." Discussions regarding the tax treatment of any annuity contract or retirement plans and programs are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. Such discussions generally are based upon the Company's understanding of current tax rules and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances.

TYPES OF PLANS

Tax rules vary, depending on whether the Contract is offered under your employer's tax-qualified retirement program, an individual retirement plan, or is instead a nonqualified Contract. The Contracts are used under the following types of retirement arrangements:

  . Section 403(b) annuities for employees of public schools and section 501(c)(3) tax-exempt organizations;

  .   Section 401(a), 403(a) and 401(k) qualified plans;

  . Section 457 deferred compensation plans of governmental and tax-exempt employers;

Contributions under any of these retirement arrangements generally must be made to a qualifying annuity Contract or to a qualifying trust or custodial account, in order for the contributions to receive favorable tax treatment as pre-tax (or Roth) contributions. Contracts purchased under these retirement arrangements are "Qualified Contracts."

Note that the specific terms of the governing employer plan may limit rights and options otherwise available under a Contract. In addition, changes in the applicable laws or regulations may impose additional limitations or may require changes to the contract to maintain its status as a Qualified Contract.

TAX CONSEQUENCES IN GENERAL

Purchase Payments, distributions, withdrawals, transfers and surrender of a Contract can each have a tax effect, which varies with the governing retirement arrangement. Please refer to the detailed explanation in the SAI, the documents (if any) controlling the retirement arrangement through which the Contract is offered, and a personal tax advisor.

Purchase Payments under the Contracts can be made as contributions by employers or as pre-tax or after-tax contributions by employees, depending on the type of retirement program. Purchase Payments also can be made outside of an employer-sponsored retirement program. After-tax Purchase Payments, including after-tax employee contributions, generally constitute "investment in the Contract." All Qualified Contracts receive deferral of tax on the inside build-up of earnings on invested Purchase Payments, until a

--------------------------------------------------------------------------------

distribution occurs. SEE THE SAI FOR A DISCUSSION OF THE TAXATION OF DISTRIBUTIONS, INCLUDING UPON DEATH.

Transfers among investment options within a variable annuity Contract generally are not taxed at the time of such a transfer. However, in 1986, the IRS indicated that limitations might be imposed with respect to either the number of investment options available within a Contract, or the frequency of transfers between investment options, or both, in order for the Contract to be treated as an annuity Contract for federal income tax purposes. If imposed, VALIC can provide no assurance that such limitations would not be imposed on a retroactive basis to Contracts issued under this prospectus. However, VALIC has no present indications that the IRS intends to impose such limitations, or what the terms or scope of those limitations might be. In addition, based upon published guidance issued by the IRS in 1999, it appears likely that such limitations, if imposed, would only apply to nonqualified Contracts.

Distributions are taxed differently depending on the program through which the Contracts are offered and the previous tax characterization of the contributions to which the distribution relates. Generally, the portion of a distribution that is not considered a return of investment in the Contract is subject to income tax. For annuity payments, investment in the Contract is recovered ratably over the expected payout period. Special recovery rules might apply in certain situations. Non-periodic payments such as partial withdrawals and full surrenders during the Purchase Period are referred to as "amounts not received as an annuity" in the Code. These types of payments are generally taxed to the extent of any gain existing in the Contract at the time of withdrawal.

Amounts subject to income tax may also incur excise or penalty taxes, under certain circumstances. Generally, as more fully discussed in the SAI, taxable distributions received before you attain age 591/2 are subject to a 10% penalty tax in addition to regular income tax, unless you make a rollover, in the case of a Qualified Contract, to another tax-deferred investment vehicle or meet certain exceptions. And, if the individual must report the distribution as ordinary income, he may need to make an estimated tax payment by the due date for the quarter in which he received the distribution, depending on the amount of federal tax withheld from the distribution. When an individual calculates his tax liability to determine whether he needs to make an estimated tax payment, the total tax for the year should also include the amount of the 10% additional tax on early distributions unless an exception applies. Amounts eligible for grandfathered status afforded to pre-1982 accounts might be exempt from the 10% early withdrawal penalty. Please consult a tax advisor concerning these exceptions, tax reporting, and the tax-related effects of an early distribution. Required tax withholding will vary according to the type of program, type of payment and tax status. In addition, amounts received under all Contracts may be subject to state income tax withholding requirements.

The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year made directly to an insurer for health, life and accident insurance by certain retired public safety officers.

On March 30, 2010 the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income, which went into effect in 2013, at the rate of 3.8% of investment income in excess of applicable thresholds for Modified Adjusted Gross Income ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. This new tax generally does not apply to Qualified Contracts; however, taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

It is the opinion of VALIC and its tax counsel, confirmed by IRS Revenue Procedure 99-44, that a Qualified Contract described in section 401(a), 403(a), 403(b), 408(b) or 408A of the Code does not lose its deferred tax treatment if Purchase Payments under the Contract are invested in publicly available Mutual Funds.

It is also the opinion of VALIC and its tax counsel that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

IMPORTANT INFORMATION REGARDING 403(B) REGULATIONS

On July 26, 2007, the Department of the Treasury published final 403(b) regulations that became largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to the contract on or after

--------------------------------------------------------------------------------

September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

As a general matter, many Contracts that have received plan contributions after 2004, and all Contracts that have received plan contributions after 2008, are required to be included in the plan and in the plan's administrative coordination, even if the investment provider and the Contract are no longer permitted to receive new contributions and/or transfers. However, IRS guidance generally permits a plan sponsor to exclude a Contract where the plan sponsor has otherwise made a good faith effort to include the Contract issued by a provider that ceased to receive contributions prior to January 1, 2009, as well as such Contracts maintained by certain former employees. You should be aware, however, that some rules governing contracts inside and outside of the plan after 2008 are subject to different interpretations, as well as possible additional IRS guidance. In addition, a Contract maintained under a plan subject to the requirements of Title I of ERISA may be required to be included in the plan regardless of whether it remains eligible to receive contributions after a specified date. The foregoing discussion is intended as a general discussion of the new requirements only, and you may wish to discuss the new regulations and/or the general information above with your tax advisor.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------


The Company is currently defending a lawsuit filed in the Circuit Court of Kanawha County, West Virginia on November 12, 2009 by the West Virginia Investment Management Board and The West Virginia Consolidated Public Retirement Board (the "WV Boards"). In 2012, the WV Boards submitted a report prepared by their retained expert that opines their damages total approximately $96.3 million. In November 2014, the West Virginia Supreme Court reversed the trial court's grant of summary judgment in the Company's favor, and remanded the matter to the Business Court for further proceedings.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Various other lawsuits against the Company have arisen in the ordinary course of business. The Company believes it is not likely that contingent liabilities arising from such lawsuits will have a material effect on the Company's statutory financial statements.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Financial statements of VALIC and the Separate Account are included in the SAI. For additional information about the Contracts, you may request a copy of the SAI. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI if you write us at our Home Office, located at 2929 Allen Parkway, Houston, Texas, 77019 or call us at 1-800-448-2542.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549-0506.

           TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                      PAGE
                                                      ----
                     General Information.............  3
                     Federal Tax Matters.............  3
                     Calculation of Surrender Charge.  9
                     Purchase Unit Value.............  9

                                                            PAGE
                                                            ----
                Calculation of MVA Option..................  10
                Payout Payments............................  11
                Distribution of Variable Annuity Contracts.  12
                Experts....................................  13
                Comments on Financial Statements...........  13

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                              SEPARATE ACCOUNT A
                       UNITS OF INTEREST UNDER GROUP AND
                INDIVIDUAL FIXED AND VARIABLE ANNUITY CONTRACTS
                          PORTFOLIO DIRECTOR(R) PLUS

                      STATEMENT OF ADDITIONAL INFORMATION

                                    PART B


                                 June 24, 2015

This Statement of Additional Information ("SAI") is not a prospectus but contains information in addition to that set forth in the prospectus for Portfolio Director Plus (referred to collectively as "Portfolio Director" in this SAI) dated June 24, 2015 ("Contracts") and should be read in conjunction with the prospectus. The terms used in this SAI have the same meaning as those set forth in the prospectus. A prospectus may be obtained by calling or writing The Variable Annuity Life Insurance Company (the "Company"), at VALIC Document Control, P.O. Box 15648, Amarillo, Texas 79105; 1-800-448-2542. Prospectuses are also available on the internet at www.valic.com.

                               TABLE OF CONTENTS


                                                                 Page
                                                                 ----
          General Information...................................   3
          Federal Tax Matters...................................   3
             Tax Consequences of Purchase Payments..............   3
             Tax Consequences of Distributions..................   4
             Special Tax Consequences -- Early Distribution.....   5
             Special Tax Consequences -- Required Distributions.   6
             Tax Free Rollovers, Transfers and Exchanges........   7
             Effect of Tax-Deferred Accumulations...............   7
             Foreign Account Tax Compliance Act.................   9
             Other Withholding Tax..............................   9
          Calculation of Surrender Charge.......................   9
          Purchase Unit Value...................................   9
             Illustration of Calculation of Purchase Unit Value.  10
             Illustration of Purchase of Purchase Units.........  10
          Calculation of MVA Option.............................  10
          Payout Payments.......................................  11
             Assumed Investment Rate............................  11
             Amount of Payout Payments..........................  11
             Payout Unit Value..................................  12
             Illustration of Calculation of Payout Unit Value...  12
             Illustration of Payout Payments....................  12
          Distribution of Variable Annuity Contracts............  12
          Experts...............................................  13
          Comments on Financial Statements......................  13

                              GENERAL INFORMATION

   Flexible payment deferred annuity Contracts are offered in connection with the prospectus to which this SAI relates.

   Under flexible payment Contracts, Purchase Payments generally are made until retirement age is reached. However, no Purchase Payments are required to be made after the first payment. Purchase Payments are subject to minimum payment requirements under the Contract.

   The Contracts are non-participating and will not share in any of the profits of the Company.

                              FEDERAL TAX MATTERS

Note: Discussions regarding the tax treatment of any annuity contract or retirement plan and program are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. Such discussions generally are based upon the Company's understanding of current tax rules and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances. We do not guarantee the tax status or treatment of your annuity.

   This section summarizes the major tax consequences of contributions, payments, and withdrawals under the Contracts, during life and after death.

   It is the opinion of VALIC and its tax counsel, confirmed by Internal Revenue Service ("IRS") Revenue Procedure 99-44, that a Qualified Contract described in section 401(a), 403(a), 403(b), 408(b) or 408A of the Internal Revenue Code of 1986, as amended ("Code" or "IRC") does not lose its deferred tax treatment if Purchase Payments under the contract are invested in publicly available mutual funds.

   It is also the opinion of VALIC and its tax counsel that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

   For nonqualified Contracts, not all Variable Account Options are available within your contract. Variable Account Options that are invested in Mutual Funds available to the general public outside of annuity contracts or life insurance contracts generally are not offered under nonqualified Contracts. Investment earnings on contributions to nonqualified Contracts that are owned by non-natural persons will be taxed currently to the owner, and such contracts will not be treated as annuities for federal income tax purposes (except for trusts or other entities as agents for an individual).

TAX CONSEQUENCES OF PURCHASE PAYMENTS

   403(b) Annuities. Purchase Payments made by section 501(c)(3) tax-exempt organizations and public educational institutions toward Contracts for their employees are excludable from the gross income of employees, to the extent aggregate Purchase Payments do not exceed several competing tax law limitations on contributions. This gross income exclusion applies both to employer contributions and to your voluntary and nonelective salary reduction contributions. The exclusion does not apply to Roth 403(b) contributions, which are made on an after-tax basis; however the contribution limits apply to such contributions. Roth 403(b) contributions will be referred to as elective deferrals, along with voluntary salary reduction contributions.

   For 2015, your elective deferrals are generally limited to $18,000, although additional "catch-up" contributions of up to $6,000 are permitted for individuals who will be age 50 by the end of the 2015 calendar year. Combined employer contributions, nonelective employee contributions and elective deferrals are generally limited to $53,000, or up to 100% of "includible compensation," as defined in the Code for 403(b) plans. In addition, after 1988, employer contributions for highly compensated employees may be further limited by applicable nondiscrimination rules.

   401(a)/(k) and 403(a) Qualified Plans. Purchase Payments made by an employer (or a self-employed individual) under a qualified pension, profit-sharing or annuity plan are excluded from the gross income of the employee. Purchase Payments made by an employee may be made on a pre-tax or an after-tax basis, depending on several factors, including whether the employer is eligible to establish a 401(k) or 414(h) contribution option, and whether the employer, if eligible to establish a 401(k) option, has established a Roth 401(k) option under the Plan.

   457 Plans. A unit of a state or local government may establish a deferred compensation program for individuals who perform services for the government unit if permitted by applicable state (and/or local) laws. In addition, a non-governmental tax-exempt employer may establish a deferred compensation program for individuals who: (i) perform services for the employer, and
(ii) belong to either a select group of management or highly compensated employees and/or are independent contractors.

   This type of program allows eligible individuals to defer the receipt of compensation (and taxes thereon) otherwise presently payable to them. For 2015, if the program is an eligible deferred compensation plan (an "EDCP"), you and your employer may contribute (and defer tax on) the lesser of $18,000 or 100% of your "includible" compensation (compensation from the employer currently includible in taxable income). Additionally, catch-up deferrals are permitted in the final three years before the year you reach normal retirement age under the plan and for governmental plans only, age-based catch-up deferrals up to $6,000 are also permitted for individuals age 50 or older. Generally, however, a participant cannot utilize both the catch-up in the three years before normal retirement age, and the age 50 catch-up, in the same year.

   The employer uses deferred amounts to purchase the Contracts offered by this prospectus. For plans maintained by a unit of a state or local government, the Contract is generally held for the exclusive benefit of plan Participants, (although certain Contracts remained subject to the claims of the employer's general creditors until 1999). For plans of non-governmental tax-exempt employers, the employee has no present rights in the Contract and is entitled to payment only in accordance with the EDCP provisions.

   Unfunded Deferred Compensation Plans. Private for-profit employers may establish unfunded nonqualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. Certain arrangements of nonprofit employers entered into prior to August 16, 1986, and not subsequently modified, are also subject to the rules discussed below.

   An unfunded deferred compensation plan is a bare contractual promise on the part of the employer to defer current wages to some future time. The Contract is owned by the employer and remains subject to the claims of the employer's general creditors. Private for-profit employers that are not natural persons are currently taxable on any increase in the Purchase Unit value attributable to Purchase Payments made on or after February 28, 1986 to such Contracts. Participants have no present right or vested interest in the Contract and are only entitled to payment in accordance with plan provisions.

TAX CONSEQUENCES OF DISTRIBUTIONS

   403(b) Annuities. Elective deferrals (including salary reduction amounts and Roth 403(b) contributions) accumulated after December 31, 1988, and earnings on such contributions, may not be distributed before one of the following:

      (1) attainment of age 59  1/2;

      (2) severance from employment;

      (3) death;

      (4) disability; or

      (5) qualifying hardship (hardship distributions are limited to salary reduction contributions only, exclusive of earnings thereon).

   Similar restrictions will apply to all amounts transferred from a Code section 403(b)(7) custodial account other than certain rollover contributions, except that pre-1989 earnings included in such amounts generally will be eligible for a hardship distribution.

   As a general rule, distributions are taxed as ordinary income to the recipient in accordance with Code section 72. However, three important exceptions to this general rule are:

      (1) distributions of Roth 403(b) contributions;

      (2) qualified distributions of earnings on Roth 403(b) contributions; and

      (3) other after-tax amounts in the Contract.

Distributions of Roth 403(b) contributions are tax-free. "Qualified" distributions of earnings on Roth 403(b) contributions made upon attainment of age 59 1/2, upon death or disability, are tax-free as long as five or more years have passed since the first contribution to the Roth account or any Roth account under the employer's Plan. Distribution of earnings that are non-qualified are taxed in the same manner as pre-tax contributions and earnings under the Plan. Distributions of other after-tax amounts in the Contract are tax-free.

   401(a)/(k) and 403(a) Qualified Plans. Distributions from Contracts purchased under qualified plans are taxable as ordinary income, except to the extent allocable to an employee's after-tax contributions (investment in the Contract). If you or your Beneficiary receive a "lump sum distribution" (legally defined term), the taxable portion may be eligible for special 10-year income averaging treatment. Ten-year income averaging uses tax rates in effect for 1986, allows 20% capital gains treatment for the taxable portion of a lump sum distribution attributable to years of service before 1974, and is available if you were 50 or older on January 1, 1986. The distribution restrictions for 401(k) elective deferrals in Qualified Plans are generally the same as described for elective deferrals to 403(b) annuities. The tax consequences of distributions from Qualified Plans are generally the same as described above for 403(b) annuities.

   457 Plans. Amounts received from an EDCP are includible in gross income for the taxable year in which they are paid or, if a non-governmental tax-exempt employer, otherwise made available to the recipient.

   Unfunded Deferred Compensation Plans. Amounts received are includible in gross income for the taxable year in which the amounts are paid or otherwise made available to the recipient.

SPECIAL TAX CONSEQUENCES -- EARLY DISTRIBUTION

   403(b) Annuities, 401(a)/(k) and 403(a) Qualified Plans, 408(b) Traditional IRAs, SEPs and SIMPLE IRAs. The taxable portion of distributions received before the recipient attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Distributions on account of the following generally are excepted from this penalty tax:

      (1) death;

      (2) disability;

      (3) separation from service after a Participant reaches age 55 (only applies to 403(b), 401(a)/(k), and 403(a) plans);

      (4) separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Participant (or the Participant and Beneficiary) for a period that lasts the later of five years or until the Participant attains age 59 1/2; and

      (5) distributions that do not exceed the employee's tax-deductible medical expenses for the taxable year of receipt.

   Separation from service is not required for distributions from a Traditional IRA, SEP or SIMPLE IRA under (4) above. Certain distributions from a SIMPLE IRA within two years after first participating in the Plan may be subject to a 25% penalty, rather than a 10% penalty.

   Currently, distributions from 408(b) IRAs on account of the following additional reasons are also excepted from the 10% penalty tax:

      (1) distributions up to $10,000 (in the aggregate) to cover costs of acquiring, constructing or reconstructing the residence of a first-time homebuyer;

      (2) distributions to cover certain costs of higher education: tuition, fees, books, supplies and equipment for the IRA owner, a spouse, child or grandchild; and

      (3) distributions to cover certain medical care or long-term care insurance premiums, for individuals who have received federal or state unemployment compensation for 12 consecutive months.

   457 Plans. Distributions generally may be made under an EDCP prior to severance from employment only upon attainment of age 70 1/2, for unforeseeable emergencies or for amounts under $5,000 for inactive Participants, and are includible in the recipient's gross income in the year paid. Such distributions are not subject to the 10% early withdrawal penalty tax.

SPECIAL TAX CONSEQUENCES -- REQUIRED DISTRIBUTIONS

   403(b) Annuities. Generally, minimum required distributions are required from both pre-tax and Roth amounts accumulated under the Contract and must commence no later than April 1 of the calendar year following the later of the calendar year in which the Participant attains age 70 1/2 or the calendar year in which the Participant retires. Required distributions must be made over a period no longer than the period determined under The IRS' Uniform Life Expectancy Table reflecting the joint life expectancy of the Participant and a Beneficiary 10 years younger than the Participant, or if the Participant's spouse is the sole Beneficiary and is more than 10 years younger than the Participant, their joint life expectancy. A penalty tax of 50% is imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year.

   Amounts accumulated under a Contract on December 31, 1986 may be paid in a manner that meets the above rule or, alternatively:

   (i) must begin to be paid when the Participant attains age 75 or retires, whichever is later; and

  (ii) the present value of payments expected to be made over the life of the Participant, (under the option chosen) must exceed 50% of the present value of all payments expected to be made (the "50% rule").

   The 50% rule will not apply if a Participant's spouse is the joint Annuitant. Notwithstanding these pre-January 1, 1987 rules, the entire contract balance must meet the minimum distribution incidental benefit requirement of section 403(b)(10).

   At the Participant's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin by December 31st of the year following the year of death and be paid over the single life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must be made over a period that does not exceed the longer of the Participant's or the designated Beneficiary's life expectancy. Exceptions to this rule may apply in the case of a beneficiary who is also the participant's spouse.

   A Participant generally may aggregate his or her 403(b) Contracts and accounts for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the plan, Contract, or account otherwise provides. If you purchase the Contract with, or subsequently add, the IncomeLOCK, IncomeLOCK Plus or other enhanced benefit option, the calculation of the required minimum distribution may include the value of the IncomeLOCK, IncomeLOCK Plus or other enhanced benefit and may increase the amount of the required minimum distribution.

   401(a)/(k) and 403(a) Qualified Plans. Minimum distribution requirements for qualified plans are generally the same as described for 403(b) Annuities, except that there is no exception for pre-1987 amounts, and multiple plans may not be aggregated to satisfy the requirement.

   457 Plans. Beginning January 1, 1989, the minimum distribution requirements for EDCPs are generally the same as described above for 403(b) Annuities except that there is no exception for pre-1987 amounts, and multiple plans may not be aggregated to satisfy the requirement. Distributions must satisfy the irrevocable election requirements applicable to non-governmental tax-exempt employer EDCPs.

   Nonqualified Contracts. Nonqualified Contracts do not require commencement of distributions at any particular time during the Contract Owner's lifetime, and generally do not limit the duration of annuity payments.

   At the Contract Owner's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as in effect at the time of death. Similar distribution requirements will also apply if the Contract Owner is not a natural person, if the Annuitant dies or is changed. An exception to this rule may apply in the case of a beneficiary who is also the participant's spouse.

TAX-FREE ROLLOVERS, TRANSFERS AND EXCHANGES

   403(b) Annuities. Tax-free transfers between 403(b) annuity Contracts and/or 403(b)(7) custodial accounts and, with the exception of distributions to and from Roth 403(b) accounts, tax-free rollovers to or from 403(b) programs to 408(b) IRAs, other 403(b) programs, 401(a)/403(a) qualified plans and governmental EDCPs are permitted under certain circumstances. Funds in a 403(b) annuity contract may be rolled directly over to a Roth IRA. Distributions from Roth 403(b) accounts may be rolled over or transferred to another Roth 403(b) account or rolled over to a Roth IRA or a Roth 401(k) or eligible Roth 457(b) account. Roth 403(b) accounts may only receive rollover contributions from other Roth accounts.

   401(a)/(k) and 403(a) Qualified Plans. The taxable portion of certain distributions, except for distributions from Roth accounts, may be rolled over tax-free to or from a 408(b) individual retirement account or annuity, another such plan, a 403(b) program, or a governmental EDCP. Funds in a qualified contract may be rolled directly over to a Roth IRA. The rollover/ transfer rules for Qualified plans are generally the same as described for 403(b) Annuities.

   457 Plans. Tax-free transfer of EDCP amounts from tax-exempt employers are permitted only to another EDCP of a like employer. Tax-free rollovers to or from a governmental EDCP to other governmental EDCPs, 403(b) programs, 401(a)/401(k)/403(a) Qualified Plans, 408(b) IRAs are permitted under certain circumstances.

EFFECT OF TAX-DEFERRED ACCUMULATIONS

The chart below compares the results from contributions made to:

..   A Contract issued to a tax-favored retirement program purchased with pre-tax contributions (Purchase Payments);

..   A nonqualified Contract purchased with after-tax contributions (Purchase
    Payments); and

..   Taxable accounts such as savings accounts.

                                                    10 YEARS 20 YEARS 30 YEARS
                                                    -------- -------- --------
 Tax Account....................................... $13,978  $32,762  $58,007
 Non-qualified Contract Tax-Deferred Annuity....... $14,716  $36,499  $68,743
 Tax-Deferred Annuity.............................. $19,621  $48,665  $91,657

This hypothetical chart compares the results of (1) contributing $100 per month to a conventional, non-tax-deferred account (shown above as "Taxable Account");
(2) contributing $100 to a nonqualified, tax-deferred annuity (shown above as "Nonqualified Contract Tax-Deferred Annuity"); and (3) contributing $100 per month ($133.33 since contributions are made before tax) to an annuity purchased under a tax-deferred retirement program (shown above as "Tax-Deferred Annuity"). The chart assumes a 25% tax rate and a 4% annual rate of return. Variable options incur separate account charges and may also incur account maintenance charges and surrender charges, depending on the contract. The chart does not reflect the deduction of any such charges, and, if reflected, would reduce the amounts shown. Federal withdrawal restrictions and a 10% tax penalty may apply to withdrawals before age 59 1/2. This information is for illustrative purposes only and is not a guarantee of future return for any specific investment.

Unlike taxable accounts, contributions made to tax-favored retirement programs and nonqualified Contracts generally provide tax-deferred treatment on earnings. In addition, pre-tax contributions made to tax-favored retirement programs ordinarily are not subject to income tax until withdrawn. As shown above, investing in a tax-favored program may increase the accumulation power of savings over time. The more taxes saved and reinvested in the program, the more the accumulation power effectively grows over the years.

To further illustrate the advantages of tax-deferred savings using a 25% federal tax bracket, an annual return (before the deduction of any fees or charges) of 4% under a tax-favored retirement program in which tax savings were reinvested has an equivalent after-tax annual return of 3% under a taxable program. The 4% return on the tax-deferred program will be reduced by the impact of income taxes upon withdrawal. The return will vary depending upon the timing of withdrawals. The previous chart represents (without factoring in fees or charges) after-tax amounts that would be received.

By taking into account the current deferral of taxes, contributions to tax-favored retirement programs increase the amount available for savings by decreasing the relative current out-of-pocket cost (referring to the effect on annual net take-home pay) of the investment, regardless of which type of qualifying investment arrangement that is selected. The chart below illustrates this principle by comparing a pre-tax contribution to a tax-favored retirement plan with an after-tax contribution to a taxable account:

                              PAYCHECK COMPARISON

                                                    Tax-Favored Retirement Program Taxable Account
                                                    ------------------------------ ---------------
Annual amount available for savings before federal
  taxes............................................             $2,400                 $2,400
Current federal income tax due on Purchase
  Payments.........................................                  0                 $ (600)
Net retirement plan Purchase Payments..............             $2,400                 $1,800

This chart assumes a 25% federal income tax rate. The $600 that is paid toward current federal income taxes reduces the actual amount saved in the taxable account to $1,800 while the full $2,400 is contributed to the tax-qualified program, subject to being taxed upon withdrawal. Stated otherwise, to reach an annual retirement savings goal of $2,400, the contribution to a tax-qualified retirement program results in a current out-of-pocket expense of $1,800 while the contribution to a taxable account requires the full $2,400 out-of-pocket expense. The tax-qualified retirement program represented in this chart is a plan type, such as one under section 403(b) of the Code, which allows participants to exclude contributions (within limits) from gross income. This chart is an example only and does not reflect the return of any specific investment.


Foreign Account Tax Compliance Act ("FATCA")

U.S. persons should be aware that FATCA, enacted in 2010, provides that a 30% withholding tax will be imposed on certain gross payments (which could include distributions from cash value life insurance or annuity products) made to a foreign entity holding accounts on behalf of U.S. persons if such entity fails to provide applicable certifications to the U.S. government. An entity, for this purpose, will be considered a foreign entity unless it provides an applicable certification to the contrary. Prospective purchasers with accounts in foreign financial institutions or foreign entities should consult with their tax advisor regarding the application of FATCA to their purchase.

Other Withholding Tax

A Contract Owner that is not exempt from United States federal withholding tax should consult its tax advisor as to the availability of an exemption from, or reduction of, such tax under an applicable income tax treaty, if any.


                        CALCULATION OF SURRENDER CHARGE

   There is no surrender charge for a total or partial surrender.

                              PURCHASE UNIT VALUE

       Purchase Unit value is discussed in the prospectus under "Purchase Period." The Purchase Unit value for a Division is calculated as shown below:

Step 1: Calculate the gross investment rate:

       Gross Investment Rate
    =  (EQUALS)
       The Division's investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.
    /  (DIVIDED BY)
       The value of the Division for the immediately preceding day on which the values are calculated.

We calculate the gross investment rate as of 4:00 p.m. Eastern time on each business day when the Exchange is open.

Step 2: Calculate net investment rate for any day as follows:

       Net Investment Rate
    =  (EQUALS)
       Gross Investment Rate (calculated in Step 1)
    -  (MINUS)
       Separate Account charges.*

*  The Portfolio Director Contract does not have Separate Account charges.

Step 3: Determine Purchase Unit Value for that day.

       Purchase Unit Value for that day.
    =  (EQUALS)
       Purchase Unit Value for immediate preceding day.
    X  (MULTIPLIED BY)
       Net Investment Rate (as calculated in Step 2) plus 1.00.

       The following illustrations show a calculation of new Purchase Unit value and the purchase of Purchase Units (using hypothetical examples):

              ILLUSTRATION OF CALCULATION OF PURCHASE UNIT VALUE

Example 1.

           1. Purchase Unit value, beginning of period... $ 1.800000
           2. Value of Fund share, beginning of period... $21.200000
           3. Change in value of Fund share.............. $  .500000
           4. Gross investment return (3)/(2)............    .023585
           5. Daily separate account fee.................       None
           6. Net investment return (4) - (5)............    .023585
           7. Net investment factor 1.000000+(6).........   1.023585
           8. Purchase Unit value, end of period (1)X(7). $ 1.842453

  ILLUSTRATION OF PURCHASE OF PURCHASE UNITS (ASSUMING NO STATE PREMIUM TAX)

Example 2.

1. First Periodic Purchase Payment.......................................... $  100.00
2. Purchase Unit value on effective date of purchase (see Example 3)........ $1.800000
3. Number of Purchase Units purchased (1)/(2)...............................    55.556
4. Purchase Unit value for valuation date following purchase (see Example
  3)........................................................................ $1.842453
5. Value of Purchase Units in account for valuation date following purchase
  (3)X(4)................................................................... $  102.36

                           CALCULATION OF MVA OPTION

       The effect of the market value adjustment may be positive or negative. If, for example, on the date of a withdrawal, the index rate described below (plus 0.5%) is higher than that index rate as of the Contract's date of issue, the effect of the market value adjustment will be negative. If, for example, on the date of a withdrawal, the index rate (plus 0.5%) is lower than that index rate as of the Contract's date of issue, the effect of the market value adjustment will be positive.

       The market value adjustment is determined by the formula below, using the following factors:

           . A is the average 10 year Treasury Constant Maturity Series rate computed as an average of the last complete 60 months of such rates or the number of complete months since Contract issue if less, determined as of the time of surrender;

           . B is the 10 year Treasury Constant Maturity Series rate determined as of the time of surrender;

       The full withdrawal or surrender from the Fixed Account Option is equal to the Accumulation Value withdrawn or surrendered from the Fixed Account Option multiplied by the Market Value Adjustment (MVA) Factor, determined as follows:

                   (1 + A)/5/ DIVIDED BY (1 + B + .0025)/5/

Such full withdrawal or surrender is payable within 30 days of the date of withdrawal or surrender. Notwithstanding the applicability of a market value adjustment, the amount calculated upon a full withdrawal or surrender from the Fixed Account Option will always be at least the deposits or transfers into the Fixed Account Option less prior loans, withdrawals and transfers from Fixed Account Option, plus the guaranteed minimum interest rate credited to amounts in Fixed Account Option. Any negative adjustment will be waived to the extent it would decrease the full withdrawal or surrender from the Fixed Account Option below this amount.

                                PAYOUT PAYMENTS

ASSUMED INVESTMENT RATE

       The discussion concerning the amount of Payout Payments which follows this section is based on an Assumed Investment Rate of 3 1/2% per annum. However, the Company will permit each Annuitant choosing a variable payout option to select an Assumed Investment Rate permitted by state law or regulations other than the 3 1/2% rate described here as follows: 3%, 4 1/2%, 5% or 6% per annum. The foregoing Assumed Investment Rates are used merely in order to determine the first monthly payment per thousand dollars of value. It should not be inferred that such rates will bear any relationship to the actual net investment experience of VALIC Separate Account A.

AMOUNT OF PAYOUT PAYMENTS

       The amount of the first variable Payout Payment to the Annuitant will depend on the amount of the Account Value applied to effect the variable annuity as of the tenth day immediately preceding the date Payout Payments commence, the amount of any premium tax owed, the annuity option selected, and the age of the Annuitant.

       The Contracts contain tables indicating the dollar amount of the first payout payment under each payout option for each $1,000 of Account Value (after the deduction for any premium tax) at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate of 3%, 3 1/2%, 4% and 5% per annum (3 1/2% in the group Contract).

       The portion of the first monthly variable Payout Payment derived from a Division of VALIC Separate Account A is divided by the Payout Unit value for that Division (calculated ten days prior to the date of the first monthly payment) to determine the number of Payout Units in each Division represented by the payment. The number of such units will remain fixed during the Payout Period, assuming the Annuitant makes no transfers of Payout Units to provide Payout Units under another Division or to provide a fixed annuity.

       In any subsequent month, the dollar amount of the variable Payout Payment derived from each Division is determined by multiplying the number of Payout Units in that Division by the value of such Payout Unit on the tenth day preceding the due date of such payment. The Payout Unit value will increase or decrease in proportion to the net investment return of the Division or Divisions underlying the variable payout since the date of the previous Payout Payment, less an adjustment to neutralize the 3 1/2% or other Assumed Investment Rate referred to above.

       Therefore, the dollar amount of variable Payout Payments after the first year will vary with the amount by which the net investment return is greater or less than 3 1/2% per annum. For example, if a Division has a cumulative net investment return of 5% over a one year period, the first Payout Payment in the next year will be approximately 1 1/2 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the Division. If such net investment return is 1% over a one year period, the first Payout Payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable Division.

       Each deferred Contract provides that, when fixed Payout Payments are to be made under one of the first four payout options, the monthly payment to the Annuitant will not be less than the monthly payment produced by the then current settlement option rates, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the Annuitant that, at retirement, if the fixed payout purchase rates then required by the Company for new single payment immediate annuity Contracts are significantly more favorable than the annuity rates guaranteed by a Contract, the Annuitant will be given the benefit of the new annuity rates.

PAYOUT UNIT VALUE

       The value of a Payout Unit is calculated at the same time that the value of a Purchase Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Purchase Period" in the prospectus.) The calculation of Payout Unit value is discussed in the prospectus under "Payout Period."

       The following illustrations show, by use of hypothetical examples, the method of determining the Payout Unit value and the amount of variable annuity payments.

               ILLUSTRATION OF CALCULATION OF PAYOUT UNIT VALUE

Example 8.

       1. Payout Unit value, beginning of period............... $ .980000
       2. Net investment factor for Period (see Example 3).....  1.023558
       3. Daily adjustment for 3  1/2% Assumed Investment Rate.   .999906
       4. (2)X(3)..............................................  1.023462
       5. Payout Unit value, end of period (1)X(4)............. $1.002993

                        ILLUSTRATION OF PAYOUT PAYMENTS

Example 9. Annuitant age 65, Life Annuity with 120 Payments Certain

    1. Number of Purchase Units at Payout Date..................  10,000.00
    2. Purchase Unit value (see Example 3)...................... $ 1.800000
    3. Account Value of Contract (1)X(2)........................ $18,000.00
    4. First monthly Payout Payment per $1,000 of Account Value. $     5.63
    5. First monthly Payout Payment (3)X(4)/1,000............... $   101.34
    6. Payout Unit value (see Example 8)........................ $  .980000
    7. Number of Payout Units (5)/(6)...........................    103.408
    8. Assume Payout Unit value for second month equal to....... $  .997000
    9. Second monthly Payout Payment (7)X(8).................... $   103.10
    10. Assume Payout Unit value for third month equal to....... $  .953000
    11. Third monthly Payout Payment (7)X(10)................... $    98.55

                  DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

       The Company has qualified or intends to qualify the Contracts for sale in all fifty states and the District of Columbia and will commence offering the Contracts promptly upon qualification in each such jurisdiction.

       The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers that are members of the Financial Industry Regulatory Authority ("FINRA").

       AIG Capital Services, Inc. ("AIGCS" or the "Distributor") is the distributor for VALIC Separate Account A. The Distributor, an affiliate of the Company, is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311. The Distributor is a Delaware corporation and a member of FINRA.

       VALIC financial advisors who sell the Contracts will be compensated for such sales by commissions ranging up to 2.8% of each first-year Purchase Payment. The financial advisors will receive commissions of up to 0.70% for level Purchase Payments in subsequent years and up to 2.80% on increases in the amount of Purchase Payments in the year of the increase and may also receive asset based compensation. During the first two years of employment, financial advisors may also receive developmental commissions of up to 4% for each first-year

Purchase Payment and for increases in the amount of Purchase Payments. Independent broker-dealers who sell the Contracts will be compensated for such sales by commissions ranging up to 1.60% of each Purchase Payment and may also receive an annual trail (a reduced commission paid after the initial purchase). These various commissions are paid by the Company and do not result in any charge to Contract Owners or to VALIC Separate Account A in addition to the charges described under "Fees and Charges" in the prospectus.

       Pursuant to its underwriting agreement with the Distributor and VALIC Separate Account A, the Company reimburses the Distributor for reasonable sales expenses, including overhead expenses.

                                    EXPERTS


       The audited consolidated financial statements of The Variable Annuity Life Insurance Company as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 and the audited financial statements of The Variable Annuity Life Insurance Company Separate Account A as of December 31, 2014 and the results of its operations and the changes in its net assets for each of the periods indicated, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002.


                       COMMENTS ON FINANCIAL STATEMENTS


       The audited financial statements of The Variable Annuity Life Insurance Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts, which include death benefits, and its assumption of the mortality and expense risks.

       Not all of the VALIC Separate Account A Divisions are available under the Contracts described in the prospectus.


(C) 2015 AMERICAN INTERNATIONAL GROUP, INC.
All Rights Reserved.

       THE VARIABLE ANNUITY LIFE
       INSURANCE COMPANY
       Audited GAAP Financial Statements
       At December 31, 2014 and 2013 and for
       the three years ended December 31, 2014

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
INDEX TO FINANCIAL STATEMENTS

                                                                                                             Page
                                                                                                             ----
Report of Independent Registered Public Accounting Firm                                                       2
Consolidated Balance Sheets at December 31, 2014 and 2013                                                     3
Consolidated Statements of Income for the years ended December 31, 2014, 2013 and 2012                        4
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2014, 2013 and 2012   5
Consolidated Statements of Equity for the years ended December 31, 2014, 2013 and 2012                        6
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012                    7
Notes to Consolidated Financial Statements                                                                    8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF THE VARIABLE ANNUITY LIFE INSURANCE COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income (loss), equity and cash flows present fairly, in all material respects, the financial position of The Variable Annuity Life Insurance Company and its subsidiaries (the "Company"), an indirect, wholly owned subsidiary of American International Group, Inc., at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2012 consolidated financial statements to correct errors.

/s/ PricewaterhouseCoopers LLP

Houston, TX
April 27, 2015

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                            -----------------
  (in millions, except for share data)                       2014      2013
  ------------------------------------                      ------- ---------
                                                                     (Revised)
  ASSETS:
     Investments:
         Fixed maturity securities:
            Bonds available for sale, at fair value
              (amortized cost: 2014 - $33,695; 2013
              - $34,372)                                    $35,883 $  35,736
            Other bond securities, at fair value              1,158       877
         Equity securities:
            Common and preferred stock, available
              for sale, at fair value (cost: 2014 -
              $4; 2013 - $5)                                      4         4
         Mortgage and other loans receivable, net
           of allowance                                       5,326     5,537
         Other invested assets (portion measured at
           fair value: 2014 - $1,171; 2013 - $1,035)          2,479     2,523
         Short-term investments (portion measured
           at fair value: 2014 - $216; 2013 - $879)             443     1,162
                                                            ------- ---------
            Total investments                                45,293    45,839
     Cash                                                       110        45
     Accrued investment income                                  482       502
     Amounts due from related parties                            34        28
     Premiums and other receivables, net of
       allowance                                                 61        79
     Derivative assets, at fair value                           119        40
     Deferred policy acquisition costs                          800       901
     Deferred sales inducements                                 162       177
     Current income tax receivable                               14        61
     Other assets (including restricted cash of
       $205 in 2014 and $100 in 2013)                           338       279
     Separate account assets, at fair value                  33,401    32,277
                                                            ------- ---------
  TOTAL ASSETS                                              $80,814 $  80,228
                                                            ======= =========
  LIABILITIES:
     Future policy benefits for life and accident
       and health insurance contracts                       $   843 $     739
     Policyholder contract deposits (portion
       measured at fair value: 2014 - $236; 2013 -
       $52)                                                  37,704    37,704
     Other policyholder funds                                    10        13
     Deferred income taxes                                      206        96
     Notes payable - to affiliates, net (portion
       measured at fair value: 2014 - $149; 2013 -
       $125)                                                    149       125
     Notes payable - to third parties, net                      118       171
     Amounts due to related parties                             958        22
     Securities lending payable                                  --       732
     Derivative liabilities, at fair value                       --        23
     Other liabilities                                          343       354
     Separate account liabilities                            33,401    32,277
                                                            ------- ---------
  TOTAL LIABILITIES                                          73,732    72,256
                                                            ------- ---------
  COMMITMENTS AND CONTINGENCIES (SEE NOTE 13)

  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
    (VALIC) SHAREHOLDER'S EQUITY:
     Common stock, $1 par value; 5,000,000 shares
       authorized, 3,575,000 shares issued and
       outstanding                                                4         4
     Additional paid-in capital                               5,305     5,789
     Retained earnings                                           --     1,118
     Accumulated other comprehensive income                   1,760     1,061
                                                            ------- ---------
  TOTAL VALIC SHAREHOLDER'S EQUITY                            7,069     7,972
  NONCONTROLLING INTERESTS                                       13        --
                                                            ------- ---------
  TOTAL SHAREHOLDER'S EQUITY                                  7,082     7,972
                                                            ------- ---------
  TOTAL LIABILITIES AND EQUITY                              $80,814 $  80,228
                                                            ======= =========

See accompanying Notes to Consolidated Financial Statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF INCOME

                                                     Years Ended December 31,
                                                   ---------------------------
(dollars in millions)                               2014     2013       2012
---------------------                              ------  --------- ----------
                                                           (Revised) (Restated)
REVENUES:
   Premiums                                        $   44   $   12     $   20
   Policy fees                                        405      368        327
   Net investment income                            2,356    2,528      2,348
   Net realized capital gains:
       Total other-than-temporary impairments
         on available for sale securities             (38)     (16)       (83)
       Portion of other-than-temporary
         impairments on available for sale
         fixed maturity securities recognized
         in other comprehensive income (loss)          --        1         --
                                                   ------   ------     ------
       Net other-than-temporary impairments
         on available for sale securities
         recognized in net income                     (38)     (15)       (83)
       Other net realized capital gains               172      384        119
                                                   ------   ------     ------
   Total net realized capital gains                   134      369         36
       Other income                                   447      462        260
                                                   ------   ------     ------
TOTAL REVENUES                                      3,386    3,739      2,991
                                                   ------   ------     ------
BENEFITS AND EXPENSES:
   Policyholder benefits                              114      155         86
   Interest credited to policyholder account
     balances                                       1,142    1,178      1,195
   Amortization of deferred policy
     acquisition costs                                 71      131         87
   General and administrative expenses                370      314        265
   Commissions                                         78       73         68
   Other expenses                                     209      167        128
                                                   ------   ------     ------
TOTAL BENEFITS AND EXPENSES                         1,984    2,018      1,829
                                                   ------   ------     ------
INCOME BEFORE INCOME TAX EXPENSE                    1,402    1,721      1,162
INCOME TAX EXPENSE (BENEFIT):
   Current                                            262      155        315
   Deferred                                           152      (58)      (203)
                                                   ------   ------     ------
INCOME TAX EXPENSE                                    414       97        112
                                                   ------   ------     ------
NET INCOME                                            988    1,624      1,050
LESS:
NET INCOME ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS                                             1       --         --
                                                   ------   ------     ------
NET INCOME ATTRIBUTABLE TO VALIC                   $  987   $1,624     $1,050
                                                   ======   ======     ======

See accompanying Notes to Consolidated Financial Statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                     Years Ended December 31,
                                                  -----------------------------
(dollars in millions)                              2014      2013       2012
---------------------                             ------  ---------  ----------
                                                           (Revised)  (Restated)
NET INCOME                                        $  988  $   1,624  $    1,050
                                                  ------  ---------  ----------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
   Change in unrealized appreciation
     (depreciation) of fixed maturity
     investments on which other-than-temporary
     credit impairments were taken                   (21)       (16)        242
   Change in unrealized appreciation
     (depreciation) of all other investments         854     (1,337)        928
   Adjustments to deferred policy acquisition
     costs and deferred sales inducements            (83)       155        (108)
   Change in insurance loss recognition              (49)       122        (116)
   Change in foreign currency translation
     adjustments                                      (2)        --          (1)
                                                  ------  ---------  ----------
OTHER COMPREHENSIVE INCOME (LOSS)                    699     (1,076)        945
                                                  ------  ---------  ----------
COMPREHENSIVE INCOME                               1,687        548       1,995
COMPREHENSIVE INCOME ATTRIBUTABLE TO
  NONCONTROLLING INTEREST                              1         --          --
                                                  ------  ---------  ----------
COMPREHENSIVE INCOME ATTRIBUTABLE TO VALIC        $1,686  $     548  $    1,995
                                                  ======  =========  ==========

See accompanying Notes to Consolidated Financial Statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF EQUITY

                                                               Retained    Accumulated  Total VALIC
                                                  Additional   Earnings       Other       Share-       Non-
                                           Common  Paid-in   (Accumulated Comprehensive  holder's   controlling  Total
(in millions)                              Stock   Capital     Deficit)      Income       Equity     Interests   Equity
-------------                              ------ ---------- ------------ ------------- ----------- ----------- -------
Balance, January 1, 2012 (Restated)         $ 4     $6,255     $  (820)      $ 1,192      $ 6,631       $--     $ 6,631
                                            ---     ------     -------       -------      -------       ---     -------
Net income attributable to VALIC or other
  noncontrolling interests                   --         --       1,050            --        1,050        --       1,050
Other comprehensive income                   --         --          --           945          945        --         945
Capital contributions from Parent            --        134          --            --          134        --         134
Return of capital                            --       (706)         --            --         (706)       --        (706)
                                            ---     ------     -------       -------      -------       ---     -------
Balance, December 31, 2012 (Restated)       $ 4     $5,683     $   230       $ 2,137      $ 8,054       $--     $ 8,054
                                            ===     ======     =======       =======      =======       ===     =======
Net income attributable to VALIC or other
  noncontrolling interests                   --         --       1,624            --        1,624        --       1,624
Dividends                                    --         --        (736)           --         (736)       --        (736)
Other comprehensive loss                     --         --          --        (1,076)      (1,076)       --      (1,076)
Capital contributions from Parent            --        106          --            --          106        --         106
                                            ---     ------     -------       -------      -------       ---     -------
Balance, December 31, 2013 (Revised)        $ 4     $5,789     $ 1,118       $ 1,061      $ 7,972       $--     $ 7,972
                                            ===     ======     =======       =======      =======       ===     =======
Net income attributable to VALIC or other
  noncontrolling interests                   --         --         987            --          987         1         988
Dividends                                    --         --      (2,105)           --       (2,105)       --      (2,105)
Other comprehensive income                   --         --          --           699          699        --         699
Capital contributions from Parent            --         38          --            --           38        --          38
Return of capital                            --       (522)         --            --         (522)       --        (522)
Other                                        --         --          --            --           --        12          12
                                            ---     ------     -------       -------      -------       ---     -------
Balance, December 31, 2014                  $ 4     $5,305     $    --       $ 1,760      $ 7,069       $13     $ 7,082
                                            ===     ======     =======       =======      =======       ===     =======

See accompanying Notes to Consolidated Financial Statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  Years Ended December 31,
                                                                                                ----------------------------
(in millions)                                                                                     2014     2013       2012
-------------                                                                                   -------  --------- ----------
                                                                                                         (Revised) (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                                   $   988  $  1,624   $  1,050
                                                                                                -------  --------   --------
   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
       Interest credited to policyholder account balances                                         1,142     1,178      1,195
       Amortization of deferred policy acquisition costs                                             71       131         87
       Fees charged for policyholder contract deposits                                             (338)     (308)      (276)
       Net realized capital gains                                                                  (134)     (369)       (36)
       Unrealized losses (gains) in earnings, net                                                   (49)      (91)        28
       Equity in income of partnerships and other invested assets                                  (102)     (203)      (122)
       Accretion of net premium/discount on investments                                            (224)     (289)      (255)
       Capitalized interest                                                                         (14)      (14)       (12)
       Provision for deferred income taxes                                                          152       (58)      (203)
   CHANGES IN OPERATING ASSETS AND LIABILITIES:
       Accrued investment income                                                                     20       (13)        --
       Amounts due to/from related parties                                                           89        (4)       (21)
       Deferred policy acquisition costs                                                            (66)      (66)       (91)
       Current income tax receivable/payable                                                         47      (323)       144
       Future policy benefits                                                                        32        71         16
       Other, net                                                                                   166      (232)        (2)
                                                                                                -------  --------   --------
   Total adjustments                                                                                792      (590)       452
                                                                                                -------  --------   --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                         1,780     1,034      1,502
                                                                                                =======  ========   ========
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from (payments for)
   Sales or distribution of:
       Available for sale investments                                                             1,996     6,903      6,916
       Other investments, excluding short-term investments                                          481       417        362
   Redemption and maturities of fixed maturity securities available for sale                      3,103     3,456      3,142
   Principal payments received on sales and maturities of mortgage and other loans receivable     1,268       647        717
   Redemption and maturities of other investments, excluding short-term investments                  71        83        276
   Purchase of:
       Available for sale investments                                                            (4,121)  (10,014)   (10,541)
       Mortgage and other loans receivable                                                       (1,125)   (1,205)    (1,118)
       Other investments, excluding short-term investments                                         (655)     (841)      (915)
   Net change in restricted cash                                                                   (105)      (86)       (14)
   Net change in short-term investments                                                             719        72       (947)
   Other, net                                                                                        16        10        (37)
                                                                                                -------  --------   --------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                               1,648      (558)    (2,159)
                                                                                                =======  ========   ========
CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholder contract deposits                                                                 2,232     2,751      2,680
   Policyholder contract withdrawals                                                             (3,519)   (3,256)    (2,857)
   Net exchanges to/from separate accounts                                                          394       723        588
   Repayment of notes payable                                                                       (53)       --         --
   Issuance of notes payable                                                                         --       131         47
   Federal Home Loan Bank borrowings                                                                 --         4        (11)
   Change in securities lending payable                                                            (732)      (92)       824
   Dividends and return of capital paid to Parent Company, net of cash contributions             (1,685)     (736)      (706)
                                                                                                -------  --------   --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                              (3,363)     (475)       565
                                                                                                =======  ========   ========
Net increase (decrease) in cash                                                                      65         1        (92)
Cash at beginning of year                                                                            45        44        136
                                                                                                -------  --------   --------
CASH AT END OF YEAR                                                                             $   110  $     45   $     44
                                                                                                =======  ========   ========
SUPPLEMENTARY DISCLOSURE OF CONSOLIDATED CASH FLOW INFORMATION
CASH PAID DURING THE PERIOD FOR:
   Interest                                                                                     $     3  $      1   $     --
   Taxes                                                                                            208       471        199
NON-CASH ACTIVITIES:
   Sales inducements credited to policyholder contract deposits                                      10        20         25
   Non-cash dividends declared                                                                      942        --         --
   Non-cash contributions from Parent                                                                38       106        134
                                                                                                =======  ========   ========

  See accompanying Notes to Consolidated Financial Statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The Variable Annuity Life Insurance Company (VALIC), including its wholly owned subsidiaries, is a wholly owned subsidiary of AGC Life Insurance Company (AGC Life or the Parent), which is in turn an indirect, wholly owned subsidiary of American International Group, Inc. (AIG Parent). Unless the context indicates otherwise, the terms "VALIC," "the Company," "we," "us" or "our" mean The Variable Annuity Life Insurance Company and its consolidated subsidiaries, and the term "AIG Parent" means American International Group, Inc. and not any of its consolidated subsidiaries.

We are a Texas-domiciled life insurance company and a leading provider of defined contribution retirement savings plans sponsored by education, not-for-profit and government organizations. Our primary products include fixed and variable annuities, mutual funds and plan administrative and compliance services. We utilize career financial advisors and independent financial advisors to provide retirement plan participants with enrollment support and comprehensive financial planning services. No annual deposits for any individual advisor in 2014 or 2013 represented more than 10 percent of total annuity deposits.

Our operations are influenced by many factors, including general economic conditions, financial condition of AIG, monetary and fiscal policies of the United States federal government and policies of state and other regulatory authorities. The level of sales of our insurance and financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing products. We are exposed to the risks normally associated with a portfolio of fixed income securities, which include interest rate, option, liquidity and credit risks. We control our exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of our assets and liabilities, monitoring and limiting prepayments and extension risk in our portfolio, maintaining a large percentage of our portfolio in highly liquid securities, engaging in a disciplined process of underwriting, and reviewing and monitoring credit risk. We are also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect our exposure to risks related to guaranteed death benefits and guaranteed living benefits on variable annuity products, and may reduce fee income on variable product assets held in separate accounts. Such guaranteed benefits are sensitive to equity and interest rate market conditions.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). All significant intercompany accounts and transactions have been eliminated. Certain prior period items have been reclassified to conform to the current period's presentation.

The consolidated financial statements include the accounts of the Company, our controlled subsidiaries (generally through a greater than 50 percent ownership of voting rights of a voting interest entity), and variable interest entities
(VIEs) for which we are the primary beneficiary. Equity investments in entities that we do not consolidate, including corporate entities in which we have significant influence, and partnership and partnership-like entities in which we have more than minor influence over operating and financial policies, are accounted for under the equity method unless we have elected the fair value option. Unless the context indicates otherwise, the terms "financial statements," "Balance Sheets," "Statements of Income," "Statements of Comprehensive Income," "Statements of Equity," "Statements of Cash Flows," "Notes to Financial Statements," "financial position," and "results of operations" refer to the applicable consolidated disclosure.

PRESENTATION CHANGES

Policy fees related to features accounted for as embedded derivatives in variable annuity products, including guaranteed minimum withdrawal benefits and guaranteed minimum account value benefits, are included in the fair value measurement of embedded derivatives. Effective December 31, 2014, we reclassified fees related to these embedded derivatives to net realized capital gains, with no effect to the fair value measurement of the embedded derivatives, net income or shareholder's equity. Accordingly, a portion of prior period policy fees have been reclassified to net realized capital gains to conform to the current period presentation. See Note 11 for information on variable annuity guaranteed benefit features and Note 3 for discussion of the fair value measurement of embedded policy derivatives, including our policy on classification of fees.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE EFFECT OF THE CHANGE IN PRESENTATION OF THESE POLICY FEES ON THE PRIOR PERIOD FINANCIAL STATEMENTS WAS AS FOLLOWS:

                                                         As     Effect
                                                     Previously   of        As
(in millions)                                         Reported  Change Reclassified
-------------                                        ---------- ------ ------------
STATEMENT OF INCOME FOR THE YEAR ENDED
  DECEMBER 31, 2013:
   Revenues:
       Policy fees                                     $ 397     $(29)    $ 368
       Other net realized capital gains                  355       29       384

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
  DECEMBER 31, 2013:
   Cash flows from operating activities:
       Adjustments to reconcile net income
         to net cash provided by operating
         activities:
          Fees charged for policyholder
            contract deposits                           (337)      29      (308)
          Net realized capital gains                    (340)     (29)     (369)

STATEMENT OF INCOME FOR THE YEAR ENDED
  DECEMBER 31, 2012:
   Revenues:
       Policy fees                                       352      (25)      327
       Other net realized capital gains                   94       25       119

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
  DECEMBER 31, 2012:
   Cash flows from operating activities:
       Adjustments to reconcile net income
         to net cash provided by operating
         activities:
          Fees charged for policyholder
            contract deposits                           (301)      25      (276)
          Net realized capital gains                     (11)     (25)      (36)

RESTATEMENT AND REVISION OF PRIOR PERIOD FINANCIAL STATEMENTS

The financial statements as of and for the year ended December 31, 2012 have been restated to correct certain items, as discussed below. The financial statements as of and for the year ended December 31, 2013 have also been revised to correct certain items. We evaluated the impact of these items on the Balance Sheet and Statements of Income, Comprehensive Income (Loss), Equity and Cash Flows for the respective periods. The resulting adjustments to the Balance Sheet as of December 31, 2013 and the Statements of Cash Flows for the years ended December 31, 2013 and 2012 included:

   . Correction of the classification of cash held within consolidated VIEs from cash to restricted cash, which is reported within other assets;

   . Correction of the classification of certain collateral margin accounts related to derivative transactions from short-term investments to premiums and other receivables;

   . Correction of the classification of certain accounts between cash and short-term investments to correctly reflect the nature of the related account as either a non-interest bearing depository account or an interest-bearing account;

   . Correction of the classification of cash flow activity related to the change in certain other bond securities carried at fair value for the year ended December 31, 2012, which resulted in an increase in net cash provided by operating activities and an increase in net cash used in investing activities; and

   .   Correction in the Statement of Cash Flows for the year ended
       December 31, 2012 of interest credited to policyholder account balances and change in future policy benefits, which had no effect on net cash provided by operating activities.

The resulting adjustments to the Statements of Income and Comprehensive Income
(Loss) for the years ended December 31, 2013 and 2012 included a correction to the recognition of deferred tax benefit from the sale of bonds in prior years and a correction to the presentation of changes in the deferred tax valuation allowance.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

After evaluating the quantitative and qualitative aspects of these corrections, the 2012 corrections were determined to be material, whereas the 2013 corrections were not considered to be material, individually or in aggregate, to the previously issued 2013 financial statements. The net effects on the financial statements resulting from the restatement and the revisions were as follows:

                                                          As     Effect
                                                      Previously   of     As
(in millions)                                          Reported  Change Revised
-------------                                         ---------- ------ -------
BALANCE SHEET AT DECEMBER 31, 2013:
Assets:
       Short-term investments                           $1,185   $ (23) $1,162
       Cash                                                149    (104)     45
       Premiums and other receivables, net
         of allowance                                       52      27      79
       Other assets                                        179     100     279
VALIC shareholder's equity:
       Retained earnings                                 1,080      38   1,118
       Accumulated other comprehensive income            1,099     (38)  1,061

STATEMENT OF INCOME FOR THE YEAR ENDED
  DECEMBER 31, 2013:
       Income tax expense (benefit):
          Deferred                                         (94)     36     (58)
       Income tax expense                                   61      36      97
       Net income                                        1,660     (36)  1,624
       Net income attributable to VALIC                  1,660     (36)  1,624

STATEMENT OF COMPREHENSIVE INCOME (LOSS) FOR
  THE YEAR ENDED DECEMBER 31, 2013:
       Net income                                        1,660     (36)  1,624
       Comprehensive income                                584     (36)    548
       Comprehensive income attributable to
         VALIC                                             584     (36)    548

STATEMENT OF EQUITY FOR THE YEAR ENDED
  DECEMBER 31, 2013:
       Balance, December 31, 2012                        8,018      36   8,054
       Net income attributable to VALIC or
         other noncontrolling interests                  1,660     (36)  1,624
       Balance, December 31, 2013                        7,972      --   7,972

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
  DECEMBER 31, 2013:
   Cash flows from operating activities:
       Net income                                        1,660     (36)  1,624
       Adjustments to reconcile net income
         to net cash provided by operating
         activities:
          Provision for deferred income taxes              (94)     36     (58)
       Total adjustments                                  (626)     36    (590)

   Cash flows from investing activities:
       Net change in restricted cash                        --     (86)    (86)
       Net change in short-term investments                110     (38)     72
       Other, net                                           --      10      10
       Net cash used in investing activities              (444)   (114)   (558)

Net increase in cash                                       115    (114)      1
Cash at beginning of year                                   34      10      44
Cash at end of year                                        149    (104)     45

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                         As     Effect
                                                     Previously   of      As
 (in millions)                                        Reported  Change Restated
 -------------                                       ---------- ------ --------
 STATEMENT OF INCOME FOR THE YEAR ENDED
   DECEMBER 31, 2012:
        Income tax expense (benefit):
           Deferred                                      (165)    (38)    (203)
        Income tax expense                                150     (38)     112
        Net income                                      1,012      38    1,050
        Net income attributable to VALIC                1,012      38    1,050

 STATEMENT OF COMPREHENSIVE INCOME (LOSS)
   FOR THE YEAR ENDED DECEMBER 31, 2012:
        Net income                                      1,012      38    1,050
        Change in unrealized appreciation
          (depreciation) of all other
          investments                                     966     (38)     928
        Other comprehensive income (loss)                 983     (38)     945

 STATEMENT OF EQUITY FOR THE YEAR ENDED
   DECEMBER 31, 2012:
        Balance, January 1, 2012                        6,595      36    6,631
        Net income attributable to VALIC or
          other noncontrolling interests                1,012      38    1,050
        Other comprehensive income                        983     (38)     945
        Balance, December 31, 2012                      8,018      36    8,054

 STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
   DECEMBER 31, 2012:
    Cash flows from operating activities:
        Net income                                      1,012      38    1,050
        Adjustments to reconcile net income
          to net cash provided by operating
          activities:
           Interest credited to policyholder
             account balances                           1,229     (34)   1,195
           Unrealized (gains) losses in
             earnings, net                                 38     (10)      28
           Accretion of net premium/discount
             on investments                              (249)     (6)    (255)
           Provision for deferred income
             taxes                                       (165)    (38)    (203)
        Change in operating assets and
          liabilities:
           Change in other bond securities,
             at fair value                               (410)    410       --
           Future policy benefits                         (18)     34       16
        Total adjustments                                  96     356      452
           Net cash provided by operating
             activities                                 1,108     394    1,502

    Cash flows from investing activities:
        Proceeds from sales or distribution
          of other investments, excluding
          short-term investments                          356       6      362
        Proceeds from redemption and
          maturities of other investments,
          excluding short-term investments                218      58      276
        Payments for purchases of other
          investments, excluding short-term
          investments                                    (457)   (458)    (915)
        Net change in restricted cash                      --     (14)     (14)
        Net change in short-term investments           (1,008)     61     (947)
        Other, net                                         --     (37)     (37)
        Net cash provided by (used in)
          investing activities                         (1,775)   (384)  (2,159)

 Net increase (decrease) in cash                         (102)     10      (92)
 Cash at beginning of year                                136      --      136
 Cash at end of year                                       34      10       44

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires the application of accounting policies that often involve a significant degree of judgment. Accounting policies that we believe are most dependent on the application of estimates and assumptions are considered our critical accounting estimates and are related to the determination of:

..   income tax assets and liabilities, including recoverability of our net deferred tax asset and the predictability of future tax operating profitability of the character necessary to realize the net deferred tax asset;

..   valuation of future policy benefit liabilities and timing and extent of loss recognition;

..   valuation of liabilities for guaranteed benefit features of variable annuity products;

..   recoverability of assets, including deferred policy acquisition costs (DAC)
    and reinsurance;

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

..   estimated gross profits (EGP) to value DAC for investment-oriented products;

..   impairment charges, including other-than-temporary impairments on available for sale securities; and

..   fair value measurements of certain financial assets and liabilities.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, our financial condition, results of operations and cash flows could be materially affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following table identifies our significant accounting policies presented in other Notes to these Financial Statements, with a reference to the Note where a detailed description can be found:

Note 4.   Investments

             .   Fixed maturity and equity securities

             .   Other invested assets

             .   Short-term investments

             .   Net investment income

             .   Net realized capital gains (losses)

             .   Other-than-temporary impairments

Note 5.   Lending Activities

             .   Mortgage and other loans receivable - net of allowance

Note 6.   Reinsurance

             .   Reinsurance assets, net of allowance

Note 7.   Derivatives and Hedge Accounting

             .   Derivative assets and liabilities, at fair value

Note 8.   Deferred Policy Acquisition Costs

             .   Deferred policy acquisition costs

             .   Amortization of deferred policy acquisition costs

             .   Deferred sales inducements

Note 10.  Insurance Liabilities

             .   Future policy benefits

             .   Policyholder contract deposits

             .   Other policyholder funds

Note 11.  Variable Life and Annuity Contracts

Note 12.  Debt

             .   Long-term debt

Note 13.  Commitments and contingencies

             .   Legal contingencies

Note 16.  Income Taxes

OTHER SIGNIFICANT ACCOUNTING POLICIES

PREMIUMS for long-duration life insurance products and life contingent annuities are recognized as revenues when due. Estimates for premiums due but not yet collected are accrued. For limited-payment contracts, net premiums are recorded as revenue. The difference between the gross premium received and the net premium is deferred and recognized in policyholder benefits in the Statements of Income.

Premiums on accident and health policies are earned primarily on a pro rata basis over the term of the related coverage. The reserves for unearned premiums includes the portion of premiums written relating to the unexpired terms of coverage.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reinsurance premiums ceded are recognized as a reduction in revenues over the period the reinsurance coverage is provided in proportion to the risks to which the premiums relate.

POLICY FEES represent fees recognized from universal life and investment-type products consisting of policy charges for cost of insurance, policy administration charges, surrender charges and amortization of unearned revenue reserves.

OTHER INCOME primarily includes brokerage commissions, advisory fee income and income from legal settlements.

CASH represents cash on hand and non-interest bearing demand deposits.

OTHER ASSETS consist of prepaid expenses, deposits, other deferred charges, real estate, other fixed assets, capitalized software costs and restricted cash.

We offer sales inducements, which include enhanced crediting rates or bonus payments to contract holders (bonus interest) on certain annuity and investment contract products. Sales inducements provided to the contract holder are recognized as part of the liability for policyholder contract deposits on the Balance Sheets. Such amounts are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC. To qualify for such accounting treatment, the bonus interest must be explicitly identified in the contract at inception, and we must demonstrate that such amounts are incremental to amounts we credit on similar contracts without bonus interest, and are higher than the contracts expected ongoing crediting rates for periods after the bonus period. The amortization expense associated with these assets is reported within interest credited to policyholder account balances in the Statements of Income.

See Note 8 for additional information on deferred sales inducements.

SEPARATE ACCOUNTS represent funds for which investment income and investment gains and losses accrue directly to the contract holders who bear the investment risk. Each account has specific investment objectives and the assets are carried at fair value. The assets of each account are legally segregated and are not subject to claims that arise from any of our other businesses. The liabilities for these accounts are equal to the account assets. Separate accounts may also include deposits for funds held under stable value wrap funding agreements, although the majority of stable value wrap sales are measured based on the notional amount included in assets under management and do not include the receipt of funds.

For additional discussion of separate accounts, see Note 11.

OTHER LIABILITIES include other funds on deposit, other payables, and securities sold under agreements to repurchase.

ACCOUNTING STANDARDS ADOPTED DURING 2014

Presentation of Unrecognized Tax Benefits

In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carryforward or a tax credit carryforward. When the carryforwards are not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax asset.

We adopted the standard on its required effective date of January 1, 2014 on a prospective basis. The adoption of this standard had no material effect on our consolidated financial condition, results of operations or cash flows.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Accounting for Investments in Qualified Affordable Housing Projects

In January 2014, the FASB issued an accounting standard that revises the accounting and expands the disclosure requirements for investments in qualified affordable housing projects. The standard is effective for annual periods beginning after December 15, 2014, but early adoption is permitted. We plan to adopt the standard prospectively on its required effective date of January 1, 2015 and do not expect adoption of the standard to have a material effect on our financial condition, results of operations or cash flows.

Revenue Recognition

In May 2014, the FASB issued an accounting standard that supersedes most existing revenue recognition guidance. The new standard excludes from its scope the accounting for insurance contracts, leases, financial instruments, and other agreements that are governed under other GAAP guidance, but affects the revenue recognition for certain of our other activities.

The standard is effective for interim and annual reporting periods beginning after December 15, 2016 and may be applied retrospectively or through a cumulative effect adjustment to retained earnings at the date of adoption. Early adoption is not permitted. We plan to adopt the standard with an effective date of January 1, 2018, which reflects proposed one-year deferral by the FASB and are assessing the impact of the standard on our financial condition, results of operations and cash flows.

Consolidation: Amendments to the Consolidation Analysis

In February 2015, the FASB issued an accounting standard that affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The standard is effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The standard may be applied retrospectively or through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. We plan to adopt the standard on its required effective date of January 1, 2016 and are assessing the impact of the standard on our financial condition, results of operations and cash flows.

Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity

In August 2014, the FASB issued an accounting standard that allows a reporting entity to measure the financial assets and financial liabilities of a qualifying consolidated collateralized financing entity using the fair value of either its financial assets or financial liabilities, whichever is more observable.

The standard is effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The standard may be applied retrospectively to all relevant prior periods presented starting with January 1, 2010 or through a cumulative effect adjustment to retained earnings at the date of adoption. We plan to adopt the standard on its required effective date of January 1, 2016 and do not expect the adoption of the standard to have a material effect on our financial condition, results of operations or cash flows.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. FAIR VALUE MEASUREMENTS

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

We carry certain financial instruments at fair value. We define the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We are responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions.

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. We maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Fair Value Hierarchy

Assets and liabilities recorded at fair value in the Balance Sheets are measured and classified in accordance with a fair value hierarchy consisting of three levels based on the observability of valuation inputs:

..   LEVEL 1: Fair value measurements based on quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. We do not adjust the quoted price for such instruments.

..   LEVEL 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

..   LEVEL 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, we must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In those cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for instruments carried at fair value. These methodologies are applied to assets and liabilities across the levels discussed above, and it is the observability of the inputs used that determines the appropriate level in the fair value hierarchy for the respective asset or liability.

VALUATION METHODOLOGIES OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

Incorporation of Credit Risk in Fair Value Measurements

..   OUR OWN CREDIT RISK. Fair value measurements for certain freestanding derivatives incorporate our own credit risk by determining the explicit cost for each counterparty to protect against its net credit exposure to us at the balance sheet date by reference to observable AIG credit default swap (CDS) or cash bond spreads. A derivative counterparty's net credit exposure to us is determined based on master netting agreements, when applicable, which

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   take into consideration all derivative positions with us, as well as collateral we posted with the counterparty at the balance sheet date. We calculate the effect of these credit spread changes using discounted cash flow techniques that incorporate current market interest rates.

..   COUNTERPARTY CREDIT RISK. Fair value measurements for freestanding derivatives incorporate counterparty credit risk by determining the explicit cost for us to protect against our net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty CDS spreads, when available. When not available, other directly or indirectly observable credit spreads will be used to derive the best estimates of the counterparty spreads. Our net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as collateral posted by the counterparty at the balance sheet date.

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly incorporate counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

The cost of credit protection is determined under a discounted present value approach considering the market levels for single name CDS spreads for each specific counterparty, the mid-market value of the net exposure (reflecting the amount of protection required) and the weighted average life of the net exposure. CDS spreads are provided to us by an independent third party. We utilize an interest rate based on the benchmark London Inter-Bank Offered Rate (LIBOR) curve to derive our discount rates.

While this approach does not explicitly consider all potential future behavior of the derivative transactions or potential future changes in valuation inputs, management believes this approach provides a reasonable estimate of the fair value of the assets and liabilities, including consideration of the impact of non-performance risk.

Fixed Maturity Securities

Whenever available, we obtain quoted prices in active markets for identical assets at the balance sheet date to measure fixed maturity securities at fair value. Market price data is generally obtained from dealer markets.

We employ independent third-party valuation service providers to gather, analyze, and interpret market information to derive fair value estimates for individual investments based upon market-accepted methodologies and assumptions. The methodologies used by these independent third-party valuation services are reviewed and understood by management, through periodic discussion with, and information provided by, the valuation services. In addition, as discussed further below, control processes are applied to the fair values received from third-party valuation services to ensure the accuracy of these values.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation methodologies, which may utilize matrix pricing, financial models, accompanying model inputs and various assumptions, provide a single fair value measurement for individual securities. The inputs used by the valuation service providers include, but are not limited to, market prices from completed transactions for identical securities and transactions of comparable securities, benchmark yields, interest rate yield curves, credit spreads, currency rates, quoted prices for similar securities and other market-observable information, as applicable. If fair value is determined using financial models, these models generally take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

We have control processes designed to ensure that the fair values received from third party valuation services are accurately recorded, that their data inputs and valuation techniques are appropriate and consistently applied and that the assumptions used appear reasonable and consistent with the objective of determining fair value. We assess the reasonableness of individual security values received from valuation service providers through various analytical techniques, and have procedures to escalate related questions internally and to the third party valuation services for

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

resolution. To assess the degree of pricing consensus among various valuation services for specific asset types, we have conducted comparisons of prices received from available sources. We have used these comparisons to establish a hierarchy for the fair values received from third party valuations services to be used for particular security classes. We also validate prices for selected securities through reviews by members of management who have relevant expertise and who are independent of those charged with executing investing transactions.

When our third-party valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a price quote, which is generally non-binding, or by employing widely accepted valuation models. Broker prices may be based on an income approach, which converts expected future cash flows to a single present value amount, with specific consideration of inputs relevant to particular security types. For structured securities, such inputs may include ratings, collateral types, geographic concentrations, underlying loan vintages, loan delinquencies, and weighted average coupons and maturities. When the volume or level of market activity for a security is limited, certain inputs used to determine fair value may not be observable in the market. Broker prices may also be based on a market approach that considers recent transactions involving identical or similar securities. Fair values provided by brokers are subject to similar control processes to those noted above for fair values from third party valuation services, including management reviews. For those corporate debt instruments (for example, private placements) that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and non-transferability, and such adjustments generally are based on available market evidence. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discount rates based on credit spreads, yields or price levels of comparable securities, adjusted for illiquidity and structure. Fair values determined internally are also subject to management review in order to ensure that valuation models and related inputs are reasonable.

The methodology above is relevant for all fixed maturity securities including residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDO), other asset-backed securities (ABS) and fixed maturity securities issued by government sponsored entities and corporate entities.

Equity Securities Traded in Active Markets

Whenever available, we obtain quoted prices in active markets for identical assets at the balance sheet date to measure equity securities at fair value. Market price data is generally obtained from exchange or dealer markets.

Other Invested Assets

We initially estimate the fair value of investments in certain hedge funds, private equity funds and other investment partnerships by reference to the transaction price. Subsequently, we generally obtain the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which are generally audited annually. We consider observable market data and perform certain control procedures to validate the appropriateness of using the net asset value as a fair value measurement. The fair values of other investments carried at fair value, such as direct private equity holdings, are initially determined based on transaction price and are subsequently estimated based on available evidence such as market transactions in similar instruments, other financing transactions of the issuer and other available financial information for the issuer, with adjustments made to reflect illiquidity as appropriate.

Short-term Investments

For short-term investments that are measured at fair value, the carrying values of these assets approximate fair values because of the relatively short period of time between origination and expected realization, and their limited exposure to credit risk.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Separate Account Assets

Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded over-the-counter (OTC). We generally value exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. We generally use similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

For certain OTC derivatives that trade in less liquid markets, where we generally do not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price may provide the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. We will update valuation inputs in these models only when corroborated by evidence such as similar market transactions, independent third-party valuation service providers and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Embedded Policy Derivatives

Certain variable annuity and equity index annuity and life contracts contain embedded policy derivatives that we bifurcate from the host contracts and account for separately at fair value, with changes in fair value recognized in earnings. These embedded derivatives are classified within policyholder contract deposits. We have concluded these contracts contain (i) written option guarantees on minimum accumulation value, (ii) a series of written options that guarantee withdrawals from the highest anniversary value within a specific period or for life, or (iii) equity-indexed written options that meet the criteria of derivatives that must be bifurcated.

The fair value of embedded policy derivatives contained in certain variable annuity and equity index annuity and life contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on our historical experience.

With respect to embedded policy derivatives in our variable annuity contracts, because of the dynamic and complex nature of the expected cash flows, risk-neutral valuations are used. Estimating the underlying cash flows for these products involves judgments regarding expected market rates of return, market volatility, correlations of market variables to funds, fund performance, discount rates and policyholder behavior. The portion of fees attributable to the fair value of expected benefit payments are included within the fair value measurement of these embedded policy derivatives and related fees are classified in net realized gains (losses) as collected, consistent with other changes in the fair value of these embedded policy derivatives. Any additional fees not attributed to the embedded derivative are excluded from the fair value measurement and classified in policy fees as collected.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

With respect to embedded policy derivatives in our equity index annuity and life contracts, option pricing models are used to estimate fair value, taking into account assumptions for future equity index growth rates, volatility of the equity index, future interest rates, and determinations on adjusting the participation rate and the cap on equity-indexed credited rates in light of market conditions and policyholder behavior assumptions. These methodologies incorporate an explicit risk margin to take into consideration market participant estimates of projected cash flows and policyholder behavior.

We also incorporate our own risk of non-performance in the valuation of the embedded policy derivatives associated with variable annuity and equity index annuity and life contracts. Expected cash flows are discounted using the interest rate swap curve (swap curve), which is commonly viewed as being consistent with the credit spreads for highly-rated financial institutions (S&P AA-rated or above). A swap curve shows the fixed-rate leg of a non-complex swap against the floating rate (for example, LIBOR) leg of a related tenor. The non-performance risk adjustment reflects a market participant's view of our claims-paying ability by incorporating an additional spread to the swap curve used to value embedded policy derivatives.

Notes Payable

Certain VIEs that we consolidate have each elected the fair value option for a tranche of their structured securities (the Class X notes), which are included in notes payable - to affiliates, net. The fair value of the Class X notes is determined using a mark-to-model approach, discounting cash flows produced by an internally validated model. Cash flows are discounted based on current market spreads for U.S. collateralized loan obligations (CLOs), adjusted for structural specific attributes. The market spreads for U.S. CLOs include a spread premium to compensate for the complexity and perceived illiquidity of the Class X notes. The spread premium was derived on the respective issuance dates of the Class X notes, with reference to the issuance spread on tranches of structured securities issued by the same entities that were purchased by independent, non-affiliated third parties.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

THE FOLLOWING TABLE PRESENTS INFORMATION ABOUT ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS, AND INDICATES THE LEVEL OF THE FAIR VALUE MEASUREMENT BASED ON THE OBSERVABILITY OF THE INPUTS USED:

DECEMBER 31, 2014                                                                             Counterparty    Cash
(in millions)                                                         Level 1 Level 2 Level 3 Netting/(a)/ Collateral  Total
-----------------                                                     ------- ------- ------- ------------ ---------- -------
ASSETS:
Bonds available for sale:
   U.S. government and government sponsored entities                  $    -- $   343 $   --      $--         $--     $   343
   Obligations of states, municipalities and political subdivisions        --     812     51       --          --         863
   Non-U.S. governments                                                    --     956     --       --          --         956
   Corporate debt                                                          --  21,568    291       --          --      21,859
   RMBS                                                                    --   3,116  1,788       --          --       4,904
   CMBS                                                                    --   3,305    628       --          --       3,933
   CDO/ABS                                                                 --   1,342  1,683       --          --       3,025
                                                                      ------- ------- ------      ---         ---     -------
Total bonds available for sale                                             --  31,442  4,441       --          --      35,883
                                                                      ------- ------- ------      ---         ---     -------
Other bond securities:
   RMBS                                                                    --      65     71       --          --         136
   CMBS                                                                    --     127     39       --          --         166
   CDO/ABS                                                                 --       5    851       --          --         856
                                                                      ------- ------- ------      ---         ---     -------
Total other bond securities                                                --     197    961       --          --       1,158
                                                                      ------- ------- ------      ---         ---     -------
Equity securities available for sale:
   Preferred stock                                                          4      --     --       --          --           4
                                                                      ------- ------- ------      ---         ---     -------
Total equity securities available for sale                                  4      --     --       --          --           4
                                                                      ------- ------- ------      ---         ---     -------
Other invested assets/(b)/                                                 --     479    692       --          --       1,171
Short-term investments/(c)/                                               108     108     --       --          --         216
Derivative assets:
   Interest rate contracts                                                 --      62     --       --          --          62
   Foreign exchange contracts/(d)/                                         --      23     --       --          --          23
   Equity contracts                                                        41      --     --       --          --          41
   Counterparty netting and cash collateral                                --      --     --       (3)         (4)         (7)
                                                                      ------- ------- ------      ---         ---     -------
Total derivative assets                                                    41      85     --       (3)         (4)        119
                                                                      ------- ------- ------      ---         ---     -------
Separate account assets                                                33,197     204     --       --          --      33,401
                                                                      ------- ------- ------      ---         ---     -------
Total                                                                 $33,350 $32,515 $6,094      $(3)        $(4)    $71,952
                                                                      ======= ======= ======      ===         ===     =======
LIABILITIES:
Policyholder contract deposits/(e)/                                   $    -- $    -- $  236      $--         $--     $   236
Notes payable - to affiliates, net                                         --      --    149       --          --         149
Derivative liabilities:
   Foreign exchange contracts                                              --       3     --       --          --           3
   Counterparty netting and cash collateral                                --      --     --       (3)         --          (3)
                                                                      ------- ------- ------      ---         ---     -------
Total derivative liabilities                                               --       3     --       (3)         --          --
                                                                      ------- ------- ------      ---         ---     -------
Total                                                                 $    -- $     3 $  385      $(3)        $--     $   385
                                                                      ======= ======= ======      ===         ===     =======

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013                                                                             Counterparty    Cash
(in millions)                                                         Level 1 Level 2 Level 3 Netting/(a)/ Collateral  Total
-----------------                                                     ------- ------- ------- ------------ ---------- -------
ASSETS:
Bonds available for sale:
   U.S. government and government sponsored entities                  $    -- $   288 $   --      $--         $--     $   288
   Obligations of states, municipalities and political subdivisions        --     691     45       --          --         736
   Non-U.S. governments                                                    --     830     --       --          --         830
   Corporate debt                                                          --  22,312    248       --          --      22,560
   RMBS                                                                    --   3,583  1,564       --          --       5,147
   CMBS                                                                    --   1,848  1,497       --          --       3,345
   CDO/ABS                                                                 --     980  1,850       --          --       2,830
                                                                      ------- ------- ------      ---         ---     -------
Total bonds available for sale                                             --  30,532  5,204       --          --      35,736
                                                                      ------- ------- ------      ---         ---     -------
Other bond securities:
   RMBS                                                                    --      69     38       --          --         107
   CMBS                                                                    --      24    141       --          --         165
   CDO/ABS                                                                 --       5    600       --          --         605
                                                                      ------- ------- ------      ---         ---     -------
Total other bond securities                                                --      98    779       --          --         877
                                                                      ------- ------- ------      ---         ---     -------
Equity securities available for sale:
   Common stock                                                             1      --     --       --          --           1
   Preferred stock                                                         --       3     --       --          --           3
                                                                      ------- ------- ------      ---         ---     -------
Total equity securities available for sale                                  1       3     --       --          --           4
                                                                      ------- ------- ------      ---         ---     -------
Other invested assets/(b)/                                                 --     258    777       --          --       1,035
Short-term investments/(c)/                                                60     819     --       --          --         879
Derivative assets:
   Interest rate contracts                                                 --       5     --       --          --           5
   Equity contracts                                                        40      --     --       --          --          40
   Counterparty netting and cash collateral                                --      --     --       (5)         --          (5)
                                                                      ------- ------- ------      ---         ---     -------
Total derivative assets                                                    40       5     --       (5)         --          40
                                                                      ------- ------- ------      ---         ---     -------
Separate account assets                                                32,061     216     --       --          --      32,277
                                                                      ------- ------- ------      ---         ---     -------
Total                                                                 $32,162 $31,931 $6,760      $(5)        $--     $70,848
                                                                      ======= ======= ======      ===         ===     =======
LIABILITIES:
Policyholder contract deposits/(e)/                                   $    -- $    -- $   52      $--         $--     $    52
Notes payable - to affiliates, net                                         --      --    125       --          --         125
Derivative liabilities:
   Interest rate contracts                                                 --      29     --       --          --          29
   Counterparty netting and cash collateral                                --      --     --       (5)         (1)         (6)
                                                                      ------- ------- ------      ---         ---     -------
Total derivative liabilities                                               --      29     --       (5)         (1)         23
                                                                      ------- ------- ------      ---         ---     -------
Total                                                                 $    -- $    29 $  177      $(5)        $(1)    $   200
                                                                      ======= ======= ======      ===         ===     =======

(a)Represents netting of derivative exposures covered by qualifying master netting agreements.
(b)Amounts exclude other invested assets not carried at fair value on a recurring basis.
(c)Amounts exclude short-term investments that are carried at cost.
(d)In 2014, we reclassified cross-currency swaps from interest rate contracts to foreign exchange contracts. This change was applied prospectively.
(e)Amounts presented for policyholder contract deposits in the tables exclude those not measured at fair value on a recurring basis.

At December 31, 2014 and 2013, Level 3 assets were 7.5 percent and 8.4 percent of total assets, respectively, and Level 3 liabilities were 0.5 percent and 0.2 percent of total liabilities, respectively.

TRANSFERS OF LEVEL 1 AND LEVEL 2 ASSETS AND LIABILITIES

Our policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. In 2014, we transferred $4 million of preferred stock from Level 2 to Level 1. We had no significant transfers from Level 2 to Level 1 during 2013 and no significant transfers from Level 1 to Level 2 during 2014 and 2013.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CHANGES IN LEVEL 3 RECURRING FAIR VALUE MEASUREMENTS

THE FOLLOWING TABLES PRESENT CHANGES DURING 2014 AND 2013 IN LEVEL 3 ASSETS (LIABILITIES) MEASURED AT FAIR VALUE ON A RECURRING BASIS, AND THE REALIZED AND UNREALIZED GAINS (LOSSES) RELATED TO THE LEVEL 3 ASSETS (LIABILITIES) IN THE BALANCE SHEETS AT DECEMBER 31, 2014 AND 2013:

                                             Net                                                                  Changes in
                                         Realized and                                                             Unrealized
                                          Unrealized                 Purchases,                                 Gains (Losses)
                                 Fair       Gains                      Sales,                          Fair   Included in Income
                                 Value     (Losses)       Other     Issuances and   Gross     Gross    Value    on Instruments
                               Beginning   Included   Comprehensive Settlements,  Transfers Transfers   End      Held at End
(in millions)                   of Year   in Income   Income (Loss)      Net         in        out    of Year      of Year
-------------                  --------- ------------ ------------- ------------- --------- --------- ------- ------------------
DECEMBER 31, 2014
ASSETS:
Bonds available for sale:
   Obligations of states,
     municipalities and
     political subdivisions     $   45      $  --         $  9          $  --       $ --     $    (3) $   51         $ --
   Corporate debt                  248          5           (8)           (80)       236        (110)    291           --
   RMBS                          1,564         90           28            111         --          (5)  1,788           --
   CMBS                          1,497         83           11             66         19      (1,048)    628           --
   CDO/ABS                       1,850         41            2              7        615        (832)  1,683           --
                                ------      -----         ----          -----       ----     -------  ------         ----
Total bonds available for sale   5,204        219           42            104        870      (1,998)  4,441           --
                                ------      -----         ----          -----       ----     -------  ------         ----
Other bond securities:
   RMBS                             38          3           --             30         --          --      71            2
   CMBS                            141         (2)           4             --         --        (104)     39            5
   CDO/ABS                         600         21           --            230         --          --     851            9
                                ------      -----         ----          -----       ----     -------  ------         ----
Total other bond securities        779         22            4            260         --        (104)    961           16
                                ------      -----         ----          -----       ----     -------  ------         ----
Other invested assets              777         43           34              7         93        (262)    692           --
                                ------      -----         ----          -----       ----     -------  ------         ----
Total                           $6,760      $ 284         $ 80          $ 371       $963     $(2,364) $6,094         $ 16
                                ------      -----         ----          -----       ----     -------  ------         ----
LIABILITIES:
Policyholder contract deposits  $  (52)     $(184)        $ --          $  --       $ --     $    --  $ (236)        $ --
Notes payable - to
  affiliates, net                 (125)       (24)          --             --         --          --    (149)          --
                                ------      -----         ----          -----       ----     -------  ------         ----
Total                           $ (177)     $(208)        $ --          $  --       $ --     $    --  $ (385)        $ --
                                ======      =====         ====          =====       ====     =======  ======         ====
DECEMBER 31, 2013
ASSETS:
Bonds available for sale:
   Obligations of states,
     municipalities and
     political subdivisions     $   --      $  --         $ (1)         $  46       $ --     $    --  $   45         $ --
   Corporate debt                  345         12           (9)          (123)       119         (96)    248           --
   RMBS                          1,760        106           64           (352)        16         (30)  1,564           --
   CMBS                          1,445         25          (20)           (16)        84         (21)  1,497           --
   CDO/ABS                       1,356         41           (9)           485        313        (336)  1,850           --
                                ------      -----         ----          -----       ----     -------  ------         ----
Total bonds available for sale   4,906        184           25             40        532        (483)  5,204           --
                                ------      -----         ----          -----       ----     -------  ------         ----
Other bond securities:
   RMBS                              9         --           --             29         --          --      38           --
   CMBS                            127          1           --              1         12          --     141            5
   CDO/ABS                         290         32           --            278         --          --     600           20
                                ------      -----         ----          -----       ----     -------  ------         ----
Total other bond securities        426         33           --            308         12          --     779           25
                                ------      -----         ----          -----       ----     -------  ------         ----
Equity securities available
  for sale:
   Common stock                      6         --           --             (6)        --          --      --           --
   Preferred stock                  16         --            2            (18)        --          --      --           --
                                ------      -----         ----          -----       ----     -------  ------         ----
Total equity securities
  available for sale                22         --            2            (24)        --          --      --           --
                                ------      -----         ----          -----       ----     -------  ------         ----
Other invested assets              624         42           (4)            94         75         (54)    777           --
                                ------      -----         ----          -----       ----     -------  ------         ----
Total                           $5,978      $ 259         $ 23          $ 418       $619     $  (537) $6,760         $ 25
                                ======      =====         ====          =====       ====     =======  ======         ====
LIABILITIES:
Policyholder contract deposits  $ (158)     $ 106         $ --          $  --       $ --     $    --  $  (52)        $106
Notes payable - to
  affiliates, net                  (48)       (10)          (1)           (66)        --          --    (125)         (10)
                                ------      -----         ----          -----       ----     -------  ------         ----
Total                           $ (206)     $  96         $ (1)         $ (66)      $ --     $    --  $ (177)        $ 96
                                ======      =====         ====          =====       ====     =======  ======         ====

NET REALIZED AND UNREALIZED GAINS AND LOSSES INCLUDED IN INCOME RELATED TO LEVEL 3 ASSETS AND LIABILITIES SHOWN ABOVE WERE REPORTED IN THE STATEMENTS OF INCOME AS FOLLOWS:

                                           Net      Net Realized
                                        Investment    Capital     Other
(in millions)                             Income   Gains (Losses) Income Total
-------------                           ---------- -------------- ------ -----
DECEMBER 31, 2014
   Bonds available for sale                $168        $  51       $ --  $ 219
   Other bond securities                     22           --         --     22
   Other invested assets                     43           --         --     43
   Policyholder contract deposits            --         (184)        --   (184)
   Notes payable - to affiliates, net        --           --        (24)   (24)

December 31, 2013
   Bonds available for sale                $176        $   8       $ --  $ 184
   Other bond securities                     33           --         --     33
   Other invested assets                     37            5         --     42
   Policyholder contract deposits            --          106         --    106
   Notes payable - to affiliates, net        --           --        (10)   (10)

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE FOLLOWING TABLE PRESENTS THE GROSS COMPONENTS OF PURCHASES, SALES, ISSUES AND SETTLEMENTS, NET, SHOWN ABOVE:

                                                                                                       Purchases,
                                                                                                    Sales, Issuances
(in millions)                                            Purchases  Sales   Issuances Settlements and Settlements, Net
-------------                                            --------- -------  --------- ----------- --------------------
DECEMBER 31, 2014
Assets:
Bonds available for sale:
   Corporate debt                                         $   10   $    --    $ --      $   (90)         $ (80)
   RMBS                                                      398       (10)     --         (277)           111
   CMBS                                                      192      (122)     --           (4)            66
   CDO/ABS                                                   691        --      --         (684)             7
                                                          ------   -------    ----      -------          -----
Total bonds available for sale                             1,291      (132)     --       (1,055)           104
                                                          ------   -------    ----      -------          -----
Other bond securities:
   RMBS                                                       40        --      --          (10)            30
   CDO/ABS                                                   282        --      --          (52)           230
                                                          ------   -------    ----      -------          -----
Total other bond securities                                  322        --      --          (62)           260
                                                          ------   -------    ----      -------          -----
Other invested assets                                         62        --      --          (55)             7
                                                          ------   -------    ----      -------          -----
Total assets                                              $1,675   $  (132)   $ --      $(1,172)         $ 371
                                                          ======   =======    ====      =======          =====
DECEMBER 31, 2013
Assets:
Bonds available for sale:
   Obligations of states, municipalities and political
     subdivisions                                         $   46   $    --    $ --      $    --          $  46
   Corporate debt                                            125        --      --         (248)          (123)
   RMBS                                                      719      (737)     --         (334)          (352)
   CMBS                                                      391      (260)     --         (147)           (16)
   CDO/ABS                                                   729       (46)     --         (198)           485
                                                          ------   -------    ----      -------          -----
Total bonds available for sale                             2,010    (1,043)     --         (927)            40
                                                          ------   -------    ----      -------          -----
Other bond securities:
   RMBS                                                       33        --      --           (4)            29
   CMBS                                                        5        (3)     --           (1)             1
   CDO/ABS                                                   353        --      --          (75)           278
                                                          ------   -------    ----      -------          -----
Total other bond securities                                  391        (3)     --          (80)           308
                                                          ------   -------    ----      -------          -----
Equity securities available for sale:
   Common stock                                               --        --      --           (6)            (6)
   Preferred stock                                            --        --      --          (18)           (18)
                                                          ------   -------    ----      -------          -----
Total equity securities available for sale                    --        --      --          (24)           (24)
                                                          ------   -------    ----      -------          -----
Other invested assets                                        150        --      --          (56)            94
                                                          ------   -------    ----      -------          -----
Total assets                                              $2,551   $(1,046)   $ --      $(1,087)         $ 418
                                                          ======   =======    ====      =======          =====
Liabilities:
Notes payable - to affiliates, net                            --        --     (66)          --            (66)
                                                          ------   -------    ----      -------          -----
Total liabilities                                         $   --   $    --    $(66)     $    --          $ (66)
                                                          ======   =======    ====      =======          =====

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2014 and 2013 may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Transfers of Level 3 Assets and Liabilities

We record transfers of assets and liabilities into or out of Level 3 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value.

During 2014 and 2013, transfers into Level 3 assets primarily included certain investments in private placement corporate debt, RMBS, CMBS, CDO/ABS, and investments in hedge funds and private equity funds.

..   The transfers of investments in RMBS, CMBS and CDO and certain ABS into
    Level 3 assets were due to decreases in market transparency and liquidity for individual security types.

..   Transfers of private placement corporate debt and certain ABS into Level 3 assets were primarily the result of limited market pricing information that required us to determine fair value for these securities based on inputs that are adjusted to better reflect our own assumptions regarding the characteristics of a specific security or associated market liquidity.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

..   Certain investments in hedge funds were transferred into Level 3 as a result of limited market activity due to fund-imposed redemption restrictions.

..   Certain private equity fund investments were transferred into Level 3 due to these investments being carried at fair value and no longer being accounted for using the equity method of accounting.

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant input(s) becoming observable or a long-term interest rate significant to a valuation becoming short-term and thus observable. In addition, transfers out of Level 3 assets also occur when investments are no longer carried at fair value as the result of a change in the applicable accounting methodology, given changes in the nature and extent of our ownership interest.

During 2014 and 2013, transfers out of Level 3 assets primarily related to certain investments in municipal securities, private placement corporate debt, CMBS, CDO/ABS and investments in hedge funds.

..   Transfers of certain investments in municipal securities, CMBS and CDO/ABS out of Level 3 assets were based on consideration of market liquidity as well as related transparency of pricing and associated observable inputs for these investments.

..   Transfers of certain investments in private placement corporate debt and certain ABS out of Level 3 assets were primarily the result of using observable pricing information that reflects the fair value of those securities without the need for adjustment based on our own assumptions regarding the characteristics of a specific security or the current liquidity in the market.

..   The removal or easing of fund-imposed redemption restrictions, as well as certain fund investments becoming subject to the equity method of accounting, resulted in the transfer of certain hedge fund and private equity investments out of Level 3 assets.

There were no significant transfers of derivative or other liabilities into or out of Level 3 during 2014 or 2013.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level 3 instruments, and includes only those instruments for which information about the inputs is reasonably available to us, such as data from third-party valuation service providers and from internal valuation models. Because input information from third-parties with respect to certain Level 3 instruments (primarily CDO/ABS) may not be reasonably available to us, balances shown below may not equal total amounts reported for such Level 3 assets and liabilities:

                         FAIR VALUE AT
(in millions)          DECEMBER 31, 2014  Valuation Technique   Unobservable Input/(a)/    Range (Weighted Average )/(a)/
-------------          ----------------- --------------------- --------------------------- -----------------------------
ASSETS:
Corporate debt              $   51        Discounted cash flow                      Yield       3.84% - 4.59% (4.21%)

RMBS                                                                  Constant prepayment
                             1,760        Discounted cash flow                  rate/(b)/      0.86% - 12.67% (6.76%)
                                                                       Loss severity/(b)/    45.40% - 77.62% (61.51%)
                                                               Constant default rate/(b)/       2.98% - 9.72% (6.35%)
                                                                               Yield/(b)/       1.70% - 8.57% (5.13%)
CMBS                           470        Discounted cash flow                 Yield/(b)/         0% - 15.90% (7.54%)
                                                                                    /(c)/

CDO/ABS                        844        Discounted cash flow                      Yield       1.58% - 4.25% (2.91%)

LIABILITIES:
Policyholder contract
  deposits:
   GMWB                     $  218       Discounted cash flows  Equity implied volatility              6.00% - 39.00%
                                                                          Base lapse rate              1.00% - 40.00%
                                                                       Dynamic lapse rate              0.20% - 60.00%
                                                                           Mortality rate              0.50% - 40.00%
                                                                         Utilization rate              0.50% - 25.00%

   Index annuities              18       Discounted cash flows             Mortality rate              0.50% - 40.00%
                                                                               Lapse rate              1.00% - 40.00%

                         FAIR VALUE AT
(in millions)          DECEMBER 31, 2013  Valuation Technique   Unobservable Input/(a)/    Range (Weighted Average )/(a)/
-------------          ----------------- --------------------- --------------------------- -----------------------------
ASSETS:
Corporate debt              $  145        Discounted cash flow                      Yield       4.48% - 9.16% (6.82%)

RMBS                                                                  Constant prepayment
                             1,479        Discounted cash flow                  rate/(b)/      0.09% - 14.70% (7.40%)
                                                                       Loss severity/(b)/    38.26% - 76.35% (57.31%)
                                                               Constant default rate/(b)/      2.91% - 11.42% (7.17%)
                                                                               Yield/(b)/       1.11% - 9.15% (5.13%)

CMBS                         1,542        Discounted cash flow                      Yield      0.00% - 15.63% (6.09%)

LIABILITIES:
Policyholder contract
  deposits:

   GMWB                     $   35       Discounted cash flows  Equity implied volatility              6.00% - 39.00%
                                                                          Base lapse rate              1.00% - 40.00%
                                                                       Dynamic lapse rate              0.20% - 60.00%
                                                                           Mortality rate              0.50% - 40.00%
                                                                         Utilization rate              0.50% - 25.00%

   Index annuities              17       Discounted cash flows             Mortality rate              0.50% - 40.00%
                                                                               Lapse rate              1.00% - 40.00%

--------
(a)The unobservable inputs and ranges for the constant prepayment rate, loss severity and constant default rate relate to each of the individual underlying mortgage loans that comprise the entire portfolio of securities in the RMBS and CDO securitization vehicles and not necessarily to the securitization vehicle bonds (tranches) purchased by us. The ranges of these inputs do not directly correlate to changes in the fair values of the tranches purchased by us because there are other factors relevant to the specific tranches owned by us including, but not limited to, purchase price, position in the waterfall, senior versus subordinated position and attachment points.
(b)Information received from independent third-party valuation service providers.

The ranges of reported inputs for Corporate debt, RMBS, CMBS and CDO/ABS valued using a discounted cash flow technique consist of plus/minus one standard deviation in either direction from the value-weighted average. The preceding table does not give effect to our risk management practices that might offset risks inherent in these investments.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SENSITIVITY TO CHANGES IN UNOBSERVABLE INPUTS

We consider unobservable inputs to be those for which market data is not available and that are developed using the best information available to us about the assumptions that market participants would use when pricing the asset or liability. Relevant inputs vary depending on the nature of the instrument being measured at fair value. The following is a general description of sensitivities of significant unobservable inputs along with interrelationships between and among the significant unobservable inputs and their impact on the fair value measurements. The effect of a change in a particular assumption in the sensitivity analysis below is considered independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on the inputs. Interrelationships may also exist between observable and unobservable inputs. Such relationships have not been included in the discussion below. For each of the individual relationships described below, the inverse relationship would also generally apply.

Corporate Debt

Corporate debt securities included in Level 3 are primarily private placement issuances that are not traded in active markets or that are subject to transfer restrictions. Fair value measurements consider illiquidity and non-transferability. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discount rates based on credit spreads, yields or price levels of publicly-traded debt of the issuer or other comparable securities, considering illiquidity and structure. The significant unobservable input used in the fair value measurement of corporate debt is the yield. The yield is affected by the market movements in credit spreads and U.S. Treasury yields. In addition, the migration in credit quality of a given security generally has a corresponding effect on the fair value measurement of the securities. For example, a downward migration of credit quality would increase spreads. Holding U.S. Treasury rates constant, an increase in corporate credit spreads would decrease the fair value of corporate debt.

RMBS and Certain CDO/ABS

The significant unobservable inputs used in fair value measurements of RMBS and certain CDO/ABS valued by third-party valuation service providers are constant prepayment rates (CPR), loss severity, constant default rates (CDR), and yield. A change in the assumptions used for the probability of default will generally be accompanied by a corresponding change in the assumption used for the loss severity and an inverse change in the assumption used for prepayment rates. In general, increases in CPR, loss severity, CDR, and yield, in isolation, would result in a decrease in the fair value measurement. Changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship between the directional change of each input is not usually linear.

CMBS

The significant unobservable input used in fair value measurements for CMBS is the yield. Prepayment assumptions for each mortgage pool are factored into the yield. CMBS generally feature a lower degree of prepayment risk than RMBS because commercial mortgages generally contain a penalty for prepayment. In general, increases in the yield would decrease the fair value of CMBS.

Policyholder contract deposits

Embedded policy derivatives within policyholder contract deposits relate to guaranteed minimum withdrawal benefits (GMWB) within variable annuity products and certain enhancements to interest crediting rates based on market indices within equity-index annuities. GMWB represents our largest exposure of these embedded policy derivatives, although the carrying value of the liability fluctuates based on the performance of the equity markets and therefore, at a point in time, can be low relative to the exposure. The principal unobservable input used for GMWBs and embedded derivatives in equity-indexed annuities measured at fair value is equity implied volatility. Other significant unobservable inputs include lapse rates, mortality rates, and, for GMWB, utilization rates. Lapse, mortality, and utilization rates may vary significantly depending upon age groups and duration. In general, increases in volatility and utilization rates will

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

increase the fair value of the liability associated with GMWB, while increases in lapse rates and mortality rates will decrease the fair value of the liability.

INVESTMENTS IN CERTAIN ENTITIES CARRIED AT FAIR VALUE USING NET ASSET VALUE PER SHARE

The following table includes information related to our investments in certain other invested assets, including private equity funds, hedge funds and other alternative investments that calculate net asset value per share (or its equivalent). For these investments, which are measured at fair value on a recurring basis, we use the net asset value per share as a practical expedient to measure fair value.

                                                                              DECEMBER 31, 2014           December 31, 2013
                                                                         --------------------------- ---------------------------
                                                                           Fair Value                  Fair Value
                                                                            Using Net                   Using Net
                                                                           Asset Value                 Asset Value
                                                                          Per Share (or   Unfunded    Per Share (or   Unfunded
(in millions)                         Investment Category Includes       its equivalent) Commitments its equivalent) Commitments
-------------                     -------------------------------------- --------------- ----------- --------------- -----------
INVESTMENT CATEGORY
Private equity funds:
   Leveraged buyout               Debt and/or equity investments
                                  made as part of a transaction in
                                  which assets of mature companies
                                  are acquired from the current
                                  shareholders, typically with the use
                                  of financial leverage                      $  212          $37          $219           $39

   Real Estate / Infrastructure   Investments in real estate properties
                                  and infrastructure positions,
                                  including power plants and other
                                  energy generating facilities                   24            5            27             8

   Venture capital                Early-stage, high-potential, growth
                                  companies expected to generate a
                                  return through an eventual
                                  realization event, such as an initial
                                  public offering or sale of the
                                  company                                         3           17            --            --

   Distressed                     Securities of companies that are in
                                  default, under bankruptcy protection,
                                  or troubled                                    31           10            38            10

   Other                          Includes multi-strategies                      20            9            --            10
                                                                             ------          ---          ----           ---
Total private equity funds                                                      290           78           284            67
                                                                             ------          ---          ----           ---
Hedge funds:
   Event-driven                   Securities of companies undergoing
                                  material structural changes,
                                  including mergers, acquisitions and
                                  other reorganizations                         244           --           224            --

   Long-short                     Securities that the manager believes
                                  are undervalued, with corresponding
                                  short positions to hedge market risk          403           --           307            --

   Distressed                     Securities of companies that are in
                                  default, under bankruptcy protection
                                  or troubled                                   163            3           119             4

   Emerging markets               Investments in the financial markets
                                  of developing countries                        58           --            56            --
                                                                             ------          ---          ----           ---
Total hedge funds                                                               868            3           706             4
                                                                             ------          ---          ----           ---
Total                                                                        $1,158          $81          $990           $71
                                                                             ======          ===          ====           ===

Private equity fund investments included above are not redeemable, as distributions from the funds will be received when underlying investments of the funds are liquidated. Private equity funds are generally expected to have 10-year lives at their inception, but these lives may be extended at the fund manager's discretion, typically in one or two-year increments.

The hedge fund investments included above may be redeemable monthly, quarterly, semi-annually and annually, as shown below, with redemption notices ranging from one day to 180 days. Certain hedge fund investments are currently not redeemable, either in whole or in part, because such investments include various contractual restrictions. The majority of these contractual restrictions, which may have been put in place at a fund's inception or thereafter, have pre-defined end dates and are generally expected to be lifted by the end of 2015. The fund investments for which redemption is restricted only in part generally relate to certain hedge funds that hold at least one investment that the fund manager deems to be illiquid.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE FOLLOWING TABLE PRESENTS INFORMATION REGARDING THE EXPECTED REMAINING LIVES OF OUR INVESTMENTS IN PRIVATE EQUITY FUNDS, ASSUMING AVERAGE ORIGINAL EXPECTED LIVES OF 10 YEARS FOR THE FUNDS, AND INFORMATION REGARDING REDEMPTIONS AND CONTRACTUAL RESTRICTIONS RELATED TO OUR HEDGE FUND INVESTMENTS:

DECEMBER 31,                                                                          2014
------------                                                                          ----
Private equity funds:
   Percentage of private equity investments with remaining lives of less than three
     years                                                                             70%
   Percentage of private equity investments with remaining lives of three to seven
     years                                                                             28
   Percentage of private equity investments with remaining lives of seven to 10
     years                                                                              2
                                                                                      ---
       Total                                                                          100%
                                                                                      ===
Hedge funds:
   Percentage of hedge fund investments redeemable monthly                             11%
   Percentage of hedge fund investments redeemable quarterly                           67
   Percentage of hedge fund investments redeemable semi-annually                        8
   Percentage of hedge fund investments redeemable annually                            14
                                                                                      ---
       Total                                                                          100%
                                                                                      ===
Percentage of hedge fund investments' fair value subject to contractual restrictions   57%
                                                                                      ===

FAIR VALUE OPTION

Under the fair value option, we may elect to measure at fair value financial assets and financial liabilities that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are reported in earnings. We elect the fair value option for certain hybrid securities given the complexity of bifurcating the economic components associated with the embedded derivatives.

Additionally, beginning in the third quarter of 2012, we elected the fair value option for investments in certain private equity funds, hedge funds and other alternative investments when such investments are eligible for this election. We believe this measurement basis is consistent with the applicable accounting guidance used by the respective investment company funds themselves.

See Notes 4 and 9 for additional information.

Certain VIEs, which are securitization vehicles that we consolidate, have elected the fair value option for a tranche of their structured securities, referred to herein as the Class X notes, which are included in notes payable - to affiliates, net.

See Note 17 for additional information.

THE FOLLOWING TABLE PRESENTS THE DIFFERENCE BETWEEN FAIR VALUES AND THE AGGREGATE CONTRACTUAL PRINCIPAL AMOUNTS OF NOTES PAYABLE FOR WHICH THE FAIR VALUE OPTION WAS ELECTED:

                                             DECEMBER 31, 2014            December 31, 2013
                                        ---------------------------  ---------------------------
                                              OUTSTANDING                  Outstanding
                                        FAIR   PRINCIPAL             Fair   Principal
(in millions)                           VALUE   AMOUNT    DIFFERENCE Value   Amount    Difference
-------------                           ----- ----------- ---------- ----- ----------- ----------
LIABILITIES:
   Notes payable - to affiliates, net   $149     $365       $(216)   $125     $365       $(240)
                                        ====     ====       =====    ====     ====       =====

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE FOLLOWING TABLE PRESENTS THE GAINS OR LOSSES RECORDED RELATED TO THE ELIGIBLE INSTRUMENTS FOR WHICH THE FAIR VALUE OPTION WAS ELECTED:

                                                             Gain (Loss)
    YEARS ENDED DECEMBER 31,                               ----------------
    (in millions)                                          2014  2013  2012
    -------------                                          ----  ----  ----
    Assets:
       Other bond securities - certain hybrid securities   $ 58  $ 40  $22
       Other bond securities - ML II interest                --    --   48
       Other invested assets                                 45    58    6
                                                           ----  ----  ---
    Liabilities:
       Notes payable - to affiliates, net                   (24)  (10)  --
                                                           ----  ----  ---
    Total gain                                             $ 79  $ 88  $76
                                                           ====  ====  ===

Interest income, dividend income and net unrealized gains (losses) on assets measured under the fair value option are recognized and included in net investment income in the Statements of Income. Interest on liabilities measured under the fair value option is recognized in other income in the Statements of Income.

See Note 4 herein for additional information about our policies for recognition, measurement, and disclosure of interest, dividend and other income.

FAIR VALUE INFORMATION ABOUT FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Information regarding the estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts) is discussed below.

..   MORTGAGE AND OTHER LOANS RECEIVABLE: Fair values of loans on real estate and other loans receivable were estimated for disclosure purposes using discounted cash flow calculations based on discount rates that we believe market participants would use in determining the price that they would pay for such assets. For certain loans, our current incremental lending rates for similar types of loans are used as the discount rates, because we believe this rate approximates the rates market participants would use. The fair values of policy loans are generally estimated based on unpaid principal amount as of each reporting date or, in some cases, based on the present value of the loans using a discounted cash flow model. No consideration is given to credit risk because policy loans are effectively collateralized by the cash surrender value of the policies.

..   OTHER INVESTED ASSETS: The majority of other invested assets that are not measured at fair value represent investments in hedge funds, private equity funds and other investment partnerships for which we use the equity method of accounting. The fair value of our investment in these funds is measured based on our share of the funds' reported net asset value.

..   CASH AND SHORT-TERM INVESTMENTS: The carrying amounts of these assets approximate fair values because of the relatively short period of time between origination and expected realization, and their limited exposure to credit risk.

..   POLICYHOLDER CONTRACT DEPOSITS ASSOCIATED WITH INVESTMENT-TYPE CONTRACTS:
    Fair values for policyholder contract deposits associated with investment-type contracts not accounted for at fair value were estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those of the contracts being valued. When no similar contracts are being offered, the discount rate is the appropriate swap rate (if available) or current risk-free interest rate consistent with the currency in which the cash flows are denominated. To determine fair value, other factors include current policyholder account values and related surrender charges and other assumptions include expectations about policyholder behavior and an appropriate risk margin.

..   NOTES PAYABLE: Fair values of these obligations were estimated based on discounted cash flow calculations using a discount rate that is indicative of the current market for securities with similar risk characteristics.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE FOLLOWING TABLE PRESENTS THE CARRYING VALUES AND ESTIMATED FAIR VALUES OF OUR FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE AND INDICATES THE LEVEL IN THE FAIR VALUE HIERARCHY OF THE ESTIMATED FAIR VALUE MEASUREMENT BASED ON THE OBSERVABILITY OF THE INPUTS USED:

                                               Estimated Fair Value
                                          ------------------------------- Carrying
(in millions)                             Level 1 Level 2 Level 3  Total   Value
-------------                             ------- ------- ------- ------- --------
DECEMBER 31, 2014
Assets:
   Mortgage and other loans receivable     $ --    $ --   $ 5,675 $ 5,675 $ 5,326
   Other invested assets                     --       8        --       8       8
   Short-term investments                    --     227        --     227     227
   Cash                                     110      --        --     110     110
Liabilities:
   Policyholder contract deposits*           --      --    44,550  44,550  37,461
   Note payable - to third parties, net      --      --       118     118     118

December 31, 2013
Assets:
   Mortgage and other loans receivable     $ --    $ 45   $ 5,723 $ 5,768 $ 5,537
   Other invested assets                     --       8        --       8       8
   Short-term investments                    --     283        --     283     283
   Cash                                      45      --        --      45      45
Liabilities:
   Policyholder contract deposits*           --      --    41,945  41,945  37,669
   Note payable - to third parties, net      --      --       171     171     171

--------
* Excludes embedded policy derivatives which are carried at fair value on a recurring basis.

4. INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Bonds held to maturity are carried at amortized cost when we have the ability and positive intent to hold these securities until maturity. When we do not have the ability or positive intent to hold bonds until maturity, these securities are classified as available for sale and are measured at fair value at our election. None of our fixed maturity securities met the criteria for held to maturity classification at December 31, 2014 or 2013.

Fixed maturity and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses from available for sale investments in fixed maturity and equity securities are reported as a separate component of accumulated other comprehensive income (AOCI), net of DAC, deferred sales inducements and deferred income taxes, in shareholder's equity. Realized and unrealized gains and losses from fixed maturity and equity securities that are measured at fair value under the fair value option are reflected in net investment income. Investments in fixed maturity and equity securities are recorded on a trade-date basis.

Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated holding periods, until maturity, or call date, if applicable. For investments in certain RMBS, CMBS, CDO and ABS, (collectively, structured securities), recognized yields are updated based on current information regarding the timing and amount of expected undiscounted future cash flows. For high credit quality structured securities, effective yields are recalculated based on actual payments received and updated prepayment expectations, and the amortized cost is adjusted to the amount that would have existed had the new effective yield been applied since acquisition with a corresponding charge or credit to net investment income. For structured securities that are not high credit quality, effective yields are recalculated and adjusted prospectively based on changes in expected undiscounted future cash flows. For purchased credit impaired (PCI) securities, at acquisition, the difference between the undiscounted expected future cash flows and the recorded investment in the securities represents the initial accretable yield, which is to be accreted into net investment income over the securities' remaining lives on a level yield basis. Subsequently, effective yields recognized on PCI securities are recalculated and adjusted prospectively to reflect changes in the contractual benchmark interest rates on variable rate securities and any significant increases in undiscounted expected future cash flows arising due to reasons other than interest rate changes.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

OTHER BOND SECURITIES AND OTHER COMMON AND PREFERRED STOCK

Securities for which we have elected the fair value option are carried at fair value and reported in other bond securities or other common and preferred stocks in the Balance Sheets. Changes in fair value of these assets are reported in net investment income. Interest income and dividend income on assets measured under the fair value option are recognized and included in net investment income.

See Note 3 for additional information on financial assets designated under the fair value option.

SECURITIES AVAILABLE FOR SALE

THE FOLLOWING TABLE PRESENTS THE AMORTIZED COST OR COST AND FAIR VALUE OF OUR AVAILABLE FOR SALE SECURITIES:

                                                                                                                 Other-Than-
                                                                      Amortized   Gross      Gross                Temporary
                                                                       Cost or  Unrealized Unrealized            Impairments
(in millions)                                                           Cost      Gains      Losses   Fair Value in AOCI/(a)/
-------------                                                         --------- ---------- ---------- ---------- -----------
DECEMBER 31, 2014
Bonds available for sale:
   U.S. government and government sponsored entities                   $   257    $   86     $  --     $   343      $ --
   Obligations of states, municipalities and political subdivisions        800        65        (2)        863        --
   Non-U.S. governments                                                    931        45       (20)        956        --
   Corporate debt                                                       20,518     1,464      (123)     21,859        11
   Mortgage-backed, asset-backed and collateralized:
       RMBS                                                              4,533       405       (34)      4,904       196
       CMBS                                                              3,712       240       (19)      3,933        88
       CDO/ABS                                                           2,944        95       (14)      3,025        15
                                                                       -------    ------     -----     -------      ----
   Total mortgage-backed, asset-backed and collateralized               11,189       740       (67)     11,862       299
                                                                       -------    ------     -----     -------      ----
TOTAL BONDS AVAILABLE FOR SALE/(b)/                                     33,695     2,400      (212)     35,883       310
                                                                       -------    ------     -----     -------      ----
Equity securities available for sale:
   Preferred stock                                                           4        --        --           4        --
                                                                       -------    ------     -----     -------      ----
TOTAL EQUITY SECURITIES AVAILABLE FOR SALE                                   4        --        --           4        --
                                                                       -------    ------     -----     -------      ----
TOTAL                                                                  $33,699    $2,400     $(212)    $35,887      $310
                                                                       =======    ======     =====     =======      ====
December 31, 2013
Bonds available for sale:
   U.S. government and government sponsored entities                   $   249    $   41     $  (2)    $   288      $ --
   Obligations of states, municipalities and political subdivisions        760         8       (32)        736        --
   Non-U.S. governments                                                    850        22       (42)        830        --
   Corporate debt                                                       21,650     1,234      (324)     22,560        14
   Mortgage-backed, asset-backed and collateralized:
       RMBS                                                              4,856       333       (42)      5,147       171
       CMBS                                                              3,280       198      (133)      3,345       144
       CDO/ABS                                                           2,727       121       (18)      2,830        15
                                                                       -------    ------     -----     -------      ----
   Total mortgage-backed, asset-backed and collateralized               10,863       652      (193)     11,322       330
                                                                       -------    ------     -----     -------      ----
TOTAL BONDS AVAILABLE FOR SALE/(B)/                                     34,372     1,957      (593)     35,736       344
                                                                       -------    ------     -----     -------      ----
Equity securities available for sale:
   Common stock                                                              1        --        --           1        --
   Preferred stock                                                           4        --        (1)          3        --
                                                                       -------    ------     -----     -------      ----
TOTAL EQUITY SECURITIES AVAILABLE FOR SALE                                   5        --        (1)          4        --
                                                                       -------    ------     -----     -------      ----
TOTAL                                                                  $34,377    $1,957     $(594)    $35,740      $344
                                                                       =======    ======     =====     =======      ====

(a)Represents the amount of other-than-temporary impairment losses recognized in accumulated other comprehensive income. Amount includes unrealized gains and losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.
(b)At December 31, 2014 and 2013, bonds available for sale held by us that were below investment grade or not rated totaled $4.1 billion and $3.8 billion, respectively.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Securities Available for Sale in a Loss Position

THE FOLLOWING TABLE SUMMARIZES THE FAIR VALUE AND GROSS UNREALIZED LOSSES ON OUR AVAILABLE FOR SALE SECURITIES, AGGREGATED BY MAJOR INVESTMENT CATEGORY AND LENGTH OF TIME THAT INDIVIDUAL SECURITIES HAVE BEEN IN A CONTINUOUS UNREALIZED LOSS POSITION:

                                Less than 12 Months    12 Months or More           Total
                               --------------------- --------------------- ---------------------
                                            Gross                 Gross                 Gross
                                          Unrealized            Unrealized            Unrealized
(in millions)                  Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------                  ---------- ---------- ---------- ---------- ---------- ----------
DECEMBER 31, 2014
Bonds available for sale:
   U.S. government and
     government sponsored
     entities                   $     6      $ --      $   15      $ --     $    21      $ --
   Obligations of states,
     municipalities and
     political subdivisions          24        --         104         2         128         2
   Non-U.S. governments             160         7         154        13         314        20
   Corporate debt                 1,452        54       1,170        69       2,622       123
   RMBS                             476        16         380        18         856        34
   CMBS                             149         1       1,114        18       1,263        19
   CDO/ABS                          853         8         238         6       1,091        14
                                -------      ----      ------      ----     -------      ----
TOTAL BONDS AVAILABLE FOR SALE    3,120        86       3,175       126       6,295       212
                                -------      ----      ------      ----     -------      ----
TOTAL                           $ 3,120      $ 86      $3,175      $126     $ 6,295      $212
                                =======      ====      ======      ====     =======      ====
December 31, 2013
Bonds available for sale:
   U.S. government and
     government sponsored
     entities                   $    53      $  2      $   --      $ --     $    53      $  2
   Obligations of states,
     municipalities and
     political subdivisions         623        32           2        --         625        32
   Non-U.S. governments             435        33          59         9         494        42
   Corporate debt                 5,776       273         434        51       6,210       324
   RMBS                           1,087        33         159         9       1,246        42
   CMBS                           1,435       104         261        29       1,696       133
   CDO/ABS                          693        17          45         1         738        18
                                -------      ----      ------      ----     -------      ----
TOTAL BONDS AVAILABLE FOR SALE   10,102       494         960        99      11,062       593
                                -------      ----      ------      ----     -------      ----
   Preferred stock                    3         1          --        --           3         1
                                -------      ----      ------      ----     -------      ----
TOTAL EQUITY SECURITIES
  AVAILABLE FOR SALE                  3         1          --        --           3         1
                                -------      ----      ------      ----     -------      ----
TOTAL                           $10,105      $495      $  960      $ 99     $11,065      $594
                                =======      ====      ======      ====     =======      ====

As of December 31, 2014, we held 1,115 individual fixed maturity and equity securities that were in an unrealized loss position, of which 447 individual securities were in a continuous unrealized loss position for longer than 12 months. We did not recognize the unrealized losses in earnings on these fixed maturity securities at December 31, 2014 because we neither intend to sell the securities nor do we believe that it is more likely than not that we will be required to sell these securities before recovery of their amortized cost basis. For fixed maturity securities with significant declines in value, we performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other available market data.

Contractual Maturities of Fixed Maturity Securities Available for Sale

THE FOLLOWING TABLE PRESENTS THE AMORTIZED COST AND FAIR VALUE OF FIXED MATURITY SECURITIES AVAILABLE FOR SALE BY CONTRACTUAL MATURITY:

                                                  Total Fixed Maturity Securities Fixed Maturity Securities in a Loss
                                                     Available for Sale           Position Available for Sale
                                                  ------------------------------- -----------------------------------
(in millions)                                     Amortized Cost    Fair Value    Amortized Cost      Fair Value
-------------                                     --------------    ----------    --------------      ----------
DECEMBER 31, 2014
Due in one year or less                              $   735         $   757          $    6            $    6
Due after one year through five years                  4,603           4,985             318               297
Due after five years through ten years                12,426          13,132           2,115             2,040
Due after ten years                                    4,742           5,147             791               742
Mortgage-backed, asset-backed and collateralized      11,189          11,862           3,277             3,210
                                                     -------         -------          ------            ------
Total                                                $33,695         $35,883          $6,507            $6,295
                                                     =======         =======          ======            ======

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Our investments at December 31, 2014 or 2013 did not include any investments in a single issuer that exceeded 10 percent of our shareholder's equity.

THE FOLLOWING TABLE PRESENTS THE GROSS REALIZED GAINS AND GROSS REALIZED LOSSES FROM SALES OR MATURITIES OF OUR AVAILABLE FOR SALE SECURITIES:

                                         Years Ended December 31,
                           -----------------------------------------------------
                                 2014              2013              2012
                           ----------------- ----------------- -----------------
                            Gross    Gross    Gross    Gross    Gross    Gross
                           Realized Realized Realized Realized Realized Realized
(in millions)               Gains    Losses   Gains    Losses   Gains    Losses
-------------              -------- -------- -------- -------- -------- --------
Fixed maturity securities    $114     $29      $420     $26      $216     $31
Equity securities              --      --         8      --        15       4
                             ----     ---      ----     ---      ----     ---
Total                        $114     $29      $428     $26      $231     $35
                             ====     ===      ====     ===      ====     ===

In 2014, 2013, and 2012, the aggregate fair value of available for sale fixed maturity and equity securities sold was $2.0 billion, $6.9 billion and $6.9 billion, respectively.

OTHER SECURITIES MEASURED AT FAIR VALUE

THE FOLLOWING TABLE PRESENTS THE FAIR VALUE OF OTHER SECURITIES MEASURED AT FAIR VALUE AT OUR ELECTION OF THE FAIR VALUE OPTION:

                                                        December 31, 2014           December 31, 2013
                                                   --------------------------  --------------------------
(in millions)                                      Fair Value Percent of Total Fair Value Percent of Total
-------------                                      ---------- ---------------- ---------- ----------------
Mortgage-backed, asset-backed and collateralized:
   RMBS                                              $  136          12%          $107           12%
   CMBS                                                 166          14            165           19
   CDO/ABS                                              856          74            605           69
                                                     ------         ---           ----          ---
Total fixed maturities                                1,158         100            877          100
                                                     ------         ---           ----          ---
Total                                                $1,158         100%          $877          100%
                                                     ======         ===           ====          ===

OTHER INVESTED ASSETS

THE FOLLOWING TABLE SUMMARIZES THE CARRYING VALUES OF OTHER INVESTED ASSETS:

                                                       December 31,
                                                       -------------
           (in millions)                                2014   2013
           -------------                               ------ ------
           Alternative investments/(a)/                $2,391 $2,334
           Investment real estate/(b)/                     80     37
           Federal Home Loan Bank (FHLB) common stock       8      8
           Castle Trust                                    --    144
                                                       ------ ------
           Total                                       $2,479 $2,523
                                                       ====== ======

(a)Includes hedge funds, private equity funds, affordable housing partnerships and other investment partnerships.
(b)Net of accumulated depreciation of $1 million and $0.4 million at December 31, 2014 and 2013, respectively.

Other Invested Assets Carried at Fair Value

Certain hedge funds, private equity funds, affordable housing partnerships and other investment partnerships for which we have elected the fair value option are reported at fair value with changes in fair value recognized in net investment income. Other investments in hedge funds, private equity funds, affordable housing partnerships and other investment partnerships in which AIG's insurance operations do not hold aggregate interests sufficient to exercise more than minor influence over the respective partnerships are reported at fair value with changes in fair value recognized as a component of accumulated other comprehensive income. These investments are subject to other-than-temporary impairment evaluations (see discussion below on evaluating equity investments for other-than-temporary impairment).

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The gross unrealized loss recorded in Accumulated other comprehensive income on such investments was $7 million and $1 million at December 31, 2014 and 2013, respectively, the majority of which pertains to investments in private equity funds and hedge funds that have been in continuous unrealized loss positions for less than 12 months.

Other Invested Assets - Equity Method Investments

We account for hedge funds, private equity funds, affordable housing partnerships and other investment partnerships using the equity method of accounting unless AIG's interest is so minor that AIG may have virtually no influence over partnership operating and financial policies, or we have elected the fair value option. Under the equity method of accounting, the carrying value generally is our share of the net asset value of the funds or the partnerships, and changes in our share of the net asset values are recorded in net investment income. In applying the equity method of accounting, we consistently use the most recently available financial information provided by the general partner or manager of each of these investments, which is one to three months prior to the end of our reporting period. The financial statements of these investees are generally audited annually.

Other Investments

Real estate is classified as held for investment or held for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Properties acquired through foreclosure and held for sale are carried at the lower of carrying amount or fair value less estimated costs to sell the property.

We are members of the FHLB of Dallas and such membership requires members to own stock in the FHLB. Our FHLB stock is carried at amortized cost, which approximates fair value, and is included in other invested assets.

Other invested assets also include mutual funds, which consist of seed money for mutual funds and investments in retail mutual funds used as investment vehicles for our variable annuity separate accounts, and are carried at market value.

AIRCRAFT TRUST

Other invested assets presented in the prior period included preferred equity investments in partially owned companies, Castle 2003-1 (Castle 1 Trust) and Castle 2003-2 (Castle 2 Trust) (collectively, the Aircraft Trusts). Generally, equity method of accounting is uses for investments in which the Company's ownership interest approximates 20 percent but is not greater than 50 percent. Effective June 30, 2014, we transferred 100 percent of our preferred equity interests in the Aircraft Trusts to AIG parent through a non-cash dividend distribution.

See Note 17 for additional information.

SHORT-TERM INVESTMENTS

Short-term investments include interest-bearing money market funds, investment pools, and other investments with original maturities within one year from the date of purchase.

NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources:

..   Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

..   Dividend income from common and preferred stock and distributions from other investments, including distributions from private equity funds and hedge funds that are not accounted for under the equity method.

..   Realized and unrealized gains and losses from investments in other securities and investments for which we elected the fair value option.

..   Earnings from private equity funds and hedge fund investments accounted for under the equity method.

..   Interest income on mortgage, policy and other loans.

THE FOLLOWING TABLE PRESENTS THE COMPONENTS OF NET INVESTMENT INCOME:

                                                             Years Ended December 31,
                                                             ------------------------
                                                              2014     2013    2012
(in millions)                                                ------   ------  ------
Fixed maturity securities, including short-term investments  $1,875   $1,906  $1,929
Equity securities                                                --        1       1
Interest on mortgage and other loans                            324      322     302
Investment real estate                                            4        6      13
Other invested assets                                           224      353     160
Other investments                                                (4)       9       2
                                                             ------   ------  ------
Total investment income                                       2,423    2,597   2,407
Investment expenses                                              67       69      59
                                                             ------   ------  ------
Net investment income                                        $2,356   $2,528  $2,348
                                                             ======   ======  ======

The carrying value of investments that produced no investment income during 2014 was $11 million, which is less than 0.1 percent of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on our results of operations and financial position.

NET REALIZED CAPITAL GAINS AND LOSSES

Net realized capital gains and losses are determined by specific identification. The net realized capital gains and losses are generated primarily from the following sources:

..   Sales of available for sale fixed maturity and equity securities, real estate, investments in private equity funds and hedge funds and other types of investments.

..   Reductions to the cost basis of available for sale fixed maturity and equity securities and certain other invested assets for other-than-temporary impairments.

..   Changes in fair value of derivatives except for those instruments that are designated as hedging instruments when the change in the fair value of the hedged item is not reported in net realized capital gains and losses.

..   Exchange gains and losses resulting from foreign currency transactions.

THE FOLLOWING TABLE PRESENTS THE COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES):

                                                 Years Ended December 31,
                                                 -----------------------
                                                 2014    2013     2012
            (in millions)                        ----    ----     -----
            Sales of fixed maturity securities   $ 85    $394    $ 185
            Sales of equity securities             --       8       11
            Mortgage and other loans                8       1       42
            Investment real estate                 15      25       15
            Other invested assets                   8      (1)      --
            Derivatives                            48     (43)    (127)
            Other                                  16      --       (7)
            Other-than-temporary impairments      (46)    (15)     (83)
                                                  ----    ----    -----
            Net realized capital gains           $134    $369    $  36
                                                  ====    ====    =====

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Evaluating Investments for Other-Than-Temporary Impairments

FIXED MATURITY SECURITIES

If we intend to sell a fixed maturity security or it is more likely than not that we will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to realized capital losses. When assessing our intent to sell a fixed maturity security, or whether it is more likely than not that we will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition our investment portfolio, sales of securities to meet cash flow needs and sales of securities to take advantage of favorable pricing.

For fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to realized capital losses. The estimated recovery value is the present value of cash flows expected to be collected, as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized in unrealized appreciation (depreciation) of fixed maturity securities on which other-than-temporary credit impairments were taken (a component of accumulated other comprehensive income).

When estimating future cash flows for structured fixed maturity securities (e.g., RMBS, CMBS, CDO, ABS), management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

..   Current delinquency rates;

..   Expected default rates and the timing of such defaults;

..   Loss severity and the timing of any recovery; and

..   Expected prepayment speeds.

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macroeconomic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

Management considers severe price declines in its assessment of potential credit impairments. We may also modify model inputs when management determines that price movements in certain sectors are indicative of factors not captured by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that is not foreign exchange related, we prospectively accrete into earnings the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Credit Impairments

THE FOLLOWING TABLE PRESENTS A ROLLFORWARD OF THE CUMULATIVE CREDIT LOSSES IN OTHER-THAN-TEMPORARY IMPAIRMENTS RECOGNIZED IN EARNINGS FOR AVAILABLE FOR SALE FIXED MATURITY SECURITIES:

                                                                                    Years Ended December 31,
                                                                                    ---------------------
(in millions)                                                                        2014     2013    2012
-------------                                                                       -----    ------  ------
Balance, beginning of year                                                          $ 907    $1,213  $1,563
   Increases due to:
       Credit impairments on new securities subject to impairment losses                4        11      15
       Additional credit impairments on previously impaired securities                 10         2      57
   Reductions due to:
       Credit impaired securities fully disposed for which there was no prior
         intent or requirement to sell                                               (100)     (182)   (281)
       Accretion on securities previously impaired due to credit*                    (105)     (137)   (141)
                                                                                    -----    ------  ------
Balance, end of year                                                                $ 716    $  907  $1,213
                                                                                    =====    ======  ======

* Represents both accretion recognized due to changes in cash flows expected to be collected over the remaining expected term of the credit impaired securities and the accretion due to the passage of time.

EQUITY SECURITIES

We evaluate our available for sale equity securities, equity method and cost method investments for impairment by considering such securities as candidates for other-than-temporary impairment if they meet any of the following criteria:

..   The security has traded at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer);

..   A discrete credit event has occurred resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court-supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

..   We have concluded that it may not realize a full recovery on its investment, regardless of the occurrence of one of the foregoing events.

The determination that an equity security is other-than-temporarily impaired requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all the relevant facts and circumstances. In addition to the above criteria, management also considers circumstances of a rapid and severe market valuation decline (50 percent or more discounts to cost), in which we could not reasonably assert that the impairment period would be temporary (severity losses).

OTHER INVESTED ASSETS

Investments in private equity funds and hedge funds are evaluated for impairment in a manner similar to the evaluation of equity securities for impairments as discussed above. This evaluation considers market conditions, events and volatility that may impact the recoverability of the underlying investments within these private equity funds and hedge funds and is based on the nature of the underlying investments and specific inherent risks. Such risks may evolve based on the nature of the underlying investments.

Investments in real estate are periodically evaluated for recoverability whenever changes in circumstances indicate the carrying amount of an asset may be impaired. When impairment indicators are present, we compare expected investment cash flows to carrying value. When the expected cash flows are less than the carrying value, the investments are written down to fair value with a corresponding charge to earnings.

Purchased Credit Impaired Securities

We purchase certain RMBS securities that have experienced deterioration in credit quality since their issuance. We determined, based on our expectations as to the timing and amount of cash flows expected to be received, that it was probable at the date of acquisition that we would not collect all contractually required payments for these PCI securities,

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

including both principal and interest after considering the effects of prepayments. At acquisition, the timing and amount of the undiscounted future cash flows expected to be received on each PCI security was determined based on our best estimate using key assumptions, such as interest rates, default rates and prepayment speeds. At acquisition, the difference between the undiscounted expected future cash flows of the PCI securities and the recorded investment in the securities represents the initial accretable yield, which is to be accreted into net investment income over their remaining lives on a level-yield basis. Additionally, the difference between the contractually required payments on the PCI securities and the undiscounted expected future cash flows represents the non-accretable difference at acquisition. The accretable yield and the non-accretable difference will change over time, based on actual payments received and changes in estimates of undiscounted expected future cash flows, which are discussed further below.

On a quarterly basis, the undiscounted expected future cash flows associated with PCI securities are re-evaluated based on updates to key assumptions. Declines in undiscounted expected future cash flows due to further credit deterioration as well as changes in the expected timing of the cash flows can result in the recognition of an other-than-temporary impairment charge, as PCI securities are subject to our policy for evaluating investments for other-than-temporary impairment. Changes to undiscounted expected future cash flows due solely to the changes in the contractual benchmark interest rates on variable rate PCI securities will change the accretable yield prospectively. Significant increases in undiscounted expected future cash flows for reasons other than interest rate changes are recognized prospectively as an adjustment to the accretable yield.

THE FOLLOWING TABLE PRESENTS INFORMATION ON OUR PCI SECURITIES, WHICH ARE INCLUDED IN BONDS AVAILABLE FOR SALE:

(in millions)                                             At Date of Acquisition
-------------                                             ----------------------
Contractually required payments (principal and interest)          $2,948
Cash flows expected to be collected*                               2,443
Recorded investment in acquired securities                         1,657

--------
* Represents undiscounted expected cash flows, including both principal and interest

                                                 December 31,
                                                 -------------
                  (in millions)                   2014   2013
                  -------------                  ------ ------
                  Outstanding principal balance  $1,592 $1,399
                  Amortized cost                  1,227  1,037
                  Fair value                      1,287  1,102

THE FOLLOWING TABLE PRESENTS ACTIVITY FOR THE ACCRETABLE YIELD ON PCI
SECURITIES:

                                                                                    Years Ended December 31,
                                                                                    -----------------------
(in millions)                                                                       2014         2013
-------------                                                                       ----           -----
Balance, beginning of year                                                          $629        $ 622
   Newly purchased PCI securities                                                    137          274
   Disposals                                                                          --         (353)
   Accretion                                                                         (78)         (94)
   Effect of changes in interest rate indices                                        (50)          45
   Net reclassification from (to) non-accretable difference, including effects of
     prepayments                                                                      (5)         135
                                                                                    ----        -----
Balance, end of year                                                                $633        $ 629
                                                                                    ====        =====

PLEDGED INVESTMENTS

Secured Financing

We enter into secured financing transactions whereby certain securities are sold under agreements to repurchase (repurchase agreements), in which we transfer securities in exchange for cash, with an agreement by us to repurchase the same or substantially similar securities. In the majority of these repurchase agreements, the securities transferred by us may be sold or repledged by the counterparties. Repurchase agreements are recorded at their contracted repurchase amounts plus accrued interest.

At December 31, 2013, our secured financing transactions also included those that involve the transfer of securities to financial institutions in exchange for cash or other liquid collateral. Securities transferred by us under these financing

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

transactions may be sold or repledged by the counterparties. As collateral for the securities transferred by us, counterparties transfer assets to us, such as cash or high quality fixed maturity securities. Collateral levels are monitored daily and are generally maintained at an agreed-upon percentage of the fair value of the transferred securities during the life of the transactions. When we receive fixed maturity securities as collateral, we do not have the right to sell or repledge this collateral unless an event of default occurs by the counterparties. At the termination of the transactions, we and our counterparties are obligated to return the collateral provided and the securities transferred, respectively.

THE FOLLOWING TABLE PRESENTS THE FAIR VALUE OF SECURITIES PLEDGED TO COUNTERPARTIES UNDER SECURED FINANCING TRANSACTIONS:

                                                   December 31,
                                                   ------------
                    (in millions)                  2014   2013
                    -------------                  ----   ----
                    Securities available for sale  $--    $708

Insurance - Statutory and Other Deposits

Total carrying values of cash and securities deposited by us under requirements of regulatory authorities were $4 million and $3 million at December 31, 2014 and 2013, respectively.

Other Pledges

We are members of the FHLB of Dallas and such membership requires the members to own stock in the FHLB. We owned $8 million of stock in the FHLB at both December 31, 2014 and 2013. To the extent we borrow from an FHLB, our ownership interest in the stock of the FHLB will be pledged to the FHLB. In addition, we had pledged securities with a fair value of $121 million and $24 million at December 31, 2014 and 2013, respectively, associated with advances from the FHLB. As a result, we had $122 million of available FHLB borrowing capacity at December 31, 2014.

5. LENDING ACTIVITIES

Mortgage and other loans receivable include commercial and residential mortgages, life insurance policy loans, commercial loans, and other loans and notes receivable. Commercial mortgages, commercial loans, and other loans and notes receivable are carried at unpaid principal balances less credit allowances and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned.

Direct costs of originating commercial mortgages, commercial loans, and other loans and notes receivable, net of nonrefundable points and fees, are deferred and included in the carrying amount of the related receivables. The amount deferred is amortized to net investment income over the life of the related loan as an adjustment of the loan's yield using the interest method.

Life insurance policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


THE FOLLOWING TABLE PRESENTS THE COMPOSITION OF MORTGAGES AND OTHER LOANS
RECEIVABLE:

                                                              December 31,
                                                             --------------
    (in millions)                                             2014    2013
    -------------                                            ------  ------
    Commercial mortgages/(a)/                                $4,303  $4,681
    Life insurance policy loans                                 775     815
    Commercial loans, other loans and notes receivable/(b)/     284      88
                                                             ------  ------
    Total mortgage and other loans receivable                 5,362   5,584
    Allowance for losses                                        (36)    (47)
                                                             ------  ------
    Mortgage and other loans receivable, net                 $5,326  $5,537
                                                             ======  ======

(a)Commercial mortgages primarily represent loans for office, retail, apartments and industrial properties, with exposures in California and New York representing the largest geographic concentrations (21 percent and 16 percent, respectively, at December 31, 2014 and 22 percent and 19 percent, respectively, at December 31, 2013).
(b)Amount at December 31, 2014 also includes $45 million of residential mortgages.

THE FOLLOWING TABLE PRESENTS THE CREDIT QUALITY INDICATORS FOR COMMERCIAL MORTGAGE LOANS:

                                          Number                       Class                                  Percent
                                            of   -------------------------------------------------              of
(dollars in millions)                     Loans  Apartments Offices Retail Industrial Hotel Others Total/(c)/ Total $
---------------------                     ------ ---------- ------- ------ ---------- ----- ------ ---------  -------
DECEMBER 31, 2014
CREDIT QUALITY INDICATOR:
   In good standing                        254      $739    $1,297  $1,068    $311    $366   $391   $4,172       97%
   Restructured/(a)/                         6        --       123       7      --      --     --      130        3
   >90 days delinquent or in process of
     foreclosure                             1        --         1      --      --      --     --        1       --
                                           ---      ----    ------  ------    ----    ----   ----   ------      ---
Total/(b)/                                 261      $739    $1,421  $1,075    $311    $366   $391   $4,303      100%
                                           ===      ====    ======  ======    ====    ====   ====   ======      ===
Allowance for losses                                $ --    $   17  $   11    $  7    $ --   $  1   $   36        1%
                                           ===      ====    ======  ======    ====    ====   ====   ======      ===
December 31, 2013
CREDIT QUALITY INDICATOR:
   In good standing                        286      $705    $1,420  $1,101    $365    $464   $526   $4,581       98%
   Restructured/(a)/                         5        14        74       7      --      --     --       95        2
   90 days or less delinquent                1        --        --       5      --      --     --        5       --
                                           ---      ----    ------  ------    ----    ----   ----   ------      ---
Total/(b)/                                 292      $719    $1,494  $1,113    $365    $464   $526   $4,681      100%
                                           ===      ====    ======  ======    ====    ====   ====   ======      ===
Allowance for losses                                $  8    $   25  $    2    $  6    $ --   $  6   $   47        1%
                                           ===      ====    ======  ======    ====    ====   ====   ======      ===

(a)Includes loans that have been modified in troubled debt restructurings and are performing according to their restructured terms. See discussion of troubled debt restructurings below.
(b)Does not reflect valuation allowances.
(c)Over 99 percent of the commercial mortgages held at such respective dates were current as to payments of principal and interest.

METHODOLOGY USED TO ESTIMATE THE ALLOWANCE FOR LOSSES

Mortgage and other loans receivable are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. Impairment of commercial mortgages is typically determined using the fair value of collateral while impairment of other loans is typically determined using the present value of cash flows or the loan's observable market price. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance amounts are established for incurred but not specifically identified impairments, based on the analysis of internal risk ratings and current loan values. Internal risk ratings are assigned based on the consideration of risk factors including past due status, debt service coverage, loan-to-value ratio or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and of the major property tenants, economic trends in the market where the property is located, and condition of the property. These factors and the resulting risk ratings also provide a basis for determining the level of monitoring performed at both the individual loan and the portfolio level. When all or a portion of a commercial mortgage loan is deemed uncollectible, the uncollectible portion of the carrying value of the loan is charged off against the allowance. Interest income on impaired loans is recognized as cash is received. For impaired loans where it has been determined that not all of the contractual principal due will be collected, any cash received is recorded as a reduction of the current carrying amount of the loan.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A significant majority of commercial mortgage loans in the portfolio are non-recourse loans and, accordingly, the only guarantees are for specific items that are exceptions to the non-recourse provisions. It is therefore extremely rare for us to have cause to enforce the provisions of a guarantee on a commercial real estate or mortgage loan.

THE FOLLOWING TABLE PRESENTS A ROLLFORWARD OF THE CHANGES IN THE ALLOWANCE FOR LOSSES ON MORTGAGE AND OTHER LOANS RECEIVABLE:

                                                  2014                   2013                   2012
                                         ---------------------  ---------------------- ---------------------
YEARS ENDED DECEMBER 31,                 COMMERCIAL OTHER       COMMERCIAL OTHER       COMMERCIAL OTHER
(in millions)                            MORTGAGES  LOANS TOTAL MORTGAGES  LOANS TOTAL MORTGAGES  LOANS TOTAL
------------------------                 ---------- ----- ----- ---------- ----- ----- ---------- ----- -----
Allowance, beginning of year                $ 47     $--  $ 47     $46      $--   $46     $ 90     $--  $ 90
   Additions (reductions) to allowance       (15)     --   (15)      1       --     1      (42)     --   (42)
   Charge-offs, net of recoveries              4      --     4      --       --    --       (3)     --    (3)
                                            ----     ---  ----     ---      ---   ---     ----     ---  ----
Allowance, end of year                      $ 36     $--  $ 36     $47      $--   $47     $ 46     $--  $ 46
                                            ====     ===  ====     ===      ===   ===     ====     ===  ====

THE FOLLOWING TABLE PRESENTS INFORMATION REGARDING IMPAIRED MORTGAGE LOANS:

                                                       Years Ended December 31,
                                                       -----------------------
          (in millions)                                2014    2013     2012
          -------------                                ----    ----     ----
          Impaired loans with valuation allowances     $21     $ 46     $10
          Impaired loans without valuation allowances    7       21      21
                                                       ---      ----    ---
             Total impaired loans                       28       67      31
          Valuation allowances on impaired loans        (6)     (20)     (6)
                                                       ---      ----    ---
             Impaired loans, net                       $22     $ 47     $25
                                                       ===     ====     ===
          Interest income on impaired loans            $ 2     $  5     $ 2
                                                       ===     ====     ===

TROUBLED DEBT RESTRUCTURINGS

We modify loans to optimize their returns and improve their collectability, among other things. When such a modification is undertaken with a borrower that is experiencing financial difficulty and the modification involves us granting a concession to the troubled debtor, the modification is deemed to be a troubled debt restructuring (TDR). We assess whether a borrower is experiencing financial difficulty based on a variety of factors, including the borrower's current default on any of its outstanding debt, the probability of a default on any of its debt in the foreseeable future without the modification, the insufficiency of the borrower's forecasted cash flows to service any of its outstanding debt (including both principal and interest), and the borrower's inability to access alternative third-party financing at an interest rate that would be reflective of current market conditions for a non-troubled debtor. Concessions granted may include extended maturity dates, interest rate changes, principal forgiveness, payment deferrals and easing of loan covenants.

We held $48 million and $18 million of commercial mortgage loans that had been modified in a TDR at December 31, 2014 and 2013, respectively. We have no other loans that had been modified in a TDR. These commercial mortgage loans had no recorded allowances for credit losses at December 31, 2014 and a recorded allowance of $1 million at December 31, 2013. The commercial mortgage loans modified in a TDR are included among the restructured loans in the credit quality indicators table above, if they are performing according to the restructured terms.

6. REINSURANCE

In the ordinary course of business, we utilize internal and third-party reinsurance relationships to manage insurance risks and to facilitate capital management strategies. Pools of highly-rated third party reinsurers are utilized to manage net amounts at risk in excess of retention limits. In addition, we assume reinsurance from other insurance companies. We remain liable to the extent that reinsurers do not meet their obligation under the reinsurance contracts, and as a result, we regularly evaluate the financial condition of our reinsurers and monitor our concentration of credit risk.

We are a reinsurer for the guaranteed minimum income benefit (GMIB), guaranteed minimum withdrawal benefit (GMWB) and guaranteed minimum death benefit (GMDB) on certain variable annuities issued in Japan by MetLife Insurance K.K. (formerly American Life Insurance Company, a former subsidiary of AIG Parent). New business under this reinsurance arrangement was no longer accepted after March 31, 2009. We recorded liabilities for the amount of

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

reserves calculated for the GMIB, GMWB and GMDB provisions of this reinsurance arrangement, which totaled $38 million and $40 million at December 31, 2014 and 2013, respectively.

7. DERIVATIVES AND HEDGE ACCOUNTING

We use derivatives and other financial instruments as part of our financial risk management programs and our investment operations. Interest rate and cross-currency swaps, swaptions, options and forward transactions are accounted for as derivatives, recorded on a trade-date basis and carried at fair value. See Note 3 for discussion of fair value measurements. Unrealized gains and losses are reflected in income, when appropriate. Aggregate asset or liability positions are netted on the Balance Sheets only to the extent permitted by qualifying master netting arrangements in place with each respective counterparty. Cash collateral posted with counterparties in conjunction with transactions supported by qualifying master netting arrangements is reported as a reduction of the corresponding net derivative liability, while cash collateral received in conjunction with transactions supported by qualifying master netting arrangements is reported as a reduction of the corresponding net derivative asset. We are exposed to potential credit-related losses in the event of nonperformance by counterparties to derivative instruments. The credit exposure related to our derivative financial instruments is limited to the fair value of contracts that are favorable to us at the reporting date less collateral received from that counterparty.

Derivatives, with the exception of bifurcated embedded derivatives, are reflected in the Balance Sheets in derivative assets, at fair value and derivative liabilities, at fair value. A bifurcated embedded derivative is measured at fair value and accounted for in the same manner as a free standing derivative contract. The corresponding host contract is accounted for according to the accounting guidance applicable to that instrument. A bifurcated embedded derivative is generally presented with the host contract. See Notes 3 and 11 for additional information on embedded policy derivatives.

Our interest rate contracts ,which include interest rate swaps, swaptions, futures and options, are used to economically hedge interest rate exposures associated with embedded derivatives contained in insurance contract liabilities and fixed maturity securities, as well as other interest rate sensitive assets and liabilities.

Foreign exchange derivatives (principally forwards and swaps) are used to economically mitigate risk associated with foreign currency-denominated transactions, primarily investments and GICs denominated in foreign currencies. Effective April 1, 2014, we reclassified cross-currency swaps from interest rate contracts to foreign exchange contracts. This change was applied prospectively.

Equity derivatives are used to mitigate financial risk embedded in certain insurance liabilities. We purchase equity contracts, such as futures and call and put options, to economically hedge certain guarantees of specific equity index universal life and annuities and variable annuity products. Our exchange-traded index futures contracts have no recorded fair value as they are cash settled daily.

We believe our economic hedging instruments have been and remain economically effective, but for the most part they have not been designated as hedges receiving hedge accounting. Changes in the fair value of derivatives not designated as hedges are reported within net realized capital gains and losses. Certain cross-currency swaps associated with available for sale investments have been designated as fair value hedges. Changes in the fair value of derivatives designated as fair value hedges of available for sale securities are reported in net realized capital gains (losses), along with the hedged risk of the available for sale investment securities.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE FOLLOWING TABLE PRESENTS THE NOTIONAL AMOUNTS AND FAIR VALUES OF OUR
DERIVATIVES:

                                                          DECEMBER 31, 2014                 December 31, 2013
                                                    --------------------------------  --------------------------------
                                                    Gross Derivative Gross Derivative Gross Derivative Gross Derivative
                                                        Assets        Liabilities         Assets        Liabilities
                                                    ---------------  ---------------  ---------------  ---------------
                                                    Notional  Fair   Notional  Fair   Notional  Fair   Notional  Fair
(in millions)                                        Amount   Value   Amount   Value   Amount   Value   Amount   Value
-------------                                       --------  -----  --------  -----  --------  -----  --------  -----
DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS:
   Foreign exchange contracts                        $   70   $  3    $   19   $ --     $ --     $--    $   --    $--
DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS:
   Interest rate contracts                            5,601     62       118     --       40       5     1,880     29
   Foreign exchange contracts                           581     20        37      3       --      --       107     --
   Equity contracts/(a)/                              1,499     41     4,346    236      948      40     4,384     52
                                                     ------   ----    ------   ----     ----     ---    ------    ---
TOTAL DERIVATIVES, GROSS                             $7,751    126    $4,520    239     $988      45    $6,371     81
                                                     ------   ----    ------   ----     ----     ---    ------    ---
Counterparty netting/(b)/                                       (3)              (3)              (5)              (5)
Cash collateral/(c)/                                            (4)              --               --               (1)
                                                     ------   ----    ------   ----     ----     ---    ------    ---
   TOTAL DERIVATIVES, NET                                      119              236               40               75
Less: Bifurcated embedded derivatives                           --              236               --               52
                                                     ------   ----    ------   ----     ----     ---    ------    ---
TOTAL DERIVATIVE ON BALANCE SHEETS                            $119             $ --              $40              $23
                                                     ======   ====    ======   ====     ====     ===    ======    ===

(a)Includes bifurcated embedded policy derivatives, which are recorded in policyholder contract deposits.
(b)Represents netting of derivative exposures covered by a qualifying master netting agreement.
(c)Represents cash collateral posted and received that is eligible for netting.

THE FOLLOWING TABLE PRESENTS GAINS (LOSSES) FROM OUR DERIVATIVES RECOGNIZED IN THE STATEMENTS OF INCOME:

                                                                                Years Ended December 31,
                                                                                -----------------------
(in millions)                                                                    2014     2013    2012
-------------                                                                   ------   -----   -----
Net effect of derivative instruments in fair value hedging relationships:/(a)/
   Foreign exchange contracts                                                    $  (1)  $  --   $  --
                                                                                ------   -----   -----
Total                                                                            $  (1)  $  --   $  --
                                                                                ======   =====   =====
Derivatives not designated as hedging instruments
By derivative type:
   Interest rate contracts                                                       $ 198   $(117)  $ (11)
   Foreign exchange contracts                                                       37     (19)    (14)
   Equity contracts/(b)/                                                          (186)     93     (83)
   Other contracts                                                                  --      --     (19)
                                                                                ------   -----   -----
Total                                                                            $  49   $ (43)  $(127)
                                                                                ======   =====   =====

By classification:
   Net realized capital gains (losses)                                           $  48   $ (43)  $(127)
                                                                                ------   -----   -----
Total                                                                            $  48   $ (43)  $(127)
                                                                                ======   =====   =====

(a)The amounts presented do not include the periodic net coupon settlements of derivative contract or coupon income (expense) related to the hedged item.
(b)Includes embedded derivative gains (losses) of $(154) million, $149 million and $(60) million during 2014, 2013 and 2012, respectively.

8. DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

DEFERRED POLICY ACQUISITION COSTS

DAC represents those costs that are incremental and directly related to the successful acquisition of new or renewal of existing insurance contracts. We defer incremental costs that result directly from, and are essential to, the acquisition or renewal of an insurance contract. Such deferred policy acquisition costs generally include agent or broker commissions and bonuses, premium taxes, and medical and inspection fees that would not have been incurred if the insurance contract had not been acquired or renewed. Each cost is analyzed to assess whether it is fully deferrable. We partially defer costs, including certain commissions, when we do not believe that the entire cost is directly related to the acquisition or renewal of insurance contracts.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We also defer a portion of employee total compensation and payroll-related fringe benefits directly related to time spent performing specific acquisition or renewal activities including costs associated with the time spent on underwriting, policy issuance and processing, and sales force contract selling. The amounts deferred are derived based on successful efforts for each distribution channel and/or cost center from which the cost originates.

SHORT-DURATION INSURANCE CONTRACTS: Policy acquisition costs are deferred and amortized over the period in which the related premiums written are earned, generally 12 months. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC. We assess the recoverability of DAC on an annual basis or more frequently if circumstances indicate an impairment may have occurred. This assessment is performed by comparing recorded net unearned premiums and anticipated investment income on in-force business to the sum of expected claims, claims adjustment expenses, unamortized DAC and maintenance costs. If the sum of these costs exceeds the amount of recorded net unearned premiums and anticipated investment income, the excess is recognized as an offset against the asset established for DAC. This offset is referred to as a premium deficiency charge. Increases in expected claims and claims adjustment expenses can have a significant impact on the likelihood and amount of a premium deficiency charge.

LONG-DURATION INSURANCE CONTRACTS: Policy acquisition costs for participating life, traditional life and accident and health insurance products are generally deferred and amortized, with interest, over the premium paying period. The assumptions used to calculate the benefit liabilities and DAC for these traditional products are set when a policy is issued and do not change with changes in actual experience, unless a loss recognition event occurs. These "locked-in" assumptions include mortality, morbidity, persistency, maintenance expenses and investment returns, and include margins for adverse deviation to reflect uncertainty given that actual experience might deviate from these assumptions. A loss recognition event occurs when there is a shortfall between the carrying amounts of future policy benefit liabilities, net of DAC, and the amount the future policy benefit liabilities, net of DAC, would be when applying updated current assumptions. When we determine that a loss recognition event has occurred, we first reduce any DAC related to that block of business through amortization of acquisition expense, and after DAC is depleted, we record additional liabilities through a charge to policyholder benefits and claims incurred. Groupings for loss recognition testing are consistent with the manner of acquiring and servicing the business and applied by product groupings. We perform separate loss recognition tests for traditional life products, payout annuities and long-term care products. Once loss recognition has been recorded for a block of business, the old assumption set is replaced and the assumption set used for the loss recognition would then be subject to the lock-in principle.

INVESTMENT-ORIENTED CONTRACTS: Policy acquisition costs and policy issuance costs related to universal life and investment-type products (collectively, investment-oriented products) are deferred and amortized, with interest, in relation to the incidence of estimated gross profits (EGPs) to be realized over the estimated lives of the contracts. EGPs include net investment income and spreads, net realized investment gains and losses, fees, surrender charges, expenses, and mortality and morbidity gains and losses. In each reporting period, current period amortization expense is adjusted to reflect actual gross profits. If EGPs change significantly, DAC is recalculated using the new assumptions, and any resulting adjustment is included in income (unlocking). If the new assumptions indicate that future EGPs are higher than previously estimated, DAC will be increased resulting in a decrease in amortization expense and increase in income in the current period; if future EGPs are lower than previously estimated, DAC will be decreased resulting in an increase in amortization expense and decrease in income in the current period. Unlocking of assumptions may result in acceleration of amortization in some products and deceleration of amortization in other products. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts.

To estimate future EGPs for variable annuity products, a long-term annual asset growth assumption is applied to determine the future growth in assets and related asset-based fees. In determining the asset growth rate, the effect of short-term fluctuations in the equity markets is partially mitigated through the use of a "reversion to the mean" methodology whereby short-term asset growth above or below long-term annual rate assumptions impact the growth assumption applied to the five-year period subsequent to the current balance sheet date. The reversion to the mean methodology allows us to maintain our long-term growth assumptions, while also giving consideration to the effect of actual investment performance. When actual performance significantly deviates from the annual long-term growth assumption, as evidenced by growth assumptions in the five-year reversion to the mean period falling below a certain

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

rate (floor) or above a certain rate (cap) for a sustained period, judgment may be applied to revise or "unlock" the growth rate assumptions to be used for both the five-year reversion to the mean period as well as the long-term annual growth assumption applied to subsequent periods.

SHADOW DAC AND SHADOW LOSS RECOGNITION: DAC held for investment-oriented products is also adjusted to reflect the effect of unrealized gains or losses on fixed maturity and equity securities available for sale on EGPs, with related changes recognized through other comprehensive income (shadow DAC). The adjustment is made at each balance sheet date, as if the securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. Similarly, for long-duration traditional insurance contracts, if the assets supporting the liabilities maintain a temporary net unrealized gain position at the balance sheet date, loss recognition testing assumptions are updated to exclude such gains from future cash flows by reflecting the impact of reinvestment rates on future yields. If a future loss is anticipated under this basis, any additional shortfall indicated by loss recognition tests is recognized as a reduction in accumulated other comprehensive income (shadow loss recognition). Similar to other loss recognition on long-duration insurance contracts, such shortfall is first reflected as a reduction in DAC and secondly as an increase in liabilities for future policy benefits. The change in these adjustments, net of tax, is included with the change in net unrealized appreciation of investments that is credited or charged directly to other comprehensive income.

INTERNAL REPLACEMENTS OF LONG-DURATION AND INVESTMENT-ORIENTED PRODUCTS: For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. If the modification does not substantially change the contract, we do not change the accounting and amortization of existing DAC and related reserves. If an internal replacement represents a substantial change, the original contract is considered to be extinguished and any related DAC or other policy balances are charged or credited to income, and any new deferrable costs associated with the replacement contract are deferred.

THE FOLLOWING TABLE PRESENTS A ROLLFORWARD OF DAC:

                                                                                Years Ended
                                                                                December 31,
                                                                             -----------------
(in millions)                                                                2014  2013   2012
-------------                                                                ----  ----  -----
Balance, beginning of year                                                   $901  $769  $ 903
   Acquisition costs deferred                                                  66    71     93
   Accretion of interest/amortization                                         (93)  (66)   (85)
   Effect of unlocking assumptions used in estimating future gross profits     47   (28)    18
   Effect of realized gains/loss on securities                                (25)  (37)   (21)
   Effect of unrealized gains/loss on securities                              (94)  196   (137)
   Decrease due to foreign exchange                                            (2)   (4)    (2)
                                                                             ----  ----  -----
Balance, end of year                                                         $800  $901  $ 769
                                                                             ====  ====  =====

THE FOLLOWING TABLE PRESENTS A ROLLFORWARD OF DEFERRED SALES INDUCEMENTS:

                                                                                Years Ended
                                                                               December 31,
                                                                             ----------------
(in millions)                                                                2014  2013  2012
-------------                                                                ----  ----  ----
Balance, beginning of year                                                   $177  $159  $179
   Acquisition costs deferred                                                  17    20    25
   Accretion of interest/amortization                                         (21)  (20)  (15)
   Effect of unlocking assumptions used in estimating future gross profits     14   (18)    2
   Effect of realized gains/loss on securities                                 (5)   (7)   (2)
   Effect of unrealized gains/loss on securities                              (20)   43   (30)
                                                                             ----  ----  ----
Balance, end of year                                                         $162  $177  $159
                                                                             ====  ====  ====

The asset management operations defer distribution costs that are directly related to the sale of mutual funds that have a 12b-1 distribution plan and/or contingent deferred sales charge feature (collectively, Distribution Fee Revenue). We amortize these deferred distribution costs on a straight-line basis, adjusted for redemptions, over a period ranging from one year to eight years depending on share class. Amortization of these deferred distribution costs is increased if at any

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

reporting period the value of the deferred amount exceeds the projected Distribution Fee Revenue. The projected Distribution Fee Revenue is impacted by estimated future withdrawal rates and the rates of market return. Management uses historical activity to estimate future withdrawal rates and average annual performance of the equity markets to estimate the rates of market return.

9. VARIABLE INTEREST ENTITIES

A variable interest entity (VIE) is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not substantively participate in the gains and losses of the entity. Consolidation of a VIE by its primary beneficiary is not based on majority voting interest, but is based on other criteria discussed below.

We enter into various arrangements with VIEs in the normal course of business and consolidate the VIEs when we determine we are the primary beneficiary. This analysis includes a review of the VIE's capital structure, related contractual relationships and terms, nature of the VIE's operations and purpose, nature of the VIE's interests issued and our involvement with the entity. When assessing the need to consolidate a VIE, we evaluate the design of the VIE as well as the related risks the variable interest holders are exposed to through the design of the entity.

For VIEs with attributes consistent with that of an investment company or a money market fund, the primary beneficiary is the party or group of related parties that absorbs a majority of the expected losses of the VIE, receives the majority of the expected residual returns of the VIE, or both.

For all other VIEs, the primary beneficiary is the entity that has both (i) the power to direct the activities of the VIE that most significantly affect the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. While also considering these factors, the consolidation conclusion depends on the breadth of our decision-making ability and our ability to influence activities that significantly affect the economic performance of the VIE.

THE FOLLOWING TABLE PRESENTS THE TOTAL ASSETS AND TOTAL LIABILITIES ASSOCIATED WITH OUR VARIABLE INTERESTS IN CONSOLIDATED VIES, AS CLASSIFIED IN THE BALANCE
SHEETS:

                                            REAL ESTATE
                                           AND INVESTMENT SECURITIZATION
(in millions)                              ENTITIES/(C)/     VEHICLES    TOTAL
-------------                              -------------- -------------- ------
DECEMBER 31, 2014
Assets:
   Bonds available for sale                     $--           $3,806     $3,806
   Mortgage and other loans receivable           --              433        433
   Other invested assets                         20               --         20
   Other/(a)/                                     9              255        264
                                                ---           ------     ------
Total assets/(b)/                               $29           $4,494     $4,523
                                                ===           ======     ======
Liabilities:
   Notes payable - to affiliates, net           $--           $  149     $  149
   Notes payable - to third parties, net         --              110        110
                                                ---           ------     ------
Total liabilities                               $--           $  259     $  259
                                                ===           ======     ======
December 31, 2013
Assets:
   Bonds available for sale                     $--           $3,994     $3,994
   Mortgage and other loans receivable           --              493        493
   Other/(a)/                                    --              151        151
                                                ---           ------     ------
Total assets/(b)/                               $--           $4,638     $4,638
                                                ===           ======     ======
Liabilities:
   Notes payable - to affiliates, net           $--           $  125     $  125
   Notes payable - to third parties, net         --              164        164
                                                ---           ------     ------
Total liabilities                               $--           $  289     $  289
                                                ===           ======     ======

(a)Comprised primarily of short-term investments and other assets at both December 31, 2014 and 2013.
(b)The assets of each VIE can be used only to settle specific obligations of that VIE.
(c)Off-balance sheet exposure, which primarily consisted of commitments to real estate and investment entities, was $10 million at December 31, 2014 and zero at December 31, 2013.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


We calculate our maximum exposure to loss to be the amount invested in the debt or equity of the VIE and other commitments to the VIE. Interest holders in VIEs sponsored by us generally have recourse only to the assets and cash flows of the VIEs and do not have recourse to us. In limited circumstances, AIG Parent has provided guarantees to certain VIE interest holders.

THE FOLLOWING TABLE PRESENTS TOTAL ASSETS OF UNCONSOLIDATED VIES IN WHICH WE HOLD A VARIABLE INTEREST, AS WELL AS OUR MAXIMUM EXPOSURE TO LOSS ASSOCIATED WITH THESE VIES:

                                                          Maximum Exposure to Loss
                                                        ----------------------------
                                              Total VIE On-Balance Off-Balance
(in millions)                                  Assets     Sheet*      Sheet    Total
-------------                                 --------- ---------- ----------- -----
DECEMBER 31, 2014
   Real estate and investment entities.......  $2,960      $348        $55     $403
   Securitization vehicles...................   1,353       371         --      371
                                               ------      ----        ---     ----
Total........................................  $4,313      $719        $55     $774
                                               ======      ====        ===     ====
DECEMBER 31, 2013
   Real estate and investment entities.......  $2,197      $305        $19     $324
   Securitization vehicles...................     955       171         --      171
                                               ------      ----        ---     ----
Total........................................  $3,152      $476        $19     $495
                                               ======      ====        ===     ====

* At December 31, 2014 and 2013, $348 million and $450 million, respectively, of our total unconsolidated VIE assets were recorded as other invested assets and $371 million and $26 million, respectively, were recorded as bonds available for sale.

REAL ESTATE AND INVESTMENT ENTITIES

We participate as a passive investor in the equity issued primarily by third party-managed hedge and private equity funds, and certain real estate entities managed by AIG Asset Management (US), LLC (AIG Investments), an affiliate, that are VIEs. We are typically not involved in the design or establishment of these VIEs, nor do we actively participate in the management of the VIEs.

SECURITIZATION VEHICLES

Aircraft Trusts

In 2003, AIG Parent created two VIEs, Castle 1 Trust and Castle 2 Trust, for the purpose of acquiring, owning, leasing, maintaining, operating and selling aircraft. VALIC and other AIG subsidiaries held beneficial interests in these entities. These beneficial interests included passive investments in non-voting preferred equity and in debt issued by the Aircraft Trusts. The debt of the Aircraft Trusts was not an obligation of, or guaranteed by, VALIC or AIG Parent or any of AIG's subsidiaries. We were not the primary beneficiary of the Aircraft Trusts. Effective June 30, 2014, we transferred our non-voting preferred equity interests in the Aircraft Trusts to AIG Parent though a non-cash dividend distribution and return of capital, which totaled $143 million.

Ambrose

During 2012, 2013 and 2014, we entered into securitization that involved transfer of portfolios of our high grade corporate securities, along with a portfolio of structured securities acquired from AIG, to newly formed special purpose entities, Ambrose 2012-1 (Ambrose 1), Ambrose 2013-4 (Ambrose 4) and Ambrose 2014-6 (Ambrose 6) (collectively referred to as the Ambrose entities), which are VIEs. In each transaction, the Ambrose entities issued beneficial interests to us in consideration for the transferred securities. For those VIEs in which we own the majority of the beneficial interests issued by those VIEs and we maintain the power to direct the activities of the VIEs that most significantly impact their economic performance and we bear the obligation to absorb losses or receive benefits from the VIEs that could potentially be significant to the VIEs, we consolidate those entities.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


See Note 17 herein for additional information on these securitization transactions.

Selkirk

During 2013 and 2014, we entered into securitization transactions in which portfolios of our commercial mortgage loans were transferred to special purpose entities, with us retaining a significant beneficial interest in the securitized loans. As consideration for the transferred loans, we received beneficial interests in certain special purpose entities and cash proceeds from the securitized notes issued to third party investors by other special purpose entities. For special purpose entities that are VIEs in which we own the majority of the beneficial interests issued by those VIEs and we maintain the power to direct the activities of the VIEs that most significantly impact their economic performance and we bear the obligation to absorb losses or receive benefits from the VIEs that could potentially be significant to the VIEs, we consolidate those entities. In addition, we have determined that we control other special purpose entities in the securitization structure that are not VIEs, and therefore we also consolidate those entities.

See Note 17 for additional information on these securitization transactions.

RMBS, CMBS, OTHER ABS AND CDOS

We are passive investors in RMBS, CMBS, other ABS and CDOs, the majority of which are issued by domestic special purpose entities. We generally do not sponsor or transfer assets to, or act as the servicer to these asset backed structures, and were not involved in the design of these entities. Our maximum exposure in these types of structures is limited to our investment in securities issued by these entities. Based on the nature of our investments and our passive involvement in these types of structures, we have determined that we are not the primary beneficiary of these entities.

We have not included these entities in the tables above, however, the fair values of our investments in these structures are reported in Note 3 and Note 4 herein.

10. INSURANCE LIABILITIES

FUTURE POLICY BENEFITS

Future policy benefits primarily include reserves for life-contingent annuity payout contracts and is based on estimates of cost of future policy benefits. Included in future policy benefits are liabilities for annuities issued in structured settlement arrangements whereby a claimant has agreed to settle a general insurance claim in exchange for fixed payments over a fixed determinable period of time with a life contingency feature.

POLICYHOLDER CONTRACT DEPOSITS

The liability for policyholder contract deposits is recorded at accumulated value (deposits received and net transfers from separate accounts, plus accrued interest credited at rates ranging from 1.0 percent to 5.3 percent, less withdrawals and assessed fees). Deposits collected on investment-oriented products are not reflected as revenues, as they are recorded directly to policyholder contract deposits upon receipt. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenues.

In addition to liabilities for universal life, fixed annuities, fixed options with variable annuities and annuities without life contingencies, policyholder contract deposits also include our liability for (i) certain guaranteed benefits and equity-indexed features accounted for as embedded derivatives at fair value and (ii) annuities issued in a structured settlement arrangement with no life contingency. See Note 3 for discussion of the fair value measurement of embedded policy derivatives and Note 11 for additional discussions of guaranteed benefits accounted for as embedded derivatives.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


11. VARIABLE LIFE AND ANNUITY CONTRACTS

We report variable contracts within the separate accounts when investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder and the separate account meets additional accounting criteria to qualify for separate account treatment. The assets supporting the variable portion of variable annuity and variable universal life contracts that qualify for separate account treatment are carried at fair value and reported as separate account assets, with an equivalent summary total reported as separate account liabilities.

Policy values for variable products and investment contracts are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. The current liability at any time is the sum of the current unit value of all investment units in the separate accounts, plus any liabilities for guaranteed minimum death or guaranteed minimum withdrawal benefits included in future policy benefits or policyholder contract deposits, respectively.

Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue. Net investment income, net investment gains and losses, changes in fair value of assets, and policyholder account deposits and withdrawals related to separate accounts are excluded from the Statements of Income, Comprehensive Income and Cash Flows.

Variable annuity contracts may include certain contractually guaranteed benefits to the contract holder. These guaranteed features include guaranteed minimum death benefits (GMDB) that are payable in the event of death, and living benefits that are payable in the event of annuitization, or, in other instances, at specified dates during the accumulation period. Our living benefits include guaranteed minimum withdrawal benefits (GMWB). A variable annuity contract may include more than one type of guaranteed benefit feature; for example, it may have both a GMDB and a GMWB. However, a policyholder can only receive payout from one guaranteed feature on a contract containing a death benefit and a living benefit, i.e. the features are mutually exclusive. A policyholder cannot purchase more than one living benefit on one contract. The net amount at risk for each feature is calculated irrespective of the existence of other features; as a result, the net amount at risk for each feature is not additive to that of other features.

In addition, we record liabilities for assumed reinsurance of certain GMDB, GMIB and GMWB features in variable annuity contracts issued by another insurer, under coinsurance and modified coinsurance agreements. Amounts related to guaranteed benefits shown below exclude such assumed reinsurance. See Note 6 for additional information on assumed reinsurance.

ACCOUNT BALANCES OF VARIABLE ANNUITY CONTRACTS WITH GUARANTEES WERE INVESTED IN SEPARATE ACCOUNT INVESTMENT OPTIONS AS FOLLOWS:

                                               December 31,
                                              ---------------
(in millions)                                  2014    2013
-------------                                 ------- -------
Equity funds                                  $25,432 $24,896
Bond funds                                      2,991   2,753
Balanced funds                                  4,266   3,879
Money market funds                                491     536
                                              ------- -------
Total                                         $33,180 $32,064
                                              ======= =======

GMDB

Depending on the contract, the GMDB feature may provide a death benefit of either (a) total deposits made to the contract less any partial withdrawals plus a minimum return or (b) the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary. GMDB is our most widely offered benefit.

The liabilities for GMDB, which are recorded in future policyholder benefits, represent the expected value of the guaranteed benefits in excess of the projected account value, with the excess recognized ratably over the accumulation period based on total expected assessments, through policyholder benefits. The net amount at risk for GMDB

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

represents the amount of benefits in excess of account value if death claims were filed on all contracts on the balance sheet date.

THE FOLLOWING TABLE PRESENTS THE DETAILS CONCERNING OUR GMDB EXPOSURE, EXCLUDING ASSUMED REINSURANCE:

                                                      December 31,
                                              ----------------------------
                                                   2014           2013
                                              -------------- --------------
                                               Net Deposits   Net Deposits
                                              Plus a Minimum Plus a Minimum
(dollars in millions)                             Return         Return
---------------------                         -------------- --------------
Account value                                    $57,386        $56,265
Net amount at risk                                   691            594
Average attained age of contract holders              60             60
Range of guaranteed minimum return rates          0% - 3%         1 - 3%

THE FOLLOWING TABLE PRESENTS A ROLLFORWARD OF THE GMDB AND GMIB LIABILITIES RELATED TO VARIABLE ANNUITY CONTRACTS:

                                              Years Ended December 31,
                                              -----------------------
(in millions)                                 2014     2013    2012
-------------                                 ----     ----    ----
Balance, beginning of year                    $ 1      $ 5      11
   Reserve increase                            19       (1)     (1)
   Benefits paid                               (3)      (3)     (5)
                                              ---      ---      --
Balance, end of year                          $17      $ 1       5
                                              ===      ===      ==

We regularly evaluate estimates used to determine the GMDB liability and adjust the additional liability balance, with a related charge or credit to policyholder benefits and losses incurred, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the reserve for guaranteed benefits on variable contracts at December 31, 2014:

.. Data used was up to 1,000 stochastically generated investment performance scenarios.

..  Mean investment performance assumption was 8.5 percent.

..  Volatility assumption was 16.0 percent.

.. Mortality was assumed to be 70.0 percent of the 1983 variable annuity minimum guaranteed death benefit table, adjusted for recent experience.

..  Lapse rates vary by contract type and duration and range from 5.3 percent to
   13.0 percent.

.. The discount rate ranged from 3.8 percent to 7.8 percent and is based on the growth rate assumptions for the underlying contracts in effect at the time of policy issuance.

GMWB AND GMAV

Guaranteed benefit and equity index features, which are recorded in policyholder contract deposits, are bifurcated from the host contract and accounted for separately as embedded policy derivatives at fair value, with changes in fair value recognized in net realized capital gains (losses) in the Statements of Income. These include GMWB and GMAV as well as equity index annuities, which offer a guaranteed minimum interest rate plus a contingent return based on some internal or external equity index.

Certain of our variable annuity contracts contain optional GMWB and, to a lesser extent, GMAV benefits, which are not currently offered. With a GMWB, the contract holder can monetize the excess of the guaranteed amount over the account value of the contract only through a series of withdrawals that do not exceed a specific percentage per year of the guaranteed amount. If, after the series of withdrawals, the account value is exhausted, the contract holder will receive a series of annuity payments equal to the remaining guaranteed amount, and, for lifetime GMWB products, the annuity payments continue as long as the covered person(s) are living. With a GMAV benefit, the contract holder can

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

monetize the excess of the guarantee amount over the account value of the contract, provided the contract holder persists until the maturity date.

The fair value of these embedded policy derivatives was a net liability of $218 million and $35 million at December 31, 2014 and 2013, respectively. We had account values subject to GMWB and GMAV that totaled $4.0 billion and $4.1 billion at December 31, 2014 and 2013, respectively. The net amount at risk for GMWB represents the present value of minimum guaranteed withdrawal payments, in accordance with contract terms, in excess of account value. The net amount at risk for GMAV represents the present value of minimum guaranteed account value in excess of the current account balance, assuming no lapses. The net amount at risk related to these guarantees was $130 million and $10 million at December 31, 2014 and 2013, respectively. We use derivative instruments and other financial instruments to mitigate a portion of the exposure that arises from GMWB and GMAV benefits.

12. DEBT

Notes payable are carried at the principal amount borrowed, including unamortized discounts and fair value adjustments, when applicable, except for certain notes payable - to affiliates, for which we have elected the fair value option. The change in fair value of notes for which the fair value option has been elected is recorded in other income in the Statements of Income.

See Note 3 for discussion of fair value measurements.

THE FOLLOWING TABLE PRESENTS MATURITIES OF LONG-TERM DEBT, INCLUDING FAIR VALUE ADJUSTMENTS, WHEN APPLICABLE:

                                                                     BALANCE AT
                                                                     DECEMBER 31,
                                              Range of     Maturity  ------------
 (in millions)                            Interest Rate(s) Date(s)   2014   2013
 -------------                            ---------------- --------- -----  ----
 Notes payable - to affiliates, net:
    Notes payable of consolidated VIEs,
      at fair value                         3.06% - 3.26%       2060 $ 149  $125
                                                                     -----  ----
 Total notes payable - to affiliates, net                              149   125
                                                                     -----  ----
 Notes payable - to third parties, net:
    Notes payable of consolidated VIEs      1.18% - 3.23%  2041-2060   111   164
    FHLB borrowings                                  0.5%       2015     7     7
                                                                     -----  ----
 Total notes payable - to third parties,
   net                                                                 118   171
                                                                     -----  ----
 Total notes payable                                                 $ 267  $296
                                                                     =====  ====

THE FOLLOWING TABLE PRESENTS MATURITIES OF LONG-TERM DEBT, INCLUDING FAIR VALUE ADJUSTMENTS, WHEN APPLICABLE:

                                                                Year Ending
DECEMBER 31, 2014                                   -----------------------------------
(in millions)                                 Total 2015 2016 2017 2018 2019 Thereafter
-------------                                 ----- ---- ---- ---- ---- ---- ----------
Notes payable - to affiliates, net:
   Notes payable of consolidated VIEs, at
     fair value                               $149  $--  $--  $--  $--  $--     $149
                                              ----  ---  ---  ---  ---  ---     ----
Total notes payable - to affiliates, net       149   --   --   --   --   --      149
                                              ----  ---  ---  ---  ---  ---     ----
Notes payable - to third parties, net:
   Notes payable of consolidated VIEs          111   --   --   --   --   --      111
   FHLB borrowings                               7    7   --   --   --   --       --
                                              ----  ---  ---  ---  ---  ---     ----
Total notes payable - to third parties, net    118    7   --   --   --   --      111
                                              ----  ---  ---  ---  ---  ---     ----
Total notes payable                           $267  $ 7  $--  $--  $--  $--     $260
                                              ====  ===  ===  ===  ===  ===     ====

FHLB BORROWINGS

Membership with the FHLB provides us with collateralized borrowing opportunities, primarily as an additional source of contingent liquidity. When a cash advance is obtained, we are required to pledge certain mortgage-backed securities, government and agency securities, other qualifying assets and our ownership interest in the FHLB to secure advances obtained from the FHLB. Upon any event of default, the FHLB's recovery would generally be limited to the amount of our liability under advances borrowed.

See Note 4 for additional information.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


13. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Leases

We have various long-term, noncancelable operating leases, primarily for office space and equipment, which expire at various dates.

THE FOLLOWING TABLE PRESENTS THE FUTURE MINIMUM LEASE PAYMENTS UNDER OPERATING
LEASES:

(in thousands)
--------------
2015                                          $3,542
2016                                           2,417
2017                                           1,439
2018                                             373
2019                                              95
Remaining years after 2019                        54
                                              ------
Total                                         $7,920
                                              ======

Rent expense was $4 million, $5 million and $5 million in 2014, 2013 and 2012, respectively.

Commitments to Fund Partnership Investments

We have commitments totaling $256 million and $201 million in 2014 and 2013, respectively, to provide funding to various limited partnerships. The commitments to invest in limited partnerships and other funds are called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. Of the total commitments at December 31, 2014, $214 million are currently expected to expire by 2015.

Mortgage Loan Commitments

We have $240 million and $62 million in commitments related to commercial and residential mortgage loans, respectively, at December 31, 2014.

CONTINGENCIES

Legal Matters

Various lawsuits against us have arisen in the ordinary course of business. Except as discussed below, we believe it is unlikely that contingent liabilities arising from litigation, income taxes and other matters will have a material adverse effect on our financial position, results of operations or cash flows.

We are currently defending a lawsuit filed in the Circuit Court of Kanawha County, West Virginia on November 12, 2009 by The West Virginia Investment Management Board and The West Virginia Consolidated Public Retirement Board (the WV Boards). In 2012, the WV Boards submitted a report prepared by their retained expert that opines their damages total approximately $96 million. In November 2014, the West Virginia Supreme Court reversed the trial court's grant of summary judgment our favor, and remanded the matter to the Business Court for further proceedings.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Regulatory Matters

All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. We accrue liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. We estimate the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While we cannot predict the amount and timing of any future guaranty fund assessments, we have established reserves we believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings. We had accrued $4 million and $6 million for these guaranty fund assessments at December 31, 2014 and 2013, respectively, which is reported within other liabilities in the Balance Sheets.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into our operations, practices and procedures, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving us, we believe it is not likely that these regulatory examinations or inquiries will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

14. EQUITY

ACCUMULATED OTHER COMPREHENSIVE INCOME

THE FOLLOWING TABLE PRESENTS THE COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE
INCOME:

                                                               December 31,
                                                             ----------------
  (in millions)                                               2014     2013
  -------------                                              ------  ---------
                                                                     (Revised)
  Fixed maturity and equity securities, available for sale:
     Gross unrealized gains                                  $2,400   $1,957
     Gross unrealized losses                                   (212)    (594)
  Net unrealized gains on other invested assets                 301      274
  Adjustments to DAC and deferred sales inducements            (234)    (120)
  Shadow loss recognition                                       (84)      (7)
  Foreign currency translation adjustments                       (6)      (2)
  Deferred income tax                                          (405)    (446)
                                                             ------   ------
  Accumulated other comprehensive income                     $1,760   $1,061
                                                             ======   ======

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


THE FOLLOWING TABLE PRESENTS THE OTHER COMPREHENSIVE INCOME (LOSS) RECLASSIFICATION ADJUSTMENTS:

                                 Unrealized
                                Appreciation
                               (Depreciation)
                                  of Fixed
                                  Maturity
                               Investments on
                                Which Other-
                                   Than-                     Adjustments
                                 Temporary      Unrealized     to DAC,
                                   Credit      Appreciation   VOBA, and                Foreign
                                Impairments   (Depreciation)  Deferred    Insurance   Currency
                                    were       of All Other     Sales       Loss     Translation
(in millions)                    Recognized    Investments   Inducements Recognition Adjustments  Total
-------------                  -------------- -------------- ----------- ----------- ----------- -------
Year ended December 31, 2012
  (Restated)
Unrealized change arising
  during period                     $726         $ 1,199        $(144)      $(178)       $(1)    $ 1,602
Less: Reclassification
  adjustments included in net
  income                             353            (118)          23          --         --         258
                                    ----         -------        -----       -----        ---     -------
Total other comprehensive
  income (loss), before
  income tax expense (benefit)       373           1,317         (167)       (178)        (1)      1,344
Less: Income tax expense
  (benefit)                          131             389          (59)        (62)        --         399
                                    ----         -------        -----       -----        ---     -------
Total other comprehensive
  income (loss), net of
  income tax expense (benefit)      $242         $   928        $(108)      $(116)       $(1)    $   945
                                    ====         =======        =====       =====        ===     =======
Year ended December 31, 2013
Unrealized change arising
  during period                     $ 83         $(1,776)       $ 283       $  --        $(1)    $(1,411)
Less: Reclassification
  adjustments included in net
  income                             108             294           44        (187)        --         259
                                    ----         -------        -----       -----        ---     -------
Total other comprehensive
  income (loss), before
  income tax expense (benefit)       (25)         (2,070)         239         187         (1)     (1,670)
Less: Income tax expense
  (benefit)                           (9)           (733)          84          65         (1)       (594)
                                    ----         -------        -----       -----        ---     -------
Total other comprehensive
  income (loss), net of
  income tax expense (benefit)      $(16)        $(1,337)       $ 155       $ 122        $--     $(1,076)
                                    ====         =======        =====       =====        ===     =======
YEAR ENDED DECEMBER 31, 2014
Unrealized change arising
  during period                     $ 31         $   908        $ (84)      $ (77)       $(4)    $   774
Less: Reclassification
  adjustments included in net
  income                              65              21           30          --         --         116
                                    ----         -------        -----       -----        ---     -------
Total other comprehensive
  income (loss), before
  income tax expense (benefit)       (34)            887         (114)        (77)        (4)        658
Less: Income tax expense
  (benefit)                          (13)             33          (31)        (28)        (2)        (41)
                                    ----         -------        -----       -----        ---     -------
Total other comprehensive
  income (loss), net of
  income tax expense (benefit)      $(21)        $   854        $ (83)      $ (49)       $(2)    $   699
                                    ====         =======        =====       =====        ===     =======

THE FOLLOWING TABLE PRESENTS THE EFFECT OF THE RECLASSIFICATION OF SIGNIFICANT ITEMS OUT OF ACCUMULATED OTHER COMPREHENSIVE INCOME ON THE RESPECTIVE LINE ITEMS IN THE STATEMENTS OF INCOME:

                                                                  Amount
                                                                Reclassified
                                                                   from
                                                                Accumulated
                                                                   Other
                                                                Comprehensive
                                                                  Income
                                                                ------------
                                                                December 31,
                                                                ------------              Affected Line Item in the
(in millions)                                                   2014   2013                 Statements of Income
-------------                                                   ----  -----   --------------------------------------------------
Unrealized appreciation of fixed maturity investments on which
  other-than-temporary credit impairments were recognized       $ 65  $ 108   Net realized capital gains (losses)
Unrealized appreciation of all other investments                  21    294   Net realized capital gains (losses)
Adjustments to DAC, VOBA and deferred sales inducements           30     44   Amortization of deferred policy acquisition costs
Shadow loss recognition                                           --   (187)  Policyholder benefits
                                                                ----  -----
Total reclassifications for the period                          $116  $ 259
                                                                ====  =====

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


DIVIDENDS

Dividends that we may pay to the Parent in any year without prior approval of the Texas Department of Insurance (TDI) are limited by statute. The maximum amount of dividends which can be paid over a rolling twelve-month period to shareholders of insurance companies domiciled in the state of Texas without obtaining the prior approval of the TDI is limited to the greater of either 10 percent of the preceding year's statutory surplus or the preceding year's statutory net gain from operations. Additionally, unless prior approval of the TDI is obtained, dividends can only be paid out of our unassigned surplus. The maximum dividend payout that may be made in 2015 without prior approval of the TDI is $918 million. Dividend payments in excess of positive retained earnings were classified and reported as a return of capital.

STATUTORY FINANCIAL DATA

We are required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. The principal differences between statutory financial statements and financial statements prepared in accordance with U.S. GAAP are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, investment impairments are determined in accordance with statutory accounting practices, assets and liabilities are presented net of reinsurance, policyholder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted. In addition, state insurance regulatory authorities have the right to permit specific practices that deviate from prescribed statutory practices.

THE FOLLOWING TABLE PRESENTS OUR STATUTORY NET INCOME AND CAPITAL AND SURPLUS:

(in millions)                                  2014   2013  2012
-------------                                 ------ ------ ----
YEARS ENDED DECEMBER 31,
Statutory net income                          $1,025 $1,271 $703
AT DECEMBER 31,
Statutory capital and surplus                  3,618  4,812
Aggregate minimum required statutory capital
  and surplus                                    719    861

15. BENEFIT PLANS

Effective January 1, 2002, our employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance (the U.S. Plans). AIG's U.S. Plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

We are jointly and severally responsible with AIG and other participating companies for funding obligations for the U.S. Plans, Employee Retirement Income Security Act (ERISA) qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the "ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including us. Accordingly, we are contingently liable for such obligations. We believe that the likelihood of payment under any of these plans is remote. Accordingly, we have not established any liability for such contingencies.

We also maintain a retirement plan for the benefit of our sales agents and managers. Investments in the plan consist of a deposit administration group annuity contract we issued. The liabilities and expenses associated with this plan were not material to the financial position and results of operations for all years presented.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


16. INCOME TAXES

THE FOLLOWING TABLE PRESENTS THE INCOME TAX EXPENSE (BENEFIT) ATTRIBUTABLE TO PRE-TAX INCOME (LOSS):

YEARS ENDED DECEMBER 31,
(in millions)                                 2014    2013       2012
-------------                                 ---- ---------  ----------
                                                    (Revised)  (Restated)
Current                                       $262 $     155  $      315
Deferred                                       152       (58)       (203)
                                              ---- ---------  ----------
Total income tax expense                      $414 $      97  $      112
                                              ==== =========  ==========

THE U.S. STATUTORY INCOME TAX RATE IS 35 PERCENT FOR 2014, 2013 AND 2012. ACTUAL INCOME TAX (BENEFIT) EXPENSE DIFFERS FROM THE STATUTORY U.S. FEDERAL AMOUNT COMPUTED BY APPLYING THE FEDERAL INCOME TAX RATE, DUE TO THE FOLLOWING:

YEARS ENDED DECEMBER 31,
(in millions)                                 2014     2013       2012
-------------                                 ----  ---------  ----------
                                                     (Revised)  (Restated)
U.S federal income tax expense at statutory
  rate                                        $491  $     603  $      406
Adjustments:
   Valuation allowance                         (13)      (439)       (255)
   State income tax                             (7)       (26)          9
   Capital loss carryover recovery             (28)        --          --
   Dividends received deduction                (10)       (29)        (30)
   Other credits, taxes and settlements        (17)        (7)        (19)
   Other                                        (2)        (5)          1
                                              ----  ---------  ----------
Total income tax expense                      $414  $      97  $      112
                                              ====  =========  ==========

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

THE FOLLOWING TABLE PRESENTS THE COMPONENTS OF THE NET DEFERRED TAX ASSETS (LIABILITIES):

YEARS ENDED DECEMBER 31,
(in millions)                                   2014    2013
-------------                                 -------  ------
Deferred tax assets:
   Excess capital losses and other tax
     carryovers                               $    64  $  168
   Basis differential of investments              735     752
   Policy reserves                                 90      93
   Fixed assets                                    21      10
   Accrued expenses                                15      16
   Other                                           45      --
                                              -------  ------
Total deferred tax assets                         970   1,039
                                              -------  ------
Deferred tax liabilities:
   Deferred policy acquisition costs             (401)   (401)
   Net unrealized gains on debt and equity
     securities available for sale               (775)   (409)
   Other                                           --     (34)
                                              -------  ------
Total deferred tax liabilities                 (1,176)   (844)
                                              -------  ------
Net deferred tax (liability) asset before
  valuation allowance                            (206)    195
Valuation allowance                                --    (291)
                                              -------  ------
Net deferred tax liability                    $  (206) $  (96)
                                              =======  ======

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


THE FOLLOWING TABLE PRESENTS OUR TAX LOSSES AND CREDIT CARRYFORWARDS ON A TAX RETURN BASIS.

DECEMBER 31, 2014                               Tax     Expiration
(in millions)                                 Effected   Periods
-------------                                 -------- ------------
Foreign tax credit carryforwards                $39    2018 to 2023
Business credit carryforwards                    26    2027 to 2033
                                                ---
Total carryforwards                             $65
                                                ===

We are included in the consolidated federal income tax return of our ultimate parent, AIG Parent. Under the tax sharing agreement with AIG Parent, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, we will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

We calculate current and deferred state income taxes using the actual apportionment and statutory rates for states in which we are required to file on a separate basis. In states that have a unitary regime, AIG Parent accrues and pays the taxes owed and does not allocate the provision or cash settle the expense with the members of the unitary group. Unlike for federal income tax purposes, AIG does not have state tax sharing agreements. AIG has determined that because the unitary tax expense will never be borne by the subsidiaries, the state tax unitary liability is not included in this separate company expense.

ASSESSMENT OF DEFERRED TAX ASSET VALUATION ALLOWANCE

The evaluation of the recoverability of the deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

Our framework for assessing the recoverability of deferred tax assets requires us to consider all available evidence, including:

.. the nature, frequency and severity of cumulative financial reporting losses in recent years;

.. the predictability of future operating profitability of the character necessary to realize the net deferred tax asset;

.. the carryforward periods for the net operating loss, capital loss and foreign tax credit carryforwards, including the effect of reversing taxable temporary differences; and

.. prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of deferred tax assets.

As a result of sales in the ordinary course of business to manage the investment portfolio and the application of prudent and feasible tax planning strategies in 2014, we determined that an additional portion of the capital loss carryforwards will more-likely-than-not be realized prior to their expiration. Accordingly, in 2014, we released $291 million of our deferred tax asset valuation associated with the capital loss carryforwards, of which $13 million was allocated to income and the remainder was allocated to other comprehensive income.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

THE FOLLOWING TABLE PRESENTS A RECONCILIATION OF THE BEGINNING AND ENDING BALANCES OF THE TOTAL AMOUNTS OF GROSS UNRECOGNIZED TAX BENEFITS:

                                                   Years Ended
                                                   December 31,
                                                   ------------
(in millions)                                      2014   2013
-------------                                      ----   ----
Gross unrecognized tax benefits at beginning of
  year                                             $35    $32
   Increases in tax position for prior years        --      3
   Decreases in tax position for prior years        (6)    --
                                                   ---    ---
Gross unrecognized tax benefits at end of year     $29    $35
                                                   ===    ===

We regularly evaluate proposed adjustments by taxing authorities. At
December 31, 2014, such proposed adjustments would not have resulted in a material change to our financial condition. Although it is reasonably possible that a significant change in the balance of unrecognized tax benefits may occur within the next twelve months, based on the information currently available, we do not expect any change to be material to our financial condition.

At December 31, 2014 and 2013, our unrecognized tax benefits, excluding interest and penalties, were $26 million and $27 million, respectively. At December 31, 2014 and 2013, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $26 million and $27 million, respectively.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At December 31, 2014 and 2013, we had accrued $2 million and $6 million, respectively, for the payment of interest (net of the federal benefit) and penalties. In 2014, we recognized income of $3 million, while in each of 2013 and 2012, we recognized expense of less than $1 million of interest (net of the federal benefit) and penalties.

We are not currently under IRS examination. Although the final outcome of possible issues raised in any future examination is uncertain, we believe that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. Taxable years 2001 to 2013 remain subject to examination by major tax jurisdictions.

17. RELATED PARTY TRANSACTIONS

EVENTS RELATED TO AIG

AIG Parent is subject to regulation by the Board of Governors of the Federal Reserve System (the Federal Reserve) as a systemically important financial institution (SIFI) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act. AIG Parent was subject to regulation by the Federal Reserve as a savings and loan holding company as of March 31, 2014. The Federal Reserve approved AIG Parent's application to deregister as a savings and loan holding company effective April 4, 2014. AIG Parent will continue to be supervised by the Federal Reserve due to its designation by the Financial Stability Oversight Council as a non-bank SIFI.

On July 1, 2014, as a non-bank SIFI, AIG Parent submitted to its regulators its initial annual plan for rapid and orderly resolution in the event of material financial distress or failure, which must meet several specific standards, including requiring a detailed resolution strategy and analyses of material entities, organizational structure, interconnections and interdependencies, and management information systems, among other elements. The public section of the plan can be found on the websites of the Federal Reserve and the Federal Deposit Insurance Corporation. The Federal Reserve has yet to complete the regulatory framework that will be applicable to AIG Parent as a non-bank SIFI.

On July 18, 2013, the Financial Stability Board (consisting of representatives of national financial authorities of the G20 nations), in consultation with the International Association of Insurance Supervisors and national authorities, identified an initial list of Global Systemically Important Insurers, which included AIG Parent.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Additional information on AIG Parent is publicly available in AIG Parent's regulatory filings with the SEC, which can be found at www.sec.gov. Information regarding AIG Parent as described herein is qualified by regulatory filings AIG Parent files from time to time with the SEC.

OPERATING AGREEMENTS

Pursuant to a cost allocation agreement, we purchase administrative, investment management, accounting, marketing and data processing services from AIG Parent or its subsidiaries. The allocation of costs for investment management services is based on the level of assets under management. The allocation of costs for other services is based on estimated level of usage, transactions or time incurred in providing the respective services. We incurred approximately $428 million, $384 million and $115 million for such services in 2014, 2013 and 2012, respectively. Accounts payable for such services at December 31, 2014 and 2013 were not significant.

Pursuant to an intercompany service agreement, we provide policy administrative services to affiliated entities. The amount earned for such services totaled $5 million, $5 million and $4 million in 2014, 2013 and 2012, respectively. Accounts receivable for such services at December 31, 2014 and 2013 were not significant.

SELKIRK TRANSACTIONS

During 2013 and 2014, we transferred portfolios of commercial mortgage loans to newly formed special purpose entities, Selkirk No. 2 Investments (SPV1) and Selkirk No. 3V Investments (SPV1V), respectively. The transactions involved the securitization of the transferred loans for the purpose of extending duration and increasing yield, with us receiving a significant beneficial interest in the securitized loans. As consideration for the transferred loans, we received beneficial interests in loan-backed and structured securities (the Notes) issued by other newly formed special purpose entities, an equity interest in SPV1 and SPV1V, and cash proceeds from the most senior tranche of notes issued to third party investors by other special purpose entities, Selkirk No. 2 Limited and Selkirk No. 3 Limited, of $113 million and $44 million, respectively. The consideration received had an aggregate fair value of approximately $471 million for the SPV1 transaction and $192 million for the SPV1V transaction. AIG Investments services the securitized loans on behalf of SPV1 and SPV1V.

We consolidate certain of the special purpose entities in the securitization structures, some of which are VIEs. See Note 9 for additional disclosures related to VIEs. As a result, certain of the Notes and our equity interest in SPV1and SPV1V were eliminated in consolidation, while the securitized commercial mortgage loans remained on the Balance Sheets. On a consolidated basis, the net change in our Balance Sheets as a result of these transactions consisted of additional assets in the form of cash consideration received that was subsequently invested and Notes issued to us by special purpose entities that we do not consolidate, and liabilities for the notes payable to third party investors issued by special purpose entities that we consolidate.

LIGHTHOUSE VI

During 2013, we, along with our affiliate American General Life Insurance Company (AGL) (collectively, the Insurers), executed three transactions in which a portfolio of securities (Transferred Portfolios) was, in each transaction, transferred into a newly established Common Trust Fund (CTF) in exchange for proportionate interests in all assets within each CTF as evidenced by specific securities controlled by and included within our representative security account. In each transaction, a portion of our securities (Exchange Assets) were transferred into the representative security account of AGL in exchange for other AGL securities. Only the transfers of the Exchange Assets between the Insurers qualify for derecognition treatment under ASC 860, "Transfers and Servicing," and thus were the only assets derecognized in the transfer of the Transferred Portfolios into the CTFs. The securities we received for the transfers of the Exchange Assets were initially recognized at fair value and will subsequently be carried as available for sale at fair value. We transferred securities with an aggregate fair value of $1.6 billion into the CTFs for all three transactions and recognized gains totaling $192 million on the transfer of the Exchange Assets. AIG Investments manages the portfolio of assets included in the CTFs.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


AMBROSE TRANSACTIONS

During 2012, 2013 and 2014, we acquired certain financial assets from AIG Parent and subsequently entered into three related securitization transactions with certain affiliates and third parties to enhance our statutory risk-based capital ratio, liquidity and net investment income. The financial assets acquired from AIG Parent in each transaction consisted of a structured security backed by a portfolio of structured securities (Repack Note) and were exchanged for an intraday Demand Note, which was subsequently extinguished. In each securitization transaction, we transferred a portfolio of high grade corporate securities and the Repack Note to newly formed special purpose entities; Ambrose 1, Ambrose 4 and Ambrose 6. As consideration for the transferred securities, we received beneficial interests in three tranches of structured securities (Class A1, B, C and X) issued by each Ambrose entity. The Class A1, B and C Notes were designed to closely replicate the interest and principal amortization payments of the securities transferred. The Class X notes were subsequently to AIG in exchange for cancellation of the Demand Notes described above, which resulted in capital contributions to us. Each Ambrose entity also issued a tranche of Class A2 notes to third party investors. Ambrose 6 also issued Class A1, B and C notes to an affiliate as consideration for similar transferred financial assets.

Capital commitments from a non-U.S. subsidiary of AIG Parent, which are guaranteed by AIG Parent, were received by Ambrose 1, Ambrose 4 and Ambrose 6 in the amount of $300 million, $300 million and $200 million, respectively, pursuant to which the promissor will contribute funds to the respective Ambrose entity upon demand. AIG Parent indirectly bears the first loss position in each transaction through its ownership of the Class X notes and its guarantee of the capital commitment. AIG Investments manages the portfolio of assets on behalf of each Ambrose entity.

Each Ambrose entity is a VIE and we consolidate Ambrose 1 and Ambrose 4, while the notes received from Ambrose 6 transaction were recorded as bonds available for sale, at fair value. See Note 9 for additional disclosures related to VIEs. The Class A1 and Class B structured securities we received are eliminated in consolidation. The Class X notes and the Class A2 notes that were issued by Ambrose 1 and Ambrose 4 and are held by AIG Parent and a third party, respectively, are classified as notes payable. The Ambrose entities elected the fair value option for their Class X notes payable. On a consolidated basis, these transactions resulted in an increase in our assets (Repack Note and cash, and notes received from Ambrose 6), liabilities (notes payable) and VALIC shareholder's equity (capital contribution from AIG Parent).

(in millions)                                            Ambrose 1    Ambrose 4    Ambrose 6
-------------                                          -------------- ---------- -------------
Date of transaction                                     December 2012  July 2013  October 2014
Combined carrying value of transferred securities and
  Repack Note                                          $        2,228 $    1,839 $         196
Fair value of Class A1 and Class B notes received               2,179      1,676           219
Fair value of Class X notes received                               49         66            26

AMERICAN HOME AND NATIONAL UNION GUARANTEES

We have a General Guarantee Agreement with American Home Assurance Company (American Home), an indirect wholly owned subsidiary of AIG Parent. Pursuant to the terms of the agreement, American Home has unconditionally and irrevocably guaranteed insurance policies we issued between March 3, 2003 and December 29, 2006.

CAPITAL MAINTENANCE AGREEMENT

In March 2011, we entered into a Capital Maintenance Agreement (CMA) with AIG Parent. Among other things, the CMA provided that AIG Parent would maintain our statutory-basis total adjusted capital at or above a specified minimum percentage of our projected Company Action Level Risk-Based Capital. AIG Parent did not make any capital contributions to us under the CMA in the three years ended December 31, 2014. As a result of managing capital through internal AIG Board-approved policies and guidelines, we and AIG agreed to terminate the CMA effective October 31, 2014.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


OTHER

Certain of our affiliates serve as the investment sub-advisor for certain of the mutual funds offered through our separate accounts. During 2014, 2013 and 2012, we incurred sub-advisory fee expenses of $10 million, $13 million and $12 million, respectively.

18. SUBSEQUENT EVENTS

We have evaluated subsequent events through April 27, 2015.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                                 ANNUAL REPORT
                               DECEMBER 31, 2014

                                   CONTENTS

Report of Independent Registered Public Accounting Firm...............  1
Statements of Assets and Liabilities and of Operations................  2
Schedules of Portfolio Investments.................................... 13
Statements of Changes in Net Assets................................... 15
Notes to Financial Statements......................................... 37

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Variable Annuity Life Insurance Company and the Contract Owners of its separate account, Separate Account A:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Divisions constituting Separate Account A (the "Separate Account"), a separate account of The Variable Annuity Life Insurance Company, at December 31, 2014, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2014 by correspondence with the mutual fund companies and transfer agents, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
April 27, 2015

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                           STATEMENTS OF OPERATIONS

                                            VALIC        VALIC        VALIC       VALIC          VALIC          VALIC
                                          COMPANY I    COMPANY I    COMPANY I   COMPANY I      COMPANY I      COMPANY I
                                           CAPITAL      CAPITAL       MONEY       MONEY         MID CAP         ASSET
                                         CONSERVATION CONSERVATION   MARKET I    MARKET I        INDEX        ALLOCATION
                                             FUND         FUND         FUND        FUND           FUND           FUND
                                         ------------ ------------  ---------- ------------  --------------  ------------
                                          DIVISION 1   DIVISION 7   DIVISION 2  DIVISION 6     DIVISION 4     DIVISION 5
                                         ------------ ------------  ---------- ------------  --------------  ------------
STATEMENTS OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value                   $1,992,882  $175,363,289   $509,509  $331,177,095  $3,133,104,703  $175,391,734
  Balance Due From (To) VALIC General
   Account, Net                               (2,904)     (209,197)       173      (438,103)     (2,540,542)     (101,267)
  Receivable (Payable) For Mutual Fund
   Sales (Purchases), Net                        489       192,573       (258)      401,008       2,152,692        85,476
                                          ----------  ------------   --------  ------------  --------------  ------------
Net Assets & Liabilities                  $1,990,467  $175,346,665   $509,424  $331,140,000  $3,132,716,853  $175,375,943
                                          ==========  ============   ========  ============  ==============  ============
CONTRACT OWNER RESERVES AND CAPITAL
  SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial Withdrawals
     with Right of Reinvestment)          $1,691,470  $175,248,206   $509,424  $331,127,981  $3,131,127,703  $175,251,415
  Reserves For Annuity Contracts On
   Benefit                                   298,997        98,459         --        12,019       1,589,150       124,528
                                          ----------  ------------   --------  ------------  --------------  ------------
Total Contract Owner Reserves              1,990,467   175,346,665    509,424   331,140,000   3,132,716,853   175,375,943
  Capital Surplus                                 --            --         --            --              --            --
                                          ----------  ------------   --------  ------------  --------------  ------------
Total Contract Owner Reserves and
  Capital Surplus                         $1,990,467  $175,346,665   $509,424  $331,140,000  $3,132,716,853  $175,375,943
                                          ==========  ============   ========  ============  ==============  ============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding          $1,691,470  $175,248,206   $509,424  $331,127,981  $3,131,127,703  $175,251,415
  Contracts in Payout (Annuitization)
   Period                                    298,997        98,459         --        12,019       1,589,150       124,528
  Funds Retained in Separate Account A
   by VALIC                                       --            --         --            --              --            --
                                          ----------  ------------   --------  ------------  --------------  ------------
TOTAL NET ASSETS                          $1,990,467  $175,346,665   $509,424  $331,140,000  $3,132,716,853  $175,375,943
                                          ==========  ============   ========  ============  ==============  ============
  TOTAL UNITS OUTSTANDING                    256,842    47,422,684    177,520   164,588,031     181,983,084    23,983,803
                                          ==========  ============   ========  ============  ==============  ============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds             $   66,248  $  4,783,407   $     52  $     34,496  $   33,888,489  $  3,026,961
EXPENSES:
  Mortality And Expense Risk Charge           21,618     1,558,563      5,193     3,277,774      29,334,596     1,703,824
  Reimbursements Of Expenses                      --            --         --            --              --            --
                                          ----------  ------------   --------  ------------  --------------  ------------
Net Investment Income (Loss)              $   44,630  $  3,224,844   $ (5,141) $ (3,243,278) $    4,553,893  $  1,323,137
                                          ----------  ------------   --------  ------------  --------------  ------------
REALIZED GAINS (LOSSES) ON INVESTMENTS:
  Realized Gains (Losses) on Sale of
   Fund Shares                            $   16,069  $  1,920,874   $     --  $         --  $  138,510,540  $  5,198,284
  Capital Gains Distributions From
   Mutual Funds                               32,193     2,324,458         --            --     126,699,380     9,448,196
                                          ----------  ------------   --------  ------------  --------------  ------------
Realized Gains (Losses) On Investments    $   48,262  $  4,245,332   $     --  $         --  $  265,209,920  $ 14,646,480
                                          ----------  ------------   --------  ------------  --------------  ------------
Change in Unrealized Appreciation
  (Depreciation) During The Period            13,233       573,127         --            --     (21,211,261)   (8,573,422)
                                          ----------  ------------   --------  ------------  --------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS                              $  106,125  $  8,043,303   $ (5,141) $ (3,243,278) $  248,552,552  $  7,396,195
                                          ==========  ============   ========  ============  ==============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                     STATEMENTS OF OPERATIONS (CONTINUED)

                                                                                                                      VALIC
                                              VALIC         VALIC         VALIC                        VALIC        COMPANY I
                                            COMPANY I     COMPANY I     COMPANY I    VALIC COMPANY   COMPANY I    INTERNATIONAL
                                           GOVERNMENT    STOCK INDEX   STOCK INDEX   I STOCK INDEX  STOCK INDEX   EQUITIES INDEX
                                         SECURITIES FUND     FUND          FUND          FUND           FUND           FUND
                                         --------------- ------------  ------------ --------------  ------------  --------------
                                           DIVISION 8    DIVISION 10A  DIVISION 10B  DIVISION 10C   DIVISION 10D   DIVISION 11
                                         --------------- ------------  ------------ --------------  ------------  --------------
STATEMENTS OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value                   $117,640,368   $124,672,951  $12,683,735  $4,063,342,264  $ 16,926,853  $ 878,759,131
  Balance Due From (To) VALIC General
   Account, Net                               (246,397)        16,607        4,072      (4,643,226)         (891)      (962,867)
  Receivable (Payable) For Mutual Fund
   Sales (Purchases), Net                      236,665        (29,433)      (2,296)      4,196,366           531        802,778
                                          ------------   ------------  -----------  --------------  ------------  -------------
Net Assets & Liabilities                  $117,630,636   $124,660,125  $12,685,511  $4,062,895,404  $ 16,926,493  $ 878,599,042
                                          ============   ============  ===========  ==============  ============  =============
CONTRACT OWNER RESERVES AND CAPITAL
  SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial Withdrawals
     with Right of Reinvestment)          $117,524,806   $123,221,745  $12,577,644  $4,059,351,394  $ 16,850,750  $ 878,457,955
  Reserves For Annuity Contracts On
   Benefit                                     105,830      1,438,380      107,867       3,544,010        75,743        141,087
                                          ------------   ------------  -----------  --------------  ------------  -------------
Total Contract Owner Reserves              117,630,636    124,660,125   12,685,511   4,062,895,404    16,926,493    878,599,042
  Capital Surplus                                   --             --           --              --            --             --
                                          ------------   ------------  -----------  --------------  ------------  -------------
Total Contract Owner Reserves and
  Capital Surplus                         $117,630,636   $124,660,125  $12,685,511  $4,062,895,404  $ 16,926,493  $ 878,599,042
                                          ============   ============  ===========  ==============  ============  =============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding          $117,524,806   $123,221,745  $12,577,644  $4,059,351,394  $ 16,850,750  $ 878,457,955
  Contracts in Payout (Annuitization)
   Period                                      105,830      1,438,380      107,867       3,544,010        75,743        141,087
  Funds Retained in Separate Account A
   by VALIC                                         --             --           --              --            --             --
                                          ------------   ------------  -----------  --------------  ------------  -------------
TOTAL NET ASSETS                          $117,630,636   $124,660,125  $12,685,511  $4,062,895,404  $ 16,926,493  $ 878,599,042
                                          ============   ============  ===========  ==============  ============  =============
  TOTAL UNITS OUTSTANDING                   32,589,747      3,009,347      172,564     505,169,258     1,093,976    477,197,431
                                          ============   ============  ===========  ==============  ============  =============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds             $  2,976,566   $  2,038,043  $   203,206  $   63,168,228  $    259,746  $  25,126,874
EXPENSES:
  Mortality And Expense Risk Charge          1,200,419      1,253,759       41,584      37,799,423       162,960      9,844,623
  Reimbursements Of Expenses                        --             --           --              --            --             --
                                          ------------   ------------  -----------  --------------  ------------  -------------
Net Investment Income (Loss)              $  1,776,147   $    784,284  $   161,622  $   25,368,805  $     96,786  $  15,282,251
                                          ------------   ------------  -----------  --------------  ------------  -------------
REALIZED GAINS (LOSSES) ON INVESTMENTS:
  Realized Gains (Losses) on Sale of
   Fund Shares                            $   (190,246)  $  1,887,673  $   240,450  $  174,319,024  $    193,618  $  49,094,019
  Capital Gains Distributions From
   Mutual Funds                                487,222      2,856,981      284,860      88,550,847       364,118             --
                                          ------------   ------------  -----------  --------------  ------------  -------------
Realized Gains (Losses) On Investments    $    296,976   $  4,744,654  $   525,310  $  262,869,871  $    557,736  $  49,094,019
                                          ------------   ------------  -----------  --------------  ------------  -------------
Change in Unrealized Appreciation
  (Depreciation) During The Period           3,635,728      8,845,386      854,477     172,298,142     1,227,423   (126,162,854)
                                          ------------   ------------  -----------  --------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS                              $  5,708,851   $ 14,374,324  $ 1,541,409  $  460,536,818  $  1,881,945  $ (61,786,584)
                                          ============   ============  ===========  ==============  ============  =============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                     STATEMENTS OF OPERATIONS (CONTINUED)


                                             VALIC         VALIC                                                       VALIC
                                           COMPANY I     COMPANY I                         VALIC         VALIC       COMPANY I
                                         GLOBAL SOCIAL     INT'L       VALIC COMPANY     COMPANY I     COMPANY I     SCIENCE &
                                           AWARENESS    GOVERNMENT   I SMALL CAP INDEX  CORE EQUITY    GROWTH &     TECHNOLOGY
                                             FUND        BOND FUND         FUND            FUND       INCOME FUND      FUND
                                         ------------- ------------  ----------------- ------------  ------------  ------------
                                          DIVISION 12   DIVISION 13     DIVISION 14     DIVISION 15   DIVISION 16   DIVISION 17
                                         ------------- ------------  ----------------- ------------  ------------  ------------
STATEMENTS OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value                  $404,866,973  $171,112,183   $1,051,340,573   $270,596,731  $112,615,320  $942,271,744
  Balance Due From (To) VALIC General
   Account, Net                              (690,419)      (83,890)        (598,582)      (185,237)      (68,194)     (594,814)
  Receivable (Payable) For Mutual Fund
   Sales (Purchases), Net                     657,956        47,575          471,041        160,637        53,213       523,249
                                         ------------  ------------   --------------   ------------  ------------  ------------
Net Assets & Liabilities                 $404,834,510  $171,075,868   $1,051,213,032   $270,572,131  $112,600,339  $942,200,179
                                         ============  ============   ==============   ============  ============  ============
CONTRACT OWNER RESERVES AND CAPITAL
  SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial Withdrawals
     with Right of Reinvestment)         $404,510,426  $171,036,424   $1,050,664,333   $270,347,250  $112,541,113  $941,451,861
  Reserves For Annuity Contracts On
   Benefit                                    324,084        39,444          548,699        224,881        59,226       748,318
                                         ------------  ------------   --------------   ------------  ------------  ------------
Total Contract Owner Reserves             404,834,510   171,075,868    1,051,213,032    270,572,131   112,600,339   942,200,179
  Capital Surplus                                  --            --               --             --            --            --
                                         ------------  ------------   --------------   ------------  ------------  ------------
Total Contract Owner Reserves and
  Capital Surplus                        $404,834,510  $171,075,868   $1,051,213,032   $270,572,131  $112,600,339  $942,200,179
                                         ============  ============   ==============   ============  ============  ============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding         $404,510,426  $171,036,424   $1,050,664,333   $270,347,250  $112,541,113  $941,451,861
  Contracts in Payout (Annuitization)
   Period                                     324,084        39,444          548,699        224,881        59,226       748,318
  Funds Retained in Separate Account A
   by VALIC                                        --            --               --             --            --            --
                                         ------------  ------------   --------------   ------------  ------------  ------------
TOTAL NET ASSETS                         $404,834,510  $171,075,868   $1,051,213,032   $270,572,131  $112,600,339  $942,200,179
                                         ============  ============   ==============   ============  ============  ============
  TOTAL UNITS OUTSTANDING                  71,601,445    57,426,985      181,699,697     79,935,820    32,066,741   207,052,425
                                         ============  ============   ==============   ============  ============  ============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds            $  5,746,429  $  3,295,668   $   13,039,688   $  3,124,634  $    775,790  $  1,118,551
EXPENSES:
  Mortality And Expense Risk Charge         3,807,320     1,789,001        9,914,975      2,571,014     1,023,523     8,607,063
  Reimbursements Of Expenses                       --            --               --             --            --            --
                                         ------------  ------------   --------------   ------------  ------------  ------------
Net Investment Income (Loss)             $  1,939,109  $  1,506,667   $    3,124,713   $    553,620  $   (247,733) $ (7,488,512)
                                         ------------  ------------   --------------   ------------  ------------  ------------
REALIZED GAINS (LOSSES) ON INVESTMENTS:
  Realized Gains (Losses) on Sale of
   Fund Shares                           $ 22,545,731  $   (448,514)  $   59,638,364   $ 15,276,963  $  5,218,507  $ 52,579,289
  Capital Gains Distributions From
   Mutual Funds                                    --     2,056,407       24,084,102             --            --            --
                                         ------------  ------------   --------------   ------------  ------------  ------------
Realized Gains (Losses) On Investments   $ 22,545,731  $  1,607,893   $   83,722,466   $ 15,276,963  $  5,218,507  $ 52,579,289
                                         ------------  ------------   --------------   ------------  ------------  ------------
Change in Unrealized Appreciation
  (Depreciation) During The Period          3,114,524    (2,397,520)     (49,143,736)    10,703,355     8,091,245    69,032,959
                                         ------------  ------------   --------------   ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS                             $ 27,599,364  $    717,040   $   37,703,443   $ 26,533,938  $ 13,062,019  $114,123,736
                                         ============  ============   ==============   ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                     STATEMENTS OF OPERATIONS (CONTINUED)


                                             VALIC         VALIC         VALIC
                                           COMPANY I     COMPANY I     COMPANY I     VANGUARD LT    VANGUARD
                                           SMALL CAP   INTERNATIONAL DIVIDEND VALUE  INVESTMENT     LONG-TERM      VANGUARD
                                             FUND       GROWTH FUND       FUND       GRADE FUND   TREASURY FUND WINDSOR II FUND
                                         ------------  ------------- -------------- ------------  ------------- ---------------
                                          DIVISION 18   DIVISION 20   DIVISION 21    DIVISION 22   DIVISION 23    DIVISION 24
                                         ------------  ------------- -------------- ------------  ------------- ---------------
STATEMENTS OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value                  $359,723,347  $508,003,028   $640,618,271  $329,616,764  $264,789,467  $1,845,960,140
  Balance Due From (To) VALIC General
   Account, Net                              (334,804)     (784,125)      (247,392)     (270,482)      (25,049)       (207,583)
  Receivable (Payable) For Mutual Fund
   Sales (Purchases), Net                     306,333       722,878        107,213       197,424        (7,972)         30,144
                                         ------------  ------------   ------------  ------------  ------------  --------------
Net Assets & Liabilities                 $359,694,876  $507,941,781   $640,478,092  $329,543,706  $264,756,446  $1,845,782,701
                                         ============  ============   ============  ============  ============  ==============
CONTRACT OWNER RESERVES AND CAPITAL
  SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial Withdrawals
     with Right of Reinvestment)         $359,408,083  $507,501,611   $640,353,292  $329,503,036  $264,696,567  $1,845,178,806
  Reserves For Annuity Contracts On
   Benefit                                    286,793       440,170        124,800        40,670        59,879         603,895
                                         ------------  ------------   ------------  ------------  ------------  --------------
Total Contract Owner Reserves             359,694,876   507,941,781    640,478,092   329,543,706   264,756,446   1,845,782,701
  Capital Surplus                                  --            --             --            --            --              --
                                         ------------  ------------   ------------  ------------  ------------  --------------
Total Contract Owner Reserves and
  Capital Surplus                        $359,694,876  $507,941,781   $640,478,092  $329,543,706  $264,756,446  $1,845,782,701
                                         ============  ============   ============  ============  ============  ==============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding         $359,408,083  $507,501,611   $640,353,292  $329,503,036  $264,696,567  $1,845,178,806
  Contracts in Payout (Annuitization)
   Period                                     286,793       440,170        124,800        40,670        59,879         603,895
  Funds Retained in Separate Account A
   by VALIC                                        --            --             --            --            --              --
                                         ------------  ------------   ------------  ------------  ------------  --------------
TOTAL NET ASSETS                         $359,694,876  $507,941,781   $640,478,092  $329,543,706  $264,756,446  $1,845,782,701
                                         ============  ============   ============  ============  ============  ==============
  TOTAL UNITS OUTSTANDING                  77,943,885   181,601,798    240,335,034   100,256,577    79,135,118     501,441,266
                                         ============  ============   ============  ============  ============  ==============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds            $  1,199,599  $ 10,215,495   $ 10,616,211  $ 11,976,600  $  7,628,235  $   39,685,405
EXPENSES:
  Mortality And Expense Risk Charge         3,507,773     5,231,177      5,549,560     3,251,759     2,959,083      21,114,919
  Reimbursements Of Expenses                       --            --             --      (664,303)     (612,201)             --
                                         ------------  ------------   ------------  ------------  ------------  --------------
Net Investment Income (Loss)             $ (2,308,174) $  4,984,318   $  5,066,651  $  9,389,144  $  5,281,353  $   18,570,486
                                         ------------  ------------   ------------  ------------  ------------  --------------
REALIZED GAINS (LOSSES) ON INVESTMENTS:
  Realized Gains (Losses) on Sale of
   Fund Shares                           $ 27,706,186  $ 34,047,688   $ 25,185,820  $  3,388,734  $    178,525  $   60,434,684
  Capital Gains Distributions From
   Mutual Funds                            16,938,654            --             --     4,554,181     3,858,679     119,070,081
                                         ------------  ------------   ------------  ------------  ------------  --------------
Realized Gains (Losses) On Investments   $ 44,644,840  $ 34,047,688   $ 25,185,820  $  7,942,915  $  4,037,204  $  179,504,765
                                         ------------  ------------   ------------  ------------  ------------  --------------
Change in Unrealized Appreciation
  (Depreciation) During The Period        (32,407,076)  (63,133,800)    16,177,301    23,538,005    43,574,067     (32,096,293)
                                         ------------  ------------   ------------  ------------  ------------  --------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS                             $  9,929,590  $(24,101,794)  $ 46,429,772  $ 40,870,064  $ 52,892,624  $  165,978,958
                                         ============  ============   ============  ============  ============  ==============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                     STATEMENTS OF OPERATIONS (CONTINUED)


                                                             VALIC
                                                          COMPANY II       VALIC         VALIC         VALIC         VALIC
                                                         INTERNATIONAL  COMPANY II    COMPANY II    COMPANY II    COMPANY II
                                            VANGUARD     OPPORTUNITIES   SMALL CAP     SMALL CAP      MID CAP    MID CAP VALUE
                                         WELLINGTON FUND     FUND       GROWTH FUND   VALUE FUND    GROWTH FUND      FUND
                                         --------------- ------------- ------------  ------------  ------------  -------------
                                           DIVISION 25    DIVISION 33   DIVISION 35   DIVISION 36   DIVISION 37   DIVISION 38
                                         --------------- ------------- ------------  ------------  ------------  -------------
STATEMENTS OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value                  $1,830,395,491  $546,286,328  $ 92,195,910  $531,540,766  $131,222,017  $866,549,502
  Balance Due From (To) VALIC General
   Account, Net                                (364,343)      410,872      (159,316)     (355,238)     (293,749)     (773,582)
  Receivable (Payable) For Mutual Fund
   Sales (Purchases), Net                       120,714      (469,441)      149,795       305,589       274,210       648,844
                                         --------------  ------------  ------------  ------------  ------------  ------------
Net Assets & Liabilities                 $1,830,151,862  $546,227,759  $ 92,186,389  $531,491,117  $131,202,478  $866,424,764
                                         ==============  ============  ============  ============  ============  ============
CONTRACT OWNER RESERVES AND CAPITAL
  SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial Withdrawals
     with Right of Reinvestment)         $1,823,893,671  $546,151,823  $ 92,177,624  $531,341,981  $131,198,806  $866,263,106
  Reserves For Annuity Contracts On
   Benefit                                    6,258,191        75,936         8,765       149,136         3,672       161,658
                                         --------------  ------------  ------------  ------------  ------------  ------------
Total Contract Owner Reserves             1,830,151,862   546,227,759    92,186,389   531,491,117   131,202,478   866,424,764
  Capital Surplus                                    --            --            --            --            --            --
                                         --------------  ------------  ------------  ------------  ------------  ------------
Total Contract Owner Reserves and
  Capital Surplus                        $1,830,151,862  $546,227,759  $ 92,186,389  $531,491,117  $131,202,478  $866,424,764
                                         ==============  ============  ============  ============  ============  ============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding         $1,823,893,671  $546,151,823  $ 92,177,624  $531,341,981  $131,198,806  $866,263,106
  Contracts in Payout (Annuitization)
   Period                                     6,258,191        75,936         8,765       149,136         3,672       161,658
  Funds Retained in Separate Account A
   by VALIC                                          --            --            --            --            --            --
                                         --------------  ------------  ------------  ------------  ------------  ------------
TOTAL NET ASSETS                         $1,830,151,862  $546,227,759  $ 92,186,389  $531,491,117  $131,202,478  $866,424,764
                                         ==============  ============  ============  ============  ============  ============
  TOTAL UNITS OUTSTANDING                   475,391,228   264,766,357    34,657,295   147,595,202    70,016,818   167,438,143
                                         ==============  ============  ============  ============  ============  ============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds            $   45,182,261  $  7,092,285  $         --  $  4,697,379  $     89,030  $  2,570,587
EXPENSES:
  Mortality And Expense Risk Charge          21,439,551     5,463,349       916,020     4,872,356     1,320,882     8,141,429
  Reimbursements Of Expenses                         --    (1,401,915)     (236,824)   (1,262,291)     (338,506)   (2,134,443)
                                         --------------  ------------  ------------  ------------  ------------  ------------
Net Investment Income (Loss)             $   23,742,710  $  3,030,851  $   (679,196) $  1,087,314  $   (893,346) $ (3,436,399)
                                         --------------  ------------  ------------  ------------  ------------  ------------
REALIZED GAINS (LOSSES) ON INVESTMENTS:
  Realized Gains (Losses) on Sale of
   Fund Shares                           $   36,738,079  $ 25,435,667  $  7,546,365  $ 17,119,773  $ 10,575,574  $ 42,852,675
  Capital Gains Distributions From
   Mutual Funds                              67,238,277            --     7,612,315    50,030,373    11,470,466    51,288,177
                                         --------------  ------------  ------------  ------------  ------------  ------------
Realized Gains (Losses) On Investments   $  103,976,356  $ 25,435,667  $ 15,158,680  $ 67,150,146  $ 22,046,040  $ 94,140,852
                                         --------------  ------------  ------------  ------------  ------------  ------------
Change in Unrealized Appreciation
  (Depreciation) During The Period           18,992,489   (61,968,062)  (15,816,685)  (44,005,635)  (19,052,788)  (41,124,021)
                                         --------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS                             $  146,711,555  $(33,501,544) $ (1,337,201) $ 24,231,825  $  2,099,906  $ 49,580,432
                                         ==============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                     STATEMENTS OF OPERATIONS (CONTINUED)


                                            VALIC                       VALIC                                      VALIC
                                          COMPANY II      VALIC      COMPANY II      VALIC          VALIC        COMPANY II
                                           CAPITAL     COMPANY II     SOCIALLY     COMPANY II     COMPANY I      AGGRESSIVE
                                         APPRECIATION   LARGE CAP    RESPONSIBLE  MONEY MARKET  NASDAQ-100 (R)     GROWTH
                                             FUND      VALUE FUND       FUND        II FUND       INDEX FUND   LIFESTYLE FUND
                                         ------------ ------------  ------------  ------------  -------------- --------------
                                         DIVISION 39   DIVISION 40   DIVISION 41  DIVISION 44    DIVISION 46    DIVISION 48
                                         ------------ ------------  ------------  ------------  -------------- --------------
STATEMENTS OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value                  $42,155,018  $194,427,511  $716,146,664  $158,700,350   $256,162,518   $515,236,821
  Balance Due From (To) VALIC General
   Account, Net                              (10,682)     (102,341)     (552,833)      122,753       (310,461)       234,886
  Receivable (Payable) For Mutual Fund
   Sales (Purchases), Net                      3,574        60,417       449,028      (135,189)       288,526       (331,734)
                                         -----------  ------------  ------------  ------------   ------------   ------------
Net Assets & Liabilities                 $42,147,910  $194,385,587  $716,042,859  $158,687,914   $256,140,583   $515,139,973
                                         ===========  ============  ============  ============   ============   ============
CONTRACT OWNER RESERVES AND CAPITAL
  SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial Withdrawals
     with Right of Reinvestment)         $42,147,910  $194,383,950  $715,996,850  $158,656,899   $256,105,380   $515,075,112
  Reserves For Annuity Contracts On
   Benefit                                        --         1,637        46,009        31,015         35,203         64,861
                                         -----------  ------------  ------------  ------------   ------------   ------------
Total Contract Owner Reserves             42,147,910   194,385,587   716,042,859   158,687,914    256,140,583    515,139,973
  Capital Surplus                                 --            --            --            --             --             --
                                         -----------  ------------  ------------  ------------   ------------   ------------
Total Contract Owner Reserves and
  Capital Surplus                        $42,147,910  $194,385,587  $716,042,859  $158,687,914   $256,140,583   $515,139,973
                                         ===========  ============  ============  ============   ============   ============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding         $42,147,910  $194,383,950  $715,996,850  $158,656,899   $256,105,380   $515,075,112
  Contracts in Payout (Annuitization)
   Period                                         --         1,637        46,009        31,015         35,203         64,861
  Funds Retained in Separate Account A
   by VALIC                                       --            --            --            --             --             --
                                         -----------  ------------  ------------  ------------   ------------   ------------
TOTAL NET ASSETS                         $42,147,910  $194,385,587  $716,042,859  $158,687,914   $256,140,583   $515,139,973
                                         ===========  ============  ============  ============   ============   ============
  TOTAL UNITS OUTSTANDING                 25,635,002    70,147,074   287,490,737   129,017,658    221,062,156    185,272,756
                                         ===========  ============  ============  ============   ============   ============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds            $   184,249  $  2,164,086  $  8,835,983  $     17,127   $  1,619,674   $  4,485,453
EXPENSES:
  Mortality And Expense Risk Charge          405,259     1,862,583     6,430,938     1,641,488      2,126,421      4,728,407
  Reimbursements Of Expenses                (105,341)     (476,419)   (1,645,578)     (420,788)            --     (1,218,153)
                                         -----------  ------------  ------------  ------------   ------------   ------------
Net Investment Income (Loss)             $  (115,669) $    777,922  $  4,050,623  $ (1,203,573)  $   (506,747)  $    975,199
                                         -----------  ------------  ------------  ------------   ------------   ------------
REALIZED GAINS (LOSSES) ON INVESTMENTS:
  Realized Gains (Losses) on Sale of
   Fund Shares                           $ 3,914,663  $ 11,031,383  $ 38,450,246  $         (1)  $  8,840,645   $  7,666,832
  Capital Gains Distributions From
   Mutual Funds                                   --            --            --            --      1,039,171      4,164,561
                                         -----------  ------------  ------------  ------------   ------------   ------------
Realized Gains (Losses) On Investments   $ 3,914,663  $ 11,031,383  $ 38,450,246  $         (1)  $  9,879,816   $ 11,831,393
                                         -----------  ------------  ------------  ------------   ------------   ------------
Change in Unrealized Appreciation
  (Depreciation) During The Period          (663,590)    6,232,249    48,243,514             1     26,589,549      4,206,949
                                         -----------  ------------  ------------  ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS                             $ 3,135,404  $ 18,041,554  $ 90,744,383  $ (1,203,573)  $ 35,962,618   $ 17,013,541
                                         ===========  ============  ============  ============   ============   ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                     STATEMENTS OF OPERATIONS (CONTINUED)


                                             VALIC          VALIC
                                           COMPANY II     COMPANY II                   VANGUARD      VANGUARD       VALIC
                                            MODERATE     CONSERVATIVE    VANGUARD    LIFESTRATEGY  LIFESTRATEGY  COMPANY II
                                             GROWTH         GROWTH     LIFESTRATEGY    MODERATE    CONSERVATIVE   CORE BOND
                                         LIFESTYLE FUND LIFESTYLE FUND GROWTH FUND   GROWTH FUND   GROWTH FUND      FUND
                                         -------------- -------------- ------------  ------------  ------------ ------------
                                          DIVISION 49    DIVISION 50   DIVISION 52   DIVISION 53   DIVISION 54   DIVISION 58
                                         -------------- -------------- ------------  ------------  ------------ ------------
STATEMENTS OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value                   $796,992,982   $325,022,513  $214,139,919  $224,639,900  $84,509,367  $714,180,447
  Balance Due From (To) VALIC General
   Account, Net                               (279,175)       287,047        24,440      (113,979)      24,585      (734,114)
  Receivable (Payable) For Mutual Fund
   Sales (Purchases), Net                      171,781       (321,446)      (48,861)       87,491      (32,502)      637,216
                                          ------------   ------------  ------------  ------------  -----------  ------------
Net Assets & Liabilities                  $796,885,588   $324,988,114  $214,115,498  $224,613,412  $84,501,450  $714,083,549
                                          ============   ============  ============  ============  ===========  ============
CONTRACT OWNER RESERVES AND CAPITAL
  SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial Withdrawals
     with Right of Reinvestment)          $796,855,056   $324,560,454  $214,096,627  $224,603,392  $84,501,450  $714,071,176
  Reserves For Annuity Contracts On
   Benefit                                      30,532        427,660        18,871        10,020           --        12,373
                                          ------------   ------------  ------------  ------------  -----------  ------------
Total Contract Owner Reserves              796,885,588    324,988,114   214,115,498   224,613,412   84,501,450   714,083,549
  Capital Surplus                                   --             --            --            --           --            --
                                          ------------   ------------  ------------  ------------  -----------  ------------
Total Contract Owner Reserves and
  Capital Surplus                         $796,885,588   $324,988,114  $214,115,498  $224,613,412  $84,501,450  $714,083,549
                                          ============   ============  ============  ============  ===========  ============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding          $796,855,056   $324,560,454  $214,096,627  $224,603,392  $84,501,450  $714,071,176
  Contracts in Payout (Annuitization)
   Period                                       30,532        427,660        18,871        10,020           --        12,373
  Funds Retained in Separate Account A
   by VALIC                                         --             --            --            --           --            --
                                          ------------   ------------  ------------  ------------  -----------  ------------
TOTAL NET ASSETS                          $796,885,588   $324,988,114  $214,115,498  $224,613,412  $84,501,450  $714,083,549
                                          ============   ============  ============  ============  ===========  ============
  TOTAL UNITS OUTSTANDING                  281,014,873    123,317,311    99,085,411   106,092,172   42,734,911   362,992,295
                                          ============   ============  ============  ============  ===========  ============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds             $  9,545,873   $  5,863,627  $  4,431,351  $  4,624,396  $ 1,759,456  $ 13,177,531
EXPENSES:
  Mortality And Expense Risk Charge          7,332,843      3,001,651     2,550,523     2,675,852    1,001,486     6,830,565
  Reimbursements Of Expenses                (1,877,521)      (763,997)           --            --           --    (1,761,282)
                                          ------------   ------------  ------------  ------------  -----------  ------------
Net Investment Income (Loss)              $  4,090,551   $  3,625,973  $  1,880,828  $  1,948,544  $   757,970  $  8,108,248
                                          ------------   ------------  ------------  ------------  -----------  ------------
REALIZED GAINS (LOSSES) ON INVESTMENTS:
  Realized Gains (Losses) on Sale of
   Fund Shares                            $  5,696,847   $  6,202,694  $  3,342,935  $  6,410,171  $ 2,866,581  $ 11,540,787
  Capital Gains Distributions From
   Mutual Funds                             18,510,975      7,896,826     1,373,325     1,450,223    2,051,249     5,076,667
                                          ------------   ------------  ------------  ------------  -----------  ------------
Realized Gains (Losses) On Investments    $ 24,207,822   $ 14,099,520  $  4,716,260  $  7,860,394  $ 4,917,830  $ 16,617,454
                                          ------------   ------------  ------------  ------------  -----------  ------------
Change in Unrealized Appreciation
  (Depreciation) During The Period          (2,772,870)    (9,459,411)    5,321,192     2,482,995   (1,170,998)    7,641,574
                                          ------------   ------------  ------------  ------------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS                              $ 25,525,503   $  8,266,082  $ 11,918,280  $ 12,291,933  $ 4,504,802  $ 32,367,276
                                          ============   ============  ============  ============  ===========  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                     STATEMENTS OF OPERATIONS (CONTINUED)


                                                                                                    AMERICAN
                                             VALIC          VALIC                                    BEACON         VALIC
                                           COMPANY II    COMPANY II                    ARIEL      HOLLAND LARGE   COMPANY I
                                         STRATEGIC BOND  HIGH YIELD                 APPRECIATION   CAP GROWTH     BLUE CHIP
                                              FUND        BOND FUND    ARIEL FUND       FUND          FUND       GROWTH FUND
                                         -------------- ------------  ------------  ------------  ------------- ------------
                                          DIVISION 59    DIVISION 60   DIVISION 68  DIVISION 69    DIVISION 70   DIVISION 72
                                         -------------- ------------  ------------  ------------  ------------- ------------
STATEMENTS OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value                   $607,660,947  $338,396,835  $482,796,006  $469,256,372   $67,200,466  $542,678,611
  Balance Due From (To) VALIC General
   Account, Net                               (183,151)     (166,837)     (389,857)     (241,537)      (31,042)     (652,315)
  Receivable (Payable) For Mutual Fund
   Sales (Purchases), Net                       70,366       102,085       331,694       212,473        21,332       562,211
                                          ------------  ------------  ------------  ------------   -----------  ------------
Net Assets & Liabilities                  $607,548,162  $338,332,083  $482,737,843  $469,227,308   $67,190,756  $542,588,507
                                          ============  ============  ============  ============   ===========  ============
CONTRACT OWNER RESERVES AND CAPITAL
  SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial Withdrawals
     with Right of Reinvestment)          $607,376,083  $338,317,169  $482,546,627  $468,810,317   $67,179,248  $542,536,286
  Reserves For Annuity Contracts On
   Benefit                                     172,079        14,914       191,216       416,991        11,508        52,221
                                          ------------  ------------  ------------  ------------   -----------  ------------
Total Contract Owner Reserves              607,548,162   338,332,083   482,737,843   469,227,308    67,190,756   542,588,507
  Capital Surplus                                   --            --            --            --            --            --
                                          ------------  ------------  ------------  ------------   -----------  ------------
Total Contract Owner Reserves and
  Capital Surplus                         $607,548,162  $338,332,083  $482,737,843  $469,227,308   $67,190,756  $542,588,507
                                          ============  ============  ============  ============   ===========  ============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding          $607,376,083  $338,317,169  $482,546,627  $468,810,317   $67,179,248  $542,536,286
  Contracts in Payout (Annuitization)
   Period                                      172,079        14,914       191,216       416,991        11,508        52,221
  Funds Retained in Separate Account A
   by VALIC                                         --            --            --            --            --            --
                                          ------------  ------------  ------------  ------------   -----------  ------------
TOTAL NET ASSETS                          $607,548,162  $338,332,083  $482,737,843  $469,227,308   $67,190,756  $542,588,507
                                          ============  ============  ============  ============   ===========  ============
  TOTAL UNITS OUTSTANDING                  227,800,046   136,270,181   151,989,478   146,499,456    40,202,025   316,697,102
                                          ============  ============  ============  ============   ===========  ============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds             $ 22,074,498  $ 15,905,396  $  2,649,122  $  3,251,280   $        --  $    905,519
EXPENSES:
  Mortality And Expense Risk Charge          5,838,326     3,248,079     5,457,957     5,303,414       813,156     5,220,870
  Reimbursements Of Expenses                (1,500,880)     (822,727)   (1,161,006)   (1,107,933)     (169,745)           --
                                          ------------  ------------  ------------  ------------   -----------  ------------
Net Investment Income (Loss)              $ 17,737,052  $ 13,480,044  $ (1,647,829) $   (944,201)  $  (643,411) $ (4,315,351)
                                          ------------  ------------  ------------  ------------   -----------  ------------
REALIZED GAINS (LOSSES) ON INVESTMENTS:
  Realized Gains (Losses) on Sale of
   Fund Shares                            $  8,180,756  $  6,805,521  $ 39,930,548  $ 28,143,785   $ 4,632,685  $ 36,192,240
  Capital Gains Distributions From
   Mutual Funds                              5,828,300            --    56,186,831    47,970,768     6,338,534    20,404,464
                                          ------------  ------------  ------------  ------------   -----------  ------------
Realized Gains (Losses) On Investments    $ 14,009,056  $  6,805,521  $ 96,117,379  $ 76,114,553   $10,971,219  $ 56,596,704
                                          ------------  ------------  ------------  ------------   -----------  ------------
Change in Unrealized Appreciation
  (Depreciation) During The Period         (13,077,173)  (13,695,582)  (50,272,170)  (44,016,385)   (6,298,280)   (9,881,934)
                                          ------------  ------------  ------------  ------------   -----------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS                              $ 18,668,935  $  6,589,983  $ 44,197,380  $ 31,153,967   $ 4,029,528  $ 42,399,419
                                          ============  ============  ============  ============   ===========  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                     STATEMENTS OF OPERATIONS (CONTINUED)


                                                                          VALIC
                                              VALIC                     COMPANY I       VALIC         VALIC
                                            COMPANY I        VALIC      BROAD CAP     COMPANY I     COMPANY I        VALIC
                                         HEALTH SCIENCES   COMPANY I   VALUE INCOME   LARGE CAP     INFLATION      COMPANY I
                                              FUND        VALUE FUND       FUND       CORE FUND   PROTECTED FUND  GROWTH FUND
                                         --------------- ------------  ------------ ------------  -------------- ------------
                                           DIVISION 73    DIVISION 74  DIVISION 75   DIVISION 76   DIVISION 77    DIVISION 78
                                         --------------- ------------  ------------ ------------  -------------- ------------
STATEMENTS OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value                   $741,407,998   $104,127,851  $49,564,289  $168,573,855   $447,434,489  $976,850,823
  Balance Due From (To) VALIC General
   Account, Net                                 94,798       (162,201)      19,352      (285,324)      (369,290)     (546,117)
  Receivable (Payable) For Mutual Fund
   Sales (Purchases), Net                     (151,604)       136,482      (25,674)      258,758        288,047       432,554
                                          ------------   ------------  -----------  ------------   ------------  ------------
Net Assets & Liabilities                  $741,351,192   $104,102,132  $49,557,967  $168,547,289   $447,353,246  $976,737,260
                                          ============   ============  ===========  ============   ============  ============
CONTRACT OWNER RESERVES AND CAPITAL
  SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial Withdrawals
     with Right of Reinvestment)          $741,216,793   $104,097,735  $49,557,967  $168,512,626   $447,223,607  $976,421,274
  Reserves For Annuity Contracts On
   Benefit                                     134,399          4,397           --        34,663        129,639       315,986
                                          ------------   ------------  -----------  ------------   ------------  ------------
Total Contract Owner Reserves              741,351,192    104,102,132   49,557,967   168,547,289    447,353,246   976,737,260
  Capital Surplus                                   --             --           --            --             --            --
                                          ------------   ------------  -----------  ------------   ------------  ------------
Total Contract Owner Reserves and
  Capital Surplus                         $741,351,192   $104,102,132  $49,557,967  $168,547,289   $447,353,246  $976,737,260
                                          ============   ============  ===========  ============   ============  ============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding          $741,216,793   $104,097,735  $49,557,967  $168,512,626   $447,223,607  $976,421,274
  Contracts in Payout (Annuitization)
   Period                                      134,399          4,397           --        34,663        129,639       315,986
  Funds Retained in Separate Account A
   by VALIC                                         --             --           --            --             --            --
                                          ------------   ------------  -----------  ------------   ------------  ------------
TOTAL NET ASSETS                          $741,351,192   $104,102,132  $49,557,967  $168,547,289   $447,353,246  $976,737,260
                                          ============   ============  ===========  ============   ============  ============
  TOTAL UNITS OUTSTANDING                  180,846,975     51,425,430   28,660,183    77,828,282    343,815,581   577,668,720
                                          ============   ============  ===========  ============   ============  ============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds             $         --   $  1,704,617  $   543,449  $  1,553,893   $  8,033,812  $  7,940,901
EXPENSES:
  Mortality And Expense Risk Charge          5,965,007      1,019,158      444,306     1,612,000      4,200,173     9,240,053
  Reimbursements Of Expenses                        --             --           --            --             --            --
                                          ------------   ------------  -----------  ------------   ------------  ------------
Net Investment Income (Loss)              $ (5,965,007)  $    685,459  $    99,143  $    (58,107)  $  3,833,639  $ (1,299,152)
                                          ------------   ------------  -----------  ------------   ------------  ------------
REALIZED GAINS (LOSSES) ON INVESTMENTS:
  Realized Gains (Losses) on Sale of
   Fund Shares                            $ 22,742,245   $  9,358,318  $ 2,885,119  $ 13,963,230   $  4,281,070  $ 65,683,369
  Capital Gains Distributions From
   Mutual Funds                             19,399,034             --           --    11,413,428      2,126,937            --
                                          ------------   ------------  -----------  ------------   ------------  ------------
Realized Gains (Losses) On Investments    $ 42,141,279   $  9,358,318  $ 2,885,119  $ 25,376,658   $  6,408,007  $ 65,683,369
                                          ------------   ------------  -----------  ------------   ------------  ------------
Change in Unrealized Appreciation
  (Depreciation) During The Period         129,200,176        458,938     (127,012)   (5,726,807)    (2,410,873)   26,266,489
                                          ------------   ------------  -----------  ------------   ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS                              $165,376,448   $ 10,502,715  $ 2,857,250  $ 19,591,744   $  7,830,773  $ 90,650,706
                                          ============   ============  ===========  ============   ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                     STATEMENTS OF OPERATIONS (CONTINUED)


                                                                                     VALIC                        VALIC
                                             VALIC     SUNAMERICA      VALIC       COMPANY I        VALIC       COMPANY I
                                           COMPANY I    2020 HIGH  COMPANY I MID   SMALL CAP      COMPANY I     SMALL CAP
                                         LARGE CAPITAL  WATERMARK  CAP STRATEGIC SPECIAL VALUES   SMALL MID    AGGRESSIVE
                                          GROWTH FUND   FUND FUND   GROWTH FUND       FUND       GROWTH FUND   GROWTH FUND
                                         ------------- ----------- ------------- -------------- ------------  ------------
                                          DIVISION 79  DIVISION 82  DIVISION 83   DIVISION 84    DIVISION 85   DIVISION 86
                                         ------------- ----------- ------------- -------------- ------------  ------------
STATEMENTS OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value                  $414,354,213  $9,769,523  $275,102,012   $222,249,392  $120,743,207  $106,192,825
  Balance Due From (To) VALIC General
   Account, Net                              (114,702)     (9,169)     (238,949)      (157,582)     (156,969)       30,948
  Receivable (Payable) For Mutual Fund
   Sales (Purchases), Net                      77,472       7,957       213,772        142,492       148,226       (42,376)
                                         ------------  ----------  ------------   ------------  ------------  ------------
Net Assets & Liabilities                 $414,316,983  $9,768,311  $275,076,835   $222,234,302  $120,734,464  $106,181,397
                                         ============  ==========  ============   ============  ============  ============
CONTRACT OWNER RESERVES AND CAPITAL
  SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial Withdrawals
     with Right of Reinvestment)         $414,187,276  $9,768,311  $275,023,855   $222,138,130  $120,722,839  $106,170,602
  Reserves For Annuity Contracts On
   Benefit                                    129,707          --        52,980         96,172        11,625        10,795
                                         ------------  ----------  ------------   ------------  ------------  ------------
Total Contract Owner Reserves             414,316,983   9,768,311   275,076,835    222,234,302   120,734,464   106,181,397
  Capital Surplus                                  --          --            --             --            --            --
                                         ------------  ----------  ------------   ------------  ------------  ------------
Total Contract Owner Reserves and
  Capital Surplus                        $414,316,983  $9,768,311  $275,076,835   $222,234,302  $120,734,464  $106,181,397
                                         ============  ==========  ============   ============  ============  ============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding         $414,187,276  $9,768,311  $275,023,855   $222,138,130  $120,722,839  $106,170,602
  Contracts in Payout (Annuitization)
   Period                                     129,707          --        52,980         96,172        11,625        10,795
  Funds Retained in Separate Account A
   by VALIC                                        --          --            --             --            --            --
                                         ------------  ----------  ------------   ------------  ------------  ------------
TOTAL NET ASSETS                         $414,316,983  $9,768,311  $275,076,835   $222,234,302  $120,734,464  $106,181,397
                                         ============  ==========  ============   ============  ============  ============
  TOTAL UNITS OUTSTANDING                 242,825,241   8,674,836   138,081,013    137,726,180    74,225,207    49,888,671
                                         ============  ==========  ============   ============  ============  ============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds            $  1,890,805  $  280,451  $  1,450,193   $  1,632,688  $     41,676  $         --
EXPENSES:
  Mortality And Expense Risk Charge         3,824,697     130,098     2,725,926      2,141,703     1,172,742     1,008,075
  Reimbursements Of Expenses                       --          --            --             --            --            --
                                         ------------  ----------  ------------   ------------  ------------  ------------
Net Investment Income (Loss)             $ (1,933,892) $  150,353  $ (1,275,733)  $   (509,015) $ (1,131,066) $ (1,008,075)
                                         ------------  ----------  ------------   ------------  ------------  ------------
REALIZED GAINS (LOSSES) ON INVESTMENTS:
  Realized Gains (Losses) on Sale of
   Fund Shares                           $ 17,976,609  $   97,930  $ 26,243,196   $ 17,363,689  $ 15,032,862  $ 13,339,502
  Capital Gains Distributions From
   Mutual Funds                            29,819,603          --     3,451,843             --     4,198,024     9,751,876
                                         ------------  ----------  ------------   ------------  ------------  ------------
Realized Gains (Losses) On Investments   $ 47,796,212  $   97,930  $ 29,695,039   $ 17,363,689  $ 19,230,886  $ 23,091,378
                                         ------------  ----------  ------------   ------------  ------------  ------------
Change in Unrealized Appreciation
  (Depreciation) During The Period         (5,990,003)     72,336   (22,584,657)    (3,910,808)   (6,529,628)  (13,770,831)
                                         ------------  ----------  ------------   ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS                             $ 39,872,317  $  320,619  $  5,834,649   $ 12,943,866  $ 11,570,192  $  8,312,472
                                         ============  ==========  ============   ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                     STATEMENTS OF OPERATIONS (CONTINUED)


                                         VALIC                                                                   VALIC
                                       COMPANY I        VALIC          VALIC         VALIC         INVESCO     COMPANY I
                                       EMERGING       COMPANY I      COMPANY I     COMPANY I    BALANCE-RISK    DYNAMIC
                                       ECONOMIES   GLOBAL STRATEGY FOREIGN VALUE  GLOBAL REAL     COMMODITY    ALLOCATION
                                         FUND           FUND           FUND       ESTATE FUND   STRATEGY FUND     FUND
                                     ------------  --------------- -------------  ------------  ------------- ------------
                                      DIVISION 87    DIVISION 88    DIVISION 89   DIVISION 101  DIVISION 102  DIVISION 103
                                     ------------  --------------- -------------  ------------  ------------- ------------
STATEMENTS OF ASSETS AND
LIABILITIES
AS OF DECEMBER 31, 2014
-----------------------
ASSETS AND LIABILITIES:
  Investments in Shares Of Mutual
   Funds, at Fair Value              $597,125,822   $506,716,640   $ 843,124,693  $407,259,568  $251,572,733  $270,147,907
  Balance Due From (To) VALIC
   General Account, Net                  (456,660)      (970,924)         (1,695)     (675,831)      358,191       281,421
  Receivable (Payable) For Mutual
   Fund Sales (Purchases), Net            410,109        907,862        (101,491)      676,117      (358,080)     (281,421)
                                     ------------   ------------   -------------  ------------  ------------  ------------
Net Assets & Liabilities             $597,079,271   $506,653,578   $ 843,021,507  $407,259,854  $251,572,844  $270,147,907
                                     ============   ============   =============  ============  ============  ============
CONTRACT OWNER RESERVES AND
  CAPITAL SURPLUS:
  Reserves For Redeemable Annuity
   Contracts (Net of Applicable
   Contract Loans--Partial
     Withdrawals with Right of
     Reinvestment)                   $596,985,392   $506,453,546   $ 842,926,790  $407,255,838  $251,518,388  $270,147,907
  Reserves For Annuity Contracts
   On Benefit                              93,879        200,032          94,717         4,016        54,456            --
                                     ------------   ------------   -------------  ------------  ------------  ------------
Total Contract Owner Reserves         597,079,271    506,653,578     843,021,507   407,259,854   251,572,844   270,147,907
  Capital Surplus                              --             --              --            --            --            --
                                     ------------   ------------   -------------  ------------  ------------  ------------
Total Contract Owner Reserves and
  Capital Surplus                    $597,079,271   $506,653,578   $ 843,021,507  $407,259,854  $251,572,844  $270,147,907
                                     ============   ============   =============  ============  ============  ============
NET ASSETS ATTRIBUTABLE TO:
  Accumulation Units Outstanding     $596,985,392   $506,453,546   $ 842,926,790  $407,255,838  $251,518,388  $270,147,907
  Contracts in Payout
   (Annuitization) Period                  93,879        200,032          94,717         4,016        54,456            --
  Funds Retained in Separate
   Account A by VALIC                          --             --              --            --            --            --
                                     ------------   ------------   -------------  ------------  ------------  ------------
TOTAL NET ASSETS                     $597,079,271   $506,653,578   $ 843,021,507  $407,259,854  $251,572,844  $270,147,907
                                     ============   ============   =============  ============  ============  ============
  TOTAL UNITS OUTSTANDING             665,527,598    263,440,548     662,436,646   305,179,712   356,396,958   225,671,418
                                     ============   ============   =============  ============  ============  ============
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
2014
-------------------------------
INVESTMENT INCOME:
  Dividends From Mutual Funds        $  8,705,970   $ 17,454,843   $  18,427,097  $ 16,716,109  $         --  $  3,684,566
EXPENSES:
  Mortality And Expense Risk Charge     5,619,507      5,074,725       9,035,410     3,488,620     2,468,960     2,558,752
  Reimbursements Of Expenses                   --             --              --            --            --            --
                                     ------------   ------------   -------------  ------------  ------------  ------------
Net Investment Income (Loss)         $  3,086,463   $ 12,380,118   $   9,391,687  $ 13,227,489  $ (2,468,960) $  1,125,814
                                     ------------   ------------   -------------  ------------  ------------  ------------
REALIZED GAINS (LOSSES) ON
  INVESTMENTS:
  Realized Gains (Losses) on Sale
   of Fund Shares                    $  6,995,109   $ 16,964,331   $  24,228,626  $ 13,869,801  $ (4,570,933) $  1,367,116
  Capital Gains Distributions From
   Mutual Funds                                --             --              --    20,198,545            --     4,428,904
                                     ------------   ------------   -------------  ------------  ------------  ------------
Realized Gains (Losses) On
  Investments                        $  6,995,109   $ 16,964,331   $  24,228,626  $ 34,068,346  $ (4,570,933) $  5,796,020
                                     ------------   ------------   -------------  ------------  ------------  ------------
Change in Unrealized Appreciation
  (Depreciation) During The Period    (48,702,291)   (24,159,475)   (151,697,082)  (11,459,586)  (39,879,947)    1,426,244
                                     ------------   ------------   -------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $(38,620,719)  $  5,184,974   $(118,076,769) $ 35,836,249  $(46,919,840) $  8,348,078
                                     ============   ============   =============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                      SCHEDULES OF PORTFOLIO INVESTMENTS
                               DECEMBER 31, 2014

                                                              NET ASSET VALUE   NET ASSET
UNDERLYING FUND                          DIVISION   SHARES       PER SHARE        VALUE           COST      LEVEL /(1)/
---------------                          -------- ----------- --------------- -------------- -------------- ----------
VALIC Company I Capital Conservation
  Fund                                      1         198,890     $10.02      $    1,992,882 $    1,871,071     1
VALIC Company I Capital Conservation
  Fund                                      7      17,501,326      10.02         175,363,289    180,418,145     1
VALIC Company I Money Market I Fund         2         509,509       1.00             509,509        509,510     1
VALIC Company I Money Market I Fund         6     331,177,095       1.00         331,177,095    331,177,097     1
VALIC Company I Mid Cap Index Fund          4     108,374,428      28.91       3,133,104,703  2,333,431,140     1
VALIC Company I Asset Allocation Fund       5      13,585,727      12.91         175,391,734    167,426,435     1
VALIC Company I Government Securities
  Fund                                      8      10,743,413      10.95         117,640,368    114,619,129     1
VALIC Company I Stock Index Fund           10A      3,329,051      37.45         124,672,951     86,097,556     1
VALIC Company I Stock Index Fund           10B        338,685      37.45          12,683,735      9,001,326     1
VALIC Company I Stock Index Fund           10C    108,500,461      37.45       4,063,342,264  3,096,590,992     1
VALIC Company I Stock Index Fund           10D        451,985      37.45          16,926,853     12,045,669     1
VALIC Company I International Equities
  Index Fund                               11     129,993,954       6.76         878,759,131  1,109,362,646     1
VALIC Company I Global Social Awareness
  Fund                                     12      18,901,353      21.42         404,866,973    413,219,914     1
VALIC Company I International
  Government Bond Fund                     13      14,575,143      11.74         171,112,183    197,045,200     1
VALIC Company I Small Cap Index Fund       14      48,160,356      21.83       1,051,340,573    810,070,920     1
VALIC Company I Core Equity Fund           15      13,536,605      19.99         270,596,731    232,821,416     1
VALIC Company I Growth & Income Fund       16       5,828,950      19.32         112,615,320     97,970,318     1
VALIC Company I Science & Technology
  Fund                                     17      34,239,526      27.52         942,271,744    663,201,580     1
VALIC Company I Small Cap Fund             18      22,454,641      16.02         359,723,347    294,358,908     1
VALIC Company I International Growth
  Fund                                     20      38,052,661      13.35         508,003,028    476,318,617     1
VALIC Company I Dividend Value Fund        21      45,530,794      14.07         640,618,271    504,154,381     1
Vanguard Long-Term Investment-Grade Fund   22      30,662,024      10.75         329,616,764    327,933,805     1
Vanguard Long-Term Treasury Fund           23      20,290,381      13.05         264,789,467    236,144,939     1
Vanguard Windsor II Fund                   24      49,476,284      37.31       1,845,960,140  1,524,948,223     1
Vanguard Wellington Fund                   25      46,753,397      39.15       1,830,395,491  1,500,908,837     1
VALIC Company II International
  Opportunities Fund                       33      37,571,274      14.54         546,286,328    653,024,940     1
VALIC Company II Small Cap Growth Fund     35       5,420,101      17.01          92,195,910     93,284,447     1
VALIC Company II Small Cap Value Fund      36      31,267,104      17.00         531,540,766    432,815,159     1
VALIC Company II Mid Cap Growth Fund       37      12,827,177      10.23         131,222,017    152,659,416     1
VALIC Company II Mid Cap Value Fund        38      34,717,528      24.96         866,549,502    674,150,289     1
VALIC Company II Capital Appreciation
  Fund                                     39       2,590,966      16.27          42,155,018     34,276,506     1
VALIC Company II Large Cap Value Fund      40      10,789,540      18.02         194,427,511    180,133,557     1
VALIC Company II Socially Responsible
  Fund                                     41      36,952,872      19.38         716,146,664    596,414,238     1
VALIC Company II Money Market II Fund      44     158,700,354       1.00         158,700,350    158,700,349     1
VALIC Company I Nasdaq-100(R) Index Fund   46      25,848,892       9.91         256,162,518    170,542,981     1
VALIC Company II Aggressive Growth
  Lifestyle Fund                           48      43,553,408      11.83         515,236,821    413,902,469     1
VALIC Company II Moderate Growth
  Lifestyle Fund                           49      51,887,564      15.36         796,992,982    675,501,393     1
VALIC Company II Conservative Growth
  Lifestyle Fund                           50      25,293,581      12.85         325,022,513    310,046,612     1
Vanguard LifeStrategy Growth Fund          52       7,432,833      28.81         214,139,919    168,329,103     1
Vanguard LifeStrategy Moderate Growth
  Fund                                     53       9,328,900      24.08         224,639,900    188,581,401     1
Vanguard LifeStrategy Conservative
  Growth Fund                              54       4,582,937      18.44          84,509,367     83,374,318     1
VALIC Company II Core Bond Fund            58      64,167,156      11.13         714,180,447    707,503,177     1
VALIC Company II Strategic Bond Fund       59      52,840,082      11.50         607,660,947    598,925,150     1
VALIC Company II High Yield Bond Fund      60      43,607,839       7.76         338,396,835    370,558,045     1
Ariel Fund                                 68       6,722,306      71.82         482,796,006    394,446,890     1
Ariel Appreciation Fund                    69       8,748,255      53.64         469,256,372    407,351,109     1
American Beacon Holland Large Cap
  Growth Fund                              70       2,628,098      25.57          67,200,466     62,813,298     1
VALIC Company I Blue Chip Growth Fund      72      29,397,541      18.46         542,678,611    335,303,953     1
VALIC Company I Health Sciences Fund       73      28,537,644      25.98         741,407,998    390,203,482     1
VALIC Company I Value Fund                 74       6,837,023      15.23         104,127,851    124,492,014     1

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                SCHEDULES OF PORTFOLIO INVESTMENTS (CONTINUED)
                               DECEMBER 31, 2014


                                                             NET ASSET VALUE  NET ASSET
UNDERLYING FUND                          DIVISION   SHARES      PER SHARE       VALUE       COST     LEVEL /(1)/
---------------                          -------- ---------- --------------- ----------- ----------- ----------
VALIC Company I Broad Cap Value Income
  Fund                                     75      3,097,768      16.00       49,564,289  40,631,260     1
VALIC Company I Large Cap Core Fund        76     10,826,837      15.57      168,573,855 137,745,648     1
VALIC Company I Inflation Protected Fund   77     40,236,914      11.12      447,434,489 445,389,820     1
VALIC Company I Growth Fund                78     54,817,667      17.82      976,850,823 595,263,650     1
VALIC Company I Large Capital Growth
  Fund                                     79     27,605,211      15.01      414,354,213 320,898,789     1
SunAmerica 2020 High Watermark Fund        82      1,084,298       9.01        9,769,523  12,665,865     1
VALIC Company I Mid Cap Strategic
  Growth Fund                              83     16,125,558      17.06      275,102,012 227,188,833     1
VALIC Company I Small Cap Special
  Values Fund                              84     15,243,442      14.58      222,249,392 183,249,900     1
VALIC Company I Small Mid Growth Fund      85      7,421,217      16.27      120,743,207  90,759,635     1
VALIC Company I Small Cap Aggressive
  Growth Fund                              86      6,397,158      16.60      106,192,825  95,761,486     1
VALIC Company I Emerging Economies Fund    87     79,405,029       7.52      597,125,822 710,986,907     1
VALIC Company I Global Strategy Fund       88     36,825,337      13.76      506,716,640 458,762,870     1
VALIC Company I Foreign Value Fund         89     85,945,433       9.81      843,124,693 913,794,308     1
VALIC Company I Global Real Estate Fund    101    45,966,091       8.86      407,259,568 392,441,255     1
Invesco Balanced-Risk Commodity
  Strategy Fund                            102    33,677,742       7.47      251,572,733 334,643,005     1
VALIC Company I Dynamic Allocation Fund    103    22,855,153      11.82      270,147,907 254,854,826     1

/(1)/ Represents the level within the fair value hieracrchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS

                                               VALIC COMPANY I            VALIC COMPANY I            VALIC COMPANY I
                                            CAPITAL CONSERVATION       CAPITAL CONSERVATION          MONEY MARKET I
                                                    FUND                       FUND                       FUND
                                          ------------------------  --------------------------  ------------------------
                                                 DIVISION 1                 DIVISION 7                 DIVISION 2
                                          ------------------------  --------------------------  ------------------------
                                            FOR THE      FOR THE      FOR THE       FOR THE       FOR THE      FOR THE
                                           YEAR ENDED   YEAR ENDED   YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED
                                          DECEMBER 31, DECEMBER 31, DECEMBER 31,  DECEMBER 31,  DECEMBER 31, DECEMBER 31,
                                              2014         2013         2014          2013          2014         2013
                                          ------------ ------------ ------------  ------------  ------------ ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)             $   44,630   $  (23,528) $  3,224,844  $ (1,771,536)   $ (5,141)    $ (5,663)
  Net Realized Gains (Losses) From
   Securities Transactions                     48,262        3,784     4,245,332     5,681,151          --           --
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period            13,233      (60,843)      573,127   (10,587,220)         --           --
                                           ----------   ----------  ------------  ------------    --------     --------
Increase (Decrease) In Net Assets From
  Operations                                  106,125      (80,587)    8,043,303    (6,677,605)     (5,141)      (5,663)
                                           ----------   ----------  ------------  ------------    --------     --------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners       13,717       21,378     8,835,106    14,167,918      17,025       48,608
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals              (275,098)     (97,084)  (18,480,584)  (20,405,806)    (48,539)     (71,189)
  Annuity Benefit Payments                       (364)        (310)       (4,952)       (5,030)         --           --
  Transfers Between Subaccounts
   (including fixed account), Net             (97,378)     (17,811)   13,099,373   (22,195,936)        627      (30,328)
  Contract Charges                               (875)      (1,032)      (17,531)      (19,474)       (185)        (270)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period              (25,569)      10,632        (1,117)      (30,125)         --           --
  Increase (decrease) in Amounts
   Retained in Separate Account A                  --           --            --            --          --           --
                                           ----------   ----------  ------------  ------------    --------     --------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions                (385,567)     (84,227)    3,430,295   (28,488,453)    (31,072)     (53,179)
                                           ----------   ----------  ------------  ------------    --------     --------
Total Increase (Decrease) In Net Assets      (279,442)    (164,814)   11,473,598   (35,166,058)    (36,213)     (58,842)
NET ASSETS:
Beginning Of Period                         2,269,909    2,434,723   163,873,067   199,039,125     545,637      604,479
                                           ----------   ----------  ------------  ------------    --------     --------
End Of Period                              $1,990,467   $2,269,909  $175,346,665  $163,873,067    $509,424     $545,637
                                           ==========   ==========  ============  ============    ========     ========

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                       VALIC COMPANY I                VALIC COMPANY I               VALIC COMPANY I
                                       MONEY MARKET I                  MID CAP INDEX               ASSET ALLOCATION
                                            FUND                           FUND                          FUND
                                ----------------------------  ------------------------------  --------------------------
                                         DIVISION 6                     DIVISION 4                    DIVISION 5
                                ----------------------------  ------------------------------  --------------------------
                                   FOR THE        FOR THE        FOR THE         FOR THE        FOR THE       FOR THE
                                  YEAR ENDED     YEAR ENDED     YEAR ENDED      YEAR ENDED     YEAR ENDED    YEAR ENDED
                                 DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,  DECEMBER 31,
                                     2014           2013           2014            2013           2014          2013
                                -------------  -------------  --------------  --------------  ------------  ------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS:
  Net Investment Income (Loss)  $  (3,243,278) $  (3,371,938) $    4,553,893  $  (27,044,908) $  1,323,137  $ (1,594,299)
  Net Realized Gains (Losses)
   From Securities
   Transactions                            --             --     265,209,920     142,177,771    14,646,480     5,633,061
  Net Change In Unrealized
   Appreciation
   (Depreciation) During The
   Period                                  --             --     (21,211,261)    659,353,832    (8,573,422)   18,624,613
                                -------------  -------------  --------------  --------------  ------------  ------------
Increase (Decrease) In Net
  Assets From Operations           (3,243,278)    (3,371,938)    248,552,552     774,486,695     7,396,195    22,663,375
                                -------------  -------------  --------------  --------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From
   Contract Owners                174,017,879    157,188,345     146,632,762     154,985,379    13,435,775    12,721,785
  Surrenders Of Accumulation
   Units By Terminations And
   Withdrawals                    (15,504,871)   (23,909,454)   (263,196,555)   (249,798,575)  (13,596,871)  (10,594,413)
  Annuity Benefit Payments             (1,215)        (1,153)       (114,172)        (98,858)      (18,798)      (17,848)
  Transfers Between
   Subaccounts (including
   fixed account), Net           (176,658,004)  (146,904,465)    (76,156,963)   (117,797,470)   (5,043,075)   (6,182,066)
  Contract Charges                   (127,653)      (133,722)       (235,156)       (241,310)      (23,611)      (23,364)
  Adjustments to Net Assets
   Allocated to Contracts in
   Payout Period                       (3,099)        (1,759)        (20,740)         54,733         7,452        16,016
  Increase (decrease) in
   Amounts Retained in
   Separate Account A                      --             --              --              --            --            --
                                -------------  -------------  --------------  --------------  ------------  ------------
  Net Increase (Decrease) In
   Net Assets From Contract
   Transactions                   (18,276,963)   (13,762,208)   (193,090,824)   (212,896,101)   (5,239,128)   (4,079,890)
                                -------------  -------------  --------------  --------------  ------------  ------------
Total Increase (Decrease) In
  Net Assets                      (21,520,241)   (17,134,146)     55,461,728     561,590,594     2,157,067    18,583,485
NET ASSETS:
Beginning Of Period               352,660,241    369,794,387   3,077,255,125   2,515,664,531   173,218,876   154,635,391
                                -------------  -------------  --------------  --------------  ------------  ------------
End Of Period                   $ 331,140,000  $ 352,660,241  $3,132,716,853  $3,077,255,125  $175,375,943  $173,218,876
                                =============  =============  ==============  ==============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                                VALIC COMPANY I             VALIC COMPANY I            VALIC COMPANY I
                                             GOVERNMENT SECURITIES            STOCK INDEX                STOCK INDEX
                                                     FUND                        FUND                       FUND
                                          --------------------------  --------------------------  ------------------------
                                                  DIVISION 8                 DIVISION 10A               DIVISION 10B
                                          --------------------------  --------------------------  ------------------------
                                            FOR THE       FOR THE       FOR THE       FOR THE       FOR THE      FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31, DECEMBER 31,
                                              2014          2013          2014          2013          2014         2013
                                          ------------  ------------  ------------  ------------  ------------ ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $  1,776,147  $ (1,086,852) $    784,284  $ (1,183,673) $   161,622  $   (39,531)
  Net Realized Gains (Losses) From
   Securities Transactions                     296,976       553,489     4,744,654     1,843,053      525,310      275,984
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period          3,635,728    (5,212,734)    8,845,386    30,735,902      854,477    2,811,123
                                          ------------  ------------  ------------  ------------  -----------  -----------
Increase (Decrease) In Net Assets From
  Operations                                 5,708,851    (5,746,097)   14,374,324    31,395,282    1,541,409    3,047,576
                                          ------------  ------------  ------------  ------------  -----------  -----------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners     5,600,185     6,526,484       916,551     1,290,820      322,208      308,879
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (13,571,064)  (12,077,544)  (14,312,048)  (11,977,875)  (1,563,752)    (834,608)
  Annuity Benefit Payments                      (5,995)       (6,233)     (226,988)     (329,343)     (32,564)     (35,878)
  Transfers Between Subaccounts
   (including fixed account), Net           (9,350,488)   25,181,292    (1,580,631)   (2,464,305)       9,600     (100,848)
  Contract Charges                             (14,765)      (16,314)           --            --           --           --
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                (1,209)      (28,442)     (313,981)       68,218        5,299       17,869
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --            --            --           --           --
                                          ------------  ------------  ------------  ------------  -----------  -----------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions              (17,343,336)   19,579,243   (15,517,097)  (13,412,485)  (1,259,209)    (644,586)
                                          ------------  ------------  ------------  ------------  -----------  -----------
Total Increase (Decrease) In Net Assets    (11,634,485)   13,833,146    (1,142,773)   17,982,797      282,200    2,402,990
NET ASSETS:
Beginning Of Period                        129,265,121   115,431,975   125,802,898   107,820,101   12,403,311   10,000,321
                                          ------------  ------------  ------------  ------------  -----------  -----------
End Of Period                             $117,630,636  $129,265,121  $124,660,125  $125,802,898  $12,685,511  $12,403,311
                                          ============  ============  ============  ============  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                        VALIC COMPANY I              VALIC COMPANY I              VALIC COMPANY I
                                          STOCK INDEX                  STOCK INDEX            INTERNATIONAL EQUITIES
                                             FUND                         FUND                      INDEX FUND
                                ------------------------------  ------------------------  ------------------------------
                                         DIVISION 10C                 DIVISION 10D                  DIVISION 11
                                ------------------------------  ------------------------  ------------------------------
                                   FOR THE         FOR THE        FOR THE      FOR THE       FOR THE         FOR THE
                                  YEAR ENDED      YEAR ENDED     YEAR ENDED   YEAR ENDED    YEAR ENDED      YEAR ENDED
                                 DECEMBER 31,    DECEMBER 31,   DECEMBER 31, DECEMBER 31,  DECEMBER 31,    DECEMBER 31,
                                     2014            2013           2014         2013          2014            2013
                                --------------  --------------  ------------ ------------ --------------  --------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS:
  Net Investment Income (Loss)  $   25,368,805  $  (33,561,755) $    96,786  $  (149,623) $   15,282,251  $   (9,379,181)
  Net Realized Gains (Losses)
   From Securities
   Transactions                    262,869,871     103,293,811      557,736      312,937      49,094,019      48,799,376
  Net Change In Unrealized
   Appreciation
   (Depreciation) During The
   Period                          172,298,142     868,317,968    1,227,423    3,823,000    (126,162,854)    120,396,170
                                --------------  --------------  -----------  -----------  --------------  --------------
Increase (Decrease) In Net
  Assets From Operations           460,536,818     938,050,024    1,881,945    3,986,314     (61,786,584)    159,816,365
                                --------------  --------------  -----------  -----------  --------------  --------------
CONTRACT TRANSACTIONS:
  Payments Received From
   Contract Owners                 175,295,163     173,406,432       20,141      338,211      78,715,176      86,330,309
  Surrenders Of Accumulation
   Units By Terminations And
   Withdrawals                    (338,184,258)   (305,531,866)    (852,754)  (1,700,741)    (88,531,159)    (86,197,308)
  Annuity Benefit Payments            (276,169)       (248,448)     (11,241)      (9,840)        (17,009)        (15,934)
  Transfers Between
   Subaccounts (including
   fixed account), Net            (124,512,292)    (76,354,141)     (95,468)    (337,153)    (79,826,331)       (345,664)
  Contract Charges                    (413,731)       (435,228)      (2,640)      (2,910)        (93,261)        (94,842)
  Adjustments to Net Assets
   Allocated to Contracts in
   Payout Period                      (114,595)         72,942        4,793        3,558          (7,252)         10,630
  Increase (decrease) in
   Amounts Retained in
   Separate Account A                       --              --           --           --              --              --
                                --------------  --------------  -----------  -----------  --------------  --------------
  Net Increase (Decrease) In
   Net Assets From Contract
   Transactions                   (288,205,882)   (209,090,309)    (937,169)  (1,708,875)    (89,759,836)       (312,809)
                                --------------  --------------  -----------  -----------  --------------  --------------
Total Increase (Decrease) In
  Net Assets                       172,330,936     728,959,715      944,776    2,277,439    (151,546,420)    159,503,556
NET ASSETS:
Beginning Of Period              3,890,564,468   3,161,604,753   15,981,717   13,704,278   1,030,145,462     870,641,906
                                --------------  --------------  -----------  -----------  --------------  --------------
End Of Period                   $4,062,895,404  $3,890,564,468  $16,926,493  $15,981,717  $  878,599,042  $1,030,145,462
                                ==============  ==============  ===========  ===========  ==============  ==============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                      VALIC COMPANY I             VALIC COMPANY I               VALIC COMPANY I
                                  GLOBAL SOCIAL AWARENESS      INT'L GOVERNMENT BOND            SMALL CAP INDEX
                                           FUND                        FUND                          FUND
                                --------------------------  --------------------------  ------------------------------
                                        DIVISION 12                 DIVISION 13                   DIVISION 14
                                --------------------------  --------------------------  ------------------------------
                                  FOR THE       FOR THE       FOR THE       FOR THE        FOR THE         FOR THE
                                 YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED      YEAR ENDED
                                DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                    2014          2013          2014          2013           2014            2013
                                ------------  ------------  ------------  ------------  --------------  --------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS:
  Net Investment Income (Loss)  $  1,939,109  $ (2,933,377) $  1,506,667  $ (1,734,941) $    3,124,713  $   (9,153,412)
  Net Realized Gains (Losses)
   From Securities
   Transactions                   22,545,731    12,716,893     1,607,893     1,965,556      83,722,466      48,974,525
  Net Change In Unrealized
   Appreciation
   (Depreciation) During The
   Period                          3,114,524    67,560,000    (2,397,520)  (12,885,504)    (49,143,736)    264,608,253
                                ------------  ------------  ------------  ------------  --------------  --------------
Increase (Decrease) In Net
  Assets From Operations          27,599,364    77,343,516       717,040   (12,654,889)     37,703,443     304,429,366
                                ------------  ------------  ------------  ------------  --------------  --------------
CONTRACT TRANSACTIONS:
  Payments Received From
   Contract Owners                17,247,262    13,540,162    11,385,879    14,024,680      59,522,341      61,640,763
  Surrenders Of Accumulation
   Units By Terminations And
   Withdrawals                   (33,031,518)  (27,745,368)  (15,297,991)  (16,304,936)    (85,172,440)    (80,658,503)
  Annuity Benefit Payments           (12,965)      (11,478)       (3,135)       (3,252)        (43,158)        (37,130)
  Transfers Between
   Subaccounts (including
   fixed account), Net            (9,658,133)   71,939,593    (1,802,340)    8,344,494     (48,077,068)    (44,669,486)
  Contract Charges                   (48,048)      (51,217)      (19,958)      (22,373)       (120,086)       (123,526)
  Adjustments to Net Assets
   Allocated to Contracts in
   Payout Period                      (7,258)      154,927          (167)      (13,894)         10,743         (20,288)
  Increase (decrease) in
   Amounts Retained in
   Separate Account A                     --            --            --            --              --              --
                                ------------  ------------  ------------  ------------  --------------  --------------
  Net Increase (Decrease) In
   Net Assets From Contract
   Transactions                  (25,510,660)   57,826,619    (5,737,712)    6,024,719     (73,879,668)    (63,868,170)
                                ------------  ------------  ------------  ------------  --------------  --------------
Total Increase (Decrease) In
  Net Assets                       2,088,704   135,170,135    (5,020,672)   (6,630,170)    (36,176,225)    240,561,196
NET ASSETS:
Beginning Of Period              402,745,806   267,575,671   176,096,540   182,726,710   1,087,389,257     846,828,061
                                ------------  ------------  ------------  ------------  --------------  --------------
End Of Period                   $404,834,510  $402,745,806  $171,075,868  $176,096,540  $1,051,213,032  $1,087,389,257
                                ============  ============  ============  ============  ==============  ==============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                      VALIC COMPANY I             VALIC COMPANY I             VALIC COMPANY I
                                        CORE EQUITY               GROWTH & INCOME          SCIENCE & TECHNOLOGY
                                           FUND                        FUND                        FUND
                                --------------------------  --------------------------  --------------------------
                                        DIVISION 15                 DIVISION 16                 DIVISION 17
                                --------------------------  --------------------------  --------------------------
                                  FOR THE       FOR THE       FOR THE       FOR THE       FOR THE       FOR THE
                                 YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                    2014          2013          2014          2013          2014          2013
                                ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS:
  Net Investment Income (Loss)  $    553,620  $ (2,339,756) $   (247,733) $   (873,626) $ (7,488,512) $ (7,194,528)
  Net Realized Gains (Losses)
   From Securities
   Transactions                   15,276,963    11,541,906     5,218,507     3,869,725    52,579,289    48,175,975
  Net Change In Unrealized
   Appreciation
   (Depreciation) During The
   Period                         10,703,355    61,000,740     8,091,245    21,665,523    69,032,959   225,727,507
                                ------------  ------------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net
  Assets From Operations          26,533,938    70,202,890    13,062,019    24,661,622   114,123,736   266,708,954
                                ------------  ------------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From
   Contract Owners                 5,340,201     5,457,332     4,431,972     4,103,549    24,162,443    22,167,407
  Surrenders Of Accumulation
   Units By Terminations And
   Withdrawals                   (20,674,357)  (19,140,776)   (8,732,084)   (7,816,449)  (64,696,696)  (59,559,542)
  Annuity Benefit Payments           (15,961)      (13,472)       (3,627)       (3,152)      (42,183)      (34,277)
  Transfers Between
   Subaccounts (including
   fixed account), Net            (9,241,963)   (7,630,544)    2,798,183      (263,452)  (16,072,275)  (34,672,574)
  Contract Charges                   (54,000)      (58,395)      (16,379)      (16,848)     (176,471)     (188,115)
  Adjustments to Net Assets
   Allocated to Contracts in
   Payout Period                        (979)       (2,916)       (1,010)       16,044        (5,343)      148,035
  Increase (decrease) in
   Amounts Retained in
   Separate Account A                     --            --            --            --            --            --
                                ------------  ------------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In
   Net Assets From Contract
   Transactions                  (24,647,059)  (21,388,771)   (1,522,945)   (3,980,308)  (56,830,525)  (72,139,066)
                                ------------  ------------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In
  Net Assets                       1,886,879    48,814,119    11,539,074    20,681,314    57,293,211   194,569,888
NET ASSETS:
Beginning Of Period              268,685,252   219,871,133   101,061,265    80,379,951   884,906,968   690,337,080
                                ------------  ------------  ------------  ------------  ------------  ------------
End Of Period                   $270,572,131  $268,685,252  $112,600,339  $101,061,265  $942,200,179  $884,906,968
                                ============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                      VALIC COMPANY I             VALIC COMPANY I             VALIC COMPANY I
                                         SMALL CAP             INTERNATIONAL GROWTH           DIVIDEND VALUE
                                           FUND                        FUND                        FUND
                                --------------------------  --------------------------  --------------------------
                                        DIVISION 18                 DIVISION 20                 DIVISION 21
                                --------------------------  --------------------------  --------------------------
                                  FOR THE       FOR THE       FOR THE       FOR THE       FOR THE       FOR THE
                                 YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                    2014          2013          2014          2013          2014          2013
                                ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS:
  Net Investment Income (Loss)  $ (2,308,174) $ (3,399,671) $  4,984,318  $ (5,382,894) $  5,066,651  $ (4,679,955)
  Net Realized Gains (Losses)
   From Securities
   Transactions                   44,644,840    27,627,217    34,047,688    51,329,047    25,185,820    35,480,099
  Net Change In Unrealized
   Appreciation
   (Depreciation) During The
   Period                        (32,407,076)   91,541,204   (63,133,800)   58,543,569    16,177,301    90,317,385
                                ------------  ------------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net
  Assets From Operations           9,929,590   115,768,750   (24,101,794)  104,489,722    46,429,772   121,117,529
                                ------------  ------------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From
   Contract Owners                 8,550,230    10,555,648    25,129,270    28,832,874    52,086,388    56,177,223
  Surrenders Of Accumulation
   Units By Terminations And
   Withdrawals                   (29,946,848)  (29,923,426)  (47,541,839)  (58,442,145)  (45,548,393)  (43,966,896)
  Annuity Benefit Payments           (24,833)      (22,239)      (27,297)      (24,531)       (6,164)       (5,683)
  Transfers Between
   Subaccounts (including
   fixed account), Net           (16,496,561)  (20,679,500)  (32,301,498)  (61,397,559)   41,621,137    (1,813,779)
  Contract Charges                   (49,621)      (53,961)      (54,505)      (59,201)      (71,364)      (68,503)
  Adjustments to Net Assets
   Allocated to Contracts in
   Payout Period                       2,435        (4,595)       (4,543)       47,853       (10,390)      (27,358)
  Increase (decrease) in
   Amounts Retained in
   Separate Account A                     --            --            --            --            --            --
                                ------------  ------------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In
   Net Assets From Contract
   Transactions                  (37,965,198)  (40,128,073)  (54,800,412)  (91,042,709)   48,071,214    10,295,004
                                ------------  ------------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In
  Net Assets                     (28,035,608)   75,640,677   (78,902,206)   13,447,013    94,500,986   131,412,533
NET ASSETS:
Beginning Of Period              387,730,484   312,089,807   586,843,987   573,396,974   545,977,106   414,564,573
                                ------------  ------------  ------------  ------------  ------------  ------------
End Of Period                   $359,694,876  $387,730,484  $507,941,781  $586,843,987  $640,478,092  $545,977,106
                                ============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                         VANGUARD
                                         LONG-TERM                   VANGUARD                      VANGUARD
                                     INVESTMENT GRADE                LONG-TERM                    WINDSOR II
                                         FUND FUND                 TREASURY FUND                     FUND
                                --------------------------  --------------------------  ------------------------------
                                        DIVISION 22                 DIVISION 23                   DIVISION 24
                                --------------------------  --------------------------  ------------------------------
                                  FOR THE       FOR THE       FOR THE       FOR THE        FOR THE         FOR THE
                                 YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED      YEAR ENDED
                                DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                    2014          2013          2014          2013           2014            2013
                                ------------  ------------  ------------  ------------  --------------  --------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS:
  Net Investment Income (Loss)  $  9,389,144  $ 10,312,136  $  5,281,353  $  6,021,129  $   18,570,486  $   14,878,828
  Net Realized Gains (Losses)
   From Securities
   Transactions                    7,942,915    21,303,211     4,037,204     1,890,965     179,504,765      94,559,102
  Net Change In Unrealized
   Appreciation
   (Depreciation) During The
   Period                         23,538,005   (51,297,380)   43,574,067   (49,864,009)    (32,096,293)    295,217,136
                                ------------  ------------  ------------  ------------  --------------  --------------
Increase (Decrease) In Net
  Assets From Operations          40,870,064   (19,682,033)   52,892,624   (41,951,915)    165,978,958     404,655,066
                                ------------  ------------  ------------  ------------  --------------  --------------
CONTRACT TRANSACTIONS:
  Payments Received From
   Contract Owners                17,848,517    25,987,053     9,866,609    13,107,431      79,231,778      80,488,442
  Surrenders Of Accumulation
   Units By Terminations And
   Withdrawals                   (23,714,006)  (24,315,248)  (24,159,576)  (27,596,226)   (151,340,634)   (140,640,186)
  Annuity Benefit Payments            (4,897)       (5,929)       (4,123)       (3,907)        (42,449)        (38,482)
  Transfers Between
   Subaccounts (including
   fixed account), Net            65,645,029   (77,983,918)   (5,270,983)  (40,143,712)     15,471,753     (39,002,813)
  Contract Charges                   (23,330)      (26,021)      (35,701)      (40,808)       (199,207)       (207,364)
  Adjustments to Net Assets
   Allocated to Contracts in
   Payout Period                       1,143          (275)      (11,335)       (6,811)        (15,883)         (3,893)
  Increase (decrease) in
   Amounts Retained in
   Separate Account A                     --            --            --            --              --              --
                                ------------  ------------  ------------  ------------  --------------  --------------
  Net Increase (Decrease) In
   Net Assets From Contract
   Transactions                   59,752,456   (76,344,338)  (19,615,109)  (54,684,033)    (56,894,642)    (99,404,296)
                                ------------  ------------  ------------  ------------  --------------  --------------
Total Increase (Decrease) In
  Net Assets                     100,622,520   (96,026,371)   33,277,515   (96,635,948)    109,084,316     305,250,770
NET ASSETS:
Beginning Of Period              228,921,186   324,947,557   231,478,931   328,114,879   1,736,698,385   1,431,447,615
                                ------------  ------------  ------------  ------------  --------------  --------------
End Of Period                   $329,543,706  $228,921,186  $264,756,446  $231,478,931  $1,845,782,701  $1,736,698,385
                                ============  ============  ============  ============  ==============  ==============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                           VANGUARD                  VALIC COMPANY II            VALIC COMPANY II
                                          WELLINGTON            INTERNATIONAL OPPORTUNITIES      SMALL CAP GROWTH
                                             FUND                          FUND                        FUND
                                ------------------------------  --------------------------  --------------------------
                                          DIVISION 25                   DIVISION 33                 DIVISION 35
                                ------------------------------  --------------------------  --------------------------
                                   FOR THE         FOR THE        FOR THE       FOR THE       FOR THE       FOR THE
                                  YEAR ENDED      YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                 DECEMBER 31,    DECEMBER 31,   DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                     2014            2013           2014          2013          2014          2013
                                --------------  --------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS:
  Net Investment Income (Loss)  $   23,742,710  $   22,309,426  $  3,030,851  $ (3,910,253) $   (679,196) $   (614,602)
  Net Realized Gains (Losses)
   From Securities
   Transactions                    103,976,356      91,004,779    25,435,667    25,759,898    15,158,680     9,791,138
  Net Change In Unrealized
   Appreciation
   (Depreciation) During The
   Period                           18,992,489     161,658,340   (61,968,062)   77,661,424   (15,816,685)   23,613,669
                                --------------  --------------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net
  Assets From Operations           146,711,555     274,972,545   (33,501,544)   99,511,069    (1,337,201)   32,790,205
                                --------------  --------------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From
   Contract Owners                 117,107,049     112,564,341    41,470,192    43,892,042     6,309,670     8,348,842
  Surrenders Of Accumulation
   Units By Terminations And
   Withdrawals                    (163,825,934)   (158,831,616)  (50,426,358)  (48,496,340)   (8,241,065)   (7,854,844)
  Annuity Benefit Payments            (321,528)        (74,025)       (6,594)       (5,515)           --            --
  Transfers Between
   Subaccounts (including
   fixed account), Net             (15,450,292)    (19,265,660)   17,307,607   (24,607,131)   (8,089,041)   (4,188,813)
  Contract Charges                    (187,491)       (193,406)      (71,956)      (73,050)       (9,830)       (9,620)
  Adjustments to Net Assets
   Allocated to Contracts in
   Payout Period                      (402,776)        229,781           151        19,793          (826)       (1,201)
  Increase (decrease) in
   Amounts Retained in
   Separate Account A                       --              --            --            --            --            --
                                --------------  --------------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In
   Net Assets From Contract
   Transactions                    (63,080,972)    (65,570,585)    8,273,042   (29,270,201)  (10,031,092)   (3,705,636)
                                --------------  --------------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In
  Net Assets                        83,630,583     209,401,960   (25,228,502)   70,240,868   (11,368,293)   29,084,569
NET ASSETS:
Beginning Of Period              1,746,521,279   1,537,119,319   571,456,261   501,215,393   103,554,682    74,470,113
                                --------------  --------------  ------------  ------------  ------------  ------------
End Of Period                   $1,830,151,862  $1,746,521,279  $546,227,759  $571,456,261  $ 92,186,389  $103,554,682
                                ==============  ==============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                     VALIC COMPANY II            VALIC COMPANY II            VALIC COMPANY II
                                      SMALL CAP VALUE             MID CAP GROWTH               MID CAP VALUE
                                           FUND                        FUND                        FUND
                                --------------------------  --------------------------  --------------------------
                                        DIVISION 36                 DIVISION 37                 DIVISION 38
                                --------------------------  --------------------------  --------------------------
                                  FOR THE       FOR THE       FOR THE       FOR THE       FOR THE       FOR THE
                                 YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                    2014          2013          2014          2013          2014          2013
                                ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS:
  Net Investment Income (Loss)  $  1,087,314  $ (3,367,851) $   (893,346) $   (873,624) $ (3,436,399) $ (5,505,213)
  Net Realized Gains (Losses)
   From Securities
   Transactions                   67,150,146    32,955,534    22,046,040    14,649,225    94,140,852    55,485,609
  Net Change In Unrealized
   Appreciation
   (Depreciation) During The
   Period                        (44,005,635)  111,770,039   (19,052,788)   17,998,147   (41,124,021)  176,082,156
                                ------------  ------------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net
  Assets From Operations          24,231,825   141,357,722     2,099,906    31,773,748    49,580,432   226,062,552
                                ------------  ------------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From
   Contract Owners                34,986,883    38,246,535    12,191,819    10,413,664    45,098,334    47,170,509
  Surrenders Of Accumulation
   Units By Terminations And
   Withdrawals                   (44,677,029)  (41,218,909)  (10,825,070)  (11,114,071)  (80,028,532)  (73,664,832)
  Annuity Benefit Payments            (8,564)       (6,670)           --           (46)      (12,781)      (11,313)
  Transfers Between
   Subaccounts (including
   fixed account), Net             8,941,834   (50,968,685)   (9,595,600)  (11,596,817)   (7,968,362)  (40,093,477)
  Contract Charges                   (65,043)      (65,122)      (28,104)      (31,174)      (79,959)      (81,159)
  Adjustments to Net Assets
   Allocated to Contracts in
   Payout Period                      (2,506)       80,476          (489)       (2,567)        1,136         2,636
  Increase (decrease) in
   Amounts Retained in
   Separate Account A                     --            --            --            --            --            --
                                ------------  ------------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In
   Net Assets From Contract
   Transactions                     (824,425)  (53,932,375)   (8,257,444)  (12,331,011)  (42,990,164)  (66,677,636)
                                ------------  ------------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In
  Net Assets                      23,407,400    87,425,347    (6,157,538)   19,442,737     6,590,268   159,384,916
NET ASSETS:
Beginning Of Period              508,083,717   420,658,370   137,360,016   117,917,279   859,834,496   700,449,580
                                ------------  ------------  ------------  ------------  ------------  ------------
End Of Period                   $531,491,117  $508,083,717  $131,202,478  $137,360,016  $866,424,764  $859,834,496
                                ============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                    VALIC COMPANY II           VALIC COMPANY II            VALIC COMPANY II
                                  CAPITAL APPRECIATION          LARGE CAP VALUE          SOCIALLY RESPONSIBLE
                                          FUND                       FUND                        FUND
                                ------------------------  --------------------------  --------------------------
                                       DIVISION 39                DIVISION 40                 DIVISION 41
                                ------------------------  --------------------------  --------------------------
                                  FOR THE      FOR THE      FOR THE       FOR THE       FOR THE       FOR THE
                                 YEAR ENDED   YEAR ENDED   YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                DECEMBER 31, DECEMBER 31, DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                    2014         2013         2014          2013          2014          2013
                                ------------ ------------ ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS:
  Net Investment Income (Loss)  $  (115,669) $  (262,687) $    777,922  $ (1,241,405) $  4,050,623  $ (4,309,678)
  Net Realized Gains (Losses)
   From Securities
   Transactions                   3,914,663    2,952,840    11,031,383     8,498,534    38,450,246    40,646,295
  Net Change In Unrealized
   Appreciation
   (Depreciation) During The
   Period                          (663,590)   8,549,599     6,232,249    43,240,600    48,243,514   138,285,274
                                -----------  -----------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net
  Assets From Operations          3,135,404   11,239,752    18,041,554    50,497,729    90,744,383   174,621,891
                                -----------  -----------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From
   Contract Owners                2,548,708    2,931,260    11,551,752    12,334,115    38,993,584    37,922,120
  Surrenders Of Accumulation
   Units By Terminations And
   Withdrawals                   (4,480,076)  (3,622,574)  (18,146,502)  (15,360,341)  (64,175,472)  (57,108,477)
  Annuity Benefit Payments               --           --            --           (27)       (4,085)       (3,634)
  Transfers Between
   Subaccounts (including
   fixed account), Net             (656,440)  (2,809,400)   (8,325,195)   (7,662,543)    9,817,800   (51,380,823)
  Contract Charges                   (3,444)      (3,615)      (35,707)      (38,208)      (58,228)      (57,068)
  Adjustments to Net Assets
   Allocated to Contracts in
   Payout Period                         --           --        (1,608)      (13,438)         (800)      (10,384)
  Increase (decrease) in
   Amounts Retained in
   Separate Account A                    --           --            --            --            --            --
                                -----------  -----------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In
   Net Assets From Contract
   Transactions                  (2,591,252)  (3,504,329)  (14,957,260)  (10,740,442)  (15,427,201)  (70,638,266)
                                -----------  -----------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In
  Net Assets                        544,152    7,735,423     3,084,294    39,757,287    75,317,182   103,983,625
NET ASSETS:
Beginning Of Period              41,603,758   33,868,335   191,301,293   151,544,006   640,725,677   536,742,052
                                -----------  -----------  ------------  ------------  ------------  ------------
End Of Period                   $42,147,910  $41,603,758  $194,385,587  $191,301,293  $716,042,859  $640,725,677
                                ===========  ===========  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                     VALIC COMPANY II             VALIC COMPANY I            VALIC COMPANY II
                                      MONEY MARKET II          NASDAQ-100 (R) INDEX          AGGRESSIVE GROWTH
                                           FUND                        FUND                   LIFESTYLE FUND
                                --------------------------  --------------------------  --------------------------
                                        DIVISION 44                 DIVISION 46                 DIVISION 48
                                --------------------------  --------------------------  --------------------------
                                  FOR THE       FOR THE       FOR THE       FOR THE       FOR THE       FOR THE
                                 YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                    2014          2013          2014          2013          2014          2013
                                ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS:
  Net Investment Income (Loss)  $ (1,203,573) $ (1,252,625) $   (506,747) $ (1,668,211) $    975,199  $ (2,843,905)
  Net Realized Gains (Losses)
   From Securities
   Transactions                           (1)           (1)    9,879,816    10,439,476    11,831,393     7,029,114
  Net Change In Unrealized
   Appreciation
   (Depreciation) During The
   Period                                  1             1    26,589,549    43,947,634     4,206,949    71,714,292
                                ------------  ------------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net
  Assets From Operations          (1,203,573)   (1,252,625)   35,962,618    52,718,899    17,013,541    75,899,501
                                ------------  ------------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From
   Contract Owners                65,267,241    77,771,263    17,501,339    17,400,838    77,920,740    78,448,072
  Surrenders Of Accumulation
   Units By Terminations And
   Withdrawals                   (17,967,390)   (4,327,056)  (16,100,051)  (12,881,402)  (27,849,938)  (24,073,878)
  Annuity Benefit Payments            (3,038)       (3,198)       (3,044)       (1,083)       (5,410)       (4,145)
  Transfers Between
   Subaccounts (including
   fixed account), Net           (69,068,592)  (63,056,892)   16,177,920    (9,584,278)   (8,565,489)  (10,514,440)
  Contract Charges                   (23,432)      (25,633)      (21,997)      (21,259)      (64,047)      (54,894)
  Adjustments to Net Assets
   Allocated to Contracts in
   Payout Period                         517        (1,171)         (972)        1,597           107        14,805
  Increase (decrease) in
   Amounts Retained in
   Separate Account A                     --            --            --            --            --            --
                                ------------  ------------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In
   Net Assets From Contract
   Transactions                  (21,794,694)   10,357,313    17,553,195    (5,085,587)   41,435,963    43,815,520
                                ------------  ------------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In
  Net Assets                     (22,998,267)    9,104,688    53,515,813    47,633,312    58,449,504   119,715,021
NET ASSETS:
Beginning Of Period              181,686,181   172,581,493   202,624,770   154,991,458   456,690,469   336,975,448
                                ------------  ------------  ------------  ------------  ------------  ------------
End Of Period                   $158,687,914  $181,686,181  $256,140,583  $202,624,770  $515,139,973  $456,690,469
                                ============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                               VALIC COMPANY II            VALIC COMPANY II          VANGUARD LIFESTRATEGY
                                                MODERATE GROWTH           CONSERVATIVE GROWTH               GROWTH
                                                LIFESTYLE FUND              LIFESTYLE FUND                   FUND
                                          --------------------------  --------------------------  --------------------------
                                                  DIVISION 49                 DIVISION 50                 DIVISION 52
                                          --------------------------  --------------------------  --------------------------
                                            FOR THE       FOR THE       FOR THE       FOR THE       FOR THE       FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                              2014          2013          2014          2013          2014          2013
                                          ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $  4,090,551  $ (4,290,012) $  3,625,973  $ (1,875,193) $  1,880,828  $  1,588,568
  Net Realized Gains (Losses) From
   Securities Transactions                  24,207,822     4,982,573    14,099,520     6,442,718     4,716,260     2,070,978
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period         (2,772,870)   86,309,411    (9,459,411)   16,481,791     5,321,192    29,522,687
                                          ------------  ------------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net Assets From
  Operations                                25,525,503    87,001,972     8,266,082    21,049,316    11,918,280    33,182,233
                                          ------------  ------------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners   156,571,439   148,096,745    65,899,242    69,894,512    20,423,702    18,762,101
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (55,702,817)  (41,635,063)  (29,941,342)  (21,527,673)  (16,803,297)  (14,153,066)
  Annuity Benefit Payments                      (1,903)       (1,771)           --            --          (717)         (391)
  Transfers Between Subaccounts
   (including fixed account), Net          (16,750,335)   (4,551,550)   (2,179,039)   (2,995,028)   (4,124,804)   (1,695,167)
  Contract Charges                            (100,347)      (88,540)      (35,685)      (33,504)      (27,567)      (27,368)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                    57           917       (33,547)       (1,815)       (3,136)       (3,162)
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --            --            --            --            --
                                          ------------  ------------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions               84,016,094   101,820,738    33,709,629    45,336,492      (535,819)    2,882,947
                                          ------------  ------------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In Net Assets    109,541,597   188,822,710    41,975,711    66,385,808    11,382,461    36,065,180
NET ASSETS:
Beginning Of Period                        687,343,991   498,521,281   283,012,403   216,626,595   202,733,037   166,667,857
                                          ------------  ------------  ------------  ------------  ------------  ------------
End Of Period                             $796,885,588  $687,343,991  $324,988,114  $283,012,403  $214,115,498  $202,733,037
                                          ============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                             VANGUARD LIFESTRATEGY      VANGUARD LIFESTRATEGY        VALIC COMPANY II
                                                MODERATE GROWTH          CONSERVATIVE GROWTH             CORE BOND
                                                     FUND                       FUND                       FUND
                                          --------------------------  ------------------------  --------------------------
                                                  DIVISION 53                DIVISION 54                DIVISION 58
                                          --------------------------  ------------------------  --------------------------
                                            FOR THE       FOR THE       FOR THE      FOR THE      FOR THE       FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED    YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31, DECEMBER 31, DECEMBER 31,  DECEMBER 31,
                                              2014          2013          2014         2013         2014          2013
                                          ------------  ------------  ------------ ------------ ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $  1,948,544  $  1,610,338  $   757,970  $   613,055  $  8,108,248  $ (3,920,825)
  Net Realized Gains (Losses) From
   Securities Transactions                   7,860,394     2,609,100    4,917,830    4,972,030    16,617,454     2,650,456
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period          2,482,995    21,332,026   (1,170,998)     238,352     7,641,574   (11,880,460)
                                          ------------  ------------  -----------  -----------  ------------  ------------
Increase (Decrease) In Net Assets From
  Operations                                12,291,933    25,551,464    4,504,802    5,823,437    32,367,276   (13,150,829)
                                          ------------  ------------  -----------  -----------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners    24,911,450    26,153,149   10,374,642   11,691,325    57,784,160    59,518,449
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (23,638,801)  (20,671,656)  (9,654,447)  (9,577,891)  (69,755,610)  (53,075,436)
  Annuity Benefit Payments                        (585)         (550)        (517)        (508)       (1,398)       (1,466)
  Transfers Between Subaccounts
   (including fixed account), Net           (2,543,487)   (4,908,243)    (542,400)  (2,344,441)   20,563,037   220,070,659
  Contract Charges                             (31,350)      (31,041)     (10,751)     (10,788)      (41,322)      (38,553)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                    31          (515)         338       (5,121)          393        (2,602)
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --           --           --            --            --
                                          ------------  ------------  -----------  -----------  ------------  ------------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions               (1,302,742)      541,144      166,865     (247,424)    8,549,260   226,471,051
                                          ------------  ------------  -----------  -----------  ------------  ------------
Total Increase (Decrease) In Net Assets     10,989,191    26,092,608    4,671,667    5,576,013    40,916,536   213,320,222
NET ASSETS:
Beginning Of Period                        213,624,221   187,531,613   79,829,783   74,253,770   673,167,013   459,846,791
                                          ------------  ------------  -----------  -----------  ------------  ------------
End Of Period                             $224,613,412  $213,624,221  $84,501,450  $79,829,783  $714,083,549  $673,167,013
                                          ============  ============  ===========  ===========  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                                                                 VALIC
                                                     VALIC                    COMPANY II
                                                  COMPANY II                  HIGH YIELD
                                              STRATEGIC BOND FUND              BOND FUND                  ARIEL FUND
                                          --------------------------  --------------------------  --------------------------
                                                  DIVISION 59                 DIVISION 60                 DIVISION 68
                                          --------------------------  --------------------------  --------------------------
                                            FOR THE       FOR THE       FOR THE       FOR THE       FOR THE       FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                              2014          2013          2014          2013          2014          2013
                                          ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $ 17,737,052  $ (4,380,170) $ 13,480,044  $ (2,218,687) $ (1,647,829) $ (1,189,756)
  Net Realized Gains (Losses) From
   Securities Transactions                  14,009,056     5,409,632     6,805,521    14,286,841    96,117,379    24,348,034
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period        (13,077,173)   (4,834,717)  (13,695,582)    1,289,681   (50,272,170)  124,172,130
                                          ------------  ------------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net Assets From
  Operations                                18,668,935    (3,805,255)    6,589,983    13,357,835    44,197,380   147,330,408
                                          ------------  ------------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners    47,154,839    72,063,693    26,872,921    33,965,169    16,570,205    17,676,912
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (54,096,295)  (55,547,507)  (32,955,836)  (28,587,845)  (38,305,075)  (34,439,232)
  Annuity Benefit Payments                      (7,434)       (7,263)         (946)         (842)      (14,659)      (12,747)
  Transfers Between Subaccounts
   (including fixed account), Net            6,039,860   (26,700,624)   24,642,207    (5,862,071)  (15,856,579)   (3,704,881)
  Contract Charges                             (54,508)      (58,101)      (38,418)      (37,155)      (51,963)      (55,363)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                (7,673)       (5,194)           17           203         2,422       (48,576)
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --            --            --            --            --
                                          ------------  ------------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions                 (971,211)  (10,254,996)   18,519,945      (522,541)  (37,655,649)  (20,583,887)
                                          ------------  ------------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In Net Assets     17,697,724   (14,060,251)   25,109,928    12,835,294     6,541,731   126,746,521
NET ASSETS:
Beginning Of Period                        589,850,438   603,910,689   313,222,155   300,386,861   476,196,112   349,449,591
                                          ------------  ------------  ------------  ------------  ------------  ------------
End Of Period                             $607,548,162  $589,850,438  $338,332,083  $313,222,155  $482,737,843  $476,196,112
                                          ============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                                     ARIEL                 AMERICAN BEACON            VALIC COMPANY I
                                                 APPRECIATION             HOLLAND LARGE CAP          BLUE CHIP GROWTH
                                                     FUND                    GROWTH FUND                   FUND
                                          --------------------------  ------------------------  --------------------------
                                                  DIVISION 69                DIVISION 70                DIVISION 72
                                          --------------------------  ------------------------  --------------------------
                                            FOR THE       FOR THE       FOR THE      FOR THE      FOR THE       FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED    YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31, DECEMBER 31, DECEMBER 31,  DECEMBER 31,
                                              2014          2013          2014         2013         2014          2013
                                          ------------  ------------  ------------ ------------ ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $   (944,201) $   (139,229) $  (643,411) $  (613,727) $ (4,315,351) $ (4,481,593)
  Net Realized Gains (Losses) From
   Securities Transactions                  76,114,553    40,801,624   10,971,219   11,354,592    56,596,704    25,490,990
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period        (44,016,385)   95,260,581   (6,298,280)   7,413,553    (9,881,934)  135,521,250
                                          ------------  ------------  -----------  -----------  ------------  ------------
Increase (Decrease) In Net Assets From
  Operations                                31,153,967   135,922,976    4,029,528   18,154,418    42,399,419   156,530,647
                                          ------------  ------------  -----------  -----------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners    29,566,537    30,590,098    2,623,965    2,799,768    38,789,107    38,890,472
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (34,314,753)  (30,073,675)  (4,906,053)  (6,432,910)  (48,307,994)  (41,390,956)
  Annuity Benefit Payments                     (13,731)      (14,021)      (1,252)      (1,129)       (2,974)       (2,562)
  Transfers Between Subaccounts
   (including fixed account), Net          (10,795,411)   29,795,225   (6,898,164)  (4,719,618)  (21,176,685)  (30,541,443)
  Contract Charges                             (42,960)      (44,955)      (3,951)      (4,237)      (69,544)      (67,405)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                   432      (117,066)          52         (195)       (1,064)        4,451
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --           --           --            --            --
                                          ------------  ------------  -----------  -----------  ------------  ------------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions              (15,599,886)   30,135,606   (9,185,403)  (8,358,321)  (30,769,154)  (33,107,443)
                                          ------------  ------------  -----------  -----------  ------------  ------------
Total Increase (Decrease) In Net Assets     15,554,081   166,058,582   (5,155,875)   9,796,097    11,630,265   123,423,204
NET ASSETS:
Beginning Of Period                        453,673,227   287,614,645   72,346,631   62,550,534   530,958,242   407,535,038
                                          ------------  ------------  -----------  -----------  ------------  ------------
End Of Period                             $469,227,308  $453,673,227  $67,190,756  $72,346,631  $542,588,507  $530,958,242
                                          ============  ============  ===========  ===========  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                                VALIC COMPANY I             VALIC COMPANY I            VALIC COMPANY I
                                                HEALTH SCIENCES                  VALUE             BROAD CAP VALUE INCOME
                                                     FUND                        FUND                       FUND
                                          --------------------------  --------------------------  ------------------------
                                                  DIVISION 73                 DIVISION 74                DIVISION 75
                                          --------------------------  --------------------------  ------------------------
                                            FOR THE       FOR THE       FOR THE       FOR THE       FOR THE      FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31, DECEMBER 31,
                                              2014          2013          2014          2013          2014         2013
                                          ------------  ------------  ------------  ------------  ------------ ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $ (5,965,007) $ (4,099,765) $    685,459  $   (968,806) $    99,143  $  (376,117)
  Net Realized Gains (Losses) From
   Securities Transactions                  42,141,279     9,148,838     9,358,318     6,920,206    2,885,119    3,355,755
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period        129,200,176   162,146,104       458,938    20,225,266     (127,012)   8,071,038
                                          ------------  ------------  ------------  ------------  -----------  -----------
Increase (Decrease) In Net Assets From
  Operations                               165,376,448   167,195,177    10,502,715    26,176,666    2,857,250   11,050,676
                                          ------------  ------------  ------------  ------------  -----------  -----------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners    47,208,952    41,894,070     5,917,629     6,211,662    3,222,954    3,604,045
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (47,019,978)  (32,345,980)  (10,577,544)   (9,822,248)  (3,700,581)  (3,029,083)
  Annuity Benefit Payments                     (17,974)      (13,858)         (289)           (9)          --           --
  Transfers Between Subaccounts
   (including fixed account), Net           42,718,213    41,095,885    (8,919,523)   (6,712,098)   5,426,171   (1,332,418)
  Contract Charges                             (51,205)      (43,404)       (9,455)      (10,156)      (3,880)      (3,767)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                 9,665       (70,361)           57          (289)          --           --
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --            --            --           --           --
                                          ------------  ------------  ------------  ------------  -----------  -----------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions               42,847,673    50,516,352   (13,589,125)  (10,333,138)   4,944,664     (761,223)
                                          ------------  ------------  ------------  ------------  -----------  -----------
Total Increase (Decrease) In Net Assets    208,224,121   217,711,529    (3,086,410)   15,843,528    7,801,914   10,289,453
NET ASSETS:
Beginning Of Period                        533,127,071   315,415,542   107,188,542    91,345,014   41,756,053   31,466,600
                                          ------------  ------------  ------------  ------------  -----------  -----------
End Of Period                             $741,351,192  $533,127,071  $104,102,132  $107,188,542  $49,557,967  $41,756,053
                                          ============  ============  ============  ============  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                                VALIC COMPANY I             VALIC COMPANY I             VALIC COMPANY I
                                                LARGE CAP CORE            INFLATION PROTECTED               GROWTH
                                                     FUND                        FUND                        FUND
                                          --------------------------  --------------------------  --------------------------
                                                  DIVISION 76                 DIVISION 77                 DIVISION 78
                                          --------------------------  --------------------------  --------------------------
                                            FOR THE       FOR THE       FOR THE       FOR THE       FOR THE       FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                              2014          2013          2014          2013          2014          2013
                                          ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $    (58,107) $ (1,483,880) $  3,833,639  $ (4,058,532) $ (1,299,152) $ (7,880,765)
  Net Realized Gains (Losses) From
   Securities Transactions                  25,376,658     8,867,991     6,408,007     7,087,397    65,683,369    44,272,430
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period         (5,726,807)   38,552,041    (2,410,873)  (37,483,118)   26,266,489   182,566,015
                                          ------------  ------------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net Assets From
  Operations                                19,591,744    45,936,152     7,830,773   (34,454,253)   90,650,706   218,957,680
                                          ------------  ------------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners    11,616,667    12,284,687    28,601,926    43,684,068    41,412,963    36,846,819
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (15,620,061)  (14,495,110)  (43,369,639)  (40,370,198)  (74,733,173)  (62,749,045)
  Annuity Benefit Payments                      (4,349)       (3,419)       (1,357)       (1,349)      (21,654)      (19,514)
  Transfers Between Subaccounts
   (including fixed account), Net          (17,590,832)   (9,253,729)   44,181,990    28,061,374   (13,910,847)  (49,146,679)
  Contract Charges                             (27,546)      (29,452)      (47,891)      (47,478)     (151,467)     (163,037)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                 1,676         3,768        (8,229)       10,005        (1,019)       29,161
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --            --            --            --            --
                                          ------------  ------------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions              (21,624,445)  (11,493,255)   29,356,800    31,336,422   (47,405,197)  (75,202,295)
                                          ------------  ------------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In Net Assets     (2,032,701)   34,442,897    37,187,573    (3,117,831)   43,245,509   143,755,385
NET ASSETS:
Beginning Of Period                        170,579,990   136,137,093   410,165,673   413,283,504   933,491,751   789,736,366
                                          ------------  ------------  ------------  ------------  ------------  ------------
End Of Period                             $168,547,289  $170,579,990  $447,353,246  $410,165,673  $976,737,260  $933,491,751
                                          ============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                                VALIC COMPANY I              SUNAMERICA               VALIC COMPANY I
                                           LARGE CAPITAL GROWTH FUND     2020 HIGH WATERMARK     MID CAP STRATEGIC GROWTH
                                                     FUND                       FUND                       FUND
                                          --------------------------  ------------------------  --------------------------
                                                  DIVISION 79                DIVISION 82                DIVISION 83
                                          --------------------------  ------------------------  --------------------------
                                            FOR THE       FOR THE       FOR THE      FOR THE      FOR THE       FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED    YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31, DECEMBER 31, DECEMBER 31,  DECEMBER 31,
                                              2014          2013          2014         2013         2014          2013
                                          ------------  ------------  ------------ ------------ ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $ (1,933,892) $ (3,530,769) $   150,353  $   173,193  $ (1,275,733) $ (2,490,684)
  Net Realized Gains (Losses) From
   Securities Transactions                  47,796,212    14,377,246       97,930      490,022    29,695,039    18,926,679
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period         (5,990,003)   87,760,790       72,336   (1,630,523)  (22,584,657)   66,460,856
                                          ------------  ------------  -----------  -----------  ------------  ------------
Increase (Decrease) In Net Assets From
  Operations                                39,872,317    98,607,267      320,619     (967,308)    5,834,649    82,896,851
                                          ------------  ------------  -----------  -----------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners    11,680,898    11,890,698       38,348       36,751    10,506,647    10,079,693
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (32,800,337)  (30,676,879)  (1,170,802)  (1,752,005)  (24,053,688)  (23,155,880)
  Annuity Benefit Payments                     (11,026)      (10,048)          --           --        (3,335)       (2,913)
  Transfers Between Subaccounts
   (including fixed account), Net          (10,730,143)  (16,542,518)    (999,733)  (1,447,474)  (15,312,436)   (5,290,038)
  Contract Charges                             (83,130)      (89,788)      (2,784)      (3,138)      (50,468)      (54,703)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                 2,377        (8,781)          --           --          (861)         (455)
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --           --           --            --            --
                                          ------------  ------------  -----------  -----------  ------------  ------------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions              (31,941,361)  (35,437,316)  (2,134,971)  (3,165,866)  (28,914,141)  (18,424,296)
                                          ------------  ------------  -----------  -----------  ------------  ------------
Total Increase (Decrease) In Net Assets      7,930,956    63,169,951   (1,814,352)  (4,133,174)  (23,079,492)   64,472,555
NET ASSETS:
Beginning Of Period                        406,386,027   343,216,076   11,582,663   15,715,837   298,156,327   233,683,772
                                          ------------  ------------  -----------  -----------  ------------  ------------
End Of Period                             $414,316,983  $406,386,027  $ 9,768,311  $11,582,663  $275,076,835  $298,156,327
                                          ============  ============  ===========  ===========  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                                VALIC COMPANY I             VALIC COMPANY I             VALIC COMPANY I
                                           SMALL CAP SPECIAL VALUES            SMALL MID             SMALL CAP AGGRESSIVE
                                                     FUND                     GROWTH FUND                 GROWTH FUND
                                          --------------------------  --------------------------  --------------------------
                                                  DIVISION 84                 DIVISION 85                 DIVISION 86
                                          --------------------------  --------------------------  --------------------------
                                            FOR THE       FOR THE       FOR THE       FOR THE       FOR THE       FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                              2014          2013          2014          2013          2014          2013
                                          ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $   (509,015) $ (1,966,809) $ (1,131,066) $ (1,079,010) $ (1,008,075) $   (853,079)
  Net Realized Gains (Losses) From
   Securities Transactions                  17,363,689    15,277,115    19,230,886     7,554,989    23,091,378     6,810,591
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period         (3,910,808)   53,636,365    (6,529,628)   26,275,792   (13,770,831)   28,536,020
                                          ------------  ------------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net Assets From
  Operations                                12,943,866    66,946,671    11,570,192    32,751,771     8,312,472    34,493,532
                                          ------------  ------------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners     9,170,570     8,629,255     4,865,665     5,056,454     6,612,554     5,887,773
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (18,575,424)  (18,734,745)  (10,223,663)  (10,017,835)   (8,675,155)   (8,406,351)
  Annuity Benefit Payments                     (11,697)      (13,177)         (607)         (536)         (915)         (716)
  Transfers Between Subaccounts
   (including fixed account), Net          (13,645,868)  (13,067,041)  (12,570,575)   (2,372,293)  (10,695,509)    4,759,378
  Contract Charges                             (23,310)      (25,422)      (14,002)      (15,292)      (10,907)      (11,031)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                    32       (87,663)         (279)         (587)          (40)          768
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --            --            --            --            --
                                          ------------  ------------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions              (23,085,697)  (23,298,793)  (17,943,461)   (7,350,089)  (12,769,972)    2,229,821
                                          ------------  ------------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In Net Assets    (10,141,831)   43,647,878    (6,373,269)   25,401,682    (4,457,500)   36,723,353
NET ASSETS:
Beginning Of Period                        232,376,133   188,728,255   127,107,733   101,706,051   110,638,897    73,915,544
                                          ------------  ------------  ------------  ------------  ------------  ------------
End Of Period                             $222,234,302  $232,376,133  $120,734,464  $127,107,733  $106,181,397  $110,638,897
                                          ============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                                VALIC COMPANY I             VALIC COMPANY I              VALIC COMPANY I
                                              EMERGING ECONOMIES            GLOBAL STRATEGY               FOREIGN VALUE
                                                     FUND                        FUND                         FUND
                                          --------------------------  --------------------------  ----------------------------
                                                  DIVISION 87                 DIVISION 88                  DIVISION 89
                                          --------------------------  --------------------------  ----------------------------
                                            FOR THE       FOR THE       FOR THE       FOR THE        FOR THE        FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED     YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                              2014          2013          2014          2013           2014           2013
                                          ------------  ------------  ------------  ------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $  3,086,463  $ (5,340,379) $ 12,380,118  $ (4,547,149) $   9,391,687  $  (8,695,250)
  Net Realized Gains (Losses) From
   Securities Transactions                   6,995,109    17,728,569    16,964,331     9,620,578     24,228,626     55,299,972
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period        (48,702,291)  (32,455,843)  (24,159,475)   72,997,523   (151,697,082)   158,727,564
                                          ------------  ------------  ------------  ------------  -------------  -------------
Increase (Decrease) In Net Assets From
  Operations                               (38,620,719)  (20,067,653)    5,184,974    78,070,952   (118,076,769)   205,332,286
                                          ------------  ------------  ------------  ------------  -------------  -------------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners    40,968,445    41,375,949    26,114,383    26,689,126     50,590,864     51,670,607
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (50,755,748)  (49,631,732)  (48,756,237)  (44,548,915)   (85,412,319)   (86,620,953)
  Annuity Benefit Payments                      (2,856)       (3,377)      (17,904)      (16,074)        (7,680)        (7,222)
  Transfers Between Subaccounts
   (including fixed account), Net           56,858,899    30,532,405   (12,105,914)   33,571,426     24,461,261    (65,687,667)
  Contract Charges                             (95,152)      (97,263)      (48,418)      (50,953)      (117,126)      (121,011)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                (9,114)      (22,224)        6,238       (86,292)        (2,433)       (12,979)
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --            --            --             --             --
                                          ------------  ------------  ------------  ------------  -------------  -------------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions               46,964,474    22,153,758   (34,807,852)   15,558,318    (10,487,433)  (100,779,225)
                                          ------------  ------------  ------------  ------------  -------------  -------------
Total Increase (Decrease) In Net Assets      8,343,755     2,086,105   (29,622,878)   93,629,270   (128,564,202)   104,553,061
NET ASSETS:
Beginning Of Period                        588,735,516   586,649,411   536,276,456   442,647,186    971,585,709    867,032,648
                                          ------------  ------------  ------------  ------------  -------------  -------------
End Of Period                             $597,079,271  $588,735,516  $506,653,578  $536,276,456  $ 843,021,507  $ 971,585,709
                                          ============  ============  ============  ============  =============  =============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                                VALIC COMPANY I          INVESCO BALANCE-RISK           VALIC COMPANY I
                                              GLOBAL REAL ESTATE          COMMODITY STRATEGY          DYNAMIC ALLOCATION
                                                     FUND                        FUND                        FUND
                                          --------------------------  --------------------------  --------------------------
                                                 DIVISION 101                DIVISION 102                DIVISION 103
                                          --------------------------  --------------------------  --------------------------
                                            FOR THE       FOR THE       FOR THE       FOR THE       FOR THE       FOR THE
                                           YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                              2014          2013          2014          2013          2014          2013
                                          ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net Investment Income (Loss)            $ 13,227,489  $ (3,178,071) $ (2,468,960) $ (2,004,146) $  1,125,814  $   (957,909)
  Net Realized Gains (Losses) From
   Securities Transactions                  34,068,346    25,938,277    (4,570,933)   (1,418,535)    5,796,020     1,805,360
  Net Change In Unrealized Appreciation
   (Depreciation) During The Period        (11,459,586)   (9,432,697)  (39,879,947)  (30,793,585)    1,426,244    13,886,837
                                          ------------  ------------  ------------  ------------  ------------  ------------
Increase (Decrease) In Net Assets From
  Operations                                35,836,249    13,327,509   (46,919,840)  (34,216,266)    8,348,078    14,734,288
                                          ------------  ------------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
  Payments Received From Contract Owners    31,742,734    37,520,926    20,797,353    22,114,612    54,129,944   120,462,145
  Surrenders Of Accumulation Units By
   Terminations And Withdrawals            (30,188,941)  (27,502,064)  (22,061,612)  (19,336,182)    4,444,239    (3,923,233)
  Annuity Benefit Payments                        (423)         (313)       (4,655)          (19)           --            --
  Transfers Between Subaccounts
   (including fixed account), Net           63,057,137   (42,858,827)   56,997,137    60,145,748     7,527,994    65,541,170
  Contract Charges                             (50,481)      (48,778)      (41,467)      (39,015)       (8,970)       (2,933)
  Adjustments to Net Assets Allocated
   to Contracts in Payout Period                  (101)       (4,104)       (1,789)         (138)           --            --
  Increase (decrease) in Amounts
   Retained in Separate Account A                   --            --            --            --            --   (11,086,090)
                                          ------------  ------------  ------------  ------------  ------------  ------------
  Net Increase (Decrease) In Net Assets
   From Contract Transactions               64,559,925   (32,893,160)   55,684,967    62,885,006    66,093,207   170,991,059
                                          ------------  ------------  ------------  ------------  ------------  ------------
Total Increase (Decrease) In Net Assets    100,396,174   (19,565,651)    8,765,127    28,668,740    74,441,285   185,725,347
NET ASSETS:
Beginning Of Period                        306,863,680   326,429,331   242,807,717   214,138,977   195,706,622     9,981,275
                                          ------------  ------------  ------------  ------------  ------------  ------------
End Of Period                             $407,259,854  $306,863,680  $251,572,844  $242,807,717  $270,147,907  $195,706,622
                                          ============  ============  ============  ============  ============  ============

  The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

   The Variable Annuity Life Insurance Company Separate Account A (the
   "Separate Account") is a segregated investment account that was established by The Variable Annuity Life Insurance Company ("VALIC") to fund variable annuity insurance contracts issued by VALIC. VALIC is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a holding company, which through its subsidiaries is engaged in a broad range of insurance and insurance related activities, financial services, retirement savings and asset management. The Separate Account is registered with the Securities and Exchange Commission as a segregated unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

   The Separate Account includes the following variable annuity products:
   Portfolio Director, Group Unit Purchase, Group Fixed and Variable Annuity (GTS-VA), IMPACT, Independence Plus, Potentia, and Equity Director.

   The Separate Account contracts are sold primarily by VALIC's exclusive sales force. The distributor of these contracts is American General Distributors, Inc., an affiliate of VALIC; however, all commissions are paid by VALIC. No underwriting fees are paid in connection with the distribution of these contracts.

   VALIC serves as the investment adviser to the VALIC Company I and II Series (formerly AIG Retirement Company I and II). VALIC also serves as the transfer agent and accounting services agent to the VALIC Company I and II Series. SunAmerica Asset Management Corporation ("SAAMCO"), an affiliate of VALIC, serves as investment sub-adviser to certain underlying mutual funds of each series. Third-party portfolio managers manage the remaining mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

   On October 26, 2012, the SunAmerica 2015 High Watermark Fund closed. Effective December 31, 2012 the VALIC Company I Dynamic Allocation Fund commenced operations.

   The Separate Account is comprised of sixty six sub-accounts or "divisions." Each division, which represents a variable investment vehicle available only through a VALIC annuity contract, invests in the Funds listed below.

VALIC Company I Funds
Capital Conservation Fund (Division 1    Blue Chip Growth Fund (Division 72)
and 7)                                   Health Sciences Fund (Division 73)
Money Market I Fund (Division 2 and 6)   Value Fund (Division 74)
Mid Cap Index Fund (Division 4)          Broad Cap Value Income Fund (Division 75)
Asset Allocation Fund (Division 5)       Large Cap Core Fund (Division 76)
Government Securities Fund (Division 8)  Inflation Protected Fund (Division 77)
Stock Index Fund (Divisions 10A, B, C,   Growth Fund (Division 78)
and D)                                   Large Capital Growth Fund (Division 79)
International Equities Index Fund        Mid Cap Strategic Growth Fund (Division 83)
(Division 11)                            Small Cap Special Values Fund (Division 84)
Global Social Awareness Fund (Division   Small Mid Growth Fund (Division 85)
12)                                      Small Cap Aggressive Growth Fund (Division 86)
International Government Bond Fund       Emerging Economies Fund (Division 87)
(Division 13)                            Global Strategy Fund (Division 88)
Small Cap Index Fund (Division 14)       Foreign Value Fund (Division 89)
Core Equity Fund (Division 15)           Global Real Estate Fund (Division 101)
Growth & Income Fund (Division 16)       Dynamic Allocation Fund (Division 103)
Science & Technology Fund (Division 17)
Small Cap Fund (Division 18)
International Growth Fund (Division 20)
Dividend Value Fund (Division 21)
Nasdaq-100(R) Index Fund (Division 46)

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1. ORGANIZATION (CONTINUED)

VALIC Company II Funds
International Opportunities Fund         Money Market II Fund (Division 44)
(Division 33)                            Aggressive Growth Lifestyle Fund (Division 48)
Small Cap Growth Fund (Division 35)      Moderate Growth Lifestyle Fund (Division 49)
Small Cap Value Fund (Division 36)       Conservative Growth Lifestyle Fund (Division 50)
Mid Cap Growth Fund (Division 37)        Core Bond Fund (Division 58)
Mid Cap Value Fund (Division 38)         Strategic Bond Fund (Division 59)
Capital Appreciation Fund (Division 39)  High Yield Bond Fund (Division 60)
Large Cap Value Fund (Division 40)
Socially Responsible Fund (Division 41)

Other Funds
Vanguard Long-Term Investment-Grade      Ariel Fund (Division 68)
Fund (Division 22)                       Ariel Appreciation Fund (Division 69)
Vanguard Long-Term Treasury Fund         American Beacon Holland Large Cap Growth Fund (Division
(Division 23)                            70)
Vanguard Windsor II Fund (Division 24)   SunAmerica 2020 High Watermark Fund (Division 82)
Vanguard Wellington Fund (Division 25)   Invesco Balanced-Risk Commodity Strategy Fund (Division
Vanguard LifeStrategy Growth Fund        102)
(Division 52)
Vanguard LifeStrategy Moderate Growth
Fund (Division 53)
Vanguard LifeStrategy Conservative
Growth Fund (Division 54)

   The assets of the Separate Account are segregated from VALIC's other assets. The operations of the Separate Account are part of VALIC.

   In addition to the sixty six divisions above, a contract owner may allocate contract funds to a fixed account, which is part of VALIC's general account. Contract owners should refer to the Portfolio Director prospectus, Group Unit Purchase prospectus, IMPACT prospectus, Independence Plus prospectus, Equity Director prospectus, and/or the Potentia prospectus for a complete description of the available Funds and fixed account.

   Net premiums from the contracts are allocated to the divisions and invested in the Funds in accordance with contract owner instructions and are recorded as principal transactions in the Statements of Changes in Net Assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

   USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principals general accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

   INVESTMENT VALUATION: Investments in the Funds are valued at the net asset value per share at the close of each business day as reported by each Fund, which value their securities at fair value.

   INVESTMENT TRANSACTIONS AND RELATED INVESTMENT INCOME: Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale. The cost basis to calculate the realized gains and losses is determined by recording purchases and subsequent sales on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

   RESERVES FOR ANNUITY CONTRACTS ON BENEFIT: Participants are able to elect assumed interest rates between 3.0% and 6.0% in determining annuity payments. Reserves are calculated according to the 1983(a) Individual Mortality Table, the Annuity 2000 Mortality Table, and the 1994 Group Annuity Reserve Mortality Table, depending on the calendar year of annuitization.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   At each reporting period, the assumptions must be evaluated based on current experience, and the reserves must be adjusted accordingly. To the extent additional reserves are established due to mortality risk experience, VALIC makes payments to the Separate Account. If there are excess reserves remaining at the time annuity payments cease, the assets supporting those reserves are transferred from the Separate Account to VALIC. VALIC received a net mortality transfer from the Separate Account of $(966,169) and $372,583 for the years ended December 31, 2014 and 2013, respectively.

   ACCUMULATION UNITS: Accumulation units are the basic valuation unit of a deferred variable annuity. Such units are valued daily to reflect investment performance and the prorated daily deduction for mortality and expense risk charges, net of any applicable expense reimbursements. VALIC offers both standard and enhanced contracts, which have different mortality and expense risk charges.

   FEDERAL INCOME TAXES: VALIC qualifies for federal income tax treatment granted to life insurance companies under subchapter L of the Internal Revenue Service Code (the "Code"). The operations of the Separate Account are part of the total operations of VALIC and are not taxed separately. Under the current provisions of the Code, VALIC does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

3. FAIR VALUE MEASUREMENTS

   Assets and liabilities recorded at fair value in the Separate Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

   Level 1-- Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets and most mutual funds.

   Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, and derivative contracts.

   Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include certain fixed income securities and equities.

   The Separate Account assets measured at fair value as of December 31, 2014 consist of investments registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2014, and respective hierarchy levels. As all assets of the Separate Account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2014, is presented.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4. CHARGES AND DEDUCTIONS

   Charges and deductions are applied against the current value of the Separate Account and are paid as follows:

   MORTALITY AND EXPENSE RISK CHARGE: Deductions for mortality and expense risks assumed by VALIC are calculated daily, at an annual rate, on the average daily net asset value of the underlying Funds comprising the divisions attributable to the contract owners and are paid to VALIC. The mortality and expense risk charges for each division is shown in the table below. The charges range from 0.21% to 2.10% based on the average daily net asset value of each division. The exact rate depends on the particular product issued and the division selected. This charge is guaranteed and cannot be increased by VALIC. The mortality and expense risk charges are to compensate VALIC for assuming mortality and expense risks under the contract. The mortality risk that VALIC assumes is the obligation to provide payments during the payout period for the life of the contract, no matter how long that might be. In addition, VALIC assumes the obligation to pay during the purchase period a death benefit. The expense risk is VALIC's obligation to cover the cost of issuing and administering the contract, no matter how large the cost may be. These charges are included on the mortality and expense risk charge line of the Statement of Operations.

DIVISIONS                                            RISK CHARGES
---------                                --------------------------------------
GTS-VA                                   0.85% on the first $10 million
10B                                      0.425% on the next $90 million
                                         0.21% on the excess over $100 million
GUP                                      1.00%
10A
Portfolio Director, Impact,              0.15% - 1.25%
Independence Plus
1, 2, 4 through 8, 10A, 10C, 10D, 11
through 18, 20, 21, 33, 35 through 41,
44 through 46, 48 through 50, 58
through 60, 72 through 79, 83 through
103
Portfolio Director                       0.40% - 1.25%
22 through 25, 52 through 54, 68
through 70, 82
Potentia Product                         0.95% - 1.45%
4, 6, 10C, 12, 14, 16, 17, 35, 39, 48
through 50, 58, 59, 78, 79, 83, 87
Equity Director                          1.60% - 2.10%
1 through 79, 83 through 103

Mortality and expense risk charges of the Separate Account's divisions' 10A and 10B (as defined to include underlying Fund expenses) are limited to the following rates based on average daily net assets:

DIVISIONS                                         EXPENSE LIMITATIONS
---------                                --------------------------------------

Group Unit Purchase                      1.4157% on the first $359,065,787
10A                                      1.36% on the next $40,934,213
                                         1.32% on the excess over $400 million

GTS-VA                                   0.6966% on the first $25,434,267
10B                                      0.50% on the first $74,565,733
                                         0.25% on the excess over $100 million

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4. CHARGES AND DEDUCTIONS (CONTINUED)

   SEPARATE ACCOUNT EXPENSE REIMBURSEMENTS OR CREDITS: Certain of the Funds or their affiliates have an agreement with VALIC to pay VALIC for administrative and shareholder services provided to the underlying Fund. VALIC applied these payments to reduce its charges to the division investing in that Fund. In addition, VALIC currently reimburses or credits certain divisions a portion of VALIC's mortality and expense risk charges, as shown in the table above. The reimbursements are included on the reimbursement of expenses line of the Statement of Operations. Such crediting arrangements are voluntary, and may be changed by VALIC at any time. The expense reimbursements are credited at the annual rates shown below.

DIVISIONS                                EXPENSE REDUCTION
---------                                -----------------
22, 23, 33, 35 through 41, 44, 48             0.25%
through 50, 58 through 70

   ACCOUNT MAINTENANCE CHARGE: An account maintenance charge of $3.75 is assessed on each contract (except those relating to divisions 10A and 10B, contracts within division 10D are assessed a $30 annual maintenance charge) by VALIC on the last day of the calendar quarter in which VALIC receives the first purchase payment, and in quarterly installments thereafter during the accumulation period. The account maintenance charge is to reimburse VALIC for administrative expenses for establishing and maintaining the record keeping for the divisions. Account maintenance charges for all divisions in the Separate Account totaled $3,793,341 and $3,892,642 for the years ended December 31, 2014 and 2013, respectively. These charges are paid by redemption of units outstanding and are included as part of the contract charges line of the Statement of Changes in Net Assets.

   SURRENDER CHARGE: When money is withdrawn from a participant's account, a surrender charge may be deducted from the amount withdrawn. VALIC received surrender charges of $4,447,373 and $4,253,904 for the years ended
   December 31, 2014 and 2013, respectively. The surrender charges are paid by redemption of units outstanding and represent the sum of all divisions presented in the Separate Account. These charges are included as part of the surrenders of accumulation units by termination and withdrawal line of the Statement of Changes in Net Assets.

   SALES AND ADMINISTRATIVE CHARGE: Certain purchase payments into divisions 10A and 10B are subject to a sales and administrative charge. The percentage rate charged is based on the amount of purchase payment received. VALIC received $3,343 and $367 for the year ended December 31, 2014, in sales and administrative charges on variable annuity purchase payments for divisions 10A and 10B, respectively. VALIC received $3,837 and $72 for the year ended December 31, 2013, in sales and administrative charges on variable annuity purchase payments for divisions 10A and 10B, respectively. The sales and administrative charges are paid by redemption of units outstanding and represent the sum of all divisions presented in the Separate Account. These charges are included as part of the payments received from contract owners line of the Statement of Changes in Net Assets.

   PREMIUM TAX CHARGE: Taxes on purchase payments are imposed by some states, cities, and towns. The rate will range from 0% to 3.5%. If the law of the state, city, or town requires premium taxes to be paid when purchase payments are made, VALIC will deduct the tax from such payments prior to depositing the payments into the separate account. Otherwise, such tax will be deducted from the account value when annuity payments are to begin.

   GUARANTEED MINIMUM WITHDRAWAL CHARGE: An optional annualized fee percentage of 0.65% for a guaranteed minimum withdrawal benefit ("GMWB") charge may be assessed on certain contracts based on eligible purchase payments made into the contract (called the "Benefit Base"). The fee is deducted quarterly and is calculated as a percentage of the Benefit Base on the date the fee is deducted. The GMWB charges for all divisions in the Separate Account totaled $23,366,722 and $22,168,382 for the years ended December 31, 2014 and 2013, respectively. These charges are paid by redemption of units outstanding and are included as part of the surrenders of accumulation units by termination and withdrawal line of the Statement of Changes in Net Assets.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. PURCHASES AND SALES OF INVESTMENTS

   The aggregate cost of shares acquired and the aggregate proceeds from shares sold during the year ended December 31, 2014 consist of the following:

                                                      COST OF     PROCEEDS FROM
UNDERLYING FUND                          DIVISION SHARES ACQUIRED  SHARES SOLD
---------------                          -------- --------------- -------------
VALIC Company I Capital Conservation
  Fund                                      1      $    109,763   $    422,792
VALIC Company I Capital Conservation
  Fund                                      7        33,227,479     24,242,233
VALIC Company I Money Market I Fund         2            35,299         71,541
VALIC Company I Money Market I Fund         6        88,019,602    109,545,528
VALIC Company I Mid Cap Index Fund          4       201,045,247    262,830,933
VALIC Company I Asset Allocation Fund       5        30,778,003     25,244,301
VALIC Company I Government Securities
  Fund                                      8        15,591,432     30,667,955
VALIC Company I Stock Index Fund           10A          462,269     12,336,399
VALIC Company I Stock Index Fund           10B          592,117      1,406,481
VALIC Company I Stock Index Fund           10C      200,418,285    374,647,270
VALIC Company I Stock Index Fund           10D          126,778        602,433
VALIC Company I International Equities
  Index Fund                               11        85,618,093    160,122,464
VALIC Company I Global Social Awareness
  Fund                                     12        20,805,766     44,376,181
VALIC Company I International
  Government Bond Fund                     13        38,660,691     40,843,549
VALIC Company I Small Cap Index Fund       14        61,585,255    108,249,686
VALIC Company I Core Equity Fund           15         4,791,840     28,885,059
VALIC Company I Growth & Income Fund       16        13,464,595     15,234,620
VALIC Company I Science & Technology
  Fund                                     17        14,596,855     78,918,696
VALIC Company I Small Cap Fund             18        21,340,804     44,676,355
VALIC Company I International Growth
  Fund                                     20        32,774,737     82,591,416
VALIC Company I Dividend Value Fund        21       111,546,762     58,401,890
Vanguard LT Investment-Grade Fund          22        98,133,243     24,403,156
Vanguard LT Treasury Fund                  23        27,565,684     38,029,455
Vanguard Windsor II Fund                   24       198,839,660    118,058,769
Vanguard Wellington Fund                   25       142,356,359    114,118,054
VALIC Company II International
  Opportunities Fund                       33        72,975,203     61,668,883
VALIC Company II Small Cap Growth Fund     35        21,548,938     24,647,623
VALIC Company II Small Cap Value Fund      36        84,778,727     34,477,273
VALIC Company II Mid Cap Growth Fund       37        23,294,630     20,976,229
VALIC Company II Mid Cap Value Fund        38        79,304,142     74,421,690
VALIC Company II Capital Appreciation
  Fund                                     39         4,160,449      6,867,077
VALIC Company II Large Cap Value Fund      40        11,253,473     25,433,909
VALIC Company II Socially Responsible
  Fund                                     41        54,725,642     66,097,427
VALIC Company II Money Market II Fund      44        61,638,101     84,640,913
VALIC Company I Nasdaq-100(R) Index Fund   46        34,583,565     16,495,074
VALIC Company II Aggressive Growth
  Lifestyle Fund                           48        66,969,956     20,390,126
VALIC Company II Moderate Growth
  Lifestyle Fund                           49       137,354,038     30,736,804
VALIC Company II Conservative Growth
  Lifestyle Fund                           50        76,194,667     30,936,785
Vanguard LifeStrategy Growth Fund          52        17,607,068     14,889,300
Vanguard LifeStrategy Moderate Growth
  Fund                                     53        22,284,266     20,189,122

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                      COST OF     PROCEEDS FROM
UNDERLYING FUND                          DIVISION SHARES ACQUIRED  SHARES SOLD
---------------                          -------- --------------- -------------
Vanguard LifeStrategy Conservative
  Growth Fund                              54        14,006,600     11,030,826
VALIC Company II Core Bond Fund            58       110,903,869     89,192,958
VALIC Company II Strategic Bond Fund       59        58,420,529     35,813,585
VALIC Company II High Yield Bond Fund      60        63,167,921     31,162,792
Ariel Fund                                 68        73,760,838     56,862,398
Ariel Appreciation Fund                    69        77,969,336     46,560,486
American Beacon Holland Large Cap
  Growth Fund                              70         8,946,808     12,437,415
VALIC Company I Blue Chip Growth Fund      72        44,573,590     59,249,569
VALIC Company I Health Sciences Fund       73        93,648,528     37,353,128
VALIC Company I Value Fund                 74         4,232,492     17,138,260
VALIC Company I Broad Cap Value Income
  Fund                                     75        10,704,555      5,660,433
VALIC Company I Large Cap Core Fund        76        23,092,998     33,359,930
VALIC Company I Inflation Protected Fund   77        58,494,503     23,160,831
VALIC Company I Growth Fund                78        64,556,007    113,257,202
VALIC Company I Large Capital Growth
  Fund                                     79        36,499,103     40,559,984
SunAmerica 2020 High Watermark Fund        82           280,495      2,265,234
VALIC Company I Mid Cap Strategic
  Growth Fund                              83        17,340,057     44,079,515
VALIC Company I Small Cap Special
  Values Fund                              84         5,186,433     28,781,505
VALIC Company I Small Mid Growth Fund      85         9,831,495     24,719,519
VALIC Company I Small Cap Aggressive
  Growth Fund                              86        25,216,908     29,243,272
VALIC Company I Emerging Economies Fund    87       103,179,795     53,119,217
VALIC Company I Global Strategy Fund       88        26,047,100     48,473,516
VALIC Company I Foreign Value Fund         89        65,614,634     66,721,405
VALIC Company I Global Real Estate Fund    101      136,734,129     38,805,770
Invesco Balanced-Risk Commodity
  Strategy Fund                            102       72,555,349     19,357,803
VALIC Company I Dynamic Allocation Fund    103       85,075,075     13,431,152

6. UNIT VALUES, NET ASSETS AND CHANGES IN UNITS OUTSTANDING

   The accumulation units outstanding and analysis of the increase (decrease) in units outstanding as of December 31, 2014.

                                                            CONTRACTS
                                                              WITH
                                                            MORTALITY
                                                               AND                                INCREASE
                                                             EXPENSE                            (DECREASE) IN
                                                              RISK                 ACCUMULATION ACCUMULATION
                                                             CHARGE   ACCUMULATION    UNITS         UNITS
UNDERLYING FUND                                    DIVISION    OF:    UNITS ISSUED   REDEEMED    OUTSTANDING
---------------                                    -------- --------- ------------ ------------ -------------
VALIC Company I Capital Conservation Fund             1       1.00%         1,832      (57,278)      (55,446)/(2), (3), (4), (5)/
VALIC Company I Money Market I Fund                   2       1.00%        12,258      (23,012)      (10,754)/(2), (3), (4), (5)/
VALIC Company I Mid Cap Index Fund                    4       0.40%       861,163   (1,002,456)     (141,293)/(2)/
VALIC Company I Mid Cap Index Fund                    4       0.60%        54,903     (168,065)     (113,162)/(2)/
VALIC Company I Mid Cap Index Fund                    4       0.80%       197,773   (2,351,404)   (2,153,631)/(2)/
VALIC Company I Mid Cap Index Fund                    4       1.00%     1,391,393   (9,781,802)   (8,390,409)/(2), (3), (4), (5)/
VALIC Company I Mid Cap Index Fund                    4       1.45%         4,062       (2,835)        1,227/(1)/
VALIC Company I Mid Cap Index Fund                    4       1.85%     2,858,868   (3,202,127)     (343,259)/(6)/
VALIC Company I Asset Allocation Fund                 5       0.60%        15,438       (3,754)       11,684/(2)/
VALIC Company I Asset Allocation Fund                 5       0.80%       967,910   (1,046,894)      (78,984)/(2)/
VALIC Company I Asset Allocation Fund                 5       1.00%     1,402,244   (2,077,734)     (675,490)/(2), (3), (4), (5)/
VALIC Company I Asset Allocation Fund                 5       1.85%       228,744      (30,305)      198,439/(6)/
VALIC Company I Money Market I Fund                   6       0.40%     1,014,360   (1,356,126)     (341,766)/(2)/
VALIC Company I Money Market I Fund                   6       0.60%       800,348     (588,848)      211,500/(2)/
VALIC Company I Money Market I Fund                   6       0.80%     7,784,445   (9,096,302)   (1,311,857)/(2)/
VALIC Company I Money Market I Fund                   6       1.00%    33,570,548  (40,580,402)   (7,009,854)/(2), (3), (4), (5)/
VALIC Company I Money Market I Fund                   6       1.45%         2,605       (5,416)       (2,811)/(1)/
VALIC Company I Money Market I Fund                   6       1.85%     1,962,471   (3,409,929)   (1,447,458)/(6)/
VALIC Company I Capital Conservation Fund             7       0.60%       798,793      (35,919)      762,874/(2)/
VALIC Company I Capital Conservation Fund             7       0.80%     2,297,601   (2,159,345)      138,256/(2)/
VALIC Company I Capital Conservation Fund             7       1.00%     3,744,606   (3,763,997)      (19,391)/(2), (3), (4), (5)/
VALIC Company I Capital Conservation Fund             7       1.85%       138,768     (440,878)     (302,110)/(6)/
VALIC Company I Government Securities Fund            8       0.60%       133,968     (322,389)     (188,421)/(2)/
VALIC Company I Government Securities Fund            8       0.80%     1,250,755   (2,702,275)   (1,451,520)/(2)/
VALIC Company I Government Securities Fund            8       1.00%     1,438,962   (4,603,971)   (3,165,009)/(2), (3), (4), (5)/
VALIC Company I Government Securities Fund            8       1.85%        19,050      (51,476)      (32,426)/(6)/
VALIC Company I Stock Index Fund                     10A      1.00%        12,301     (399,515)     (387,214)/(2), (3), (4), (5)/
VALIC Company I Stock Index Fund                     10B      0.43%         1,521      (19,209)      (17,688)/(3)/
VALIC Company I Stock Index Fund                     10C      0.40%     1,602,422   (3,367,327)   (1,764,905)/(2)/
VALIC Company I Stock Index Fund                     10C      0.60%        97,283     (763,416)     (666,133)/(2)/
VALIC Company I Stock Index Fund                     10C      0.80%       199,567  (10,935,062)  (10,735,495)/(2)/
VALIC Company I Stock Index Fund                     10C      1.00%     3,309,990  (26,288,653)  (22,978,663)/(2), (3), (4), (5)/
VALIC Company I Stock Index Fund                     10C      1.45%         1,903       (1,730)          173/(1)/
VALIC Company I Stock Index Fund                     10C      1.85%     3,608,520     (682,808)    2,925,712/(6)/
VALIC Company I Stock Index Fund                     10D      1.00%         8,588      (72,925)      (64,337)/(2), (3), (4), (5)/
VALIC Company I International Equities Index Fund    11       0.60%       268,841     (357,594)      (88,753)/(2)/
VALIC Company I International Equities Index Fund    11       0.80%     8,888,752  (17,628,098)   (8,739,346)/(2)/
VALIC Company I International Equities Index Fund    11       1.00%    21,673,352  (58,963,053)  (37,289,701)/(2), (3), (4), (5)/
VALIC Company I International Equities Index Fund    11       1.85%     1,191,491   (2,091,929)     (900,438)/(6)/
VALIC Company I Global Social Awareness Fund         12       0.40%             4      (44,139)      (44,135)/(2)/
VALIC Company I Global Social Awareness Fund         12       0.60%       299,734     (189,046)      110,688/(2)/
VALIC Company I Global Social Awareness Fund         12       0.80%     1,585,645   (2,694,118)   (1,108,473)/(2)/
VALIC Company I Global Social Awareness Fund         12       1.00%       816,881   (4,418,482)   (3,601,601)/(2), (3), (4), (5)/
VALIC Company I Global Social Awareness Fund         12       1.85%        45,478         (791)       44,687/(6)/
VALIC Company I International Government Bond Fund   13       0.40%           660       (6,687)       (6,027)/(2)/
VALIC Company I International Government Bond Fund   13       0.60%        24,183     (114,151)      (89,968)/(2)/
VALIC Company I International Government Bond Fund   13       0.80%     4,630,875   (5,309,878)     (679,003)/(2)/
VALIC Company I International Government Bond Fund   13       1.00%     5,604,580   (6,949,646)   (1,345,066)/(2), (3), (4), (5)/
VALIC Company I International Government Bond Fund   13       1.85%       895,843      (74,610)      821,233/(6)/
VALIC Company I Small Cap Index Fund                 14       0.40%       825,146     (960,738)     (135,592)/(2)/
VALIC Company I Small Cap Index Fund                 14       0.60%        64,232     (134,527)      (70,295)/(2)/
VALIC Company I Small Cap Index Fund                 14       0.80%       436,427   (4,821,968)   (4,385,541)/(2)/
VALIC Company I Small Cap Index Fund                 14       1.00%     2,956,250  (11,260,877)   (8,304,627)/(2), (3), (4), (5)/
VALIC Company I Small Cap Index Fund                 14       1.45%         7,437       (4,150)        3,287/(1)/
VALIC Company I Small Cap Index Fund                 14       1.85%     1,838,475     (812,310)    1,026,165/(6)/
VALIC Company I Core Equity Fund                     15       0.40%         2,145     (121,757)     (119,612)/(2)/
VALIC Company I Core Equity Fund                     15       0.60%        28,084      (42,560)      (14,476)/(2)/
VALIC Company I Core Equity Fund                     15       0.80%       306,287   (1,316,964)   (1,010,677)/(2)/
VALIC Company I Core Equity Fund                     15       1.00%       143,573   (6,792,444)   (6,648,871)/(2), (3), (4), (5)/
VALIC Company I Core Equity Fund                     15       1.85%         2,661      (12,573)       (9,912)/(6)/
VALIC Company I Growth & Income Fund                 16       0.60%       114,688      (82,468)       32,220/(2)/
VALIC Company I Growth & Income Fund                 16       0.80%       591,320     (671,639)      (80,319)/(2)/
VALIC Company I Growth & Income Fund                 16       1.00%     1,749,740   (2,161,537)     (411,797)/(2), (3), (4), (5)/
VALIC Company I Growth & Income Fund                 16       1.45%           168         (384)         (216)/(1)/
VALIC Company I Growth & Income Fund                 16       1.85%        11,769      (24,957)      (13,188)/(6)/

   The accumulation units outstanding and analysis of the increase (decrease) in units outstanding as of December 31, 2014.

                                                            CONTRACTS
                                                              WITH
                                                            MORTALITY
                                                               AND                                INCREASE
                                                             EXPENSE                            (DECREASE) IN
                                                              RISK                 ACCUMULATION ACCUMULATION
                                                             CHARGE   ACCUMULATION    UNITS         UNITS
UNDERLYING FUND                                    DIVISION    OF:    UNITS ISSUED   REDEEMED    OUTSTANDING
---------------                                    -------- --------- ------------ ------------ -------------
VALIC Company I Science & Technology Fund             17      0.40%       715,920   (1,183,861)     (467,941)/(2)/
VALIC Company I Science & Technology Fund             17      0.60%       108,615     (144,934)      (36,319)/(2)/
VALIC Company I Science & Technology Fund             17      0.80%     1,535,265   (4,175,313)   (2,640,048)/(2)/
VALIC Company I Science & Technology Fund             17      1.00%     1,009,664  (11,037,874)  (10,028,210)/(2), (3), (4), (5)/
VALIC Company I Science & Technology Fund             17      1.45%         3,982      (11,180)       (7,198)/(1)/
VALIC Company I Science & Technology Fund             17      1.85%       162,749      (17,718)      145,031/(6)/
VALIC Company I Small Cap Fund                        18      0.40%            --           --           -- /(2)/
VALIC Company I Small Cap Fund                        18      0.60%        31,558     (126,602)      (95,044)/(2)/
VALIC Company I Small Cap Fund                        18      0.80%       405,947   (1,653,703)   (1,247,756)/(2)/
VALIC Company I Small Cap Fund                        18      1.00%       215,362   (7,451,254)   (7,235,892)/(2), (3), (4), (5)/
VALIC Company I Small Cap Fund                        18      1.85%         6,189      (60,204)      (54,015)/(6)/
VALIC Company I International Growth Fund             20      0.60%       178,443     (414,893)     (236,450)/(2)/
VALIC Company I International Growth Fund             20      0.80%     4,701,431  (10,637,370)   (5,935,939)/(2)/
VALIC Company I International Growth Fund             20      1.00%     2,436,547  (14,936,101)  (12,499,554)/(2), (3), (4), (5)/
VALIC Company I International Growth Fund             20      1.85%       618,690   (1,558,343)     (939,653)/(6)/
VALIC Company I Dividend Value Fund                   21      0.40%        10,938       (8,091)        2,847/(2)/
VALIC Company I Dividend Value Fund                   21      0.60%       159,291     (131,909)       27,382/(2)/
VALIC Company I Dividend Value Fund                   21      0.80%     1,638,841   (5,041,681)   (3,402,840)/(2)/
VALIC Company I Dividend Value Fund                   21      1.00%    37,252,955  (14,802,820)   22,450,135/(2), (3), (4), (5)/
VALIC Company I Dividend Value Fund                   21      1.85%     2,755,725   (2,848,757)      (93,032)/(6)/
Vanguard Long-Term Investment-Grade Fund              22      0.40%             1       (2,458)       (2,457)/(2)/
Vanguard Long-Term Investment-Grade Fund              22      0.60%        73,648     (133,688)      (60,040)/(2)/
Vanguard Long-Term Investment-Grade Fund              22      0.80%     1,467,182   (2,561,086)   (1,093,904)/(2)/
Vanguard Long-Term Investment-Grade Fund              22      1.00%    24,490,848   (4,283,988)   20,206,860/(2), (3), (4), (5)/
Vanguard Long-Term Investment-Grade Fund              22      2.10%       108,050     (481,223)     (373,173)/(6)/
Vanguard Long-Term Treasury Fund                      23      0.40%             2      (59,697)      (59,695)/(2)/
Vanguard Long-Term Treasury Fund                      23      0.60%       126,504     (159,761)      (33,257)/(2)/
Vanguard Long-Term Treasury Fund                      23      0.80%     2,432,926   (3,382,182)     (949,256)/(2)/
Vanguard Long-Term Treasury Fund                      23      1.00%     2,468,669   (8,033,767)   (5,565,098)/(2), (3), (4), (5)/
Vanguard Long-Term Treasury Fund                      23      2.10%       124,196     (405,163)     (280,967)/(6)/
Vanguard Windsor II Fund                              24      0.65%     1,350,059   (1,926,806)     (576,747)/(2)/
Vanguard Windsor II Fund                              24      0.85%       258,282     (446,290)     (188,008)/(2)/
Vanguard Windsor II Fund                              24      1.05%     4,097,270   (6,574,815)   (2,477,545)/(2)/
Vanguard Windsor II Fund                              24      1.25%     5,810,525  (19,214,136)  (13,403,611)/(2)/
Vanguard Windsor II Fund                              24      2.10%        39,435      (27,932)       11,503/(6)/
Vanguard Wellington Fund                              25      0.65%     1,582,695   (1,706,378)     (123,683)/(2)/
Vanguard Wellington Fund                              25      0.85%       360,217     (754,055)     (393,838)/(2)/
Vanguard Wellington Fund                              25      1.05%     2,169,254   (5,940,543)   (3,771,289)/(2)/
Vanguard Wellington Fund                              25      1.25%     3,725,943  (16,388,137)  (12,662,194)/(2)/
Vanguard Wellington Fund                              25      2.10%        66,478      (80,599)      (14,121)/(6)/
VALIC Company II International Opportunities Fund     33      0.35%        38,213     (135,400)      (97,187)/(2)/
VALIC Company II International Opportunities Fund     33      0.55%    10,121,354   (2,572,308)    7,549,046/(2)/
VALIC Company II International Opportunities Fund     33      0.75%    21,173,172  (24,755,508)   (3,582,336)/(2)/
VALIC Company II International Opportunities Fund     33      1.60%         6,220       (1,493)        4,727/(6)/
VALIC Company II Small Cap Growth Fund                35      0.35%        94,180     (193,625)      (99,445)/(2)/
VALIC Company II Small Cap Growth Fund                35      0.55%     1,297,801   (1,902,802)     (605,001)/(2)/
VALIC Company II Small Cap Growth Fund                35      0.75%     3,885,755   (7,030,888)   (3,145,133)/(2)/
VALIC Company II Small Cap Growth Fund                35      1.45%           177         (898)         (721)/(1)/
VALIC Company II Small Cap Growth Fund                35      1.60%       247,517     (506,378)     (258,861)/(6)/
VALIC Company II Small Cap Value Fund                 36      0.15%       268,922     (449,195)     (180,273)/(2)/
VALIC Company II Small Cap Value Fund                 36      0.35%        47,160     (220,578)     (173,418)/(2)/
VALIC Company II Small Cap Value Fund                 36      0.55%     4,456,310   (1,678,238)    2,778,072/(2)/
VALIC Company II Small Cap Value Fund                 36      0.75%     3,733,493   (6,606,105)   (2,872,612)/(2)/
VALIC Company II Small Cap Value Fund                 36      1.60%       194,394     (178,312)       16,082/(6)/
VALIC Company II Mid Cap Growth Fund                  37      0.35%       110,551     (228,562)     (118,011)/(2)/
VALIC Company II Mid Cap Growth Fund                  37      0.55%       592,343   (2,348,671)   (1,756,328)/(2)/
VALIC Company II Mid Cap Growth Fund                  37      0.75%     5,425,035   (7,550,417)   (2,125,382)/(2)/
VALIC Company II Mid Cap Growth Fund                  37      1.60%       376,161     (824,319)     (448,158)/(6)/
VALIC Company II Mid Cap Value                        38      0.15%       298,938     (705,219)     (406,281)/(2)/
VALIC Company II Mid Cap Value                        38      0.35%       322,432     (202,531)      119,901/(2)/
VALIC Company II Mid Cap Value                        38      0.55%       171,282   (3,721,522)   (3,550,240)/(2)/
VALIC Company II Mid Cap Value                        38      0.75%     3,741,116   (8,576,232)   (4,835,116)/(2)/
VALIC Company II Mid Cap Value                        38      1.60%     1,511,630   (1,428,074)       83,556/(6)/
VALIC Company II Capital Appreciation Fund            39      0.35%        68,464      (99,264)      (30,800)/(2)/
VALIC Company II Capital Appreciation Fund            39      0.55%       531,897     (899,428)     (367,531)/(2)/
VALIC Company II Capital Appreciation Fund            39      0.75%     1,901,827   (3,155,967)   (1,254,140)/(2)/
VALIC Company II Capital Appreciation Fund            39      1.45%         1,962           --         1,962/(1)/

   The accumulation units outstanding and analysis of the increase (decrease) in units outstanding as of December 31, 2014.

                                                            CONTRACTS
                                                              WITH
                                                            MORTALITY
                                                               AND                                INCREASE
                                                             EXPENSE                            (DECREASE) IN
                                                              RISK                 ACCUMULATION ACCUMULATION
                                                             CHARGE   ACCUMULATION    UNITS         UNITS
UNDERLYING FUND                                    DIVISION    OF:    UNITS ISSUED   REDEEMED    OUTSTANDING
---------------                                    -------- --------- ------------ ------------ -------------
VALIC Company II Capital Appreciation Fund            39      1.60%        11,637       (8,510)        3,127/(6)/
VALIC Company II Large Cap Value Fund                 40      0.35%        53,973     (173,331)     (119,358)/(2)/
VALIC Company II Large Cap Value Fund                 40      0.55%       629,669   (1,970,357)   (1,340,688)/(2)/
VALIC Company II Large Cap Value Fund                 40      0.75%     1,302,623   (5,398,546)   (4,095,923)/(2)/
VALIC Company II Large Cap Value Fund                 40      1.60%     2,361,216   (2,619,494)     (258,278)/(6)/
VALIC Company II Socially Responsible Fund            41      0.35%       805,420     (169,883)      635,537/(2)/
VALIC Company II Socially Responsible Fund            41      0.55%    15,385,528   (2,941,515)   12,444,013/(2)/
VALIC Company II Socially Responsible Fund            41      0.75%     1,683,325  (22,841,446)  (21,158,121)/(2)/
VALIC Company II Socially Responsible Fund            41      1.60%       118,267      (80,495)       37,772/(6)/
VALIC Company II Money Market II Fund                 44      0.35%     3,012,041   (1,340,014)    1,672,027/(2)/
VALIC Company II Money Market II Fund                 44      0.55%    10,381,058  (13,901,870)   (3,520,812)/(2)/
VALIC Company II Money Market II Fund                 44      0.75%    25,228,021  (41,279,406)  (16,051,385)/(2)/
VALIC Company II Money Market II Fund                 44      1.60%    10,874,660  (10,610,209)      264,451/(6)/
VALIC Company I Nasdaq-100 Index Fund                 46      0.60%       682,390     (658,306)       24,084/(2)/
VALIC Company I Nasdaq-100 Index Fund                 46      0.80%     5,874,922   (4,102,492)    1,772,430/(2)/
VALIC Company I Nasdaq-100 Index Fund                 46      1.00%    22,251,631   (8,942,079)   13,309,552/(2), (3), (4), (5)/
VALIC Company I Nasdaq-100 Index Fund                 46      1.85%       661,782     (395,845)      265,937/(6)/
VALIC Company II Aggressive Growth Lifestyle Fund     48      0.35%       106,350      (98,112)        8,238/(2)/
VALIC Company II Aggressive Growth Lifestyle Fund     48      0.55%     3,274,242   (1,404,238)    1,870,004/(2)/
VALIC Company II Aggressive Growth Lifestyle Fund     48      0.75%    17,361,110   (4,011,366)   13,349,744/(2)/
VALIC Company II Aggressive Growth Lifestyle Fund     48      1.45%         6,783      (26,521)      (19,738)/(1)/
VALIC Company II Aggressive Growth Lifestyle Fund     48      1.85%       118,638     (180,841)      (62,203)/(6)/
VALIC Company II Moderate Growth Lifestyle Fund       49      0.35%       373,468     (187,524)      185,944/(2)/
VALIC Company II Moderate Growth Lifestyle Fund       49      0.55%     5,103,708   (2,891,309)    2,212,399/(2)/
VALIC Company II Moderate Growth Lifestyle Fund       49      0.75%    32,127,889   (4,457,979)   27,669,910/(2)/
VALIC Company II Moderate Growth Lifestyle Fund       49      1.45%        10,018      (33,166)      (23,148)/(1)/
VALIC Company II Moderate Growth Lifestyle Fund       49      1.85%        83,438      (17,349)       66,089/(6)/
VALIC Company II Conservative Growth Lifestyle
  Fund                                                50      0.35%       167,217     (131,891)       35,326/(2)/
VALIC Company II Conservative Growth Lifestyle
  Fund                                                50      0.55%     4,948,460   (4,744,365)      204,095/(2)/
VALIC Company II Conservative Growth Lifestyle
  Fund                                                50      0.75%    17,720,900   (5,140,522)   12,580,378/(2)/
VALIC Company II Conservative Growth Lifestyle
  Fund                                                50      1.45%        13,537      (46,237)      (32,700)/(1)/
VALIC Company II Conservative Growth Lifestyle
  Fund                                                50      1.85%        12,745      (25,742)      (12,997)/(6)/
Vanguard LifeStrategy Growth Fund                     52      0.85%       121,622      (70,009)       51,613/(2)/
Vanguard LifeStrategy Growth Fund                     52      1.05%     1,078,201   (1,306,147)     (227,946)/(2)/
Vanguard LifeStrategy Growth Fund                     52      1.25%     4,544,241   (4,616,159)      (71,918)/(2)/
Vanguard LifeStrategy Growth Fund                     52      2.10%         5,238       (1,213)        4,025/(6)/
Vanguard LifeStrategy Moderate Growth Fund            53      0.85%        17,977     (109,083)      (91,106)/(2)/
Vanguard LifeStrategy Moderate Growth Fund            53      1.05%     1,358,717   (1,684,348)     (325,631)/(2)/
Vanguard LifeStrategy Moderate Growth Fund            53      1.25%     6,468,711   (6,670,475)     (201,764)/(2)/
Vanguard LifeStrategy Moderate Growth Fund            53      2.10%        34,664      (38,544)       (3,880)/(6)/
Vanguard LifeStrategy Conservative Growth Fund        54      0.85%       225,542     (265,144)      (39,602)/(2)/
Vanguard LifeStrategy Conservative Growth Fund        54      1.05%     1,138,288     (975,488)      162,800/(2)/
Vanguard LifeStrategy Conservative Growth Fund        54      1.25%     3,848,540   (3,893,005)      (44,465)/(2)/
Vanguard LifeStrategy Conservative Growth Fund        54      2.10%         1,386       (8,413)       (7,027)/(6)/
VALIC Company II Core Bond Fund                       58      0.15%       671,093     (879,181)     (208,088)/(2)/
VALIC Company II Core Bond Fund                       58      0.35%       310,887   (1,371,856)   (1,060,969)/(2)/
VALIC Company II Core Bond Fund                       58      0.55%     7,463,256   (3,106,989)    4,356,267/(2)/
VALIC Company II Core Bond Fund                       58      0.75%    39,564,074  (38,125,678)    1,438,396/(2)/
VALIC Company II Core Bond Fund                       58      1.45%         3,056       (5,470)       (2,414)/(1)/
VALIC Company II Core Bond Fund                       58      1.60%       525,385     (414,170)      111,215/(6)/
VALIC Company II Strategic Bond Fund                  59      0.35%       106,130     (330,010)     (223,880)/(2)/
VALIC Company II Strategic Bond Fund                  59      0.55%     2,429,531   (2,778,019)     (348,488)/(2)/
VALIC Company II Strategic Bond Fund                  59      0.75%     7,657,061   (8,052,025)     (394,964)/(2)/
VALIC Company II Strategic Bond Fund                  59      1.45%         6,457       (8,119)       (1,662)/(1)/
VALIC Company II Strategic Bond Fund                  59      1.60%     2,072,145     (794,052)    1,278,093/(6)/
VALIC Company II High Yield Bond Fund                 60      0.35%       545,246      (93,240)      452,006/(2)/
VALIC Company II High Yield Bond Fund                 60      0.55%     5,815,328   (3,044,858)    2,770,470/(2)/
VALIC Company II High Yield Bond Fund                 60      0.75%    11,593,475   (7,167,380)    4,426,095/(2)/
VALIC Company II High Yield Bond Fund                 60      1.60%     1,532,312   (2,230,238)     (697,926)/(6)/
Ariel Fund                                            68      0.40%       493,511     (667,786)     (174,275)/(2)/
Ariel Fund                                            68      0.60%        48,725     (309,917)     (261,192)/(2)/
Ariel Fund                                            68      0.80%     2,154,639   (5,744,311)   (3,589,672)/(2)/
Ariel Fund                                            68      1.00%     2,273,264  (10,692,670)   (8,419,406)/(2), (3), (4), (5)/
Ariel Fund                                            68      1.85%         4,155      (24,354)      (20,199)/(6)/
Ariel Appreciation Fund                               69      0.40%       327,107     (377,695)      (50,588)/(2)/
Ariel Appreciation Fund                               69      0.60%       274,171     (170,794)      103,377/(2)/
Ariel Appreciation Fund                               69      0.80%       959,388   (2,186,015)   (1,226,627)/(2)/

   The accumulation units outstanding and analysis of the increase (decrease) in units outstanding as of December 31, 2014.

                                                            CONTRACTS
                                                              WITH
                                                            MORTALITY
                                                               AND                                INCREASE
                                                             EXPENSE                            (DECREASE) IN
                                                              RISK                 ACCUMULATION ACCUMULATION
                                                             CHARGE   ACCUMULATION    UNITS         UNITS
UNDERLYING FUND                                    DIVISION    OF:    UNITS ISSUED   REDEEMED    OUTSTANDING
---------------                                    -------- --------- ------------ ------------ -------------
Ariel Appreciation Fund                               69      1.00%     7,213,923  (11,209,494)   (3,995,571)/(2), (3), (4), (5)/
Ariel Appreciation Fund                               69      1.85%            95       (7,693)       (7,598)/(6)/
American Beacon Holland Large Cap Growth Fund         70      0.60%         3,285      (19,600)      (16,315)/(2)/
American Beacon Holland Large Cap Growth Fund         70      0.80%       165,143   (2,365,690)   (2,200,547)/(2)/
American Beacon Holland Large Cap Growth Fund         70      1.00%       758,943   (3,074,902)   (2,315,959)/(2), (3), (4), (5)/
American Beacon Holland Large Cap Growth Fund         70      1.85%       706,577   (1,962,044)   (1,255,467)/(6)/
VALIC Company I Blue Chip Growth Fund                 72      0.60%       182,897     (304,235)     (121,338)/(2)/
VALIC Company I Blue Chip Growth Fund                 72      0.80%     4,196,676   (4,761,815)     (565,139)/(2)/
VALIC Company I Blue Chip Growth Fund                 72      1.00%     6,716,745  (26,373,334)  (19,656,589)/(2), (3), (4), (5)/
VALIC Company I Blue Chip Growth Fund                 72      1.85%     2,955,342     (978,750)    1,976,592/(6)/
VALIC Company I Health Sciences Fund                  73      0.60%       457,312     (288,906)      168,406/(2)/
VALIC Company I Health Sciences Fund                  73      0.80%     3,920,729   (3,031,637)      889,092/(2)/
VALIC Company I Health Sciences Fund                  73      1.00%    16,682,287   (6,338,134)   10,344,153/(2), (3), (4), (5)/
VALIC Company I Health Sciences Fund                  73      1.85%        92,574     (118,192)      (25,618)/(6)/
VALIC Company I Value Fund                            74      0.60%        13,413      (63,378)      (49,965)/(2)/
VALIC Company I Value Fund                            74      0.80%       473,820   (1,563,823)   (1,090,003)/(2)/
VALIC Company I Value Fund                            74      1.00%       782,823   (6,653,640)   (5,870,817)/(2), (3), (4), (5)/
VALIC Company I Value Fund                            74      1.85%        13,288       (8,464)        4,824/(6)/
VALIC Company I Broad Cap Value Fund                  75      0.60%       602,683      (31,716)      570,967/(2)/
VALIC Company I Broad Cap Value Fund                  75      0.80%       958,146     (592,377)      365,769/(2)/
VALIC Company I Broad Cap Value Fund                  75      1.00%     3,877,412   (2,430,118)    1,447,294/(2), (3), (4), (5)/
VALIC Company I Broad Cap Value Fund                  75      1.85%       676,161      (90,419)      585,742/(6)/
VALIC Company I Large Cap Core Fund                   76      0.60%       159,949      (72,041)       87,908/(2)/
VALIC Company I Large Cap Core Fund                   76      0.80%       755,842   (7,503,041)   (6,747,199)/(2)/
VALIC Company I Large Cap Core Fund                   76      1.00%     3,758,279   (6,534,511)   (2,776,232)/(2), (3), (4), (5)/
VALIC Company I Large Cap Core Fund                   76      1.85%       378,026   (1,692,581)   (1,314,555)/(6)/
VALIC Company I Inflation Protected Fund              77      0.60%       265,300     (429,193)     (163,893)/(2)/
VALIC Company I Inflation Protected Fund              77      0.80%     3,555,527   (3,112,253)      443,274/(2)/
VALIC Company I Inflation Protected Fund              77      1.00%    33,529,691  (11,335,655)   22,194,036/(2), (3), (4), (5)/
VALIC Company I Inflation Protected Fund              77      1.85%       129,226     (215,383)      (86,157)/(6)/
VALIC Company I Growth Fund                           78      0.40%       698,740   (1,565,293)     (866,553)/(2)/
VALIC Company I Growth Fund                           78      0.60%       175,293     (457,692)     (282,399)/(2)/
VALIC Company I Growth Fund                           78      0.80%       405,975   (9,978,000)   (9,572,025)/(2)/
VALIC Company I Growth Fund                           78      1.00%    35,079,595  (52,189,693)  (17,110,098)/(2), (3), (4), (5)/
VALIC Company I Growth Fund                           78      1.45%           166         (778)         (612)/(1)/
VALIC Company I Growth Fund                           78      1.85%        16,459      (13,871)        2,588/(6)/
VALIC Company I Large Capital Growth Fund             79      0.40%       316,579     (399,209)      (82,630)/(2)/
VALIC Company I Large Capital Growth Fund             79      0.60%        60,233     (308,501)     (248,268)/(2)/
VALIC Company I Large Capital Growth Fund             79      0.80%     1,520,153   (5,722,109)   (4,201,956)/(2)/
VALIC Company I Large Capital Growth Fund             79      1.00%       868,544  (16,398,538)  (15,529,994)/(2), (3), (4), (5)/
VALIC Company I Large Capital Growth Fund             79      1.45%         5,456       (2,857)        2,599/(1)/
VALIC Company I Large Capital Growth Fund             79      1.85%        25,372      (20,560)        4,812/(6)/
SunAmerica 2020 High Watermark Fund                   82      0.60%            --       (8,714)       (8,714)/(2)/
SunAmerica 2020 High Watermark Fund                   82      0.80%             4     (261,465)     (261,461)/(2)/
SunAmerica 2020 High Watermark Fund                   82      1.00%           229   (1,642,736)   (1,642,507)/(2)/
VALIC Company I Mid Cap Strategic Growth Fund         83      0.40%       151,325     (200,334)      (49,009)/(2)/
VALIC Company I Mid Cap Strategic Growth Fund         83      0.60%       153,492     (492,314)     (338,822)/(2)/
VALIC Company I Mid Cap Strategic Growth Fund         83      0.80%     2,738,624   (6,964,873)   (4,226,249)/(2)/
VALIC Company I Mid Cap Strategic Growth Fund         83      1.00%     2,663,803  (13,118,081)  (10,454,278)/(2), (3), (4), (5)/
VALIC Company I Mid Cap Strategic Growth Fund         83      1.45%           842       (2,111)       (1,269)/(1)/
VALIC Company I Mid Cap Strategic Growth Fund         83      1.85%       807,207     (463,313)      343,894/(6)/
VALIC Company I Small Cap Special Values Fund         84      0.60%       255,826     (496,724)     (240,898)/(2)/
VALIC Company I Small Cap Special Values Fund         84      0.80%       585,262   (6,811,739)   (6,226,477)/(2)/
VALIC Company I Small Cap Special Values Fund         84      1.00%     1,295,905   (9,661,584)   (8,365,679)/(2), (3), (4), (5)/
VALIC Company I Small Cap Special Values Fund         84      1.85%           292         (288)            4/(6)/
VALIC Company I Small Mid Growth Fund                 85      0.60%        21,780      (65,837)      (44,057)/(2)/
VALIC Company I Small Mid Growth Fund                 85      0.80%       431,506   (1,986,524)   (1,555,018)/(2)/
VALIC Company I Small Mid Growth Fund                 85      1.00%     3,270,088  (13,459,350)  (10,189,262)/(2), (3), (4), (5)/
VALIC Company I Small Mid Growth Fund                 85      1.85%        21,337      (13,952)        7,385/(6)/
VALIC Company I Small Cap Aggressive Growth Fund      86      0.60%        74,287     (100,981)      (26,694)/(2)/
VALIC Company I Small Cap Aggressive Growth Fund      86      0.80%     5,211,475   (6,631,442)   (1,419,967)/(2)/
VALIC Company I Small Cap Aggressive Growth Fund      86      1.00%     2,438,584   (7,636,999)   (5,198,415)/(2), (3), (4), (5)/
VALIC Company I Small Cap Aggressive Growth Fund      86      1.85%       245,592     (299,045)      (53,453)/(6)/
VALIC Company I Emerging Economies Fund               87      0.40%     2,020,393   (2,126,894)     (106,501)/(2)/
VALIC Company I Emerging Economies Fund               87      0.60%       675,899   (1,007,456)     (331,557)/(2)/
VALIC Company I Emerging Economies Fund               87      0.80%    16,802,057  (27,069,347)  (10,267,290)/(2)/
VALIC Company I Emerging Economies Fund               87      1.00%    80,813,598  (17,843,934)   62,969,664/(2), (3), (4), (5)/

   The accumulation units outstanding and analysis of the increase (decrease) in units outstanding as of December 31, 2014.

                                                            CONTRACTS
                                                              WITH
                                                            MORTALITY
                                                               AND                                INCREASE
                                                             EXPENSE                            (DECREASE) IN
                                                              RISK                 ACCUMULATION ACCUMULATION
                                                             CHARGE   ACCUMULATION    UNITS         UNITS
UNDERLYING FUND                                    DIVISION    OF:    UNITS ISSUED   REDEEMED    OUTSTANDING
---------------                                    -------- --------- ------------ ------------ -------------
VALIC Company I Emerging Economies Fund              87       1.45%         9,685       (8,201)        1,484/(1)/
VALIC Company I Emerging Economies Fund              87       1.85%     2,238,397   (3,073,337)     (834,940)/(6)/
VALIC Company I Global Strategy Fund                 88       0.60%       564,857     (354,342)      210,515/(2)/
VALIC Company I Global Strategy Fund                 88       0.80%     1,731,696   (8,046,146)   (6,314,450)/(2)/
VALIC Company I Global Strategy Fund                 88       1.00%     1,950,076  (13,687,212)  (11,737,136)/(2), (3), (4), (5)/
VALIC Company I Global Strategy Fund                 88       1.85%        91,145      (64,587)       26,558/(6)/
VALIC Company I Foreign Value Fund                   89       0.40%         6,136      (48,048)      (41,912)/(2)/
VALIC Company I Foreign Value Fund                   89       0.60%       161,258     (427,506)     (266,248)/(2)/
VALIC Company I Foreign Value Fund                   89       0.80%    15,493,194  (18,290,107)   (2,796,913)/(2)/
VALIC Company I Foreign Value Fund                   89       1.00%    17,529,706  (21,389,145)   (3,859,439)/(2), (3), (4), (5)/
VALIC Company I Foreign Value Fund                   89       1.85%     1,655,742     (182,015)    1,473,727/(6)/
VALIC Company I Global Real Estate Fund              101      0.60%       305,890     (183,452)      122,438/(2)/
VALIC Company I Global Real Estate Fund              101      0.80%     2,779,023   (4,570,839)   (1,791,816)/(2)/
VALIC Company I Global Real Estate Fund              101      1.00%    74,670,747  (22,931,293)   51,739,454/(2), (3), (4), (5)/
VALIC Company I Global Real Estate Fund              101      1.85%        49,579      (78,113)      (28,534)/(6)/
Invesco Balanced-Risk Commodity Strategy Fund        102      0.60%       324,439     (171,300)      153,139/(2)/
Invesco Balanced-Risk Commodity Strategy Fund        102      0.80%     9,483,654   (1,460,820)    8,022,834/(2)/
Invesco Balanced-Risk Commodity Strategy Fund        102      1.00%    82,274,473  (21,024,747)   61,249,726/(2), (3), (4), (5)/
Invesco Balanced-Risk Commodity Strategy Fund        102      1.85%         9,538       (3,422)        6,116/(6)/
VALIC Company I Dynamic Allocation Fund              103      0.60%        63,497      (18,466)       45,031/(2)/
VALIC Company I Dynamic Allocation Fund              103      0.80%     4,188,181     (925,213)    3,262,968/(2)/
VALIC Company I Dynamic Allocation Fund              103      1.00%    55,964,961   (6,035,209)   49,929,752/(2), (3), (4), (5)/
VALIC Company I Dynamic Allocation Fund              103      1.85%     4,170,423     (396,652)    3,773,771/(6)/

(1) Offered in registered Potentia Product
(2) Offered in Portfolio Director Product
(3) Offered in Group Unit Purchase Product
(4) Offered in Independence Plus Fixed and Variable Annuity Product
(5) Offered in Impact Fixed and Variable Annuity Product
(6) Offered in Equity Director Product

6. UNIT VALUES, NET ASSETS AND CHANGES IN UNITS OUTSTANDING

   The accumulation units outstanding and analysis of the increase (decrease) in units outstanding as of December 31, 2013.

                                                       CONTRACTS
                                                         WITH
                                                       MORTALITY
                                                          AND                                 INCREASE
                                                        EXPENSE                             (DECREASE) IN
                                                         RISK                 ACCUMULATION  ACCUMULATION
                                                        CHARGE   ACCUMULATION    UNITS          UNITS
UNDERLYING FUND                               DIVISION    OF:    UNITS ISSUED   REDEEMED     OUTSTANDING
---------------                               -------- --------- ------------ ------------ -------------
VALIC Company I Capital Conservation Fund        1       1.00%         2,956      (17,892)      (14,936)/(2), (3), (4), (5)/
VALIC Company I Money Market I Fund              2       1.00%         5,563      (23,815)      (18,252)/(2), (3), (4), (5)/
VALIC Company I Mid Cap Index Fund               4       0.40%     1,360,232   (1,422,663)      (62,431)/(2)/
VALIC Company I Mid Cap Index Fund               4       0.60%        73,137     (233,866)     (160,729)/(2)/
VALIC Company I Mid Cap Index Fund               4       0.80%        70,863   (5,208,064)   (5,137,201)/(2)/
VALIC Company I Mid Cap Index Fund               4       1.00%     3,183,099  (11,510,178)   (8,327,079)/(2), (3), (4), (5)/
VALIC Company I Mid Cap Index Fund               4       1.45%         3,035       (3,519)         (484)/(1)/
VALIC Company I Mid Cap Index Fund               4       1.85%       707,393     (371,281)      336,112/(6)/
VALIC Company I Asset Allocation Fund            5       0.60%        14,348      (25,972)      (11,624)/(2)/
VALIC Company I Asset Allocation Fund            5       0.80%     1,343,289   (1,373,768)      (30,479)/(2)/
VALIC Company I Asset Allocation Fund            5       1.00%     1,673,016   (2,269,669)     (596,653)/(2), (3), (4), (5)/
VALIC Company I Asset Allocation Fund            5       1.85%       230,333      (30,051)      200,282/(6)/
VALIC Company I Money Market I Fund              6       0.40%     1,595,354   (2,760,080)   (1,164,726)/(2)/
VALIC Company I Money Market I Fund              6       0.60%       921,274     (846,780)       74,494/(2)/
VALIC Company I Money Market I Fund              6       0.80%     9,505,917  (11,515,449)   (2,009,532)/(2)/
VALIC Company I Money Market I Fund              6       1.00%    32,818,812  (37,590,716)   (4,771,904)/(2), (3), (4), (5)/
VALIC Company I Money Market I Fund              6       1.45%         9,749      (21,613)      (11,864)/(1)/
VALIC Company I Money Market I Fund              6       1.85%     1,517,706       (1,477)    1,516,229/(6)/
VALIC Company I Capital Conservation Fund        7       0.60%       377,819     (978,633)     (600,814)/(2)/
VALIC Company I Capital Conservation Fund        7       0.80%     4,102,845   (4,504,308)     (401,463)/(2)/
VALIC Company I Capital Conservation Fund        7       1.00%     2,574,420   (9,989,763)   (7,415,343)/(2), (3), (4), (5)/
VALIC Company I Capital Conservation Fund        7       1.85%     1,374,798     (113,059)    1,261,739/(6)/
VALIC Company I Government Securities Fund       8       0.60%       630,987      (39,312)      591,675/(2)/
VALIC Company I Government Securities Fund       8       0.80%     6,884,491   (1,718,692)    5,165,799/(2)/
VALIC Company I Government Securities Fund       8       1.00%     4,294,033   (4,585,981)     (291,948)/(2), (3), (4), (5)/
VALIC Company I Government Securities Fund       8       1.85%       324,755     (346,092)      (21,337)/(6)/
VALIC Company I Stock Index Fund                10A      1.00%        36,337     (439,448)     (403,111)/(2), (3), (4), (5)/
VALIC Company I Stock Index Fund                10B      0.43%         3,521      (16,968)      (13,447)/(3)/
VALIC Company I Stock Index Fund                10C      0.40%     2,732,660   (4,385,570)   (1,652,910)/(2)/
VALIC Company I Stock Index Fund                10C      0.60%       156,637     (591,644)     (435,007)/(2)/
VALIC Company I Stock Index Fund                10C      0.80%     1,384,422   (7,857,660)   (6,473,238)/(2)/
VALIC Company I Stock Index Fund                10C      1.00%     2,930,696  (26,386,311)  (23,455,615)/(2), (3), (4), (5)/
VALIC Company I Stock Index Fund                10C      1.45%         5,539          (78)        5,461/(1)/
VALIC Company I Stock Index Fund                10C      1.85%       571,756     (597,248)      (25,492)/(6)/
VALIC Company I Stock Index Fund                10D      1.00%           484     (139,536)     (139,052)/(2), (3), (4), (5)/
VALIC Company I International Equities Index
  Fund                                          11       0.60%       355,366     (446,525)      (91,159)/(2)/
VALIC Company I International Equities Index
  Fund                                          11       0.80%     7,389,328  (24,677,236)  (17,287,908)/(2)/
VALIC Company I International Equities Index
  Fund                                          11       1.00%    70,675,470  (51,002,327)   19,673,143/(2), (3), (4), (5)/
VALIC Company I International Equities Index
  Fund                                          11       1.85%     1,120,916      (36,922)    1,083,994/(6)/
VALIC Company I Global Social Awareness Fund    12       0.40%             7      (78,110)      (78,103)/(2)/
VALIC Company I Global Social Awareness Fund    12       0.60%       868,363     (103,647)      764,716/(2)/
VALIC Company I Global Social Awareness Fund    12       0.80%    10,197,815   (2,845,376)    7,352,439/(2)/
VALIC Company I Global Social Awareness Fund    12       1.00%     6,294,647   (3,175,058)    3,119,589/(2), (3), (4), (5)/
VALIC Company I Global Social Awareness Fund    12       1.85%        11,447           --        11,447/(6)/
VALIC Company I International Government
  Bond Fund                                     13       0.40%            --         (753)         (753)/(2)/
VALIC Company I International Government
  Bond Fund                                     13       0.60%        23,564     (143,459)     (119,895)/(2)/
VALIC Company I International Government
  Bond Fund                                     13       0.80%     3,133,698   (4,260,817)   (1,127,119)/(2)/
VALIC Company I International Government
  Bond Fund                                     13       1.00%    11,062,149   (7,954,364)    3,107,785/(2), (3), (4), (5)/
VALIC Company I International Government
  Bond Fund                                     13       1.85%       367,218     (486,727)     (119,509)/(6)/
VALIC Company I Small Cap Index Fund            14       0.40%     1,145,578     (982,503)      163,075/(2)/
VALIC Company I Small Cap Index Fund            14       0.60%       122,648     (145,900)      (23,252)/(2)/
VALIC Company I Small Cap Index Fund            14       0.80%       418,691   (5,401,039)   (4,982,348)/(2)/
VALIC Company I Small Cap Index Fund            14       1.00%     3,161,340  (10,980,262)   (7,818,922)/(2), (3), (4), (5)/
VALIC Company I Small Cap Index Fund            14       1.45%           514         (290)          224/(1)/
VALIC Company I Small Cap Index Fund            14       1.85%       542,259     (290,459)      251,800/(6)/
VALIC Company I Core Equity Fund                15       0.40%            --      (42,886)      (42,886)/(2)/
VALIC Company I Core Equity Fund                15       0.60%         9,459      (53,369)      (43,910)/(2)/
VALIC Company I Core Equity Fund                15       0.80%       345,979   (1,495,924)   (1,149,945)/(2)/
VALIC Company I Core Equity Fund                15       1.00%       593,201   (7,518,220)   (6,925,019)/(2), (3), (4), (5)/
VALIC Company I Core Equity Fund                15       1.85%        27,656      (41,915)      (14,259)/(6)/
VALIC Company I Growth & Income Fund            16       0.60%        19,609      (43,564)      (23,955)/(2)/
VALIC Company I Growth & Income Fund            16       0.80%       487,840     (537,981)      (50,141)/(2)/
VALIC Company I Growth & Income Fund            16       1.00%     1,160,307   (2,547,889)   (1,387,582)/(2), (3), (4), (5)/
VALIC Company I Growth & Income Fund            16       1.45%            83         (363)         (280)/(1)/
VALIC Company I Growth & Income Fund            16       1.85%         3,503      (19,324)      (15,821)/(6)/

   The accumulation units outstanding and analysis of the increase (decrease) in units outstanding as of December 31, 2013.

                                                   CONTRACTS
                                                     WITH
                                                   MORTALITY
                                                      AND                                INCREASE
                                                    EXPENSE                            (DECREASE) IN
                                                     RISK                 ACCUMULATION ACCUMULATION
                                                    CHARGE   ACCUMULATION    UNITS         UNITS
UNDERLYING FUND                           DIVISION    OF:    UNITS ISSUED   REDEEMED    OUTSTANDING
---------------                           -------- --------- ------------ ------------ -------------
VALIC Company I Science & Technology Fund    17      0.40%     1,171,020   (1,646,282)     (475,262)/(2)/
VALIC Company I Science & Technology Fund    17      0.60%       147,690     (430,293)     (282,603)/(2)/
VALIC Company I Science & Technology Fund    17      0.80%       491,673   (5,445,396)   (4,953,723)/(2)/
VALIC Company I Science & Technology Fund    17      1.00%       350,389  (16,390,563)  (16,040,174)/(2), (3), (4), (5)/
VALIC Company I Science & Technology Fund    17      1.45%         1,784         (280)        1,504/(1)/
VALIC Company I Science & Technology Fund    17      1.85%       204,618      (14,167)      190,451/(6)/
VALIC Company I Small Cap Fund               18      0.40%            --           --            --/(2)/
VALIC Company I Small Cap Fund               18      0.60%        47,891     (418,312)     (370,421)/(2)/
VALIC Company I Small Cap Fund               18      0.80%       458,865   (3,133,518)   (2,674,653)/(2)/
VALIC Company I Small Cap Fund               18      1.00%       460,213   (7,623,322)   (7,163,109)/(2), (3), (4), (5)/
VALIC Company I Small Cap Fund               18      1.85%        53,864     (197,468)     (143,604)/(6)/
VALIC Company I International Growth Fund    20      0.60%       209,157   (1,655,091)   (1,445,934)/(2)/
VALIC Company I International Growth Fund    20      0.80%     5,096,183  (21,465,972)  (16,369,789)/(2)/
VALIC Company I International Growth Fund    20      1.00%     2,623,224  (18,081,135)  (15,457,911)/(2), (3), (4), (5)/
VALIC Company I International Growth Fund    20      1.85%       440,554   (1,195,470)     (754,916)/(6)/
VALIC Company I Dividend Value Fund          21      0.40%         3,337      (47,597)      (44,260)/(2)/
VALIC Company I Dividend Value Fund          21      0.60%       326,155   (1,591,059)   (1,264,904)/(2)/
VALIC Company I Dividend Value Fund          21      0.80%     1,432,163  (17,186,874)  (15,754,711)/(2)/
VALIC Company I Dividend Value Fund          21      1.00%    39,037,600  (15,987,333)   23,050,267/(2), (3), (4), (5)/
VALIC Company I Dividend Value Fund          21      1.85%       226,526     (497,849)     (271,323)/(6)/
Vanguard Long-Term Investment-Grade Fund     22      0.40%            --      (38,975)      (38,975)/(2)/
Vanguard Long-Term Investment-Grade Fund     22      0.60%        17,539     (207,475)     (189,936)/(2)/
Vanguard Long-Term Investment-Grade Fund     22      0.80%     2,257,783   (5,133,332)   (2,875,549)/(2)/
Vanguard Long-Term Investment-Grade Fund     22      1.00%     3,512,734  (27,078,042)  (23,565,308)/(2), (3), (4), (5)/
Vanguard Long-Term Investment-Grade Fund     22      2.10%     1,435,731     (415,502)    1,020,229/(6)/
Vanguard Long-Term Treasury Fund             23      0.40%            --      (60,973)      (60,973)/(2)/
Vanguard Long-Term Treasury Fund             23      0.60%        30,597     (212,399)     (181,802)/(2)/
Vanguard Long-Term Treasury Fund             23      0.80%     2,073,072   (6,075,504)   (4,002,432)/(2)/
Vanguard Long-Term Treasury Fund             23      1.00%     1,511,131  (16,510,100)  (14,998,969)/(2), (3), (4), (5)/
Vanguard Long-Term Treasury Fund             23      2.10%     1,341,002     (389,398)      951,604/(6)/
Vanguard Windsor II Fund                     24      0.65%     1,841,097   (1,846,739)       (5,642)/(2)/
Vanguard Windsor II Fund                     24      0.85%       345,910     (581,782)     (235,872)/(2)/
Vanguard Windsor II Fund                     24      1.05%       726,609   (8,345,240)   (7,618,631)/(2)/
Vanguard Windsor II Fund                     24      1.25%       620,832  (24,966,914)  (24,346,082)/(2)/
Vanguard Windsor II Fund                     24      2.10%        25,253      (97,251)      (71,998)/(6)/
Vanguard Wellington Fund                     25      0.65%     1,977,206   (1,836,167)      141,039/(2)/
Vanguard Wellington Fund                     25      0.85%       494,473     (573,187)      (78,714)/(2)/
Vanguard Wellington Fund                     25      1.05%     1,624,147  (11,244,719)   (9,620,572)/(2)/
Vanguard Wellington Fund                     25      1.25%     4,885,600  (14,362,615)   (9,477,015)/(2)/
Vanguard Wellington Fund                     25      2.10%       218,232     (399,478)     (181,246)/(6)/
VALIC Company II International
  Opportunities Fund                         33      0.35%        97,465     (132,290)      (34,825)/(2)/
VALIC Company II International
  Opportunities Fund                         33      0.55%       890,305   (4,699,718)   (3,809,413)/(2)/
VALIC Company II International
  Opportunities Fund                         33      0.75%    16,014,410  (26,420,337)  (10,405,927)/(2)/
VALIC Company II International
  Opportunities Fund                         33      1.60%        14,565      (28,658)      (14,093)/(6)/
VALIC Company II Small Cap Growth Fund       35      0.35%       206,705     (142,656)       64,049/(2)/
VALIC Company II Small Cap Growth Fund       35      0.55%     1,438,594   (1,466,336)      (27,742)/(2)/
VALIC Company II Small Cap Growth Fund       35      0.75%     4,665,002   (6,964,964)   (2,299,962)/(2)/
VALIC Company II Small Cap Growth Fund       35      1.45%            98           --            98/(1)/
VALIC Company II Small Cap Growth Fund       35      1.60%       273,579      (26,952)      246,627/(6)/
VALIC Company II Small Cap Value Fund        36      0.15%       401,932     (279,593)      122,339/(2)/
VALIC Company II Small Cap Value Fund        36      0.35%       170,377     (107,231)       63,146/(2)/
VALIC Company II Small Cap Value Fund        36      0.55%       258,542   (5,158,773)   (4,900,231)/(2)/
VALIC Company II Small Cap Value Fund        36      0.75%     2,156,776  (14,798,291)  (12,641,515)/(2)/
VALIC Company II Small Cap Value Fund        36      1.60%         9,536      (28,576)      (19,040)/(6)/
VALIC Company II Mid Cap Growth Fund         37      0.35%       206,716     (156,445)       50,271/(2)/
VALIC Company II Mid Cap Growth Fund         37      0.55%     1,538,253   (1,814,728)     (276,475)/(2)/
VALIC Company II Mid Cap Growth Fund         37      0.75%     7,478,386  (16,222,029)   (8,743,643)/(2)/
VALIC Company II Mid Cap Growth Fund         37      1.60%       411,010      (51,054)      359,956/(6)/
VALIC Company II Mid Cap Value               38      0.15%       530,731     (486,476)       44,255/(2)/
VALIC Company II Mid Cap Value               38      0.35%       384,086     (168,226)      215,860/(2)/
VALIC Company II Mid Cap Value               38      0.55%       265,512   (5,402,007)   (5,136,495)/(2)/
VALIC Company II Mid Cap Value               38      0.75%     5,886,204  (16,031,954)  (10,145,750)/(2)/
VALIC Company II Mid Cap Value               38      1.60%       728,219      (72,912)      655,307/(6)/
VALIC Company II Capital Appreciation
  Fund                                       39      0.35%        19,122      (92,347)      (73,225)/(2)/
VALIC Company II Capital Appreciation
  Fund                                       39      0.55%       617,801   (1,313,209)     (695,408)/(2)/
VALIC Company II Capital Appreciation
  Fund                                       39      0.75%     1,127,747   (3,086,006)   (1,958,259)/(2)/
VALIC Company II Capital Appreciation
  Fund                                       39      1.45%         2,186       (6,394)       (4,208)/(1)/

   The accumulation units outstanding and analysis of the increase (decrease) in units outstanding as of December 31, 2013.

                                                       CONTRACTS
                                                         WITH
                                                       MORTALITY
                                                          AND                                  INCREASE
                                                        EXPENSE                              (DECREASE) IN
                                                         RISK                  ACCUMULATION  ACCUMULATION
                                                        CHARGE   ACCUMULATION     UNITS          UNITS
UNDERLYING FUND                               DIVISION    OF:    UNITS ISSUED    REDEEMED     OUTSTANDING
---------------                               -------- --------- ------------  ------------   -------------
VALIC Company II Capital Appreciation Fund       39      1.60%        24,374       (14,575)          9,799/(6)/
VALIC Company II Large Cap Value Fund            40      0.35%       258,901      (180,875)         78,026/(2)/
VALIC Company II Large Cap Value Fund            40      0.55%     1,138,246    (2,006,427)       (868,181)/(2)/
VALIC Company II Large Cap Value Fund            40      0.75%     1,955,001    (6,297,744)     (4,342,743)/(2)/
VALIC Company II Large Cap Value Fund            40      1.60%     1,198,375      (763,613)        434,762/(6)/
VALIC Company II Socially Responsible Fund       41      0.35%       618,104       (97,691)        520,413/(2)/
VALIC Company II Socially Responsible Fund       41      0.55%       262,919    (6,825,005)     (6,562,086)/(2)/
VALIC Company II Socially Responsible Fund       41      0.75%     1,780,330   (33,038,135)    (31,257,805)/(2)/
VALIC Company II Socially Responsible Fund       41      1.60%        25,141        (3,963)         21,178/(6)/
VALIC Company II Money Market II Fund            44      0.35%     1,678,380    (1,047,983)        630,397/(2)/
VALIC Company II Money Market II Fund            44      0.55%    10,834,194   (11,023,018)       (188,824)/(2)/
VALIC Company II Money Market II Fund            44      0.75%    42,484,765   (36,055,461)      6,429,304/(2)/
VALIC Company II Money Market II Fund            44      1.60%     3,476,615    (1,624,380)      1,852,235/(6)/
VALIC Company I Nasdaq-100 Index Fund            46      0.60%       764,269      (737,324)         26,945/(2)/
VALIC Company I Nasdaq-100 Index Fund            46      0.80%     3,937,867    (6,289,309)     (2,351,442)/(2)/
VALIC Company I Nasdaq-100 Index Fund            46      1.00%    12,135,911   (16,417,594)     (4,281,683)/(2), (3), (4), (5)/
VALIC Company I Nasdaq-100 Index Fund            46      1.85%       308,416      (295,220)         13,196/(6)/
VALIC Company II Aggressive Growth Lifestyle
  Fund                                           48      0.35%       230,928      (137,565)         93,363/(2)/
VALIC Company II Aggressive Growth Lifestyle
  Fund                                           48      0.55%     4,167,743    (2,929,685)      1,238,058/(2)/
VALIC Company II Aggressive Growth Lifestyle
  Fund                                           48      0.75%    21,116,969    (4,356,715)     16,760,254/(2)/
VALIC Company II Aggressive Growth Lifestyle
  Fund                                           48      1.45%        21,316       (11,201)         10,115/(1)/
VALIC Company II Aggressive Growth Lifestyle
  Fund                                           48      1.85%       116,364       (56,611)         59,753/(6)/
VALIC Company II Moderate Growth Lifestyle
  Fund                                           49      0.35%       316,103      (193,618)        122,485/(2)/
VALIC Company II Moderate Growth Lifestyle
  Fund                                           49      0.55%     6,972,930    (4,501,876)      2,471,054/(2)/
VALIC Company II Moderate Growth Lifestyle
  Fund                                           49      0.75%    40,915,415    (3,330,527)     37,584,888/(2)/
VALIC Company II Moderate Growth Lifestyle
  Fund                                           49      1.45%        19,471        (9,483)          9,988/(1)/
VALIC Company II Moderate Growth Lifestyle
  Fund                                           49      1.85%       698,148      (623,421)         74,727/(6)/
VALIC Company II Conservative Growth
  Lifestyle Fund                                 50      0.35%       479,608      (141,807)        337,801/(2)/
VALIC Company II Conservative Growth
  Lifestyle Fund                                 50      0.55%     7,155,426    (5,234,323)      1,921,103/(2)/
VALIC Company II Conservative Growth
  Lifestyle Fund                                 50      0.75%    22,340,101    (6,045,374)     16,294,727/(2)/
VALIC Company II Conservative Growth
  Lifestyle Fund                                 50      1.45%         1,147        (3,664)         (2,517)/(1)/
VALIC Company II Conservative Growth
  Lifestyle Fund                                 50      1.85%        17,150       (28,878)        (11,728)/(6)/
Vanguard LifeStrategy Growth Fund                52      0.85%        94,639      (248,325)       (153,686)/(2)/
Vanguard LifeStrategy Growth Fund                52      1.05%     1,434,427    (1,750,659)       (316,232)/(2)/
Vanguard LifeStrategy Growth Fund                52      1.25%     5,884,659    (3,834,489)      2,050,170/(2)/
Vanguard LifeStrategy Growth Fund                52      2.10%         6,412        (1,465)          4,947/(6)/
Vanguard LifeStrategy Moderate Growth Fund       53      0.85%        39,329      (237,609)       (198,280)/(2)/
Vanguard LifeStrategy Moderate Growth Fund       53      1.05%     1,579,274    (2,217,576)       (638,302)/(2)/
Vanguard LifeStrategy Moderate Growth Fund       53      1.25%     6,277,936    (5,151,065)      1,126,871/(2)/
Vanguard LifeStrategy Moderate Growth Fund       53      2.10%        38,378       (63,089)        (24,711)/(6)/
Vanguard LifeStrategy Conservative Growth
  Fund                                           54      0.85%        38,005       (48,102)        (10,097)/(2)/
Vanguard LifeStrategy Conservative Growth
  Fund                                           54      1.05%     1,361,657    (1,686,148)       (324,491)/(2)/
Vanguard LifeStrategy Conservative Growth
  Fund                                           54      1.25%     7,692,194    (7,439,310)        252,884/(2)/
Vanguard LifeStrategy Conservative Growth
  Fund                                           54      2.10%         2,778        (9,513)         (6,735)/(6)/
VALIC Company II Core Bond Fund                  58      0.15%       865,944    (1,390,026)       (524,082)/(2)/
VALIC Company II Core Bond Fund                  58      0.35%     1,321,223      (336,382)        984,841/(2)/
VALIC Company II Core Bond Fund                  58      0.55%    16,914,516    (1,226,872)     15,687,644/(2)/
VALIC Company II Core Bond Fund                  58      0.75%   106,588,132    (5,095,114)    101,493,018/(2)/
VALIC Company II Core Bond Fund                  58      1.45%         2,764       (11,504)         (8,740)/(1)/
VALIC Company II Core Bond Fund                  58      1.60%     2,107,152      (559,344)      1,547,808/(6)/
VALIC Company II Strategic Bond Fund             59      0.35%       233,473      (419,463)       (185,990)/(2)/
VALIC Company II Strategic Bond Fund             59      0.55%     2,706,040    (4,846,759)     (2,140,719)/(2)/
VALIC Company II Strategic Bond Fund             59      0.75%    13,999,931   (15,862,500)     (1,862,569)/(2)/
VALIC Company II Strategic Bond Fund             59      1.45%        15,491        (9,956)          5,535/(1)/
VALIC Company II Strategic Bond Fund             59      1.60%     1,302,537    (1,526,297)       (223,760)/(6)/
VALIC Company II High Yield Bond Fund            60      0.35%       107,541      (214,779)       (107,238)/(2)/
VALIC Company II High Yield Bond Fund            60      0.55%     2,295,079    (1,959,100)        335,979/(2)/
VALIC Company II High Yield Bond Fund            60      0.75%    18,225,747   (18,378,679)       (152,932)/(2)/
VALIC Company II High Yield Bond Fund            60      1.60%     2,129,710    (2,672,160)       (542,450)/(6)/
Ariel Fund                                       68      0.40%       881,346      (707,519)        173,827/(2)/
Ariel Fund                                       68      0.60%       125,053      (298,686)       (173,633)/(2)/
Ariel Fund                                       68      0.80%     3,032,779    (4,257,145)     (1,224,366)/(2)/
Ariel Fund                                       68      1.00%     1,789,614    (8,758,582)     (6,968,968)/(2), (3), (4), (5)/
Ariel Fund                                       68      1.85%       221,391      (188,677)         32,714/(6)/
Ariel Appreciation Fund                          69      0.40%       647,370      (335,717)        311,653/(2)/
Ariel Appreciation Fund                          69      0.60%       146,085      (312,969)       (166,884)/(2)/
Ariel Appreciation Fund                          69      0.80%     1,540,455    (2,424,196)       (883,741)/(2)/

   The accumulation units outstanding and analysis of the increase (decrease) in units outstanding as of December 31, 2013.

                                                          CONTRACTS
                                                            WITH
                                                          MORTALITY
                                                             AND                                INCREASE
                                                           EXPENSE                            (DECREASE) IN
                                                            RISK                 ACCUMULATION ACCUMULATION
                                                           CHARGE   ACCUMULATION    UNITS         UNITS
UNDERLYING FUND                                  DIVISION    OF:    UNITS ISSUED   REDEEMED    OUTSTANDING
---------------                                  -------- --------- ------------ ------------ -------------
Ariel Appreciation Fund                             69      1.00%    18,243,586  (5,043,467)    13,200,119/(2), (3), (4), (5)/
Ariel Appreciation Fund                             69      1.85%         4,419      (12,550)       (8,131)/(6)/
American Beacon Holland Large Cap Growth Fund       70      0.60%       108,758     (592,454)     (483,696)/(2)/
American Beacon Holland Large Cap Growth Fund       70      0.80%       666,768   (3,968,504)   (3,301,736)/(2)/
American Beacon Holland Large Cap Growth Fund       70      1.00%     1,243,085   (4,618,808)   (3,375,723)/(2), (3), (4), (5)/
American Beacon Holland Large Cap Growth Fund       70      1.85%     1,251,645      (65,943)    1,185,702/(6)/
VALIC Company I Blue Chip Growth Fund               72      0.60%       405,826     (368,523)       37,303/(2)/
VALIC Company I Blue Chip Growth Fund               72      0.80%       817,152  (10,172,992)   (9,355,840)/(2)/
VALIC Company I Blue Chip Growth Fund               72      1.00%     4,529,068  (20,311,523)  (15,782,455)/(2), (3), (4), (5)/
VALIC Company I Blue Chip Growth Fund               72      1.85%     1,373,081     (708,761)      664,320/(6)/
VALIC Company I Health Sciences Fund                73      0.60%       416,781     (390,488)       26,293/(2)/
VALIC Company I Health Sciences Fund                73      0.80%     3,989,696   (2,154,321)    1,835,375/(2)/
VALIC Company I Health Sciences Fund                73      1.00%    20,716,195   (3,185,634)   17,530,561/(2), (3), (4), (5)/
VALIC Company I Health Sciences Fund                73      1.85%       292,324      (76,378)      215,946/(6)/
VALIC Company I Value Fund                          74      0.60%        53,813     (120,860)      (67,047)/(2)/
VALIC Company I Value Fund                          74      0.80%       501,537   (2,233,269)   (1,731,732)/(2)/
VALIC Company I Value Fund                          74      1.00%     1,394,125   (5,849,332)   (4,455,207)/(2), (3), (4), (5)/
VALIC Company I Value Fund                          74      1.85%        40,527      (13,512)       27,015/(6)/
VALIC Company I Broad Cap Value Fund                75      0.60%       112,178     (209,755)      (97,577)/(2)/
VALIC Company I Broad Cap Value Fund                75      0.80%       602,695     (702,824)     (100,129)/(2)/
VALIC Company I Broad Cap Value Fund                75      1.00%     3,677,905   (3,470,592)      207,313/(2), (3), (4), (5)/
VALIC Company I Broad Cap Value Fund                75      1.85%       596,827   (1,109,129)     (512,302)/(6)/
VALIC Company I Large Cap Core Fund                 76      0.60%       192,547      (84,379)      108,168/(2)/
VALIC Company I Large Cap Core Fund                 76      0.80%     1,507,210   (6,129,053)   (4,621,843)/(2)/
VALIC Company I Large Cap Core Fund                 76      1.00%     4,949,376   (6,816,986)   (1,867,610)/(2), (3), (4), (5)/
VALIC Company I Large Cap Core Fund                 76      1.85%       364,495     (665,691)     (301,196)/(6)/
VALIC Company I Inflation Protected Fund            77      0.60%       565,170     (398,283)      166,887/(2)/
VALIC Company I Inflation Protected Fund            77      0.80%     7,341,786   (1,882,026)    5,459,760/(2)/
VALIC Company I Inflation Protected Fund            77      1.00%    41,266,946  (22,009,214)   19,257,732/(2), (3), (4), (5)/
VALIC Company I Inflation Protected Fund            77      1.85%     3,445,564   (5,747,726)   (2,302,162)/(6)/
VALIC Company I Growth Fund                         78      0.40%     1,010,913   (1,357,391)     (346,478)/(2)/
VALIC Company I Growth Fund                         78      0.60%       290,946   (1,242,833)     (951,887)/(2)/
VALIC Company I Growth Fund                         78      0.80%     1,074,371  (12,391,772)  (11,317,401)/(2)/
VALIC Company I Growth Fund                         78      1.00%    16,773,615  (63,746,449)  (46,972,834)/(2), (3), (4), (5)/
VALIC Company I Growth Fund                         78      1.45%            91           --            91/(1)/
VALIC Company I Growth Fund                         78      1.85%         8,389      (33,163)      (24,774)/(6)/
VALIC Company I Large Capital Growth Fund           79      0.40%       501,114     (378,110)      123,004/(2)/
VALIC Company I Large Capital Growth Fund           79      0.60%        40,771     (461,290)     (420,519)/(2)/
VALIC Company I Large Capital Growth Fund           79      0.80%       648,401   (6,195,924)   (5,547,523)/(2)/
VALIC Company I Large Capital Growth Fund           79      1.00%       910,956  (21,398,045)  (20,487,089)/(2), (3), (4), (5)/
VALIC Company I Large Capital Growth Fund           79      1.45%           370           --           370/(1)/
VALIC Company I Large Capital Growth Fund           79      1.85%           871      (19,525)      (18,654)/(6)/
SunAmerica 2020 High Watermark Fund                 82      0.60%            --         (487)         (487)/(2)/
SunAmerica 2020 High Watermark Fund                 82      0.80%         7,376     (292,641)     (285,265)/(2)/
SunAmerica 2020 High Watermark Fund                 82      1.00%           109   (2,493,367)   (2,493,258)/(2)/
VALIC Company I Mid Cap Strategic Growth Fund       83      0.40%       179,460     (259,612)      (80,152)/(2)/
VALIC Company I Mid Cap Strategic Growth Fund       83      0.60%       575,019     (228,773)      346,246/(2)/
VALIC Company I Mid Cap Strategic Growth Fund       83      0.80%     6,721,094   (6,107,258)      613,836/(2)/
VALIC Company I Mid Cap Strategic Growth Fund       83      1.00%       674,240  (13,222,919)  (12,548,679)/(2), (3), (4), (5)/
VALIC Company I Mid Cap Strategic Growth Fund       83      1.45%           336           --           336/(1)/
VALIC Company I Mid Cap Strategic Growth Fund       83      1.85%           192      (15,388)      (15,196)/(6)/
VALIC Company I Small Cap Special Values Fund       84      0.60%       165,183   (1,061,636)     (896,453)/(2)/
VALIC Company I Small Cap Special Values Fund       84      0.80%     1,839,141   (4,841,398)   (3,002,257)/(2)/
VALIC Company I Small Cap Special Values Fund       84      1.00%       434,125  (14,493,156)  (14,059,031)/(2), (3), (4), (5)/
VALIC Company I Small Cap Special Values Fund       84      1.85%            --         (962)         (962)/(6)/
VALIC Company I Small Mid Growth Fund               85      0.60%        26,131     (146,151)     (120,020)/(2)/
VALIC Company I Small Mid Growth Fund               85      0.80%       733,886   (2,430,911)   (1,697,025)/(2)/
VALIC Company I Small Mid Growth Fund               85      1.00%     3,524,351   (7,550,215)   (4,025,864)/(2), (3), (4), (5)/
VALIC Company I Small Mid Growth Fund               85      1.85%        13,027      (13,173)         (146)/(6)/
VALIC Company I Small Cap Aggressive Growth Fund    86      0.60%       123,593     (147,867)      (24,274)/(2)/
VALIC Company I Small Cap Aggressive Growth Fund    86      0.80%     2,251,943   (2,277,676)      (25,733)/(2)/
VALIC Company I Small Cap Aggressive Growth Fund    86      1.00%     5,956,039   (5,764,799)      191,240/(2), (3), (4), (5)/
VALIC Company I Small Cap Aggressive Growth Fund    86      1.85%       542,844      (45,748)      497,096/(6)/
VALIC Company I Emerging Economies Fund             87      0.40%     2,710,936   (1,918,829)      792,107/(2)/
VALIC Company I Emerging Economies Fund             87      0.60%       886,294     (753,644)      132,650/(2)/
VALIC Company I Emerging Economies Fund             87      0.80%    28,890,637  (18,363,638)   10,526,999/(2)/
VALIC Company I Emerging Economies Fund             87      1.00%    54,627,609  (41,154,884)   13,472,725/(2), (3), (4), (5)/

   The accumulation units outstanding and analysis of the increase (decrease) in units outstanding as of December 31, 2013.

                                                  CONTRACTS
                                                    WITH
                                                  MORTALITY
                                                     AND                                INCREASE
                                                   EXPENSE                            (DECREASE) IN
                                                    RISK                 ACCUMULATION ACCUMULATION
                                                   CHARGE   ACCUMULATION    UNITS         UNITS
UNDERLYING FUND                          DIVISION    OF:    UNITS ISSUED   REDEEMED    OUTSTANDING
---------------                          -------- --------- ------------ ------------ -------------
VALIC Company I Emerging Economies Fund    87       1.45%         4,600       (4,900)         (300)/(1)/
VALIC Company I Emerging Economies Fund    87       1.85%     1,674,505   (2,061,425)     (386,920)/(6)/
VALIC Company I Global Strategy Fund       88       0.60%       459,068     (410,815)       48,253/(2)/
VALIC Company I Global Strategy Fund       88       0.80%    16,607,562   (4,285,550)   12,322,012/(2)/
VALIC Company I Global Strategy Fund       88       1.00%     7,470,522  (11,919,630)   (4,449,108)/(2), (3), (4), (5)/
VALIC Company I Global Strategy Fund       88       1.85%       594,490     (515,142)       79,348/(6)/
VALIC Company I Foreign Value Fund         89       0.40%         3,949      (50,275)      (46,326)/(2)/
VALIC Company I Foreign Value Fund         89       0.60%       259,832     (755,796)     (495,964)/(2)/
VALIC Company I Foreign Value Fund         89       0.80%     9,877,882  (40,917,685)  (31,039,803)/(2)/
VALIC Company I Foreign Value Fund         89       1.00%     5,823,709  (51,547,798)  (45,724,089)/(2), (3), (4), (5)/
VALIC Company I Foreign Value Fund         89       1.85%       815,729     (268,967)      546,762/(6)/
VALIC Company I Global Real Estate Fund    101      0.60%       349,495     (381,070)      (31,575)/(2)/
VALIC Company I Global Real Estate Fund    101      0.80%     2,868,059   (3,462,268)     (594,209)/(2)/
VALIC Company I Global Real Estate Fund    101      1.00%    21,296,275  (46,600,874)  (25,304,599)/(2), (3), (4), (5)/
VALIC Company I Global Real Estate Fund    101      1.85%       578,462     (549,687)       28,775/(6)/
Invesco Balanced-Risk Commodity
  Strategy Fund                            102      0.60%       400,312     (131,734)      268,578/(2)/
Invesco Balanced-Risk Commodity
  Strategy Fund                            102      0.80%    11,402,800   (1,160,796)   10,242,004/(2)/
Invesco Balanced-Risk Commodity
  Strategy Fund                            102      1.00%    75,596,870  (14,931,754)   60,665,116/(2), (3), (4), (5)/
Invesco Balanced-Risk Commodity
  Strategy Fund                            102      1.85%         7,384       (4,533)        2,851/(6)/
VALIC Company I Dynamic Allocation Fund    103      0.60%       605,675      (22,177)      583,498/(2)/
VALIC Company I Dynamic Allocation Fund    103      0.80%     4,371,626     (354,504)    4,017,122/(2)/
VALIC Company I Dynamic Allocation Fund    103      1.00%   158,005,578     (440,995)  157,564,583/(2), (3), (4), (5)/
VALIC Company I Dynamic Allocation Fund    103      1.85%     6,575,424      (82,010)    6,493,414/(6)/

(1) Offered in registered Potentia Product
(2) Offered in Portfolio Director Product
(3) Offered in Group Unit Purchase Product
(4) Offered in Independence Plus Fixed and Variable Annuity Product
(5) Offered in Impact Fixed and Variable Annuity Product
(6) Offered in Equity Director Product

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. FINANCIAL HIGHLIGHTS

   A summary of unit values and units outstanding for the divisions, investment income ratios, expense ratios, excluding expenses of the underlying funds, and total return ratios for each of the five years in the period ended December 31, 2014, follows:

                                                   AT DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                         -----------------------------------  -----------------------------------------
                                                 UNIT FAIR VALUE      NET     INVESTMENT  EXPENSE RATIO     TOTAL RETURN
                                         UNITS      LOWEST TO        ASSETS     INCOME      LOWEST TO        LOWEST TO
                                         (000S)      HIGHEST         (000S)   RATIO /(1)/ HIGHEST /(2)/    HIGHEST /(3)/
                                         ------- ----------------  ---------- ----------  -------------   ---------------
VALIC COMPANY I CAPITAL CONSERVATION FUND, DIVISION 1
-----------------------------------------------------
2014                                         257 $ 6.59            $    1,990    3.11%    1.00%            4.94%
2013                                         312   6.28                 2,270    0.00     1.00            -3.34
2012                                         327   6.49                 2,435    2.14     0.40  to  1.00   5.00
2011                                         369   6.18                 2,594    3.18     0.40  to  1.00   5.77
2010                                         381   5.85                 2,538    3.21     0.40  to  1.00   6.77
VALIC COMPANY I MONEY MARKET I FUND, DIVISION 2
-----------------------------------------------
2014                                         178 $ 2.87            $      509    0.01%    1.00%           -0.98%
2013                                         188   2.90                   546    0.01     1.00            -0.99
2012                                         207   2.93                   604    0.01     0.40  to  1.00  -0.99
2011                                         237   2.96                   702    0.01     0.40  to  1.00  -0.98
2010                                         250   2.99                   745    0.01     0.40  to  1.00  -0.97
VALIC COMPANY I MID CAP INDEX FUND, DIVISION 4
----------------------------------------------
2014                                     181,983 $ 1.56 to  $ 1.70 $3,132,717    1.09%    0.40% to  1.85%  7.41% to   8.97%
2013                                     193,124   1.45 to    1.56  3,077,255    0.00     0.40  to  1.85  30.67  to  32.58
2012                                     206,475   1.11 to   14.69  2,515,665    1.01     0.40  to  1.85  15.36  to  17.05
2011                                     217,217   0.96 to   12.58  2,286,604    0.90     0.40  to  1.85  -3.80  to  -2.40
2010                                     229,477   1.03 to   12.91  2,496,518    1.11     0.40  to  1.25  24.43  to  25.75
VALIC COMPANY I ASSET ALLOCATION FUND, DIVISION 5
-------------------------------------------------
2014                                      23,984 $ 1.30 to  $ 8.48 $  175,376    1.74%    0.40% to  1.85%  3.43% to   4.73%
2013                                      24,528   1.25 to    8.10    173,219    0.00     0.40  to  1.85  13.84  to  15.27
2012                                      24,967   1.10 to    7.03    154,635    2.16     0.40  to  1.85  11.24  to  12.64
2011                                      24,285   0.99 to    6.24    135,824    2.47     0.40  to  1.85  -0.92  to   0.52
2010                                      24,625   1.06 to    6.22    138,558    2.08     0.40  to  1.00  13.42  to  14.10
VALIC COMPANY I MONEY MARKET I FUND, DIVISION 6
-----------------------------------------------
2014                                     164,588 $ 0.93 to    1.00 $  331,140    0.01%    0.40% to  1.85% -1.82% to  -0.39%
2013                                     174,490   0.95 to    1.01    352,660    0.01     0.40  to  1.85  -1.82  to  -0.39
2012                                     180,858   0.96 to    2.30    369,794    0.01     0.40  to  1.85  -1.83  to  -0.39
2011                                     190,599   0.98 to    2.31    394,983    0.01     0.40  to  1.85  -1.82  to  -0.39
2010                                     185,907   1.02 to    2.33    387,635    0.01     0.40  to  1.25  -1.43  to  -0.38
VALIC COMPANY I CAPITAL CONSERVATION FUND, DIVISION 7
-----------------------------------------------------
2014                                      47,423 $ 1.09 to    4.14 $  175,347    2.82%    0.40% to  1.85%  4.05% to   5.36%
2013                                      46,843   1.05 to    3.93    163,873    0.00     0.40  to  1.85  -4.16  to  -2.96
2012                                      53,999   1.09 to    4.05    199,039    2.50     0.40  to  1.85   4.12  to   5.43
2011                                      44,539   1.05 to    3.84    156,309    3.29     0.40  to  1.85   4.87  to   6.40
2010                                      41,939   1.15 to    3.61    138,921    3.44     0.40  to  1.00   6.77  to   7.41
VALIC COMPANY I GOVERNMENT SECURITIES FUND, DIVISION 8
------------------------------------------------------
2014                                      32,590 $ 1.07 to  $ 3.99 $  117,631    2.41%    0.40% to  1.85%  3.59% to   4.89%
2013                                      37,427   1.03 to    3.80    129,265    0.00     0.40  to  1.85  -5.98  to  -4.80
2012                                      31,983   1.10 to    3.99    115,432    2.46     0.40  to  1.85   1.80  to   3.08
2011                                      33,043   1.08 to    3.87    116,669    2.22     0.40  to  1.85   7.77  to   9.34
2010                                      34,699   1.12 to    3.55    112,820    2.87     0.40  to  1.00   2.93  to   3.55
VALIC COMPANY I STOCK INDEX FUND, DIVISION 10A
----------------------------------------------
2014                                       3,009 $40.95            $  124,660    1.63%    1.00%           12.16%
2013                                       3,397  36.51               125,803    0.00     1.01            30.60
2012                                       3,800  27.95               107,820    1.74     1.04            14.42
2011                                       4,320  24.43               107,283    1.63     1.01             0.81
2010                                       4,863  24.23               119,948    1.54     0.97            13.55

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   AT DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                         ----------------------------------  -------------------------------------------
                                                 UNIT FAIR VALUE     NET     INVESTMENT  EXPENSE RATIO      TOTAL RETURN
                                         UNITS      LOWEST TO       ASSETS     INCOME      LOWEST TO         LOWEST TO
                                         (000S)      HIGHEST        (000S)   RATIO /(1)/ HIGHEST /(2)/     HIGHEST /(3)/
                                         ------- ---------------  ---------- ----------  -------------   -----------------
VALIC COMPANY I STOCK INDEX FUND, DIVISION 10B
----------------------------------------------
2014                                         173 $72.89           $   12,686    1.62%    0.33%            12.91%
2013                                         190  64.55               12,403    0.00     0.35             32.93
2012                                         204  48.56               10,000    1.75     0.62             14.87
2011                                         226  42.27                9,663    1.64     0.64              1.34
2010                                         255  41.71               10,702    1.54     0.63             14.23
VALIC COMPANY I STOCK INDEX FUND. DIVISION 10C
----------------------------------------------
2014                                     505,169 $ 1.48 to  $1.63 $4,062,895    1.59%    0.40% to  1.85%  11.21% to   12.83%
2013                                     538,389   1.31 to   8.61  3,890,564    0.00     0.40  to  1.85   29.50  to   31.39
2012                                     570,425   1.00 to   6.56  3,161,605    1.78     0.40  to  1.85   13.46  to   15.12
2011                                     606,629   0.87 to   5.71  2,947,401    1.68     0.40  to  1.85   -0.04  to    1.41
2010                                     646,779   0.85 to   5.64  3,118,465    1.59     0.40  to  1.45   13.03  to   14.23
VALIC COMPANY I STOCK INDEX FUND, DIVISION 10D
----------------------------------------------
2014                                       1,094 $15.40           $   16,926    1.58%    0.40% to  1.00%  12.16%
2013                                       1,158  13.73               15,982    0.00     0.40  to  1.00   30.60
2012                                       1,297  10.52               13,704    1.79     0.40  to  1.00   14.42
2011                                       1,368   9.19               12,650    1.60     0.40  to  1.00    0.81
2010                                       1,591   9.12               14,586    1.55     0.40  to  1.00   13.55
VALIC COMPANY I INTERNATIONAL EQUITIES INDEX FUND, DIVISION 11
--------------------------------------------------------------
2014                                     477,197 $ 1.06 to  $2.02 $  878,599    2.63%    0.40% to  1.85%  -7.18% to   -6.01%
2013                                     524,216   1.14 to   2.15  1,030,145    0.00     0.40  to  1.85   16.81  to   18.28
2012                                     520,838   0.98 to   1.82    870,642    2.88     0.40  to  1.85   14.88  to   16.32
2011                                     590,610   0.63 to   1.56    851,929    2.92     0.40  to  1.85  -14.69  to  -13.45
2010                                     545,749   0.73 to   1.81    914,538    2.51     0.40  to  1.00    7.38  to    8.03
VALIC COMPANY I GLOBAL SOCIAL AWARENESS FUND, DIVISION 12
---------------------------------------------------------
2014                                      71,601 $ 1.23 to  $1.42 $  404,835    1.42%    0.40% to  1.85%   5.99% to    7.54%
2013                                      76,200   1.14 to   1.34    402,746    0.00     0.40  to  1.85   26.51  to   28.36
2012                                      65,030   0.89 to   4.50    267,576    1.83     0.40  to  1.85   16.12  to   16.83
2011                                      72,176   0.76 to   3.86    255,983    1.99     0.40  to  1.85   -7.53  to   -6.55
2010                                      74,146   0.82 to   4.13    282,439    1.59     0.40  to  1.45   10.60  to   11.78
VALIC COMPANY I INTERNATIONAL GOVERNMENT BOND FUND, DIVISION 13
---------------------------------------------------------------
2014                                      57,427 $ 1.01 to  $1.27 $  171,076    1.90%    0.40% to  1.85%  -0.49% to    0.96%
2013                                      58,726   1.01 to   1.26    176,097    0.00     0.40  to  1.85   -7.34  to   -5.99
2012                                      56,985   1.09 to   3.52    182,727    3.20     0.40  to  1.85    6.64  to    8.21
2011                                      66,998   1.03 to   3.26    201,827    3.92     0.40  to  1.85    2.57  to    4.06
2010                                      54,808   1.19 to   3.13    160,668    4.72     0.40  to  1.00    7.04  to    7.68
VALIC COMPANY I SMALL CAP INDEX FUND, DIVISION 14
-------------------------------------------------
2014                                     181,700 $ 1.50 to  $1.55 $1,051,213    1.22%    0.40% to  1.85%   2.84% to    4.34%
2013                                     193,566   1.46 to   1.48  1,087,389    0.00     0.40  to  1.85   36.10  to   38.09
2012                                     205,976   1.07 to   4.62    846,828    1.28     0.40  to  1.85   13.93  to   15.59
2011                                     225,799   0.93 to   4.00    811,189    0.97     0.40  to  1.85   -6.06  to   -4.69
2010                                     239,145   0.97 to   4.21    908,953    0.92     0.40  to  1.45   24.72  to   26.04
VALIC COMPANY I CORE EQUITY FUND, DIVISION 15
---------------------------------------------
2014                                      79,936 $ 1.39 to  $1.59 $  270,572    1.16%    0.40% to  1.85%   9.48% to   11.08%
2013                                      87,739   1.25 to   1.45    268,685    0.00     0.40  to  1.85   32.40  to   34.33
2012                                      95,915   0.93 to   2.46    219,871    1.49     0.40  to  1.85   12.10  to   13.74
2011                                     105,328   0.82 to   2.17    213,715    1.08     0.40  to  1.85   -2.30  to   -0.88
2010                                     114,337   0.82 to   2.19    235,433    1.26     0.40  to  1.00   11.70  to   12.37

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  AT DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                         ---------------------------------  -------------------------------------------
                                                 UNIT FAIR VALUE    NET     INVESTMENT  EXPENSE RATIO      TOTAL RETURN
                                         UNITS     LOWEST TO       ASSETS     INCOME      LOWEST TO         LOWEST TO
                                         (000S)     HIGHEST        (000S)   RATIO /(1)/ HIGHEST /(2)/     HIGHEST /(3)/
                                         ------- --------------  ---------- ----------  -------------   -----------------
VALIC COMPANY I GROWTH & INCOME FUND, DIVISION 16
-------------------------------------------------
2014                                      32,067 $1.52 to  $3.80 $  112,600    0.73%    0.40% to  1.85%  12.04% to   13.45%
2013                                      32,540  1.36 to   3.35    101,061    0.00     0.40  to  1.85   30.23  to   31.87
2012                                      34,018  0.95 to   2.54     80,380    0.91     0.40  to  1.85   11.27  to   12.68
2011                                      36,023  0.78 to   2.25     76,135    0.77     0.40  to  1.85   -6.10  to   -4.73
2010                                      37,680  0.81 to   2.37     84,164    1.25     0.40  to  1.45   10.64  to   11.81
VALIC COMPANY I SCIENCE & TECHNOLOGY FUND, DIVISION 17
------------------------------------------------------
2014                                     207,052 $1.60 to  $1.69 $  942,200    0.12%    0.40% to  1.85%  12.33% to   13.97%
2013                                     220,087  1.42 to   1.48    884,907    0.00     0.40  to  1.85   39.88  to   41.92
2012                                     241,647  0.66 to   3.17    690,337    0.00     0.40  to  1.85   10.08  to   11.69
2011                                     266,886  0.60 to   2.84    687,137    0.00     0.40  to  1.85   -7.71  to   -6.36
2010                                     293,662  0.65 to   3.04    812,819    0.00     0.40  to  1.45   20.32  to   21.60
VALIC COMPANY I SMALL CAP FUND, DIVISION 18
-------------------------------------------
2014                                      77,944 $1.56 to  $1.64 $  359,695    0.32%    0.40% to  1.85%   2.10% to    3.59%
2013                                      86,577  1.53 to   1.58    387,730    0.00     0.40  to  1.85   37.85  to   39.86
2012                                      96,923  1.11 to   3.48    312,090    0.07     0.40  to  1.85   13.72  to   15.15
2011                                     107,633  0.97 to   3.03    302,695    0.13     0.40  to  1.85   -2.58  to   -1.16
2010                                     114,707  0.99 to   3.07    328,013    0.18     0.40  to  1.00   28.27  to   29.04
VALIC COMPANY I INTERNATIONAL GROWTH FUND, DIVISION 20
------------------------------------------------------
2014                                     181,602 $1.17 to  $3.01 $  507,942    1.87%    0.40% to  1.85%  -5.23% to   -4.04%
2013                                     201,213  1.24 to   3.14    586,844    0.00     0.40  to  1.85   18.54  to   20.03
2012                                     235,242  1.04 to   2.62    573,397    1.60     0.40  to  1.85   17.98  to   19.46
2011                                     234,810  0.74 to   2.19    482,873    1.62     0.40  to  1.85  -11.46  to  -10.17
2010                                     259,788  0.82 to   2.44    597,987    1.50     0.40  to  1.00   11.47  to   12.14
VALIC COMPANY I DIVIDEND VALUE FUND, DIVISION 21
------------------------------------------------
2014                                     240,335 $1.38 to  $1.61 $  640,478    1.79%    0.40% to  1.85%   7.21% to    8.78%
2013                                     221,351  1.27 to   1.50    545,977    0.00     0.40  to  1.85   27.69  to   29.55
2012                                     215,635  0.98 to   2.11    414,565    1.85     0.40  to  1.85   10.51  to   12.12
2011                                     137,547  0.87 to   1.89    237,769    1.68     0.40  to  1.85    6.20  to    7.74
2010                                      93,955  0.81 to   1.76    151,322    1.38     0.40  to  1.00   12.91  to   13.59
VANGUARD LONG-TERM INVESTMENT GRADE FUND, DIVISION 22
-----------------------------------------------------
2014                                     100,257 $1.35 to  $1.76 $  329,544    4.29%    0.40% to  1.85%  16.00% to   17.69%
2013                                      81,579  1.17 to   1.50    228,921    4.74     0.40  to  1.85   -7.59  to   -6.24
2012                                     107,229  1.26 to   3.40    324,948    4.67     0.40  to  1.85    9.61  to   11.21
2011                                      91,923  1.15 to   3.07    252,660    5.37     0.40  to  1.85   15.04  to   16.71
2010                                      80,641  1.23 to   2.63    191,367    5.63     0.40  to  1.00    9.61  to   10.27
VANGUARD LONG-TERM TREASURY FUND, DIVISION 23
---------------------------------------------
2014                                      79,135 $1.35 to  $1.73 $  264,756    3.07%    0.40% to  1.85%  22.98% to   24.77%
2013                                      86,023  1.10 to   1.39    231,479    3.11     0.40  to  1.85  -14.62  to  -13.37
2012                                     104,316  1.29 to   3.46    328,115    2.76     0.40  to  1.85    1.56  to    3.05
2011                                     110,878  1.27 to   3.37    340,278    3.27     0.40  to  1.85   26.91  to   28.75
2010                                     120,333  1.21 to   2.62    288,502    4.03     0.40  to  1.00    7.84  to    8.48
VANGUARD WINDSOR II FUND, DIVISION 24
-------------------------------------
2014                                     501,441 $1.37 to  $1.60 $1,845,783    2.22%    0.65% to  2.10%   8.85% to   10.44%
2013                                     518,076  1.24 to   1.47  1,736,698    2.12     0.65  to  2.10   27.98  to   29.84
2012                                     550,354  0.96 to   2.95  1,431,448    2.33     0.65  to  2.10   14.28  to   15.96
2011                                     609,057  0.83 to   2.55  1,377,632    2.23     0.65  to  2.10    0.57  to    2.04
2010                                     655,224  0.81 to   2.50  1,462,420    1.98     0.65  to  1.25    9.24  to    9.90

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  AT DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                         ---------------------------------  -------------------------------------------
                                                 UNIT FAIR VALUE    NET     INVESTMENT  EXPENSE RATIO      TOTAL RETURN
                                         UNITS     LOWEST TO       ASSETS     INCOME      LOWEST TO         LOWEST TO
                                         (000S)     HIGHEST        (000S)   RATIO /(1)/ HIGHEST /(2/)     HIGHEST /(3/)
                                         ------- --------------  ---------- ----------  -------------   -----------------
VANGUARD WELLINGTON FUND, DIVISION 25
-------------------------------------
2014                                     475,391 $1.41 to  $1.52 $1,830,152    2.53%    0.65% to  2.10%   7.54% to    9.11%
2013                                     492,356  1.31 to   1.39  1,746,521    2.54     0.65  to  2.10   17.18  to   18.89
2012                                     511,573  1.12 to   3.46  1,537,119    2.86     0.65  to  2.10   10.23  to   11.84
2011                                     548,042  1.02 to   3.10  1,483,510    2.97     0.65  to  2.10    1.70  to    3.18
2010                                     590,076  1.01 to   3.01  1,558,590    2.90     0.65  to  1.25    9.56  to   10.22
VALIC COMPANY II INTERNATIONAL OPPORTUNITIES FUND, DIVISION 33
--------------------------------------------------------------
2014                                     264,766 $1.06 to  $2.19 $  546,228    1.27%    0.15% to  1.60%  -6.72% to   -5.54%
2013                                     260,892  1.13 to   2.32    571,456    0.00     0.15  to  1.60   19.22  to   20.72
2012                                     275,156  0.95 to   1.92    501,215    2.04     0.15  to  1.60   20.10  to   21.61
2011                                     345,788  0.63 to   1.58    519,835    1.64     0.15  to  1.60  -20.90  to  -19.74
2010                                     338,206  0.79 to   1.97    637,415    1.03     0.15  to  0.75   19.14  to   19.86
VALIC COMPANY II SMALL CAP GROWTH FUND, DIVISION 35
---------------------------------------------------
2014                                      34,657 $1.49 to  $2.83 $   92,186    0.00%    0.15% to  1.60%  -1.57% to   -0.33%
2013                                      38,766  1.52 to   2.84    103,555    0.00     0.15  to  1.60   45.35  to   47.18
2012                                      40,783  0.97 to   1.93     74,470    0.00     0.15  to  1.60   10.58  to   11.98
2011                                      43,106  0.87 to   1.72     70,618    0.00     0.15  to  1.60   -5.68  to   -4.31
2010                                      40,165  0.93 to   1.80     69,252    0.00     0.15  to  1.20   31.75  to   33.49
VALIC COMPANY II SMALL CAP VALUE FUND, DIVISION 36
--------------------------------------------------
2014                                     147,595 $1.43 to  $1.52 $  531,491    0.90%    0.15% to  1.60%   3.87% to    5.38%
2013                                     148,027  1.38 to   1.44    508,084    0.00     0.15  to  1.60   34.05  to   36.01
2012                                     165,403  1.03 to   2.71    420,658    0.53     0.15  to  1.60   13.23  to   14.89
2011                                     172,412  0.91 to   2.37    383,764    0.87     0.15  to  1.60   -9.23  to   -7.90
2010                                     184,161  1.00 to   2.58    448,256    1.17     0.15  to  0.75   24.88  to   25.63
VALIC COMPANY II MID CAP GROWTH FUND, DIVISION 37
-------------------------------------------------
2014                                      70,017 $1.33 to  $1.99 $  131,202    0.07%    0.15% to  1.60%   0.59% to    1.85%
2013                                      74,465  1.32 to   1.96    137,360    0.00     0.15  to  1.60   28.95  to   30.57
2012                                      83,075  1.02 to   1.50    117,917    0.10     0.15  to  1.60    9.54  to   10.92
2011                                     109,257  0.84 to   1.35    140,381    0.00     0.15  to  1.60   -6.60  to   -5.24
2010                                     118,027  0.89 to   1.43    160,999    0.00     0.15  to  0.75   21.28  to   22.01
VALIC COMPANY II MID CAP VALUE FUND, DIVISION 38
------------------------------------------------
2014                                     167,438 $1.49 to  $1.50 $  866,425    0.30%    0.15% to  1.60%   5.03% to    6.56%
2013                                     176,026  1.41 to   1.42    859,834    0.00     0.15  to  1.60   32.26  to   34.19
2012                                     190,393  1.05 to   3.96    700,450    0.44     0.15  to  1.60   19.84  to   21.59
2011                                     190,365  0.86 to   3.27    580,005    0.51     0.15  to  1.60  -10.23  to   -8.92
2010                                     165,538  0.95 to   3.59    555,061    0.70     0.15  to  0.75   21.29  to   22.02
VALIC COMPANY II CAPITAL APPRECIATION FUND, DIVISION 39
-------------------------------------------------------
2014                                      25,635 $1.60 to  $1.74 $   42,148    0.44%    0.15% to  1.60%   6.88% to    8.22%
2013                                      27,282  1.50 to   1.61     41,604    0.00     0.15  to  1.60   33.92  to   35.60
2012                                      30,004  0.81 to   1.19     33,868    0.47     0.15  to  1.60   16.07  to   17.53
2011                                      29,258  0.70 to   1.20     28,216    0.47     0.15  to  1.60   -3.44  to   -2.03
2010                                      31,069  0.72 to   1.24     30,770    0.40     0.15  to  1.20   12.70  to   14.18
VALIC COMPANY II LARGE CAP VALUE FUND, DIVISION 40
--------------------------------------------------
2014                                      70,147 $1.57 to  $2.96 $  194,386    1.12%    0.15% to  1.60%   8.98% to   10.35%
2013                                      75,961  1.44 to   2.68    191,301    0.00     0.15  to  1.60   33.22  to   34.89
2012                                      80,659  1.08 to   1.99    151,544    1.33     0.15  to  1.60   15.07  to   16.52
2011                                      95,597  0.73 to   1.71    155,197    1.01     0.15  to  1.60   -5.89  to   -4.52
2010                                      96,600  0.76 to   1.79    165,350    1.29     0.15  to  0.75   15.07  to   15.76

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 AT DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                         -------------------------------  -----------------------------------------
                                                 UNIT FAIR VALUE   NET    INVESTMENT  EXPENSE RATIO     TOTAL RETURN
                                         UNITS     LOWEST TO      ASSETS    INCOME      LOWEST TO        LOWEST TO
                                         (000S)     HIGHEST       (000S)  RATIO /(1)/ HIGHEST /(2)/    HIGHEST /(3)/
                                         ------- --------------  -------- ----------  -------------   ---------------
VALIC COMPANY II SOCIALLY RESPONSIBLE FUND, DIVISION 41
-------------------------------------------------------
2014                                     287,491 $1.71 to  $2.65 $716,043    1.30%    0.15% to  1.60% 13.70% to  15.13%
2013                                     295,532  1.51 to   2.30  640,726    0.00     0.15  to  1.60  33.28  to  34.96
2012                                     332,810  1.13 to   1.70  536,742    1.46     0.15  to  1.60  13.40  to  14.83
2011                                     465,306  0.89 to   1.48  656,164    1.24     0.15  to  1.60  -0.30  to   1.15
2010                                     543,535  0.88 to   1.47  762,238    1.13     0.15  to  0.75  13.77  to  14.46
VALIC COMPANY II MONEY MARKET II FUND, DIVISION 44
--------------------------------------------------
2014                                     129,018 $0.94 to  $1.31 $158,688    0.01%    0.15% to  1.60% -1.58% to  -0.34%
2013                                     146,653  0.95 to   1.31  181,686    0.01     0.15  to  1.60  -1.58  to  -0.34
2012                                     137,930  0.97 to   1.32  172,581    0.01     0.15  to  1.60  -1.58  to  -0.34
2011                                     152,454  0.98 to   1.32  192,060    0.01     0.15  to  1.60  -1.57  to  -0.14
2010                                     145,958  1.03 to   1.33  185,792    0.01     0.15  to  0.75  -0.74  to  -0.14
VALIC COMPANY I NASDAQ-100(R) INDEX FUND, DIVISION 46
-----------------------------------------------------
2014                                     221,062 $1.22 to  $1.82 $256,141    0.71%    0.40% to  1.85% 16.51% to  17.98%
2013                                     205,690  1.03 to   1.57  202,625    0.00     0.40  to  1.85  33.74  to  35.42
2012                                     212,283  0.73 to   1.17  154,991    0.50     0.40  to  1.85  15.78  to  17.23
2011                                     184,202  0.62 to   1.01  115,067    0.37     0.40  to  1.85   1.08  to   2.55
2010                                     187,997  0.61 to   0.99  115,120    0.26     0.40  to  1.00  18.53  to  19.25
VALIC COMPANY II AGGRESSIVE GROWTH LIFESTYLE FUND, DIVISION 48
--------------------------------------------------------------
2014                                     185,273 $1.37 to  $2.96 $515,140    0.92%    0.15% to  1.60%  2.64% to   3.94%
2013                                     170,127  1.34 to   2.84  456,690    0.00     0.15  to  1.60  20.03  to  21.54
2012                                     151,965  1.11 to   2.34  336,975    1.53     0.15  to  1.60  13.38  to  14.80
2011                                     110,693  0.95 to   2.04  214,836    2.04     0.15  to  1.60  -1.75  to  -0.32
2010                                      78,398  0.95 to   2.05  153,507    2.55     0.15  to  1.20  14.24  to  15.74
VALIC COMPANY II MODERATE GROWTH LIFESTYLE FUND, DIVISION 49
------------------------------------------------------------
2014                                     281,015 $1.31 to  $3.02 $796,886    1.29%    0.15% to  1.60%  2.61% to   3.91%
2013                                     250,904  1.28 to   2.91  687,344    0.00     0.15  to  1.60  14.75  to  16.20
2012                                     210,641  1.11 to   2.50  498,521    1.83     0.15  to  1.60  11.89  to  13.30
2011                                     149,322  1.00 to   2.21  313,625    2.25     0.15  to  1.60  -0.35  to   1.10
2010                                     113,112  1.03 to   2.19  236,445    3.00     0.15  to  1.20  13.21  to  14.70
VALIC COMPANY II CONSERVATIVE GROWTH LIFESTYLE FUND, DIVISION 50
----------------------------------------------------------------
2014                                     123,317 $1.23 to  $2.81 $324,988    1.93%    0.15% to  1.60%  2.01% to   3.29%
2013                                     110,543  1.21 to   2.72  283,012    0.00     0.15  to  1.60   7.61  to   8.96
2012                                      92,004  1.12 to   2.50  216,627    2.30     0.15  to  1.60  10.11  to  11.49
2011                                      63,788  1.02 to   2.24  135,919    2.76     0.15  to  1.60   1.79  to   3.27
2010                                      48,658  1.09 to   2.17  101,184    3.33     0.15  to  1.20  11.83  to  13.30
VANGUARD LIFESTRATEGY GROWTH FUND, DIVISION 52
----------------------------------------------
2014                                      99,085 $1.33 to  $2.30 $214,115    2.13%    0.65% to  2.10%  4.95% to   6.27%
2013                                      99,330  1.27 to   2.16  202,733    2.08     0.65  to  2.10  18.68  to  20.17
2012                                      97,744  1.07 to   1.80  166,668    2.39     0.65  to  2.10  11.99  to  13.40
2011                                      97,374  0.86 to   1.59  146,998    2.06     0.65  to  2.10  -4.31  to  -2.91
2010                                      93,569  0.88 to   1.64  146,353    2.08     0.65  to  1.25  13.63  to  14.32
VANGUARD LIFESTRATEGY MODERATE GROWTH FUND, DIVISION 53
-------------------------------------------------------
2014                                     106,092 $1.27 to  $2.25 $224,613    2.11%    0.65% to  2.10%  4.85% to   6.16%
2013                                     106,715  1.21 to   2.12  213,624    2.02     0.65  to  2.10  12.66  to  14.07
2012                                     106,449  1.07 to   1.86  187,532    2.36     0.65  to  2.10   9.44  to  10.81
2011                                     103,448  0.95 to   1.68  165,256    2.25     0.65  to  2.10  -1.82  to  -0.39
2010                                      98,281  0.95 to   1.69  158,557    2.34     0.65  to  1.25  11.91  to  12.58

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 AT DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         -------------------------------  -------------------------------------------
                                                 UNIT FAIR VALUE   NET    INVESTMENT  EXPENSE RATIO      TOTAL RETURN
                                         UNITS     LOWEST TO      ASSETS    INCOME      LOWEST TO         LOWEST TO
                                         (000S)     HIGHEST       (000S)  RATIO /(1)/ HIGHEST /(2)/     HIGHEST /(3)/
                                         ------- --------------  -------- ----------  -------------   -----------------
VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND, DIVISION 54
-----------------------------------------------------------
2014                                      42,735 $1.19 to  $2.10 $ 84,501    2.14%    0.65% to  2.10%   4.73% to    6.05%
2013                                      42,663  1.14 to   1.98   79,830    2.00     0.65  to  2.10    6.81  to    8.15
2012                                      42,752  1.07 to   1.83   74,254    2.35     0.65  to  2.10    6.92  to    8.26
2011                                      39,731  1.00 to   1.69   64,120    2.34     0.65  to  2.10   -0.35  to    1.10
2010                                      39,029  1.01 to   1.68   62,668    2.59     0.65  to  1.25    9.76  to   10.42
VALIC COMPANY II CORE BOND FUND, DIVISION 58
--------------------------------------------
2014                                     362,992 $1.11 to  $1.42 $714,084    1.90%    0.15% to  1.60%   3.77% to    5.28%
2013                                     358,358  1.07 to   1.35  673,167    0.00     0.15  to  1.60   -3.37  to   -1.96
2012                                     239,177  1.10 to   2.05  459,847    3.00     0.15  to  1.60    5.68  to    7.22
2011                                     209,904  1.05 to   1.92  378,574    3.26     0.15  to  1.60    4.53  to    6.05
2010                                     144,575  1.21 to   1.81  246,246    3.64     0.15  to  1.20    8.00  to    9.42
VALIC COMPANY II STRATEGIC BOND FUND, DIVISION 59
-------------------------------------------------
2014                                     227,800 $1.15 to  $2.86 $607,548    3.69%    0.15% to  1.60%   2.30% to    3.58%
2013                                     227,491  1.12 to   2.76  589,850    0.00     0.15  to  1.60   -1.33  to   -0.09
2012                                     231,898  1.14 to   2.76  603,911    4.18     0.15  to  1.60   10.62  to   12.01
2011                                     202,475  1.03 to   2.46  474,360    5.67     0.15  to  1.60    2.67  to    4.17
2010                                     181,559  1.19 to   2.37  411,674    5.62     0.15  to  1.20    9.39  to   10.83
VALIC COMPANY II HIGH YIELD BOND FUND, DIVISION 60
--------------------------------------------------
2014                                     136,270 $1.21 to  $2.66 $338,332    4.88%    0.15% to  1.60%   1.22% to    2.49%
2013                                     129,320  1.19 to   2.59  313,222    0.00     0.15  to  1.60    3.51  to    4.81
2012                                     129,786  1.15 to   2.48  300,387    6.16     0.15  to  1.60   11.94  to   13.35
2011                                     105,061  1.03 to   2.18  216,844    7.19     0.15  to  1.60    2.75  to    4.25
2010                                     103,235  1.10 to   2.10  207,116    7.66     0.15  to  0.75   12.67  to   13.35
ARIEL FUND, DIVISION 68
-----------------------
2014                                     151,989 $1.59 to  $1.65 $482,738    0.55%    0.40% to  1.85%   8.92% to   10.51%
2013                                     164,454  1.46 to   1.49  476,196    0.64     0.40  to  1.85   42.03  to   44.10
2012                                     172,615  1.03 to   2.18  349,450    0.96     0.40  to  1.85   18.11  to   19.84
2011                                     192,640  0.86 to   1.82  328,302    0.19     0.40  to  1.85  -12.96  to  -11.70
2010                                     204,028  0.98 to   2.07  396,452    0.01     0.40  to  1.00   24.72  to   25.47
ARIEL APPRECIATION FUND, DIVISION 69
------------------------------------
2014                                     146,499 $1.62 to  $1.83 $469,227    0.70%    0.40% to  1.85%   6.17% to    7.72%
2013                                     151,676  1.53 to   1.70  453,673    0.91     0.40  to  1.85   43.53  to   45.63
2012                                     139,223  1.07 to   2.20  287,615    0.83     0.40  to  1.85   17.16  to   18.87
2011                                     146,226  0.91 to   1.85  255,760    0.37     0.40  to  1.85   -9.04  to   -7.72
2010                                     149,428  1.06 to   2.01  284,897    0.03     0.40  to  1.00   18.43  to   19.14
AMERICAN BEACON HOLLAND LARGE CAP GROWTH FUND, DIVISION 70
----------------------------------------------------------
2014                                      40,202 $1.52 to  $1.75 $ 67,191    0.00%    0.40% to  1.85%   5.03% to    6.35%
2013                                      45,990  1.45 to   1.64   72,347    0.00     0.40  to  1.85   29.79  to   31.42
2012                                      51,966  1.12 to   1.25   62,551    0.06     0.40  to  1.85   10.12  to   11.51
2011                                      50,904  1.01 to   1.12   55,164    0.00     0.40  to  1.85    1.49  to    2.97
2010                                      47,876  0.98 to   1.09   50,714    0.00     0.40  to  1.00   12.84  to   13.52
VALIC COMPANY I BLUE CHIP GROWTH FUND, DIVISION 72
--------------------------------------------------
2014                                     316,697 $1.72 to  $1.80 $542,589    0.17%    0.40% to  1.85%   7.14% to    8.49%
2013                                     335,064  1.60 to   1.66  530,958    0.00     0.40  to  1.85   38.60  to   40.34
2012                                     359,500  1.13 to   1.18  407,535    0.05     0.40  to  1.85   15.96  to   17.42
2011                                     363,493  0.90 to   1.01  352,236    0.02     0.40  to  1.85   -0.40  to    1.06
2010                                     390,794  0.89 to   1.00  377,066    0.04     0.40  to  1.00   15.06  to   15.75

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                    AT DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                         ------------------------------------  -----------------------------------------
                                                    UNIT FAIR VALUE    NET     INVESTMENT  EXPENSE RATIO     TOTAL RETURN
                                           UNITS      LOWEST TO       ASSETS     INCOME      LOWEST TO        LOWEST TO
                                           (000S)      HIGHEST        (000S)   RATIO /(1)/ HIGHEST /(2)/    HIGHEST /(3)/
                                         ---------- --------------  ---------- ----------  -------------   ---------------
VALIC COMPANY I HEALTH SCIENCES FUND, DIVISION 73
-------------------------------------------------
2014                                        180,847 $2.69 to  $4.32 $  741,351    0.00%    0.40% to  1.85% 29.16% to  30.79%
2013                                        169,471  2.08 to   3.30    533,127    0.00     0.40  to  1.85  48.27  to  50.13
2012                                        149,863  1.40 to   2.20    315,416    0.00     0.40  to  1.85  29.31  to  30.94
2011                                        132,174  1.08 to   1.68    213,411    0.37     0.40  to  1.85   8.46  to  10.04
2010                                        126,203  1.05 to   1.53    186,279    0.00     0.40  to  1.00  14.60  to  15.29
VALIC COMPANY I VALUE FUND, DIVISION 74
---------------------------------------
2014                                         51,425 $1.55 to  $2.12 $  104,102    1.61%    0.40% to  1.85%  9.36% to  10.73%
2013                                         58,431  1.42 to   1.92    107,189    0.00     0.40  to  1.85  28.73  to  30.35
2012                                         64,658  1.10 to   1.47     91,345    2.12     0.40  to  1.85  14.80  to  16.24
2011                                         94,147  0.80 to   1.26    114,983    1.31     0.40  to  1.85  -4.06  to  -2.66
2010                                         98,833  0.82 to   1.30    124,704    0.64     0.40  to  1.00  13.75  to  14.43
VALIC COMPANY I BROAD CAP VALUE INCOME FUND, DIVISION 75
--------------------------------------------------------
2014                                         28,660 $1.58 to  $1.79 $   49,558    1.19%    0.40% to  1.85%  5.56% to   6.89%
2013                                         25,690  1.50 to   1.68     41,756    0.00     0.40  to  1.85  33.97  to  35.65
2012                                         26,193  1.12 to   1.24     31,467    0.70     0.40  to  1.85  11.89  to  13.30
2011                                         24,927  0.90 to   1.09     26,600    1.76     0.40  to  1.85  -0.19  to   1.26
2010                                         20,311  0.89 to   1.08     24,199    1.83     0.40  to  1.00  13.30  to  13.98
VALIC COMPANY I LARGE CAP CORE FUND, DIVISION 76
------------------------------------------------
2014                                         77,828 $1.68 to  $2.24 $  168,547    0.92%    0.40% to  1.85% 11.19% to  12.59%
2013                                         88,578  1.51 to   1.99    170,580    0.00     0.40  to  1.85  33.55  to  35.23
2012                                         95,261  1.13 to   1.47    136,137    1.02     0.40  to  1.85  16.49  to  17.95
2011                                        101,911  0.97 to   1.25    124,377    0.91     0.40  to  1.85  -2.85  to  -1.44
2010                                        101,954  1.02 to   1.27    127,140    1.06     0.40  to  1.00  15.58  to  16.28
VALIC COMPANY I INFLATION PROTECTED FUND, DIVISION 77
-----------------------------------------------------
2014                                        343,816 $1.06 to  $1.35 $  447,353    1.87%    0.40% to  1.85%  1.09% to   2.36%
2013                                        321,428  1.05 to   1.32    410,166    0.00     0.40  to  1.85  -8.68  to  -7.53
2012                                        298,846  1.15 to   1.43    413,284    2.77     0.40  to  1.85   6.05  to   7.38
2011                                        255,365  1.08 to   1.33    330,664    1.72     0.40  to  1.85   8.10  to   9.67
2010                                        208,880  1.15 to   1.22    248,185    2.40     0.40  to  1.00   8.05  to   8.70
VALIC COMPANY I VALIC GROWTH FUND, DIVISION 78
----------------------------------------------
2014                                        577,669 $1.54 to  $1.54 $  976,737    0.83%    0.40% to  1.85%  8.70% to  10.29%
2013                                        605,498  1.40 to   1.42    933,492    0.00     0.40  to  1.85  28.70  to  30.58
2012                                        665,111  1.07 to   1.22    789,736    0.72     0.40  to  1.85  12.80  to  14.46
2011                                        674,070  0.94 to   1.07    703,255    0.70     0.40  to  1.85  -2.44  to  -1.02
2010                                        705,473  0.95 to   1.08    747,679    0.67     0.40  to  1.45  16.53  to  17.77
VALIC COMPANY I LARGE CAPITAL GROWTH FUND, DIVISION 79
------------------------------------------------------
2014                                        242,825 $1.36 to  $1.44 $  414,317    0.46%    0.40% to  1.85%  9.41% to  11.00%
2013                                        262,881  1.22 to   1.31    406,386    0.00     0.40  to  1.85  29.16  to  31.04
2012                                        289,231  0.93 to   1.22    343,216    0.21     0.40  to  1.85  10.37  to  11.98
2011                                        316,720  0.83 to   1.10    337,606    0.28     0.40  to  1.85  -7.84  to  -6.49
2010                                        341,447  0.89 to   1.17    391,506    0.42     0.40  to  1.45  13.82  to  15.03
SUNAMERICA 2015 HIGH WATERMARK FUND, DIVISION 81/(6)/
-----------------------------------------------------
2011                                     $17,056.00 $1.02 to  $1.23 $20,464.00    2.23%    0.65% to  1.25%  4.63% to   5.26%
2010                                         21,371  0.97 to   1.17     24,363    2.10     0.65  to  1.25   5.27  to   5.90

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 AT DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         -------------------------------  -------------------------------------------
                                                 UNIT FAIR VALUE   NET    INVESTMENT  EXPENSE RATIO      TOTAL RETURN
                                         UNITS     LOWEST TO      ASSETS    INCOME      LOWEST TO         LOWEST TO
                                         (000S)     HIGHEST       (000S)  RATIO /(1)/ HIGHEST /(2)/     HIGHEST /(3)/
                                         ------- --------------  -------- ----------  -------------   -----------------
SUNAMERICA 2020 HIGH WATERMARK FUND, DIVISION 82
------------------------------------------------
2014                                       8,675 $1.12 to  $1.17 $  9,768    2.63%    0.65% to  1.25%   2.93% to    3.34%
2013                                      10,588  1.09 to   1.13   11,583    2.50     0.65  to  1.25   -7.00  to   -6.63
2012                                      13,367  1.17 to   1.21   15,716    2.31     0.65  to  1.25    2.96  to    3.37
2011                                      16,423  0.95 to   1.17   18,751    2.73     0.65  to  1.25   15.90  to   16.59
2010                                      15,226  0.81 to   1.01   14,991    2.69     0.65  to  1.25    7.50  to    8.14
VALIC COMPANY I MID CAP STRATEGIC GROWTH FUND, DIVISION 83
----------------------------------------------------------
2014                                     138,081 $1.31 to  $1.35 $275,077    0.51%    0.40% to  1.85%   1.33% to    2.81%
2013                                     152,807  1.27 to   1.34  298,156    0.00     0.40  to  1.85   36.08  to   38.06
2012                                     164,490  0.92 to   1.47  233,684    0.00     0.40  to  1.85    7.22  to    8.79
2011                                     187,090  0.85 to   1.35  245,809    0.47     0.40  to  1.85   -8.46  to   -7.12
2010                                     208,331  0.91 to   1.46  296,518    0.06     0.40  to  1.45   24.35  to   25.67
VALIC COMPANY I SMALL CAP SPECIAL VALUES FUND, DIVISION 84
----------------------------------------------------------
2014                                     137,726 $1.50 to  $1.66 $222,234    0.72%    0.40% to  1.85%   5.01% to    6.33%
2013                                     152,559  1.43 to   1.57  232,376    0.00     0.40  to  1.85   36.42  to   38.14
2012                                     170,518  1.05 to   1.13  188,728    0.60     0.40  to  1.85    4.84  to   13.82
2011                                     186,944  0.88 to   1.00  182,403    0.77     0.40  to  1.85   -5.93  to   -5.36
2010                                     197,528  0.93 to   1.05  204,726    0.65     0.40  to  1.00   20.39  to   21.11
VALIC COMPANY I SMALL MID GROWTH FUND, DIVISION 85
--------------------------------------------------
2014                                      74,225 $1.48 to  $1.68 $120,734    0.03%    0.40% to  1.85%   9.04% to   10.41%
2013                                      86,006  1.36 to   1.52  127,108    0.00     0.40  to  1.85   32.29  to   33.95
2012                                      91,849  1.03 to   1.14  101,706    0.00     0.40  to  1.85    2.86  to   10.94
2011                                      98,545  0.91 to   1.02   98,730    0.00     0.40  to  1.85   -5.31  to   -4.75
2010                                     106,947  0.96 to   1.08  113,096    0.00     0.40  to  1.00   24.97  to   25.73
VALIC COMPANY I SMALL CAP AGGRESSIVE GROWTH FUND, DIVISION 86
-------------------------------------------------------------
2014                                      49,889 $1.58 to  $2.20 $106,181    0.00%    0.40% to  1.85%   7.89% to    9.25%
2013                                      56,587  1.46 to   2.02  110,639    0.00     0.40  to  1.85   46.99  to   48.83
2012                                      55,949  1.00 to   1.35   73,916    0.00     0.40  to  1.85   12.96  to   14.38
2011                                      60,834  0.88 to   1.18   70,524    0.00     0.40  to  1.85  -11.85  to  -10.57
2010                                      68,838  1.06 to   1.33   89,729    0.00     0.40  to  1.00   26.54  to   27.30
VALIC COMPANY I EMERGING ECONOMIES FUND, DIVISION 87
----------------------------------------------------
2014                                     665,528 $0.66 to  $0.88 $597,079    1.47%    0.40% to  1.85%  -7.30% to   -5.94%
2013                                     614,097  0.70 to   0.95  588,736    0.00     0.40  to  1.85   -4.55  to   -3.15
2012                                     589,559  0.72 to   1.03  586,649    0.73     0.40  to  1.85   16.71  to   18.42
2011                                     263,671  0.61 to   0.87  219,563    0.97     0.40  to  1.85  -14.61  to  -13.36
2010                                     263,737  0.70 to   1.01  254,860    1.76     0.40  to  1.45    9.61  to   10.77
VALIC COMPANY I GLOBAL STRATEGY FUND, DIVISION 88
-------------------------------------------------
2014                                     263,441 $1.31 to  $1.99 $506,654    3.35%    0.40% to  1.85%  -0.03% to    1.23%
2013                                     281,255  1.31 to   1.96  536,276    0.00     0.40  to  1.85   16.62  to   18.08
2012                                     273,255  1.13 to   1.66  442,647    5.69     0.40  to  1.85   17.35  to   18.83
2011                                     335,756  0.96 to   1.40  459,716    4.41     0.40  to  1.85   -4.01  to   -2.61
2010                                     361,200  1.04 to   1.44  510,781    3.54     0.40  to  1.00   10.57  to   11.23
VALIC COMPANY I FOREIGN VALUE FUND, DIVISION 89
-----------------------------------------------
2014                                     662,437 $0.94 to  $1.07 $843,022    2.03%    0.40% to  1.85% -13.25% to  -11.99%
2013                                     667,927  1.07 to   1.23  971,586    0.00     0.40  to  1.85   23.89  to   25.69
2012                                     744,687  0.85 to   1.19  867,033    3.20     0.40  to  1.85   16.59  to   18.30
2011                                     839,594  0.72 to   1.01  831,211    2.58     0.40  to  1.85  -14.61  to  -13.36
2010                                     848,633  0.83 to   1.17  975,265    1.82     0.40  to  1.00    6.51  to    7.15

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 AT DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         -------------------------------  -------------------------------------------
                                                 UNIT FAIR VALUE   NET    INVESTMENT  EXPENSE RATIO      TOTAL RETURN
                                         UNITS     LOWEST TO      ASSETS    INCOME      LOWEST TO         LOWEST TO
                                         (000S)     HIGHEST       (000S)  RATIO /(1)/ HIGHEST /(2)/     HIGHEST /(3)/
                                         ------- --------------  -------- ----------  -------------   -----------------
VALIC COMPANY I GLOBAL REAL ESTATE FUND, DIVISION 101
-----------------------------------------------------
2014                                     305,180 $1.31 to  $1.37 $407,260    4.68%    0.40% to  1.85%  10.01% to   11.39%
2013                                     255,138  1.19 to   1.23  306,864    0.00     0.40  to  1.85    2.63  to    3.92
2012                                     281,040  1.16 to   1.18  326,429    1.74     0.40  to  1.85   28.60  to   30.22
2011                                     272,862  0.89 to   0.92  244,297    2.22     0.40  to  1.85   -9.69  to   -8.37
2010                                     254,996  0.98 to   1.00  250,623    5.68     0.40  to  1.00   17.05  to   17.75
INVESCO BALANCED-RISK COMMODITY STRATEGY FUND, DIVISION 102 /(4)/
-----------------------------------------------------------------
2014                                     356,397 $0.69 to  $0.71 $251,573    0.00%    0.40% to  1.85% -17.33% to  -16.29%
2013                                     286,965  0.83 to   0.85  242,808    0.00     0.40  to  1.85  -15.49  to  -14.42
2012                                     215,787  0.98 to   1.00  214,139    2.46     0.40  to  1.85   -1.77  to   -3.01
2011                                       4,938  0.97 to   0.97    4,772    0.00     0.40  to  1.85   -3.30  to   -3.24
VALIC COMPANY I DYNAMIC ALLOCATION FUND, DIVISION 103/(5)/
----------------------------------------------------------
2014                                     225,671 $1.18 to  $1.21 $270,148    1.58%    0.40% to  1.85%   2.33% to    3.61%
2013                                     168,660  1.15 to   1.17  195,707    0.00     0.40  to  1.85   15.34  to   16.81
2012                                           1  1.00 to   1.00    9,981    0.00     0.40  to  1.85   -0.24  to   -0.24

/(1)/ These amounts represent the dividends, excluding distributions of capital gains, received by the division from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the division is affected by the timing of the declaration of dividends by the underlying fund in which the division invests.
/(2)/ These amounts represent the annualized contract expenses of the separate account, consisting of mortality and expense risk charges, net of any expense reimbursements, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded. The minimum and maximum ratios shown include subaccounts that may not have net assets.
/(3)/ These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.
/(4)/  Fund commenced operations on November 1, 2011.
/(5)/  Fund commenced operations on December 31, 2012.
/(6)/  Fund closed on October 26, 2012.

                              SEPARATE ACCOUNT A
                                      OF
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 8 -SUBSEQUENT EVENTS

   Management has evaluated Account related events and transactions that occurred during the period from the date of the Statement of Assets and Liabilities through April 27, 2015. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Account's financial statements.

                              Portfolio Director

                 Fixed and Variable Deferred Annuity Contracts

                           PART C. OTHER INFORMATION

ITEM 24.FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

    (i)  Audited Financial Statements - The Variable Annuity Life
         Insurance Company

         Report of Independent Registered Public Accounting Firm
         Consolidated Balance Sheets
         Consolidated Statements of Income (Loss)
         Consolidated Statements of Comprehensive Income
         Consolidated Statements of Shareholder's Equity
         Consolidated Statements of Cash Flows
         Notes to Consolidated Financial Statements

    (ii) Audited Financial Statements - The Variable Annuity Life
         Insurance Company Separate Account A

         Report of Independent Registered Public Accounting Firm
         Statements of Assets and Liabilities
         Statements of Operations
         Schedules of Portfolio Investments
         Statements of Changes in Net Assets
         Notes to Financial Statements

(b) Exhibits

    1(a). Resolutions adopted by The Variable Annuity Life Insurance Company Board of Directors at its Annual Meeting of April 18, 1979 establishing The Variable Annuity Life Insurance Company Separate Account A. (1)

    1(b). Restated Resolutions dated September 1, 2002, adopted by unanimous written consent of Executive Committee of The Variable Annuity Life Insurance Company Board of
            Directors. (6)

    2.      Not Applicable.

    3(a). Amended and Restated Distribution Agreement between The Variable Annuity Life Insurance Company and American General Distributors, Inc., effective January 1, 2002. (2)

    3(b).   Amendment No. 1 to Amended and Restated Distribution
            Agreement between The Variable Annuity Life Insurance Company and AIG Capital Services, Inc. (formerly American General Distributors, Inc.), dated as of April 30, 2015. (2)

    4(a). Specimen Group Annuity Contract. (Form UITG-194-TRMC). (Filed herewith)

    4(b).   Specimen Market Value Adjustment Endorsement (Form
            EWMVA-714). (Filed herewith)

    4(c). Specimen Unallocated Contract Endorsement (Form RSUS-714). (Filed herewith)

    4(d). Specimen Death Benefit Endorsement (PDDB-714). (Filed herewith)

    4(e). Specimen Indexed Guaranteed Minimum Interest Rate Endorsement (Form GRP-FAE-FL). (Filed herewith)

    4(f). Economic Growth and Tax Relief Reconciliation Act (EGTRRA) (Form EGTR-302). (Filed herewith)

    5(a). Specimen Application for Portfolio Director Plus Fixed and Variable Annuity for use with all plan types except
            Individual Retirement Annuities (IRA), Simplified Employee Pension Plan (SEP), and Non-Qualified Deferred Annuities
            (NQDA). (6)

    5(b).   Specimen Group Master Application. (6)

    6(a). Copy of Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company, effective as of April 28, 1989. (1)

  6(b). Copy of Amendment Number One to Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company (as amended through April 28, 1989) effective March 28, 1990 (1)

  6(c). Copy of Amended and Restated Bylaws of The Variable Annuity Life Insurance Company as amended through August 3, 2006. (7)

  7.     Not Applicable.

  8.     MATERIAL CONTRACTS

  8(a).  (1)  Participation Agreement between The Variable Annuity Life
              Insurance Company and Vanguard Group, Inc. (4)

         (2) Amendment No. 1 to Participation Agreement between The Variable Annuity Life Insurance Company and The Vanguard Group, Inc., effective July 17, 1998. (5)

  8(b).  (1)  Participation Agreement among The Variable Annuity Life
              Insurance Company, Ariel Investment Trust and Ariel
              Distributors, Inc. dated November 1, 2000. (Filed herewith)

         (2) First Amendment to Participation Agreement among The Variable Annuity Life Insurance Company, Ariel Investment Trust and Ariel Distributors, Inc. dated October 1, 2004. (Filed herewith)

         (3) Second Amendment to Participation Agreement among The Variable Annuity Life Insurance Company, Ariel Investment Trust and Ariel Distributors, Inc. dated June 9, 2006. (Filed herewith)

         (4) Administrative Services Agreement between The Variable Annuity Life Insurance Company and Ariel Distributors, Inc. dated November 1, 2000. (Filed herewith)

         (5) Amendment to Administrative Services Agreement between The Variable Annuity Life Insurance Company and Ariel Distributors, Inc. dated January 1, 2002. (Filed herewith)

  8(c).  (1)  Participation Agreement among Invesco Distributors, Inc. and The
              Variable Annuity Life Insurance Company dated as of November 1, 2011. (8)

         (2) Administrative Services Agreement between Invesco Distributors, Inc., Invesco Investment Services, Inc., The Variable Annuity Life Insurance Company and American General Distributors, Inc. dated as of November 1, 2011. (8)

  8(d).  (1)  Participation Agreement among American Beacon Funds, American
              Beacon Advisors, Inc. and The Variable Annuity Life Insurance Company dated as of March 23, 2012. (9)

         (2) Administrative Services Agreement among American Beacon Funds, American Beacon Advisors, Inc. and The Variable Annuity Life Insurance Company dated as of March 23, 2012. (9)

  8(e).  (1)  Participation Agreement among The Variable Annuity Life
              Insurance Company, T. Rowe Price Investment Services, Inc., T. Rowe Price Services, Inc. and T. Rowe Price Associates, Inc. dated as of December 1, 2014 (10)

         (2) Services Agreement among The Variable Annuity Life Insurance Company, T. Rowe Price Investment Services, Inc. and T. Rowe Price Services, Inc. dated as of December 1, 2014 (10)

  9.     Opinion of Counsel and Consent of Depositor. (Filed herewith)

  10. Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP. (Filed herewith)

  11.    Not Applicable.

  12.    Not Applicable.

  13.    Calculation of standard and nonstandard performance information. (3)

  14.    Power of Attorney - The Variable Annuity Life Insurance Company (11)

  15. Supplemental Information Form which discloses Section 403(b)(11) withdrawal restrictions as set forth in a no-action letter issued by the SEC on November 28, 1988, and which requires the signed acknowledgement of participants who purchase Section 403(b) annuities with regard to these withdrawal restrictions. (1)
--------
/(1)/ Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on March 1, 1996, Accession No. 0000950129-96-000265.

/(2)/ Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-201800/81103240) of The Variable Annuity Life Insurance Company Separate Account A filed on April 27, 2015, Accession No. 0001193125-15-149785.
/(3)/ Incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on December 23, 1997, Accession No. 0000950129-97-005374.
/(4)/ Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on June 28, 1996, Accession No. 0000950129-96-001391.
/(5)/ Incorporated by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on September 1, 1998, Accession No. 0000950129-98-003727.
/(6)/ Incorporated by reference to Post-Effective Amendment No. 21 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account filed on April 30, 2003, Accession No. 0000899243-03-000987.
/(7)/  Incorporated by reference to Initial Form N-4 (File
       No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on October 11, 2006, Accession
       No. 0001193125-06-206012.
/(8)/ Incorporated by reference to Post-Effective Amendment No. 15 to Form N-4 (File No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on November 1, 2011, Accession
       No. 0001193125-11-290526.
/(9)/ Incorporated by reference to Post-Effective Amendment No. 16 to Form N-4 (File No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on April 30, 2012, Accession
       No. 0001193125-12-194923.
/(10)/ Incorporated by reference to Post-Effective Amendment No. 21 to Form N-4
       (File No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on December 23, 2014, Accession
       No. 0001193125-14-452183.
/(11)/ Incorporated by reference to Form N-4 (File No. 333-202700/811-03240) of
       The Variable Annuity Life Insurance Company Separate Account A filed on March 12, 2015, Accession No. 0001193125-15-149875.

ITEM 25.DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAMES, POSITIONS AND OFFICES HELD WITH DEPOSITOR

         Robert S. Schimek (3)  Director, Chairman, President
         Kevin T. Hogan (3)     Director and Chief Executive Officer
         Jana W. Greer (2)      Director, President Group Retirement
         Mary Jane B. Fortin    Director, Vice Chairman, Executive Vice
                                President and Chief Financial Officer
         Glenn R. Harris        Executive Vice President
         Robert J. Scheinerman  Executive Vice President, Individual
                                Retirement
         Jesus C. Zaragoza      Senior Vice President and Life Controller
         Michael P. Harwood     Director, Senior Vice President, Chief
                                Actuary & Corporate Illustration Actuary
         Thomas J. Diemer       Director, Senior Vice President and Chief
                                Risk Officer
         Randall W. Epright     Senior Vice President and Chief Information
                                Officer
         Deborah A. Gero (1)    Director, Senior Vice President and Chief
                                Investment Officer
         Kyle L. Jennings       Senior Vice President and Chief Compliance
                                Officer
         Stephen A. Maginn (1)  Director, Senior Vice President and Chief
                                Distribution Officer
         John Q. Doyle (3)      Director
         Jeffrey M. Farber (3)  Director
         Tim W. Still           Senior Vice President and Chief Operations
                                Officer
         Craig A. Buck (6)      Senior Vice President, Capital Management

         Yoav Tamir (1)          Senior Vice President, Market Risk Management
         Christine A. Nixon (1)  Senior Vice President
         Joseph P. McKernan      Senior Vice President
         Charles Beam            Vice President and Assistant Controller
         Katherine L. Stoner     Vice President, Chief Compliance Officer,
                                 Investment Advisor and 38a-1 Compliance
                                 Officer
         David S. Jorgensen      Vice President and Controller
         Gloria Beissinger       Vice President and Treasurer
         Jim A. Coppedge         Vice President, General Counsel and Assistant
                                 Secretary
         Julie Cotton Hearne     Vice President and Secretary
         Gavin D. Friedman (1)   Vice President and Litigation Officer
         Tracey E. Harris        Vice President, Product Filing
         Frank Kophamel          Vice President and Appointed Actuary
         Mallary L. Reznik (1)   Vice President and Assistant Secretary
         T. Clay Spires          Vice President and Tax Officer
         Marla S. Campagna (4)   Vice President
         Manda Ghaferi (1)       Vice President
         Keith C. Honig (4)      Vice President
         Jennifer P. Powell      Anti-Money Laundering and Office of Foreign
                                 Asset Control Officer
         Virginia N. Puzon (1)   Assistant Secretary
         Cris Thomas             Assistant Secretary
         Rosemary Foster         Assistant Secretary
         Barry A. Hopkins (7)    Assistant Tax Officer
         Laszlo Kulin (5)        Investment Tax Officer
         Alireza Vaseghi (5)     Managing Director and Chief Operating
                                 Officer, Institutional Markets
         Melissa H. Cozart       Privacy Officer

(1)  1 SunAmerica Center, 1999 Avenue of the Stars, Los Angeles, CA 90067
(2)  21650 Oxnard Street, Woodland Hills, CA 91367
(3)  175 Water Street, NY, NY 10038
(4)  777 S. Figueroa St. Los Angeles, CA 90017
(5)  80 Pine Street, NY, NY 10005
(6)  1650 Market Street, Philadelphia, PA 1910
(7)  2000 American General Way, Brentwood, TN 37027

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of The Variable Annuity Life Insurance Company ("Depositor"). The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC file Number 001-08787, accession number 0000005272-15-000002, filed February 20, 2015. Exhibit 21 is incorporated herein by reference.

ITEM 27. NUMBER OF CONTRACT OWNERS

No contracts have been issued as of the date of this filing.

ITEM 28.INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Variable Annuity Life Insurance Company

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Other Activity. Registrant's principal underwriter, AIG Capital Services, Inc., also acts as principal underwriter for the following investment companies:

American General Life Insurance Company

   Variable Separate Account
   Variable Annuity Account One
   Variable Annuity Account Two
   Variable Annuity Account Four
   Variable Annuity Account Five
   Variable Annuity Account Seven
   Variable Annuity Account Nine
   Separate Account A
   Separate Account D
   Separate Account I
   Separate Account II
   Separate Account VA-1
   Separate Account VA-2
   Separate Account VL-R
   Separate Account VUL
   Separate Account VUL-2
   AG Separate Account A

The United States Life Insurance Company in the City of New York

   FS Variable Separate Account
   FS Variable Annuity Account One
   FS Variable Annuity Account Two
   FS Variable Annuity Account Five
   Separate Account USL VA-R
   Separate Account USL VL-R
   Separate Account USL A
   Separate Account USL B

(b) The following persons are the officers and directors of AIG Capital Services, Inc., the principal underwriter of the separate account:

      Name and Principal     Position and Offices With Underwriter AIG
      Business Address*               Capital Services, Inc.

      Peter A. Harbeck    Director

    James T. Nichols        Director, President and Chief Executive Officer
    Stephen Maginn(1)       Director, Senior Vice President
    James A. Nichols        Chief Executive Officer, President and Director
    Rebecca Snider          Chief Compliance Officer
    Frank Curran            Vice President, Controller, Financial
                            Operations Principal, Chief Financial Officer
                            and Treasurer
    Michel E. Treske (2)    Chief Distribution Officer
    Mallary Reznik(1)       Vice President
    John T. Genoy           Vice President
    Christine A. Nixon (1)  Secretary
    Virginia Puzon (1)      Assistant Secretary

* Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311.

         (1) 1999 Avenue of the Stars, Los Angeles, CA 90067

         (2) 21650 Oxnard Street, Woodland Hills, CA 91367

     (c) AIG Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 (the "Act") and the Rules promulgated thereunder will be in the physical possession of:

   The Variable Annuity Life Insurance Company
   Attn: Operations Administration
   2929 Allen Parkway
   Houston, Texas 77019

ITEM 31.MANAGEMENT SERVICES

There have been no management-related services provided to the separate account for the last three fiscal years.

ITEM 32. UNDERTAKINGS

a. VALIC hereby commits itself, on behalf of the contract owners, to the following undertakings:

   1. To file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

   2. To include as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

   3. To deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

b. The Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

c. Additional Commitments

The Tax Reform Act of 1986 added to the Internal Revenue Code a new section 403(b)(11) which applies to tax years beginning after December 31, 1988. This paragraph provides that withdrawal restrictions apply to contributions made and interest earned subsequent to December 31, 1988. Such restrictions require that distributions not begin before age 59 1/2, separation from service, death, disability, or hardship (only employee contributions without accrued interest may be withdrawn in case of hardship). These withdrawal restrictions appear in the Section "Federal Tax Matters" in either the prospectus or the Statement of Additional Information for contracts of this Registration Statement. The Company relies on a no-action letter issued by the Securities and Exchange Commission on November 28, 1988 stating that no enforcement action would be taken under sections 22(e), 27(c)(1), or 27(d) of the Act if, in effect, the Company permits restrictions on cash distributions from elective contributions to the extent necessary to comply with section 403(b)(11) of the Internal Revenue Code in accordance with the following conditions:

   (1) Include appropriate disclosure regarding the redemption restrictions imposed by section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   (2) Include appropriate disclosure regarding the redemption restrictions imposed by section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   (3) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by section 403(b)(11) to the attention of the potential participants;

   (4) Obtain from each plan participant who purchases a section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by section 403(b)(11), and (2) the investment alternatives available under the employer's section 403(b) arrangement, to which the participant may elect to transfer his Account Value.

The Company has complied, and is complying, with the provisions of paragraphs
(1)-(4) above.

The Company relies on Rule 6c-7 of the Act which states that a registered separate account, and any depositor of or underwriter for such account, shall be exempt from the provisions of sections 22(e), 27(c)(1) and 27(d) of the Act with respect to a contract participating in this account to the extent necessary to permit compliance with the Texas Optional Retirement Program (Program) in accordance with the following conditions:

   (a) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

   (b) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of the contract to Program participants;

   (c) instruct salespeople who solicit Program participants to purchase the contract specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants;

   (d) obtain from each Program participant who purchases the contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

The Company has complied, and is complying, with the provisions of paragraphs
(a)-(d) above.

The Company relies on an order issued by the Securities and Exchange Commission on May 19, 1993 exempting it from the provisions of section 22(e), 27(c)(1) and 27(d) of the Act with respect to a contract participating in this account to the extent necessary to permit compliance with the Optional Retirement Program of the State University System of Florida ("Florida ORP") as administered by the Division of Retirement of the Florida Department of Management Services ("Division") in accordance with the following conditions:

   (a) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in each registration statement, including the prospectus, relating to the contracts issued in connection with the Florida ORP;

   (b) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in any sales literature used in connection with the offer of contracts to eligible employees;

   (c) instruct salespeople who solicit eligible employees to purchase the contracts specifically to bring the restrictions on redemption imposed by the division to the attention of the eligible employees;

   (d) obtain from each participant in the Florida ORP who purchases a contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding: (i) of the restrictions on redemption imposed by the division, and (ii) that other investment alternatives are available under the Florida ORP, to which the participant may elect to transfer his or her Account Values.

The Company has complied, and is complying, with the provisions of paragraphs
(a)-(d) above.

                                  SIGNATURES

As required by The Securities Act of 1933 and The Investment Company Act of 1940, the Registrant, The Variable Annuity Life Insurance Company Separate Account A has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 19/th/ day of June, 2015.

                                                  THE VARIABLE ANNUITY LIFE
                                                  INSURANCE COMPANY SEPARATE
                                                  ACCOUNT A
                                                  (Registrant)

                                             BY:  THE VARIABLE ANNUITY LIFE
                                                  INSURANCE COMPANY
                                                  (On behalf of the Registrant
                                                  and itself)

                                             BY:  //s// MARY JANE B. FORTIN
                                                  ------------------------------
                                                  Mary Jane B. Fortin
                                                  Executive Vice President and
                                                  Chief Financial Officer

As required by The Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                  Title                      Date
---------                  -------------------------------------  --------------

*//S// ROBERT S. SCHIMEK   Director, Chairman and President       June 19, 2015
---------------------------
ROBERT S. SCHIMEK

*//S// THOMAS J. DIEMER    Director, Senior Vice President and    June 19, 2015
---------------------------Chief Risk Officer
THOMAS J. DIEMER

*//S// JOHN Q. DOYLE       Director                               June 19, 2015
---------------------------
JOHN Q. DOYLE

*//S// JEFFREY M. FARBER   Director                               June 19, 2015
---------------------------
JEFFREY M. FARBER

//S// MARY JANE B. FORTIN  Director, Executive Vice President     June 19, 2015
---------------------------and Chief Financial Officer
MARY JANE B. FORTIN

*//S// DEBORAH A. GERO     Director, Senior Vice President and    June 19, 2015
---------------------------Chief Investment Officer
DEBORAH A. GERO

*//S// JANA W. GREER       Director and President - Group         June 19, 2015
---------------------------Retirement
JANA W. GREER

*//S// MICHAEL P. HARWOOD  Director, Senior Vice President, and   June 19, 2015
                           Chief Actuary and Corporate
---------------------------Illustration Actuary
MICHAEL P. HARWOOD

*//S// KEVIN T. HOGAN      Director and Chief Executive Officer   June 19, 2015
---------------------------
KEVIN T. HOGAN

*//S// STEPHEN A. MAGINN   Director, Senior Vice President and    June 19, 2015
---------------------------Chief Distribution Officer
STEPHEN A. MAGINN

*//S// DAVID S. JORGENSEN  Vice President and Controller          June 19, 2015
---------------------------
DAVID S. JORGENSEN

//S// MANDA GHAFERI        Attorney in Fact                       June 19, 2015
---------------------------
*MANDA GHAFERI

                               Index of Exhibits

Exhibit No.

    4(a).  Specimen Group Annuity Contract.

    4(b).  Specimen Market Value Adjustment Endorsement.

    4(c).  Specimen Unallocated Contract Endorsement.

    4(d).  Specimen Death Benefit Endorsement.

    4(e).  Specimen Indexed Guaranteed Minimum Interest Rate Endorsement.

    4(f).  Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

    8(b).  (1)  Participation Agreement among The Variable Annuity Life
                Insurance Company, Ariel Investment Trust and Ariel Distributors, Inc. dated November 1, 2000.

           (2) First Amendment to Participation Agreement among The Variable Annuity Life Insurance Company, Ariel Investment Trust and Ariel Distributors, Inc. dated October 1, 2004.

           (3) Second Amendment to Participation Agreement among The Variable Annuity Life Insurance Company, Ariel Investment Trust and Ariel Distributors, Inc. dated June 9, 2006

           (4) Administrative Services Agreement between The Variable Annuity Life Insurance Company and Ariel Distributors, Inc. dated November 1, 2000.

           (5) Amendment to Administrative Services Agreement between The Variable Annuity Life Insurance Company and Ariel
                Distributors, Inc. dated January 1, 2002.

    9.     Opinion of Counsel and Consent of Depositor.

    10. Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP.

                                      11